Exhibit 99.1

Stock Code：8150

ChipMOS annual report is available at:
https://mops.twse.com.tw
https://www.chipmos.com/english/ir/year.aspx



南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

2023 ANNUAL REPORT

Notice to readers

This English version annual report is a summary translation of the Chinese version and is not an official document of the shareholders' meeting.
If there is any discrepancy between the English and Chinese versions, the Chinese version shall prevail.

Printed on April 11, 2024

2023 Annual Report
Printed on April 11, 2024

Company Spokesperson
Name: Jesse Huang
Title: Senior Vice President, Strategy and
Investor Relations
Tel: (03)577-0055
E-MAIL: jesse_huang@chipmos.com

Company Deputy Spokesperson
Name: Silvia Su
Title:Vice President, Finance & Accounting
Management Center
Tel: (03)577-0055
E-MAIL: silvia_su@chipmos.com

Headquarter and Fabs
Hsinchu Headquarter (Hsinchu fab.)
Address: No. 1, Yanfa 1st Rd., Hsinchu
Science Park, Hsinchu County, Taiwan, R.O.C.
Tel: (03)577-0055
Fax: (03)566-8989

Tainan fab.
Address: No. 5, Nanke 7th Rd., Southern
Taiwan Science Park, Tainan City, Taiwan,
R.O.C.
Tel: (06)505-2388
Fax: (06)505-2345

Tainan fab. 2
Address: No. 3, Nanke 7th Rd., Southern
Taiwan Science Park, Tainan City, Taiwan,
R.O.C.
Tel: (06)505-2388
Fax: (06)505-2345

Zhubei fab.
Address: No. 37, Xintai Rd., Zhubei City,
Hsinchu County, Taiwan, R.O.C.
Tel: (03)656-2078
Fax: (03)553-2715

Zhubei fab. 2
Address: No. 112, Zhonghe St., Zhubei City,
Hsinchu County, Taiwan, R.O.C.
Tel: (03)656-2078
Fax: (03)553-2530

Hukou fab.
Address: No. 4, Rende Rd., Hukou Township,
Hsinchu County, Taiwan, R.O.C.
Tel: (03)656-2078
Fax: (03)598-3012

U.S. subsidiary
ChipMOS U.S.A., Inc.
Address: 2890 North First Street, San Jose, CA
95134, U.S.A.
Tel: 002-1-408-922-2777
Fax: 002-1-408-922-7275

Shanghai subsidiary
**ChipMOS SEMICONDUCTORS (Shanghai)
LTD.**
Address: Room 1166, Zone V, 11th Floor,
Building 1, No. 158 Shuanglian Road, Qingpu
District, Shanghai
Tel: 002-86-21-3328-5177

Stock Transfer Agent
Company: KGI Securities Co., Ltd., Transfer
Agency Department
Address: 5F., No. 2, Sec. 1, Chongqing S. Rd.,
Zhongzheng Dist., Taipei City, Taiwan, R.O.C.
Website: https://www.kgi.com.tw
Tel: (02)2389-2999

**The Certified Public Accountants for the
Latest Annual Financial Statements**
Company: PricewaterhouseCoopers,Taiwan
Auditors: Chien-Yeh Hsu, Yi-Chang Liang
Address: 27F., No. 333, Sec. 1, Keelung Rd.,
Xinyi Dist., Taipei City, Taiwan, R.O.C.
Website: https://www.pwc.tw
Tel: (02)2729-6666

Foreign Securities Trade & Exchange
ADS exchange:
NASDAQ Stock Market
Disclosed information can be found at:
https://www.nasdaq.com
ADS code: IMOS

Corporate Website
https://www.chipmos.com

Table of Contents

I. Letter to Shareholders

Attachment 1

Dear Shareholders,

Following from the second half of the year of 2022 demand softness and customer destocking, it impacted our 2023 results, including revenue and profit both declined compared to 2022. By cautiously stable operating strategy, in line with industry trend and customer requirements, ChipMOS will keep moving forward expanding the core technologies and product developments, as well as investing in the automation and intellectualized of production lines to maintain growth momentum and improve profitability. The followings are the major operating results of 2023:

Business Results in 2023

Achievements of Business Plan Implementation

Consolidated revenue for the fiscal year ended December 31, 2023 was NT$21.36 billion, which reflects 9.2% down from 2022. The consolidated gross margin for the year was 16.6%. In individual product lines, memory product revenue decreased 24.2% from 2022, and represented 34.9% of 2023 total revenue. The revenue of flat panel display driver IC (DDIC) related products, including gold bump increased 9.1% from 2022 and represented 56.8% of 2023 total revenue. Driven by automotive and smart mobile, Automotive panel and OLED panel driver IC revenue grew more than 27% and 125% from 2022, respectively.

Budget Execution

Regarding the soft end demand and customers' destocking, we strictly control the capital expenditure related to capacity expansion except the necessary green energy investment, plant renovation, quality improvement and R&D activities. Our 2023 CapEx was NT$3.23 billion.

Financial Performance and Profitability Analysis

The profit attributable to equity holders of the Company and the basic earnings per share were NT$1.89 billion and NT$2.60. Till the end of 2023, the aggregated amount of ChipMOS' consolidated assets were NT$46.16 billion and the cash and cash equivalents was NT$12.35 billion. The consolidated liabilities were NT$21.31 billion with the consolidated liabilities to assets ratio of 46.2%. The equity attributable to equity holders of the Company was NT$24.85 billion with the Return on Equity (ROE) was 7.6% for 2023. Overall, ChipMOS has strengthened financial structure.

Research and Developments

Single integrated device and the thinning & small foot print requirements are driving the packaging technology development with the rising of emerging applications such as AI and 5G, and the popularity of mobile devices. We completed the following technologies development results in 2023:

(1) New Cu Pillar structure of tall bump height 100um development;
(2) New structure of 2P2M Cu Pillar process;
(3) High-density (>4000 Chs) multilayer COF bonding packaging technology services;
(4) The next-generation Micro LED driver IC packaging process in high-resolution panels;

(5) High density FC assembly for high-speed chip of Server;

(6) High thermal conductivity compound application for UFS thermal enhancement.

Honors and Awards

ChipMOS is committed to improving the quality of corporate governance and perform corporate social responsibility. In the meantime, we integrated our core business and sustainability vision of ChipMOS to support the UN's sustainable development goals (SDGs) by specific solid actions. In the areas of environmental, social and governance (ESG), ChipMOS has continuously awarded 2023 TCSA "Top 100 Corporates" and "Corporate Sustainable Report - Platinum Grade". And honored the ranked among the top 5% of all TWSE-listed companies for two consecutive years. Following the Tainan fab., Hsinchu fab. was also awarded the "Green Factory" label.   Moreover, the Subsidy Program for Low-Carbon and Smart Upgrading Transformation of the Manufacturing Industry with Large Firms Leading Small Firms has been approved by Industrial Development Administration Ministry of Economic Affairs in 2023, and honored the "Occupational Health and Safety Indicators Disclosed in the Corporate Sustainable Reports Top 10% Outstanding Corporate in the Listing Electronic Companies Award" by Occupational Safety and Health Administration, Ministry of Labor.

Outline of 2024 Business Plan

Business Policy

Continuing to focus on the strengths of technical services for packaging and testing products, accelerating the implementation of intelligent factory, and effectively enhancing productivity and quality through AI implementation. Meanwhile, we are also actively practicing ESG management and sustainable development for the Company. Based on the industry and market outlook, customers' further demand and our capacity situation, the estimated sales volume in 2024 is listed as following:

Sales Items	Estimated Sales Volume
Assembly	Approx. 3.89 billion pieces
Testing	Approx. 2.69 billion pieces
LCDD	Approx. 1.64 billion pieces
Bumping	Approx. 1.09 million wafers

Key Production and Marketing Strategies

In response to the competition in domestic and foreign markets, we focus on niche and high-growth end-use markets, diversifying the application field scope of our products. Additionally, ChipMOS also actively implements cost reduction actions, including working to lower energy consumption of facilities and equipment, and controlling raw material consumption. Our efforts continue to help further improve product quality, enhance efficiency, reduce costs and continues to improve our product quality and enhance production yield.

Key Strategies of Future Development

Looking ahead to 2024 and beyond, ChipMOS will continue to focus on the niche market about automotive electronics, as well as high-growth markets about smart mobile devices which are driven by the automation and intellectualized in industrial. By offering leading edge and reliable semi-conductor back end turnkey solutions that integrated wafer bumping and assembly, to meet the industry demand and customers' requirements. ChipMOS is also driving higher efficiency and profit through increased AI and automation to further reduce the operating cost to be able to drive growth in revenue and profitability.

Impacts of External Competition, Regulation and Macroeconomics

By catching up the industry trend and grasping the opportunity of product growth, ChipMOS will continuously focus on the core technology development and innovation to face of more and more severe industrial environments and challenges. According to our global business strategies, we remain alongside our strategic customers for supporting their product development roadmap to make progress and grow with them. In response to the more and more stricter regulatory requirements for greenhouse gas emissions and renewable energy such as green electricity, the Company not only actively practicing corporate sustainable development, but also participated in the CDP. And received the recognition for the leadership and management levels in the categories of climate change and water security respectively. Meanwhile, to maximize value for our shareholders is our endeavor goal. We thank you for your continuous support.

Chairman: Shih-Jye Cheng   President: Shih-Jye Cheng   Accounting Officer: Silvia Su

II. Company Profile

I. Date of Incorporation: July 28, 1997

II. Company History

Time	Milestones
July 1997	Incorporated with paid-in capital of NT$5,000,000,000 and with the name "ChipMOS TECHNOLOGIES INC."
September 1997	Acquired ISO 9002 certification. (Hsinchu fab.)
October 1997	Became public company.
November 1997	Acquired ISO 14001 certification. (Hsinchu fab.)
August 1998	Completed construction of Tainan fab.
October 1998	Acquired QS 9000 certification. (Hsinchu fab.)
November 1998	Tainan fab. was approved to start the operation and began the commercial launch of memory IC TSOP/QFP package.
December 1998	Acquired ISO 9002 certification. (Tainan fab.)
June 1999	Established Japanese subsidiary.
July 1999	Acquired Kaohsiung fab. of Microchip Technology Inc. which provided EEPROM, OTPROM memory IC and logic IC testing services.
July 1999	Became the first professional assembly house in the world to develop Cross-flow Modeling Technique and began mixed-signal product testing and Ball Grid Array (BGA) package.
October 1999	Acquired QS 9000 certification (Tainan fab. and Kaohsiung fab.) and established U.S. subsidiary of the Company.
April 2000	Started TCP assembly for LCD driver IC semiconductor.
July 2000	Acquired ISO 14001 certification. (Tainan fab.)
October 2000	Acquired CNLA Accreditation (the quality laboratory of the Tainan fab).
November 2000	Started 12" wafer assembly and testing.
January 2001	For the plan of ChipMOS TECHNOLOGIES (Bermuda) LTD. (hereinafter be referred to as "ChipMOS Bermuda") to list in the United States of America, the Company's major shareholder, Mosel Vitelic Inc. and other shareholders, sold 70.25% of the Company's common share to ChipMOS Bermuda, and at the same time purchased ChipMOS Bermuda's shares by using the full proceeds obtained from the sale. As of the end of 2001, ChipMOS Bermuda held 69.7% of the Company's total outstanding shares.
September 2002	Invested into CHANTEK ELECTRONIC CO., LTD. which was mainly engaged in business of IC assembly.
December 2002	Invested into ThaiLin Semiconductor Corp.
January 2003	Launched successfully high-tech level Chip On Film assembly and testing

Time	Milestones
	technology.
February 2003	Invested into Advanced Micro Chip Technology Co., Ltd. which was mainly engaged in business of gold bumping production.
August 2003	Completed the preparation of commercial launch of DDR II SDRAM assembly and testing solution.
December 2003	Acquired ISO 9001:2000 and ISO/TS 16949:2002 certification. (Hsinchu and Tainan fab.)
December 2003	Started commercial launch of Chip On Glass (COG) for LCD driver IC.
January 2004	Founded ChipMOS Logic TECHNOLOGIES INC. as the joint venture with ThaiLin Semiconductor Corp. to engage in logic/mixed-signal IC testing business.
November 2005	The Company merged with CHANTEK ELECTRONIC CO., LTD., with the Company being the surviving company and the capital increased to NT$8,934,422,910.
January 2006	Acquired ISO/TS 16949:2002 certification (Zhubei fab.)
April 2006	The Company, Oracle and Institute for Information Industry form R&D alliance to develop a real time information system.
September 2006	Received 14th "Excellent Enterprise Innovation Award" from the MOEA.
February 2007	Cancelled 5,611,797 treasury shares which the Company bought back from the dissenting shareholders regarding the merger with CHANTEK ELECTRONIC CO., LTD. and the capital became NT$8,878,304,940 after the cancellation.
May 2007	Completed construction of the second assembly fab. in Tainan.
August 2007	Awarded for 2006 International Trade.
September 2007	The Company and ChipMOS Bermuda consummated share exchange transaction and the Company became a wholly owned subsidiary of ChipMOS Bermuda.
October 2009	The Company's Japanese subsidiary was dissolved.
April 2013	Registered at the Emerging Stock Market.
April 2014	Listed for trading on the Taiwan Stock Exchange.
November 2014	Tainan fab was awarded the first "Green Factory" label of Taiwan OSAT.
June 2015	Merged with ThaiLin Semiconductor Corp. with the Company being the surviving company and increased the capital in an amount of NT$359,322,850. Company's capital became NT$9,005,516,430 after the merger.

Time	Milestones
October 2016	The Company merged with its parent company, ChipMOS Bermuda, with the Company being the surviving company. The total outstanding shares of the Company after the merger were 887,121,261 shares. And issued ADS of ChipMOS Taiwan trading on NASDAQ Stock Market (Ticker: IMOS)
November 2016	Awarded Bronze grade Award of the 25th Enterprise Environmental Protection Award.
March 2017	Completed the joint venture with Tsinghua Unigroup in ChipMOS TECHNOLOGIES (Shanghai) LTD.. The Company sold 54.98% of ChipMOS TECHNOLOGIES (Shanghai) LTD. shares to strategic investors lead by Tsinghua Unigroup.
November 2017	Awarded Silver grade Award of the 26th Enterprise Environmental Protection Award.
March 2018	Completed whole investment tranche of ChipMOS TECHNOLOGIES (Shanghai) LTD..
August 2018	Honored Top 50 of Top100 larger enterprise of the 2018 CommonWealth's CSR Corporate Citizens Award.
November 2018	Awarded Top 50 Taiwan Corporate Sustainability Awards of 2018 Taiwan Corporate Sustainability Awards.
December 2018	Awarded Gold grade Award of the 27th Enterprise Environmental Protection Award.
September 2019	Honored Top 50 larger enterprise of the 2019 CommonWealth's CSR Corporate Citizens Award.
November 2019	Awarded the Gold grade Award of the 1st National Enterprise Environmental Protection Award and Honorary Environmental Protection Enterprise Award. Awarded Top 50 Taiwan Corporate Sustainability Awards of 12th Taiwan Corporate Sustainability Awards (TCSA).
March 2020	Established Shanghai subsidiary.
November 2020	Honored Top Green Companies in Asia Award at the 2020 Asia Corporate Excellence & Sustainability (ACES) Awards. Awarded Top 50 Taiwan Corporate Sustainability Awards of 13th Taiwan Corporate Sustainability Awards (TCSA).
December 2020	Honored 2020 Air Quality Purification Zone Adoption-Special Contribution Award of Environmental Protection Administration (EPA).
August 2021	Awarded 2020 Promoting Workplace Work Equal Rights – High Distinction Award of STSP.
November 2021	Honored 14th TCSA Sustainability Comprehensive Award & Gold Award of Corporate Sustainability Report.

Time	Milestones
January 2022	Awarded 2021 Special Contribution Award for Adopting Air Quality Purification Zone.
May 2022	Honored 8th Corporate Governance Evaluation, ChipMOS ranked among the top 5% of all TWSE-listed companies.
November 2022	Awarded the Top 10% of electronics companies of 2022 Occupational Health and Safety Indicators Disclosed in the ESG Reports.
	Awarded 2022 TCSA "Top 100 Corporates" and "Corporate Sustainable Report - Platinum Grade".
December 2022	Honored 2022 National Sustainable Development Awards.
January 2023	Hsinchu fab was awarded the "Green Factory" label.
May 2023	For two consecutive years ranked among the top 5% of all TWSE-listed companies.
October 2023	The Subsidy Program for Low-Carbon and Smart Upgrading Transformation of the Manufacturing Industry with Large Firms Leading Small Firms has been approved by Industrial Development Administration Ministry of Economic Affairs in 2023.
November 2023	Awarded 2023 TCSA "Top 100 Corporates" and "Corporate Sustainable Report - Platinum Grade".
November 2023	Honored the "Occupational Health and Safety Indicators Disclosed in the Corporate Sustainable Reports Top 10% Outstanding Corporate in the Listing Electronic Companies Award" by Occupational Safety and Health Administration, Ministry of Labor.
December 2023	Ranked as a CHR commitment Enterprise by Common-health-magazine in 2023.
December 2023	Disposed the entire remaining equity interests in Unimos Microelectronics (Shanghai) Co., Ltd.

III. Corporate Governance Report

I. Organization System

(I) Organization structure

March 31, 2024


Shareholders' Meeting
Board of Directors
Audit Committee
Compensation Committee
Nomination Committee
Audit Office
Corporate Governance Officer
President
Management Committee
ESG Committee
Information Security Management Committee
HC Operation Manufacturing Center
TN Operation Manufacturing Center
Strategy and Investor Relations
ESH Office
Facility Eng. Division
New Product Development Management Center
Finance & Accounting Management Center
Human Resource Management Center
Business Management Center
Q.R.A. Center
PMC Management Center
I.T.M. Center
System Engineering Management Division
Purchase & Logistics Management Division
Memory & Mixed-signal Testing Production Group
WB Production Group
Assembly Production Group
LCDD Production Group

(II) Business of Major Departments

President
Operational targets and performance manage of the Company.

Audit Office
Internal audit and operation process management.

Corporate Governance Officer
Handle matters relating to the board and shareholders' meetings according to laws and assist the directors to perform their duties.

Management Committee
Plan operation strategies of the Company.

ESG Committee
Enhance the management effectiveness of CSR and sustainable management of the Company.

Information Security Management Committee
Planning and implementation of information security management system and policy.

Strategy and Investor Relations
Implementation and plans regarding matters relating to the strategy and investor relations.

ESH Office
Responsible for planning, implementing, and managing policies related to labors' safety , health and environmental protection.

Facility Eng. Division
Facility management and enhancement.

New Product Development Management Center
Responsible for the management of new production development.

Finance & Accounting Management Center
Responsible for tax planning, asset management, budgeting, cost analysis, and also capital finance and other operations related to finance and accounting.

Human Resource Management Center
Human resource management and organizational development.

Business Management Center
Responsible for market trend analysis, plans and implementation of matters related to business development and customer service.

Q.R.A. Center
Responsible for the enactment related to the quality development schedule, and plans and implementation related to relevant quality activities.

PMC Management Center
Responsible for production plans, material management and customer service.

I.T.M. Center
Responsible for the structure of information system. Develop and manage the automated & A.I. system to enhance quality and productivity.

System Engineering Management Division
Provide rationalization and optimization plans regarding resources in the Company's factory to high-level managements as policy decision reference.

Purchase & Logistics Management Division
Plan and implement the procurement of raw materials, equipment and general matters.
Logistics plans and management of the Company.

HC Operation Manufacturing Center
Responsible for production plans and implementation of Memory & Mixed-signal Testing Production Group and WB Production Group.

TN Operation Manufacturing Center
Responsible for production plans and implementation of Assembly Production Group and LCDD Production Group.

II. Information of Directors (including independent directors), President, Vice Presidents, Assistant Presidents, Officers of Departments and Branches

(I) Information Regarding Directors (including independent directors)

1. Directors (including independent directors)

April 1, 2024(Unit: shares; %)

Title	Nationality	Name	Gender Age	Date elected	Term	Date first elected	Shareholding when elected		Shareholding at present		Shareholding at present by spouse and minor children		Shareholding in the name of others		Major education / work experience	Current positions at the Company or other companies	Other officers or directors who is the spouse or a relative within second degree of kinship			Remark
							Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio			Title	Name	Relation	
Chairman	R.O.C. (Taiwan)	Shih-Jye Cheng	M 61~70 years old	2021 7.12	3 years	1997 7.17	6,150,161	0.85	6,150,161	0.85	—	—	6,244,777	0.86	- MBA, Saginaw Valley State University - Director of Mosel Vitelic Inc. - Chairman of Advanced Micro Chip Technology Co., Ltd. - Chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. - Chairman of CHANTEK ELECTRONICS CO., LTD. - Chairman of ChipMOS Logic TECHNOLOGIES INC. - Chairman of ThaiLin Semiconductor Corp. - Vice Chairman of Unimos Microelectronics (Shanghai) Co., Ltd.	- President of ChipMOS TECHNOLOGIES INC. - Director of ChipMOS U.S.A., Inc. - Representative & Director of Hao Hsiang Investment Co., Ltd. - Representative & Director of Hao Yen Investment Co., Ltd.	—	—	—	(Note 2)

Title	Nationality	Name	Gender Age	Date elected	Term	Date first elected	Shareholding when elected		Shareholding at present		Shareholding at present by spouse and minor children		Shareholding in the name of others		Major education / work experience	Current positions at the Company or other companies	Other officers or directors who is the spouse or a relative within second degree of kinship			Remark
							Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio			Title	Name	Relation	
Director	R.O.C. (Taiwan)	Siliconware Precision Industries Co., Ltd.	N/A	2021 7.12	3 years	1997 7.17	78,910,390	10.85	78,910,390	10.85	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	—
	R.O.C. (Taiwan)	Kun-Yi Chien (Representative)	M 61~70 years old	2021 7.12	3 years	2021 7.12	—	—	—	—	—	—	—	—	- EMBA, Tunghai University - Deputy Director of Dah Shan Electric Wire & Cable Corp.	- Director / Chief Administration Officer / Senior Vice President of Siliconware Precision Industries Co., Ltd. - Director of Yann Yuan Investment Co., Ltd.	—	—	—	—
Director	R.O.C. (Taiwan)	Siliconware Precision Industries Co., Ltd.	N/A	2021 7.12	3 years	1997 7.17	78,910,390	10.85	78,910,390	10.85	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	—
	R.O.C. (Taiwan)	David Chang (Representative) (Note 3)	M 51~60 years old	2022 10.3	(Note 3)	2022 10.3	—	—	—	—	—	—	—	—	- Master, Institute of Electronics, National Chiao Tung University - Deputy Director of Global Marketing Division of United Microelectronics Corporation (UMC) - Senior Director of Europe & Asia District Sales Division of Siliconware Precision Industries Co., Ltd.	- Vice President of Siliconware Precision Industries Co., Ltd.	—	—	—	—

Title	Nationality	Name	Gender Age	Date elected	Term	Date first elected	Shareholding when elected		Shareholding at present		Shareholding at present by spouse and minor children		Shareholding in the name of others		Major education / work experience	Current positions at the Company or other companies	Other officers or directors who is the spouse or a relative within second degree of kinship			Remark
							Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio			Title	Name	Relation	
Director	R.O.C. (Taiwan)	Silvia Su	F 51~60 years old	2021 7.12	3 years	2021 7.12	340,101	0.05	340,101	0.05	—	—	830,000	0.11	- Master, Business Administration, The University of Leeds - Director of ThaiLin Semiconductor Corp. - Senior Director of ChipMOS TECHNOLOGIES INC.	- Vice President / Corporate Governance Officer of ChipMOS TECHNOLOGIES INC. - Chairman of ChipMOS U.S.A., Inc. - Supervisor of Unimos Microelectronics (Shanghai) Co., Ltd. - Director of ChipMOS TECHNOLOGIES (BVI) LTD. - Representative & Director of Tsai Fu Investment Co., Ltd. - Supervisor of ChipMOS SEMICONDUCTORS (Shanghai) LTD.	—	—	—	—
Independent Director	R.O.C. (Taiwan)	Chin-Shyh Ou	M 61~70 years old	2021 7.12	3 years	2007 6.28	—	—	—	—	—	—	—	—	- Ph.D., Business Administration (Accounting), University of Minnesota, U.S.A. - Certified Public Accountant (CPA), Taiwan, R.O.C. - Certified Public Accountant (CPA), U.S.A. - Certified Internal Auditor (CIA), U.S.A. - Professor of the Department of Accounting and Information Technology at National Chung Cheng University	- Honorary Professor of the Department of Accounting and Information Technology at National Chung Cheng University - Independent Director / Audit Committee Member / Compensation Committee Member of Tsang Yow Industrial Co., Ltd.	—	—	—	—

Title	Nationality	Name	Gender Age	Date elected	Term	Date first elected	Shareholding when elected		Shareholding at present		Shareholding at present by spouse and minor children		Shareholding in the name of others		Major education / work experience	Current positions at the Company or other companies	Other officers or directors who is the spouse or a relative within second degree of kinship			Remark
							Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio			Title	Name	Relation	
Independent Director	R.O.C. (Taiwan)	Kuei-Ann Wen	F 61~70 years old	2021 7.12	3 years	2015 6.3	—	—	—	—	—	—	—	—	- Ph.D., Electrical Engineering, National Cheng Kung University - Associate Dean of the College of Electrical and Computer Engineering at National Chiao Tung University - Associate Dean of the Office of Research and Development at National Chiao Tung University	- Professor of the Institute of Electronics at National Yang Ming Chiao Tung University - Chief Executive Officer of Social Responsibility Development Office at National Yang Ming Chiao Tung University - Professor of International College of Semiconductor Technology at National Yang Ming Chiao Tung University - Independent Director / Audit Committee Member / Compensation Committee Member of Xintec Inc. - Deputy Director of Center for Healthy Longevity and Aging Sciences at National Yang Ming Chiao Tung University	—	—	—	—

Title	Nationality	Name	Gender Age	Date elected	Term	Date first elected	Shareholding when elected		Shareholding at present		Shareholding at present by spouse and minor children		Shareholding in the name of others		Major education / work experience	Current positions at the Company or other companies	Other officers or directors who is the spouse or a relative within second degree of kinship			Remark
							Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio			Title	Name	Relation	
Independent Director	R.O.C. (Taiwan)	Hui-Fen Chan	F 51~60 years old	2021 7.12	3 years	2021 7.12	—		—		—		—		- LL.M. Boston University School of Law - LL.B, National Taiwan University - Admitted to practice law in Taiwan, R.O.C. & New York, U.S.A. - Associate Attorney of Lee & Li Attorneys-at-Law - Partner of Hong-Li Attorneys-at-Law - General Counsel of Siliconware Precision Industries Co., Ltd. - Compensation Committee Member / M & A Committee Member of MAG.LAYERS Scientific-Technics Co., Ltd. - General Counsel of Altek Corporation - Independent Director / Audit Committee Member / Compensation Committee Chairman of STARK Technology Inc. - Director of Raku Co., Ltd.	- Independent Director / Audit Committee Member / Compensation Committee Member of ITEQ Corporation - Independent Director of FORMOSA I WIND POWER CO., LTD. - Independent Director / Audit Committee Member / Compensation Committee Member of Taiwan Mask Corp. - Director of Uniconn Interconnections Technology Co., Ltd. - Attorney of R&S Intel. Attorneys at Law	—	—		—

Title	Nationality	Name	Gender Age	Date elected	Term	Date first elected	Shareholding when elected		Shareholding at present		Shareholding at present by spouse and minor children		Shareholding in the name of others		Major education / work experience	Current positions at the Company or other companies	Other officers or directors who is the spouse or a relative within second degree of kinship			Remark
							Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio			Title	Name	Relation	
Independent Director	R.O.C. (Taiwan)	Yeong-Her Wang	M 61~70 years old	2021 7.12	3 years	2007 6.28	—	—	—	—	—	—	—	—	- Ph.D., Electrical Engineering, National Cheng Kung University - Chairman of the Department of Electrical Engineering at National Cheng Kung University - Associate Dean of the College of Engineering at National Cheng Kung University - Director of Alumni Association Center of National Cheng Kung University - Independent Director / Audit Committee Member / Nomination Committee Chairman of ChipMOS TECHNOLOGIES (Bermuda) LTD. - Independent Director / Audit Committee Member / Compensation Committee Member of Darfon Electronics Corp. - Independent Director / Audit Committee Member / Compensation Committee Member of Giga Solution Tech. Co., Ltd. - President of National Applied Research Laboratories	- Professor of the Department of Electrical Engineering and the Institute of Microelectronics at National Cheng Kung University - Chairman of Foundation of NCKU Tainan Alumni Association - Director of TSMC-NCKU Joint R&D Center - Independent Director / Audit Committee Member / Compensation Committee Member of Unictron Technologies Corp.	—	—	—	(Note 4)

 南茂科技股份有限公司 ChipMOS TECHNOLOGIES INC.

Title	Nationality	Name	Gender / Age	Date elected	Term	Date first elected	Shareholding when elected		Shareholding at present		Shareholding at present by spouse and minor children		Shareholding in the name of others		Major education / work experience	Current positions at the Company or other companies	Other officers or directors who is the spouse or a relative within second degree of kinship			Remark
							Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio			Title	Name	Relation	
Independent Director	R.O.C. (Taiwan)	Hong-Tzer Yang	M 61~70 years old	2021 7.12	3 years	2021 7.12	–		–		–		–		- Ph.D., Electrical Engineering, National Tsing Hua University - Professor of the Department of Electrical Engineering at Chung Yuan Christian University - Independent Director / Audit Committee Member / Compensation Committee Member of Spirox Corporation - Director of Taiwan Electric Research & Testing Center	- Professor of the Department of Electrical Engineering at National Cheng Kung University - Deputy Director of Research Center for Energy Technology and Strategy at National Cheng Kung University - Director of Research Center for Energy Technology for Sustainability at National Cheng Kung University - Independent Director / Audit Committee Member / Compensation Committee Member / Corporate Governance Committee Member of Padauk Technology Co., Ltd. - Director of AeroVision Avionics Inc. - Independent Director / Audit Committee Member / Risk Management Committee Member / Corporate Governance and Sustainable Development Committee Member / Merger and Acquisition Special Committee Member / ESG Execution Committee Member of Chailease Holding Company Limited	–	–	–	–

Note 1: The authority of the Company's supervisors shall be exercised by Audit Committee composed of Independent Directors.
Note 2: The reasonableness, necessity thereof, and the measures adopted in response thereto of the Chairman and President of the Board of Directors of the Company are the same person:
The Board of Directors is the Company's highest governance unit and the center for making business decisions. It supervises the management, exercises its powers in accordance with laws and regulations, and is being responsible to the Company and its shareholders.
The person who serves the Chairman and President, in order to maximize the Company's value, he must fully grasp the operation information and status, so that the operating efficiency is increased and the decision-making is

executed more smoothly.

The Company has long been committed to deepening corporate governance and corporate sustainability. By increasing the number of independent directors to 5 and setting up functional committees, independent directors are appointed as members of the committee. With its independence and professionalism, it provides board decision-making suggestions and strengthens director supervision and decision quality. More than half of the Company's directors neither employee nor officer of the Company.

Note 3: The Director, Siliconware Precision Industries Co., Ltd. reassigned Mr. David Chang as the representative on October 3, 2022, and the term of the newly representative shall be based on the term of the original representative.

Note 4: Mr. Wang served as the independent director of the Company from June 28, 2007 to June 16, 2013. He has served as the independent director of the Company again since July 12, 2021.

2. Major Shareholders of ChipMOS's Institutional Shareholders

April 1, 2024

Name of Institutional Shareholders	Major Shareholders	
	Name	Shareholding Ratio (%)
Siliconware Precision Industries Co., Ltd.	ASE Technology Holding, Co., Ltd	100

3. Major Shareholders of Institutional Shareholders Whom Are Major Shareholders of ChipMOS's Institutional Shareholders

January 23, 2024

Name of Institutional Shareholders	Major Shareholders	
	Name	Shareholding Ratio (%)
ASE Technology Holding, Co., Ltd	A.S.E Enterprises Limited	15.608
	Citibank Taiwan: custody of ASE Depository Certificates	7.169
	HSBC Taiwan as the custodian bank for Value Tower Limited	6.045
	HSBC Taiwan as the custodian bank for Brilliant Capital Profits Limited	2.751
	Labor Pension Fund	1.528
	Fubon Life Insurance Co. Ltd	1.244
	Taishin International Bank CO., LTD. as the custodian bank for Cathay MSCI Taiwan ESG Sustainability High Dividend Yield ETF Servurities Investment Trust Fund Account	1.228
	Yuanta/P-shares Taiwan Dividend Plus ETF	1.212
	Department of Government Employees Insurance, Bank of Taiwan	1.134
	Morgan Managed Van Gard Emerging Markets Equity Index Fund Account	1.079

4. Information regarding the professional qualification of directors (including independent directors) and the independence of independent directors

March 31, 2024

Qualification / Name	Professional qualification and experience (Note 1)	Independence analysis (Note 2)	No. of other public companies at which the person concurrently serves as an independent director
Shih-Jye Cheng	• Financial accounting professional • Vice Chairman of companies in the same industry • Chairman / President of TWSE/TPEx listed companies in the same industry	• Concurrently serves as the president of the Company. • Concurrently serves as a director of the Company's affiliated companies. • A natural person shareholder who holds more than 1% of the Company's issued shares. • The rest are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies".	—
Kun-Yi Chien	• Director / Chief Administration Officer of public companies in the same industry • Senior vice president of TWSE/TPEx listed companies in the same industry	• A director and an employee of a corporate shareholder who holds more than 5% of the Company's issued shares. • A director as a legal representative. • The rest are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies".	—
David Chang	• Vice president of public companies in the same industry • Senior Director of TWSE/TPEx listed companies in the same industry	• An employee of a corporate shareholder who holds more than 5% of the Company's issued shares. • A director as a legal representative. • The rest are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies".	—
Silvia Su	• Financial accounting professional • Supervisor of companies in the same industry • Vice president / Financial officer / Accounting officer / Corporate Governance Officer of TWSE/TPEx listed companies in the same industry	• Concurrently serves as the vice president of the Company. • Concurrently serves as a chairman, a director and a supervisor of the Company's affiliated companies. • The rest are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies".	—

Qualification / Name	Professional qualification and experience (Note 1)	Independence analysis (Note 2)	No. of other public companies at which the person concurrently serves as an independent director
Chin-Shyh Ou (Independent Director)	• Financial accounting professional • Taiwan, R.O.C. and U.S.A Certified Public Accountant and Certified Internal Auditor • Professor of the Department of Accounting and Information Technology at University • Independent Director / Audit Committee member / Compensation Committee member of TWSE/TPEx listed companies	• All are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies". (Notes 3~6)	1
Kuei-Ann Wen (Independent Director)	• Professor of the Department of Electronics at University • Independent Director / Audit Committee member / Compensation Committee member of TWSE/TPEx listed companies in the same industry	• All are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies". (Notes 3~6)	1
Hui-Fen Chan (Independent Director)	• Law professional • Admitted to practice law in Taiwan, R.O.C & New York, U.S.A. • Partner of Attorneys-at-Law • General Counsel of TWSE/TPEx listed companies in the same industry • Independent Director / Audit Committee member / Compensation Committee member / M & A Committee member of TWSE/TPEx listed companies	• All are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies". (Notes 3~6)	2
Yeong-Her Wang (Independent Director)	• Professor of the Department of Electrical Engineering at University • Independent Director / Audit Committee member / Compensation Committee member of TWSE/TPEx listed companies in the same industry • Nomination Committee member of TWSE/TPEx listed companies in the same industry	• All are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies". (Notes 3~6)	1

Qualification / Name	Professional qualification and experience (Note 1)	Independence analysis (Note 2)	No. of other public companies at which the person concurrently serves as an independent director
Hong-Tzer Yang (Independent Director)	• Professor of the Department of Electrical Engineering at University • Independent Director / Audit Committee member / Compensation Committee member / Corporate Governance Committee member of TWSE/TPEx listed companies in the same industry • Risk Management Committee member / Corporate Governance and Sustainable Development Committee member / Merger and Acquisition Special Committee member / ESG Execution Committee member of TWSE/TPEx listed companies	• All are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies". (Notes 3~6)	2

Note 1: None of the Directors (including Independent Directors) of the Company has any conditions defined in Article 30 of the Company Act.

Note 2: None of the Directors (including Independent Directors) of the Company has any conditions defined in item 3 and 4 of Article 26-3 of the "Securities and Exchange Act".

Note 3: The person, the person's spouse, and relatives within the second degree of kinship do not serve as directors, supervisors or employees of the Company and its affiliates.

Note 4: The number and proportion of issued shares of the Company held by the person, the person's spouse, and relatives within the second degree of kinship (or held by the person under others' names) are 0.

Note 5: Not serving as a director, supervisor or employee of a company that has a specific relationship with the Company.

Note 6: The amount of remuneration obtained from providing commerce, law, finance, accounting and other services to the Company and its affiliates in the last two years is 0.

5. Diversity and independence of the Board of Directors:

(1) Diversity of the Board of Directors

A. Diversity Policy

According to the Company's "Corporate Governance Best Practice Principles", the composition of the Board of Directors shall be determined by taking diversity into consideration. It is advisable that directors concurrently serving as Company officers not exceed one-third of the total number of the board members, and that an appropriate policy on diversity based on the Company's business operations, operating dynamics, and development needs be formulated and include, without being limited to, the following two general standards:

1. Basic requirements and values: Gender and age, it is advised that the ratio of female directors to reach one-third of the total number of the board members.

2. Professional knowledge and skills: A professional background, professional skills, and industry experience.

All members of the board shall have the knowledge, skills, and experience necessary to perform their duties. To achieve the ideal goal of corporate governance, the Board of Directors shall possess the following abilities:

1. Ability to make operational judgments.
2. Ability to perform accounting and financial analysis.
3. Ability to conduct management administration.
4. Ability to conduct crisis management.
5. Knowledge of the industry.
6. An international market perspective.
7. Ability to lead.
8. Ability to make policy decisions.

B. Fulfillment of Diversification

The members of the Board of Directors of the Company have diversified backgrounds. The Company's Board of Directors was composed of members with rich industrial management experience and academic experience, including professional backgrounds in corporate management, electrical engineering, electronics, financial accounting, and law and so on. The Company's Board of Directors has 9 directors, including 5 independent directors, and the ratio of independent directors was 56%. The independent directors' independence is judged and evaluated in compliance with relevant laws and regulations. The average tenure of directors is 7 years. 3 independent directors' term of office is less than 3 years, 1 independent director is 3~9 years, 1 independent director was more than 9 years. More than half of the independent directors serve no more than three consecutive terms. 2 directors served as the Company's manager, and the ratio of directors served as manager was 22%, and not more than one-third of the number of directors. The Company pays attention to gender diversity in the composition of the board of directors. Among the 9 directors, 3 are female directors, and the ratio of female directors is 33%.

The specific management objectives and achievement of the Company's diversity policy are as follows:

Management objectives	Progress
Independent Directors form the majority of all directors.	Achieved
Number of female Directors reach one-third of all Directors.	Achieved
Number of Directors who concurrently serve as Company managers do not exceed one-third of all Directors.	Achieved

The Company's fulfillment of diversification of members of the Board of Directors:

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

Name	Title	Gender	Employees Identification	Age(year)			Professional knowledge and skills							
				51-60	61-70	71-80	Management Administration	Risk Management / Crisis Management	Industry Knowledge	Leadership / Decision-making Capacity	Sustainability	Accounting and financial analysis	Legal	Sales / Marketing
Shih-Jye Cheng	Chairman	M	V		V		V	V	V	V	V	V		V
Kun-Yi Chien	Director	M			V		V	V	V	V	V			
David Chang	Director	M		V			V	V	V	V	V			V
Silvia Su	Director	F	V	V			V	V	V	V	V	V		
Chin-Shyh Ou	Independent Director	M			V		V	V	V	V	V	V		
Kuei-Ann Wen	Independent Director	F			V		V	V	V	V	V			
Hui-Fen Chan	Independent Director	F		V			V	V	V	V	V		V	
Yeong-Her Wang	Independent Director	M			V		V	V	V	V	V			
Hong-Tzer Yang	Independent Director	M			V		V	V	V	V	V			

The Company's diversity policy and implementation status are also disclosed on the Company's website.

(2) Independence of the Board of Directors

The Company's Board of Directors has 9 directors, including 5 independent directors, and the ratio of independent directors is 56%.

None of the Company's Independent Directors hold any shares of the Company.

The Independent Directors of the Company meet the independence of Article 3 of the "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies".

Neither the Directors nor Independent Directors of the Company are subject to the conditions specified in Items 3 and 4 of Article 26-3 of the "Securities and Exchange Act".

Although Mr. Chin-Shyh Ou and Ms. Kuei-Ann Wen have been serving as the Company's Independent Director for more than three consecutive terms. The Company considers Mr. Chin-Shyh Ou and Ms. Kuei-Ann Wen to be independent because they have no personal or business relationship with the Company beyond their board seat. The Board of Directors believes Mr. Chin-Shyh Ou and Ms. Kuei-Ann Wen continue to possess the requisite independence of judgment and action, and have not formed such associations with management (or others) as may compromise their ability to exercise impartial judgment or act without bias in the best interests of the Company.

In conclusion, the Company believes that the Board of Directors is independent.

(II) Profile of President, Vice Presidents, Assistant Vice Presidents and Officers of Departments and Branches

April 1, 2024(Unit: shares; %)

Title Name	Nationality	Gender	Date appointed to position	Shares held		Shares held by spouse and minor children		Shares held through nominees		Principle work, experience and academic qualifications	Positions concurrently held in other companies at present	Other manager who is the spouse or a relative within second degree of kinship			Remarks
				Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio			Title	Name	Relation	
President Shih-Jye Cheng	R.O.C. (Taiwan)	M	1997.7.17	6,150,161	0.85	—	—	6,244,777	0.86	-MBA, Saginaw Valley State University -Director of Mosel Vitelic Inc. -Chairman of Advanced Micro Chip Technology Co., Ltd. -Chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. -Chairman of CHANTEK ELECTRONICS CO., LTD. -Chairman of ChipMOS Logic TECHNOLOGIES INC. -Chairman of ThaiLin Semiconductor Corp. -Vice Chairman of Unimos Microelectronics (Shanghai) Co., Ltd.	(Note 1)	—	—	—	(Note 7)
Executive Vice President, HC Operation Manufacturing Center Teng-Yueh Tsai (D.Y. Tsai)	R.O.C. (Taiwan)	M	2012.3.6	262,572	0.04	—	—	820,000	0.11	-Master, Resources Engineering, National Cheng Kung University -Gloria Material Technology Corp. -Philips Electronic Building Elements (Taiwan) Ltd. -Vice President, Q.R.A. Center, ChipMOS TECHNOLOGIES INC.	(Note 2)	—	—	—	—
Executive Vice President, TN Operation Manufacturing Center Yuan-Feng Hsu (Vincent Hsu)	R.O.C. (Taiwan)	M	2012.3.6	220,130	0.03	—	—	—	—	-Master, Electrical Engineering, National Sun Yat-Sen University -Assistant, National Cheng Kung University -Philips Electronic Building Elements (Taiwan) Ltd. -Vice President, LCDD Production Group, ChipMOS TECHNOLOGIES INC.	(Note 3)	—	—	—	—
Senior Vice President, Strategy and Investor Relations & Spokesperson Jesse Huang	R.O.C. (Taiwan)	M	2007.4.17	293,223	0.04	—	—	—	—	-Bachelor, Physics, Soochow University -Vice President, Assembly Production Group, ChipMOS TECHNOLOGIES INC.	None	—	—	—	—

Title Name	Nationality	Gender	Date appointed to position	Shares held		Shares held by spouse and minor children		Shares held through nominees		Principle work, experience and academic qualifications	Positions concurrently held in other companies at present	Other manager who is the spouse or a relative within second degree of kinship			Remarks
				Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio			Title	Name	Relation	
Vice President, Driver IC & Mixed-Signal Sales & Marketing Division Ming-Cheng Lin	R.O.C. (Taiwan)	M	2014.6.1	84,992	0.01	—	—	—	—	-Bachelor, Industrial Engineering and Engineering Management, National Tsing Hua University -Master, Industrial Engineering and Management, Yuan Ze University -Manager, Production Management Department, Walton Advanced Engineering Inc. -Vice President, Marketing, ChipMOS TECHNOLOGIES INC.	None	—	—	—	—
Vice President, Finance & Accounting Management Center Silvia Su	R.O.C. (Taiwan)	F	2017.10.1	340,101	0.05	—	—	830,000	0.11	-Master, The University of Leeds -Director, ThaiLin Semiconductor Corp. -Senior Director, ChipMOS TECHNOLOGIES INC.	(Note 4)	—	—	—	—
Vice President, WB Production Group Tung-Pao Lu (TB Lu)	R.O.C. (Taiwan)	M	2020.11.10	—	—	—	—	820,000	0.11	-Master, Department of Materials Science and Engineering, National Cheng Kung University -Philips Electronic Building Elements Industries (Taiwan) Ltd. -Director of Q.R.A. Center, ChipMOS TECHNOLOGIES INC.	(Note 5)	—	—	—	—
Vice President, Memory & Mixed-signal Testing Production Group Chun-I Liu (C.Y. Liou) (Promotion on March 1, 2024)	R.O.C. (Taiwan)	M	2023.12.01	1,000	—	6,399	—	—	—	-Bachelor, Department of Electrical Engineering, Chung Hua University -Director of Memory Equipment Engineering Division, ChipMOS TECHNOLOGIES INC.	None	—	—	—	—
Vice President, LCDD Production Group Kuang-Hui Chen (Jo Chen)	R.O.C. (Taiwan)	M	2024.03.01	12,000	—	—	—	—	—	-Master, Department of Mechanical Engineering, National Cheng Kung University -Director of LCDD Assembly Engineering Division, ChipMOS TECHNOLOGIES INC.	None	—	—	—	—
Assistant President, Purchase & Logistics Management Div. Min-Chang Xue (Andy Xue)	R.O.C. (Taiwan)	M	2020.11.10	848	—	—	—	—	—	-Bachelor, Department of Industrial Engineering of Management, National Taipei University of Technology -Director of Q.R.A. Center, ChipMOS TECHNOLOGIES INC.	(Note 6)	—	—	—	—

Title Name	Nationality	Gender	Date appointed to position	Shares held		Shares held by spouse and minor children		Shares held through nominees		Principle work, experience and academic qualifications	Positions concurrently held in other companies at present	Other manager who is the spouse or a relative within second degree of kinship			Remarks
				Shares	Shareholding Ratio	Shares	Shareholding Ratio	Shares	Shareholding Ratio			Title	Name	Relation	
Senior Director, New Product Development Management Center Peng-Hsien Chu (Vic Chu)	R.O.C. (Taiwan)	M	2020.11.10	—	—	—	—	—	—	-Master, Department of Electrical Engineering, National Central University -Director of New Product Development Management Center, ChipMOS TECHNOLOGIES INC.	None	—	—	—	—
Senior Director, I.T.M. Center Chia-Hsin Hsu (Kevin Hsu)	R.O.C. (Taiwan)	M	2022.4.14	—	—	4,000	—	—	—	-Master, Mechanical and Electro-Mechanical Engineering, TamKang University -Senior Manager of WB System Integration Department, ChipMOS TECHNOLOGIES INC. -Director of MES Division, ChipMOS TECHNOLOGIES INC.	None	—	—	—	—
Senior Director, Human Resource Management Center Kuei-Lan Yang (Tweety Yang)	R.O.C. (Taiwan)	F	2024.03.01	6,597	—	—	—	—	—	-Master, Graduate Institute of Human Resource Management, National Central University -Director of Tainan Human Resource Division, ChipMOS TECHNOLOGIES INC.	None	—	—	—	—
Manager, Audit Office Ling Cheng	R.O.C. (Taiwan)	F	2019.7.12	14,099	—	—	—	—	—	-Bachelor, Finance, Chung Hua University -Deputy Manager, ProMOS TECHNOLOGIES INC. -Internal Audit Officer, ThaiLin Semiconductor Corp.	None	—	—	—	—

Note 1: Director of ChipMOS U.S.A., Inc.; Representative & Director of Hao Hsiang Investment Co., Ltd.; Representative & Director of Hao Yen Investment Co., Ltd.

Note 2: Chairman of ChipMOS TECHNOLOGIES (BVI) LTD.; Chairman & President of ChipMOS SEMICONDUCTORS (Shanghai) LTD.; Representative & Director of Yung Hsiang Investment Co., Ltd.

Note 3: Director of JMC Electronics Co., Ltd

Note 4: Chairman of ChipMOS U.S.A., Inc.; Supervisor of Unimos Microelectronics (Shanghai) Co., Ltd.; Director of ChipMOS TECHNOLOGIES (BVI) LTD.; Supervisor of ChipMOS EMICONDUSTORS (Shanghai) LTD.; Representative & Director of Tsai Fu Investment Co., Ltd.

Note 5: Representative & Director of Yung Pei Investment Co., Ltd.

Note 6: Director of RYOWA CO., LTD.; Director of Daypower Energy Co., Ltd.

Note 7: The reasonableness, necessity thereof, and the measures adopted in response thereto of the President and Chairman of the Board of Directors of the Company are the same person:

The Board of Directors is the Company's highest governance unit and the center for making business decisions. It supervises the management, exercises its powers in accordance with laws and regulations, and is being responsible to the Company and its shareholders.

The person who serves the Chairman and President, in order to maximize the Company's value, he must fully grasp the operation information and status, so that the operating efficiency is increased and the decision-making is executed more smoothly.

The Company has long been committed to deepening corporate governance and corporate sustainability. By increasing the number of independent directors to 5 and setting up functional committees, independent directors are appointed as members of the committee. With its independence and professionalism, it provides board decision-making suggestions and strengthens director supervision and decision quality. More than half of the Company's directors neither employee nor officer of the Company.

III. Remuneration to Directors (including independent directors), President, and Vice Presidents

(I) Remuneration to Directors (including independent directors), President, and Vice Presidents in the Most Recent Year

1. Remuneration to Directors (including independent directors)

Year 2023 (Unit: NT$ thousands; %)

Title	Name	Director's Remuneration								Sum of (A) to (D) and ratio of net profit after tax		Compensation received as an employee								Sum of (A) to (G) and ratio of net profit after tax		Remuneration received from investee enterprises other than subsidiaries or from the parent company
		Base compensation (A)		Retirement pay and pension (B)		Director compensation (C)		Expenses and perquisites (D)				Salary, bonus and special allowance (E)		Retirement pay and pension (F)		Employee compensation (G)						
																Company		Consolidated Entities				
		Company	Consolidated Entities	Company	Consolidated Entities	Company	Consolidated Entities	Company	Consolidated Entities	Company	Consolidated Entities	Company	Consolidated Entities	Company	Consolidated Entities	Cash	Share	Cash	Share	Company	Consolidated Entities	
Chairman	Shih-Jye Cheng	4,865	4,865	—	—	6,255	6,255	—	—	11,120 0.59%	11,120 0.59%	46,622	46,622	108	108	9,401	—	9,401	—	67,251 3.55%	67,251 3.55%	None
Director	Kun-Yi Chien (Representative, Siliconware Precision Industries Co., Ltd.)																					
Director	David Chang (Representative, Siliconware Precision Industries Co., Ltd.)																					
Director	Silvia Su																					
Independent Director	Chin-Shyh Ou	12,860	12,860	—	—	—	—	—	—	12,860 0.68%	12,860 0.68%	—	—	—	—	—	—	—	—	12,860 0.68%	12,860 0.68%	None
Independent Director	Kuei-Ann Wen																					
Independent Director	Hui-Fen Chan																					
Independent Director	Yeong-Her Wang																					
Independent Director	Hong-Tzer Yang																					

-27-

Note 1: The disclosed compensation content is different from the concept of income defined in Income Tax Act. Therefore, this table shall merely be used for the purpose of information disclosure and shall not be used for taxation.

Note 2: Independent Directors' remuneration policies, procedures, standards and structure, as well as the linkage to responsibilities, risks and time spent:

The Company has performance evaluation policies for the Board of Directors that evaluates the performance of the Board of Directors and each functional committee periodically. By the Company's Articles of Incorporation, the Board of Directors is authorized to determine the remuneration of all Directors, and based on the degree of participation in the Company's operation and contribution, as well as comparing with industry. If the Company generates profit for the year, the Board of Directors should allocate no more than 0.5% of it as Directors' remuneration based on its approval. Considering the independent character of the Independent Directors, the Independent Directors do not participate in the distribution of Director's remuneration.

Note 3: Except the above-mentioned figures, the directors of the Company receive remuneration for providing services to all companies in the financial report (such as serving as a consultant for non-employees): None.

Directors' (including independent directors') Remuneration Scale

Ranges of remuneration paid to directors	Directors' Name			
	Sum of A+B+C+D		Sum of A+B+C+D+E+F+G	
	The Company	Consolidated Entities	The Company	Consolidated Entities
Less than NT$1,000,000	—	—	—	—
NT$1,000,000 (included) ～ NT$2,000,000 (not included)	Kun-Yi Chien (Representative, Siliconware Precision Industries Co., Ltd.), David Chang (Representative, Siliconware Precision Industries Co., Ltd.)	Kun-Yi Chien (Representative, Siliconware Precision Industries Co., Ltd.), David Chang (Representative, Siliconware Precision Industries Co., Ltd.)	Kun-Yi Chien (Representative, Siliconware Precision Industries Co., Ltd.), David Chang (Representative, Siliconware Precision Industries Co., Ltd.)	Kun-Yi Chien (Representative, Siliconware Precision Industries Co., Ltd.), David Chang (Representative, Siliconware Precision Industries Co., Ltd.)
NT$2,000,000 (included) ～ NT$3,500,000 (not included)	Chin-Shyh Ou, Kuei-Ann Wen, Hui-Fen Chan, Yeong-Her Wang, Hong-Tzer Yang, Silvia Su	Chin-Shyh Ou, Kuei-Ann Wen, Hui-Fen Chan, Yeong-Her Wang, Hong-Tzer Yang, Silvia Su	Chin-Shyh Ou, Kuei-Ann Wen, Hui-Fen Chan, Yeong-Her Wang, Hong-Tzer Yang	Chin-Shyh Ou, Kuei-Ann Wen, Hui-Fen Chan, Yeong-Her Wang, Hong-Tzer Yang
NT$3,500,000 (included) ～ NT$5,000,000 (not included)	Shih-Jye Cheng	Shih-Jye Cheng	—	—
NT$5,000,000 (included) ～ NT$10,000,000 (not included)	—	—	—	—
NT$10,000,000 (included) ～ NT$15,000,000 (not included)	—	—	Silvia Su	Silvia Su
NT$15,000,000 (included) ～ NT$30,000,000 (not included)	—	—	—	—
NT$30,000,000 (included) ～ NT$50,000,000 (not included)	—	—	—	—
NT$50,000,000 (included) ～ NT$100,000,000 (not included)	—	—	Shih-Jye Cheng	Shih-Jye Cheng
More than NT$100,000,000	—	—	—	—
Total	9 persons	9 persons	9 persons	9 persons

Note: The disclosed compensation content is different from the concept of income defined in Income Tax Act. Therefore, this table shall merely be used for the purpose of information disclosure and shall not be used for taxation.

2. Remuneration to President and Vice Presidents

Year 2023 (Unit: NT$ thousands; %)

Title	Name	Salary (A)		Retirement pay and pension (B)		Bonus and special allowance (C)		Employee compensation (D)				Sum of (A) to (D) and ratio of net profit after tax		Remuneration received from investee enterprises other than subsidiaries or from the parent company
		Company	Consolidated Entities	Company	Consolidated Entities	Company	Consolidated Entities	Company		Consolidated Entities		Company	Consolidated Entities	
								Cash	Share	Cash	Share			
President	Shih-Jye Cheng													
Executive Vice President	Teng-Yueh Tsai													
Executive Vice President	Yuan-Feng Hsu													
Senior Vice President & Spokesperson	Jesse Huang													
Senior Vice President (Dismissal on March 1, 2024)	Yu-Ying Chen	46,564	46,564	1,500	1,500	52,021	52,021	21,082	—	21,082	—	121,167 6.40%	121,164 6.40%	None
Vice President	Ming-Cheng Lin													
Vice President	Silvia Su													
Vice President	Tung-Pao Lu													
Vice President (Dismissal on December 1, 2023)	Wu-Hung Hsu													
Vice President (Dismissal on April 13, 2023)	Jin-Long Fang													
Vice President (Dismissal on February 7, 2024)	Yung-Wen Lee													

Note 1: Company's President's and Vice Presidents' salary is based on the position and the standard salary of the industry. The bonus is determined in accordance with the Company's profit, individual contribution and performance.

Note 2: The aforementioned pensions are deposited in the amount in accordance with labor-related laws and regulations.

Note 3: The distribution amount of employee compensation of this year is calculated based on the actual distribution ratio of the preceding year.

President' and Vice Presidents' Remuneration Scale

Ranges of remuneration paid to president and vice presidents	Name of President / Vice President	
	The Company	Consolidated Entities
Less than NT$1,000,000	—	—
NT$1,000,000 (included) ~ NT$2,000,000 (not included)	Jin-Long Fang	Jin-Long Fang
NT$2,000,000 (included) ~ NT$3,500,000 (not included)	—	—
NT$3,500,000 (included) ~ NT$5,000,000 (not included)	Yung-Wen Lee	Yung-Wen Lee
NT$5,000,000 (included) ~ NT$10,000,000 (not included)	Ming-Cheng Lin, Silvia Su, Tung-Pao Lu, Wu-Hung Hsu	Ming-Cheng Lin, Silvia Su, Tung-Pao Lu, Wu-Hung Hsu
NT$10,000,000 (included) ~ NT$15,000,000 (not included)	Teng-Yueh Tsai, Yuan-Feng Hsu, Jesse Huang, Yu-Ying Chen	Teng-Yueh Tsai, Yuan-Feng Hsu, Jesse Huang, Yu-Ying Chen
NT$15,000,000 (included) ~ NT$30,000,000 (not included)	—	—
NT$30,000,000 (included) ~ NT$50,000,000 (not included)	Shih-Jye Cheng	Shih-Jye Cheng
NT$50,000,000 (included) ~ NT$100,000,000 (not included)	—	—
More than NT$100,000,000	—	—
Total	11 persons	11 persons

Note: The disclosed compensation content is different from the concept of income defined in Income Tax Act. Therefore, this table shall merely be used for the purpose of information disclosure and shall not be used for taxation.

3. Names of managers distributed employee compensation and the status of distribution

Year 2023 (Unit: NT$ thousands; %)

	Title	Name	Amount in stock	Amount in cash	Total	Ratio of the total amount to net profit after tax (%)
Manager	President	Shih-Jye Cheng	—	25,018	25,018	1.32
	Executive Vice President	Teng-Yueh Tsai				
	Executive Vice President	Yuan-Feng Hsu				
	Senior Vice President & Spokesperson	Jesse Huang				
	Senior Vice President (Dismissal on March 1, 2024)	Yu-Ying Chen				
	Vice President	Ming-Cheng Lin				
	Vice President	Silvia Su				
	Vice President	Tung-Pao Lu				
	Vice President (Dismissal on December 1, 2023)	Wu-Hung Hsu				
	Vice President (Dismissal on April 13, 2023)	Jin-Long Fang				
	Vice President (Dismissal on February 7, 2024)	Yung-Wen Lee				
	Assistant President	Min-Chang Xue				
	Senior Director	Peng-Hsien Chu				
	Senior Director	Chia-Hsin Hsu				
	Senior Director (New appointment on December 1, 2023)	Chun-I Liu				
	Senior Director (Dismissal on June 1, 2023)	Chih-Cheng Hsieh				
	Manager	Ling Cheng				

(II) Analysis Regarding the Ratio of the Total Remuneration to Net Profit After Tax

1. Analysis regarding the ratio of total remuneration paid to Company's directors (including independent directors), president and vice presidents in the most recent 2 years to net profit after tax:

Item	Ratio of the Total Remuneration to Net Profit After Tax			
	2023		2022	
	The Company	Consolidated Entities	The Company	Consolidated Entities
Directors (including Independent Directors)	1.27%	1.27%	0.85%	0.85%
President and Vice Presidents	6.40%	6.40%	4.49%	4.49%

Note 1: The difference in the ratio of Directors (including independent directors), President's and Vice Presidents' remuneration is due to the Company's net profit after tax of NT$1,893,428 thousand in 2023 and NT$3,371,974 thousand in 2022.

Note 2: The Company has established Audit Committee on June 28, 2007 and thus supervisor remuneration does not apply.

2. Remuneration policies, standards, and packages, the procedure for determining remuneration, and its linkage to operating performance and future risk exposure:

(1) The Company has performance evaluation policies for the Board of Directors that evaluates the performance of the Board of Directors, board members and each functional committee periodically. The Company's remuneration paid to Directors is based on the Company's Articles of Incorporation to determine no more than 0.5% of the annual profit shall be allocated as the Director's remuneration by the resolution of the Board. In addition, according to the result of the performance evaluation, a reasonable remuneration sets on the basis of participation and contribution in the Company's operation, and with reference to industry standards. Besides, considering the independent character of the Independent Directors in executing business, the Independent Directors do not participate in the distribution of Director's remuneration.

(2) The remuneration of the managers is determined according to the responsibilities, professional ability, as well as the industry level. Variable bonus has a "Performance Bonus Plan", and the approval is highly linked to financial and non-financial performance goals. The financial goals including revenue and profit, while the non-financial goals, such as sustainable development (ESG), technology innovation and customer service management, are included in the evaluation. In addition, the assessment scope includes various indicators, such as corporate governance, sustainable energy (resource) use and management, talent cultivation, social participation, etc. The payment of variable remuneration are issued based on the company's operating results and individual performance so as to strengthen the link among manager compensation, corporate performance and shareholder equity, and to encourage managers to emphasize the sustainable development and the long-term

operation of the Company.

Moreover, according to the Company's Articles of Incorporation, if the Company generates profit for the year, it should allocate 10% of it as employee compensation for managers and employees.

(3) To sum up, the remuneration system of the Company considers factors such as the operation of the Company, industry trends, and future risks, and is linked to sustainable development goals. The remuneration of Directors and managers is approved by the Remuneration Committee every year and approved by the Board of Directors.

IV. Implementation of Corporate Governance

(I) The State of Operations of the Board of Directors

Seven Board of Directors meetings (A) held in the most recent year. The attendance of directors was as follows:

Title	Name	Attendance in Person (B)	By Proxy	Attendance Rate (%) (B/A)	Remarks
Chairman	Shih-Jye Cheng	7	—	100.00	
Director	Kun-Yi Chien (Representative, Siliconware Precision Industries Co., Ltd.)	7	—	100.00	
Director	David Chang (Representative, Siliconware Precision Industries Co., Ltd.)	7	—	100.00	
Director	Silvia Su	7	—	100.00	
Independent Director	Chin-Shyh Ou	7	—	100.00	
Independent Director	Kuei-Ann Wen	6	1	85.71	
Independent Director	Hui-Fen Chan	7	—	100.00	
Independent Director	Yeong-Her Wang	7	—	100.00	
Independent Director	Hong-Tzer Yang	7	—	100.00	

Other mentionable items:

I. If there are circumstances occurred during the operation of the Board of Directors, the date of meetings, sessions and contents of motion of the Board of Directors, all independent directors' opinions and the Company's responses to such opinions should be specified:

(I) Circumstances referred to in Article 14-3 of the Securities and Exchange Act:
The Company has established an Audit Committee, and Article 14-3 of the Securities and Exchange Act is not applicable to the Company. Please refer to Page 39-41 of the Annual Report for related information of the operation status of the Audit Committee.

(II) Besides the foregoing items, other resolutions objected by independent directors or subject to a qualified opinion and recorded or declared in writing: None.

II. Implementation and description of resolutions of which directors refrained from participating due to conflict of interest:

(I) Resolution of the 12th meeting of the 10th Board of Directors regarding payment proposal of President's 2022 performance bonus involves personal interest of Chairman Shih-Jye Cheng, and thus he did not participate in discussion or voting in accordance with the Company Act. Independent Director Yeong-Her Wang served as the acting chairman and made inquiries with other directors present at the meeting. Such resolution was unanimously approved.

(II) Resolution of the 12th meeting of the 10th Board of Directors regarding payment proposal of Executive Vice Presidents' and other managers' 2022 performance bonus involves personal interest of Director Silvia Su, and thus she did not participate in discussion or voting in accordance with the Company Act. Chairman made inquiries with other directors present at the meeting. Such resolution was unanimously approved.

(III) Resolution of the 14th meeting of the 10th Board of Directors regarding the determination of 2022 directors' remuneration involves personal interest of Chairman Shih-Jye Cheng, Director Kun-Yi Chien, David Chang and Silvia Su, thus they did not participate in discussion or voting in accordance with the Company Act. Independent director Yeong-Her Wang served as the acting chairman made inquiries with other independent directors present at the meeting. Such resolution was unanimously approved.

(IV) Resolution of the 14th meeting of the 10th Board of Directors regarding the adjustment of managers' compensation and position in 2023 involves personal interest of Chairman Shih-Jye Cheng and Director Silvia Su, and thus they did not participate in discussion or voting in accordance with the Company Act. Independent director Yeong-Her Wang served as the acting chairman made inquiries with other directors present at the meeting. Such resolution was unanimously approved.

(V) Resolution of the 14th meeting of the 10th Board of Directors regarding President's 2023 annual performance goal setting and performance bonus plan involves personal interest of Chairman Shih-Jye Cheng, and thus he did not participate in discussion or voting in accordance with the Company Act. Independent Director Yeong-Her Wang served as the acting chairman and made inquiries with other directors present at the meeting. Such resolution was unanimously approved.

(VI) Resolution of the 14th meeting of the 10th Board of Directors regarding Executive Vice Presidents' and other managers' 2023 annual performance goal setting and performance bonus plan involves personal interest of Director Silvia Su, and thus she did not participate in discussion or voting in accordance with the Company Act. Chairman made inquiries with other directors present at the meeting. Such resolution was unanimously approved.

(VII) Resolution of the 15th meeting of the 10th Board of Directors regarding distribution proposal of 2022 cash employee's compensation to president involves personal interest of Chairman Shih-Jye Cheng, and thus he did not participate in discussion or voting in accordance with the Company Act. Independent Director Yeong-Her Wang served as the acting chairman and made inquiries with other directors present at the meeting. Such resolution was unanimously approved.

(VIII) Resolution of the 15th meeting of the 10th Board of Directors regarding distribution proposal of 2022 cash employee compensation to executive vice presidents and other managers involves personal interest of Director Silvia Su, and thus she did not participate in discussion or voting in accordance with the Company Act. Chairman made inquiries with other directors present at the meeting. Such resolution was unanimously approved.

(IX) Resolution of the 16th meeting of the 10th Board of Directors regarding the appointment of members of the 1st Nomination Committee involves personal interest of Independent Director Yeong-Her Wang, Hui-Fen Chan, and Hong-Tzer Yang, and thus they did not participate in discussion or voting in accordance with the Company Act and Rules of Procedures for Board of

Directors Meetings. Chairman made inquiries with other directors present at the meeting. Such resolution was unanimously approved.

(X) Resolution of the 17th meeting of the 10th Board of Directors regarding the removal of director and supervisor of Unimos Microelectronics (Shanghai) Co., Ltd. involves personal interest of Director Silvia Su, and thus she did not participate in discussion or voting in accordance with the Company Act. Chairman made inquiries with other directors present at the meeting. Such resolution was unanimously approved.

III. Board of Directors performance evaluation frequency, period, scope and method:
The Company would evaluate the performance of board of directors, board members and each functional committee (Audit Committee, Remuneration Committee and Nomination Committee) by the "Rules for Performance Evaluation of the Board of Directors".

(I) Internal evaluation:

Evaluation frequency	Once a year				
Evaluation period	2023/01/01～2023/12/31				2023/11/02～ 2023/12/31
Evaluation scope	Board of Directors	Board members	Audit committee	Remuneration committee	Nomination Committee
Evaluation method	Self-evaluation by Board members	Self-evaluation by Board members	Self-evaluation by Audit committee members	Self-evaluation by Remuneration committee members	Self-evaluation by Nomination Committee members
Evaluation indicators	1. Participation in the operation of the Company. 2. Improvement of the quality of the board of directors' decision making. 3. Composition and structure of the board of directors. 4. Election and continuing education of the directors. 5. Internal control.	1. Alignment of the goals and missions of the Company. 2. Awareness of the duties of a director. 3. Participation in the operation of the Company. 4. Management of internal relationship and communication. 5. The director's professionalism and continuing education. 6. Internal control.	1. Participation in the operation of the Company. 2. Awareness of the duties of the functional committee. 3. Improvement of quality of decisions made by the functional committee. 4. Makeup of the functional committee and election of its members. 5. Internal control.	1. Participation in the operation of the Company. 2. Awareness of the duties of the functional committee. 3. Improvement of quality of decisions made by the functional committee. 4. Makeup of the functional committee and election of its members. 5. Internal control.	1. Participation in the operation of the Company. 2. Awareness of the duties of the functional committee. 3. Improvement of quality of decisions made by the functional committee. 4. Makeup of the functional committee and election of its members. 5. Internal control.

Remark:
1. The Nomination Committee was established on 2023/11/2, so the evaluation period was from 2023/11/2~2023/12/31.
2. Except for the meeting on 2023/11/2 held to select the convener, the Nomination Committee held no other meeting in 2023. Thus some assessment items are not applicable this year.

Evaluation results:
The performance evaluation results of the Board of Directors, individual board members, Audit committee, Remuneration committee and Nomination Committee are all "exceeding standards" in 2023. All evaluation indicators were operating well as a whole and in line with corporate

governance requirements, and effectively strengthen the functions of the Board of Directors and safeguard the rights and interests of shareholders.

The results of the performance evaluation has reported to the Board of Directors on February 2024, and submitted to the Remuneration Committee as reference materials for the salary and remuneration of individual directors in the future.

(II) External evaluation:

According to the "Rules for Performance Evaluation of the Board of Directors", the Company will conduct an external evaluation once every three years according to the rule as scheduled.

IV. Measures taken to strengthen the functionality of the Board of Directors within current and the most recent year:

(I) In 2023, Nomination Committee was established.

(II) In 2023, the Board of Directors approved the audit committee to supervise risk management.

(III) In 2022, the Board's external evaluation was executed.

Note: The authority of the Company's supervisors shall be exercised by Audit Committee composed of Independent Directors.

(II) The State of Operations of the Audit Committee

1. The Company established Audit Committee on June 28, 2007 to exercise the authority required by the Company Act, the Securities and Exchange Act and related laws and regulations.

2. The key points of the Audit Committee's annual review work are as follows:

   (1) Supervise the effective implementation of the internal control system.

   (2) Review asset transactions or derivatives trading, loans of funds, endorsements, or provision of guarantees of a material nature and matters in which a director is an interested party.

   (3) The hiring, dismissal, compensation, independence, and performance evaluation of a certified public accountants.

   (4) Supervise and review fair presentation of the financial reports.

   (5) Supervise compliance with relevant laws and management of the existing or potential risks of the Company.

3. The professional qualification and experience of the members of the audit committee are detailed on pages 19-21 of the annual report.

4. Six Audit Committee meetings held in the most recent year. The attendance of the members was as follows:

Title	Name	Attendance in Person (B)	By Proxy	Should be attendance (A)	Attendance Rate (%) (B/A)	Remarks
Independent Director	Chin-Shyh Ou	6	—	6	100.00	Audit Committee convener
Independent Director	Kuei-Ann Wen	5	1	6	83.33	
Independent Director	Hui-Fen Chan	6	—	6	100.00	
Independent Director	Yeong-Her Wang	6	—	6	100.00	
Independent Director	Hong-Tzer Yang	6	—	6	100.00	

Other mentionable items:
I. If any of the following circumstances occurred during the operation of the Audit Committee, the dates of meetings, sessions, contents of motion of the Board of Directors, independent directors opinion of adverse opinion, qualified opinion or major proposal, resolutions of the Audit Committee and the Company's response to the Audit Committee's opinions should be specified:

 (I) Circumstances stipulated in Article 14-5 of the Securities and Exchange Act
    1. The resolutions of the 11th meeting of the 10th Board of Directors (February 23, 2023)

Sessions and contents of motion of the Board of Directors	Resolutions of the Audit Committee	The Company's response to the Audit Committee's opinions should be specified
1. Issuing the Company's 2022 Statement of Internal Control. 2. The Company's 2022 Business Report and Financial Statements. 3. The engagement of the Company's CPA of 2023.	Approved by all members present in the meeting.	Sent by the Audit Committee, and approved by the Board of Director.

2. The resolutions of the 12th meeting of the 10th Board of Directors (April 13, 2023)

Sessions and contents of motion of the Board of Directors	Resolutions of the Audit Committee	The Company's response to the Audit Committee's opinions should be specified
1. The Company's 2022 Internal Audit Report on Internal Control over Financial Reporting (ICFR). 2. Adoption of Company's 2022 Annual Report on Form 20-F (including the English Consolidated Financial Statements of 2022 prepared by the Company in accordance with the International Financial Reporting Standards).	Approved by all members present in the meeting.	Sent by the Audit Committee, and approved by the Board of Director.

3. The resolutions of the 13th meeting of the 10th Board of Directors (May 4, 2023)

Sessions and contents of motion of the Board of Directors	Resolutions of the Audit Committee	The Company's response to the Audit Committee's opinions should be specified
1. The amendments to the Company's "Internal Control System".	Approved by all members present in the meeting.	Sent by the Audit Committee, and approved by the Board of Director.

4. The resolutions of the 17th meeting of the 10th Board of Directors (December 21, 2023)

Sessions and contents of motion of the Board of Directors	Resolutions of the Audit Committee	The Company's response to the Audit Committee's opinions should be specified
1. The Company authorized its subsidiary ChipMOS TECHNOLOGIES (BVI) LTD. to dispose of 45.0242% of the equity of Unimos Microelectronics (Shanghai) Co., Ltd.	Approved by all members present in the meeting.	Sent by the Audit Committee, and approved by the Board of Director.

(II) Besides the foregoing items, other resolutions which failed to be approved by the Audit Committee but otherwise approved by a two-third majority of all the directors: None.

II. Implementation of resolutions of which independent directors refrained from participating due to conflict of interest: There was no such situation in the Audit Committee in 2023.

III. Communications between independent directors and the Company's internal audit supervisor and CPAs (e.g. items, methods and results of the audits of corporate finance or operations.):

(I) The internal audit supervisor submits the audit and follow-up reports to independent directors for review by the end of the month next following the completion of the audit items, and reports to the Audit Committee on the audit business at least quarterly.

(II) The CPAs should report and communicate that matters related to the audit or review of the Company's financial report through the meeting with the independent directors at least quarterly.

(III) The independent directors, internal audit supervisor and CPAs communication items as below in 2023.

Date	Material Communication Items between internal auditor supervisor	Material Communication Items between the CPAs
2023/02/23	➢ Reviewing the Internal Auditor's report of 2022 Q4. ➢ Reviewing and approving 2022 Statement of Internal Control System. ➢ Discussing on the implementation of internal audit work of 2022, including discussions on review issues or difficulties. (Separate meeting)	➢ Related items on 2022 consolidated and parent only financial statement including the scope of the audit, the audit report of the independent accountants, the significance and focus of the audit, independence of the independent accountants, and total audit and non-audit service fees provided by the independent accountants in 2022. ➢ Explain the fees for the audit service for 2023. ➢ Updates on laws and regulations related to securities management. ➢ 2021 Audit Quality Indicators (AQIs). ➢ The progress of the audit of 2022 financial statements, including discussions on audit issues or difficulties. (Separate meeting)
2023/04/13	➢ Reporting the internal audit plan implementation. ➢ Reviewing and approving report on SOX404 self-testing results for the year 2022 (ICFR).	➢ 2022 Integrated Audit Results.
2023/05/04	➢ Reviewing the Internal Auditor's report of 2023 Q1. ➢ Reviewing and approving amendments to the Internal Control System.	➢ Related items on 2023 Q1 consolidated financial statement including the scope of the review, the review report of the independent accountants, the significance and focus, and the disclosure adjustment for the current period of the review. ➢ 2023 Integrated Audit Plan.
2023/08/03	➢ Reviewing the Internal Auditor's report of 2023 Q2.	➢ Related items on 2023 Q2 consolidated financial statement including the scope of the review, the review report of the independent accountants, the significance and focus, and the reminder for the current period of the review.
2023/11/02	➢ Reviewing the Internal Auditor's report of 2023 Q3. ➢ Reviewing and approving the 2024 internal audit plan.	➢ Related items on 2023 Q3 consolidated financial statement including the scope of the review, the review report of the independent accountants, the significance and focus, and other communication matters of the review.
2023/12/21	➢ Reporting the internal audit plan implementation.	➢ None.

Result: All independent directors have unmodified opinion for the above mentioned matters.

(III) The State of the Company's Implementation of Corporate Governance, Any Variance from the "Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies", and the Reason for Any Such Variance

Evaluation Item	Implementation Status		Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No / Summary description	
1. Does the company establish and disclose the Corporate Governance Best Practice Principles based on "Corporate Governance Best Practice Principles for TWSE/TPEx Listed Companies"?	V	The Company has established "Corporate Governance Best Practice Principles" which aims at protection of shareholders' rights and interests, enhancing the functions of the Board of Directors, respecting stakeholders' rights, and improving information transparency. The Company's "Corporate Governance Best Practice Principles" is disclosure on the Company's website and Market Observation Post System.	None
2. Shareholding structure and shareholders' rights (1) Does the company establish internal operating procedures to deal with shareholder suggestions, doubts, disputes and litigation and implement based on the procedure?	V	(1) The Company has spokesperson, deputy spokesperson and a shareholder service unit to handle shareholder suggestions, doubts, disputes and litigation matters, and based on the respect to the stakeholders, and to identify the stakeholders of the Company as well as established a designated section on its website for the stakeholders. The Company, through proper communication, understands the reasonable expectations and demands of the stakeholders and properly responds to critical	None

Evaluation Item	Implementation Status			Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
			sustainable development issues of concern to the stakeholders.	
(2) Does the company possess the list of its major shareholders as well as the ultimate owners of those shares?	V		(2) The Company possesses the list of its major shareholders as well as the ultimate owners of those shares, and has regularly disclosed information of major shareholders and ultimate owners of those in accordance with relevant laws and regulations.	None
(3) Does the company establish and execute the risk management and firewall system within its conglomerate structure?	V		(3) The Company has established internal control system and "Regulations Regarding Supervision and Management of Subsidiaries" in accordance with laws and regulations, and the Company has also established "Procedures Governing Transactions with Specific Companies and Related Parties" and regularly reviews their management reports.	None
(4) Does the company establish internal rules against insiders trading with undisclosed information?	V		(4) The Company has established "Procedures for Ethical Management and Guidelines for Conduct" and "Insider Trading Policy". The Company's personnel shall comply with the provisions of the	None

Evaluation Item	Implementation Status			Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
			Securities and Exchange Act and shall not use the undisclosed information to engage in insider trading or disclose it to others in order to prevent others from using the undisclosed information to engage in insider trading and the Company regularly provides directors and managers internal training on this issue.	
3. Composition and Responsibilities of the board of directors				
(1) Does the board of directors develop and implement a diversified policy and management goals?	V		(1) The Company's diversified policy, management goals and fulfillment of diversification of the Board of Directors are detailed on pages 21-23 of the annual report and disclosed on the Company's website.	None
(2) Does the company voluntarily establish other functional committees in addition to remuneration committee and audit committee?	V		(2) The Company has established Compensation Committee and Audit Committee pursuant to the laws, and has voluntarily established Nomination Committee in 2023.	None

Evaluation Item	Implementation Status			Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
(3) Has the Company established methodology for evaluating the performance of its Board of Directors, on an annual basis, reported the results of performance to the Board of Directors, and uses the results as reference for directors' remuneration and renewal?	V		(3) The Company has established "Rules for Performance Evaluations of the Board of Directors" and evaluations method, and disclosed the aforementioned on Market Observation Post System and the Company's website. The Board of Directors should conduct self-performance evaluation by questionnaire every year and also assessed by an external independent professional institution or a panel of external experts and scholars at least once every three years. The results of the Board's performance evaluation shall be completed before the end of the first quarter of the following year and submitted to the Board of directors. The results are used as reference for remuneration and renewal of individual director.	None
(4) Does the company regularly evaluate the independence of CPAs?	V		(4) According to the Company's Article 29 of the "Corporate Governance Best Practice Principles", the Company should annually evaluate the independence and suitability of CPAs, and the Audit Committee members review Statement of	None

Evaluation Item	Implementation Status			Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
			Independence and Audit Quality Indicators (AQIs) report from CPAs, and evaluation involves applying the independence criteria listed in Table 1 and 13 AQI metrics. The engagement of the Company's CPAs was approved by more than half of all the Audit Committee members and adopted by the Board of Directors. The most recent year evaluation was completed on February 22, 2024.	
4. Does the Company appoint competent and appropriate corporate governance personnel and corporate governance officer to be in charge of corporate governance affairs (including but not limited to furnishing information required for business execution by directors, assisting directors' compliance of law, handling matters related to board meetings and shareholders' meetings according to law, and recording minutes of board meetings and shareholders' meetings)?	V		Ms. Silvia Su, Vice President of the Finance & Accounting Management Center, as the Corporate Governance Officer, as the most senior officer to be in charge of corporate governance affairs. The authority of the Corporate Governance Officer are as follows: Handling matters relating to board meetings and shareholders meetings according to laws, producing minutes of board meetings and shareholders meetings, assisting in onboarding and continuous development of directors, furnishing information required for business execution by directors, assisting directors with legal compliance, reporting to the board of directors on the review results of qualification compliance of relevant	None

Evaluation Item	Implementation Status			Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
			laws and regulations of independent directors at the time of nomination, election and during the term of office, and handling the matters related to the change of directors, etc. The qualifications of Corporate Governance Officer meet the requirements of the Company's "Corporate Governance Best Practice Principles", and the professional education of Corporate Governance Officer complies with the regulations every year. Please refer to Table 2 below. The key points of implementation of corporate governance affairs are as follows: 1. Seven Board of Directors meetings and six Audit Committee meetings held in 2023. 2. One Annual Shareholders' Meeting held in 2023. 3. The continuing education of directors is in compliance with the regulations every year. Please refer to Table 2 below. 4. The Company has purchased Directors and Officers Liability Insurance, and reports to the Board of Directors after renewal.	
5. Does the company establish a communication	V		The Company values our stakeholders and understands	None

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

Evaluation Item	Implementation Status		Summary description	Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No		
channel and establish a designated section on its website for stakeholders (including but not limited to shareholders, employees, clients and suppliers), and properly respond to critical corporate social responsibility issues of concern to stakeholders?			their concerns and needs through appropriate communication channels, such as company website, external and internal mailboxes, and social media platforms. The Company establishes a section for stakeholder on the Company website, and also provides contact information of spokesperson and related business to respond appropriately to critical sustainable development issues of concern to stakeholders. The Company summarized the status of communication with stakeholders and reported to the Board of Directors on August 3, 2023. For more details, please refer to the Company website. (https://www.chipmos.com/english/csr/editor.aspx?CCID=6)	
6. Does the company appoint a professional shareholder service agency to deal with shareholder affairs?	V		The Company has designated KGI Securities Co. Ltd. to deal with shareholder affairs.	None
7. Information disclosure (1) Does the company have a website to disclose both the information relating to finance,	V		(1) The Company has established the Chinese / English website (www.chipmos.com) to actively disclose	None

Evaluation Item	Implementation Status			Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
business and corporate governance?			information regarding the Company's finance, business and corporate governance, and relevant information can be also found on Market Observation Post System.	
(2) Does the company have other information disclosure channels (e.g., building an English website, appointing designated people to handle information collection and disclosure, creating a spokesperson system, webcasting investor conferences)?	V		(2) The Company has established the Chinese / English website to webcast investor conferences. The Company has one spokesperson and one deputy spokesperson. The Company's Finance & Accounting Management Center and Strategy and Investor Relations department (including Conference Information) responsible for corporate information disclosure on Market Observation Post System and the Company's website.	None
(3) Does the Company announce and report the annual financial statements within two months after the end of the fiscal year, and announce and report the first, second and third quarter financial statements as well as the operating status of each month before the	V		(3) The Company announces and reports the annual financial statements audited by independent accountants within two months following the end of the accounting period, and the first, second, and third quarter financial statements as well as the operating status of each month before the prescribed	None

Evaluation Item	Implementation Status			Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
prescribed deadline?			deadline.	
8. Is there any other important information to facilitate a better understanding of the company's corporate governance practices (e.g., including but not limited to employee rights, employee wellness, investor relations, supplier relations, rights of stakeholders, directors' training records, the implementation status of risk management policies and risk evaluation measures, the implementation of customer relations policies, and purchasing insurance for directors)?	V		(1) Employee rights as well as employee wellness: The Company has implemented the Labor Standards Act and relevant regulations, regularly conducted education and training, and established the Employee Welfare Committee to protect employees' rights and interests.	None
	V		(2) Investor relations: The Company has one spokesperson and one deputy spokesperson, and investor relations department responsible for dealing with recommendations and doubts raised by investors.	None
	V		(3) Supplier relations: The Company has upheld the principle of good faith to maintain the relationship with its suppliers, conducted operations and financial status assessment for the major purchasers to ensure the stability of the purchase, established good relationship with suppliers, and simultaneously developed other possible alternative materials and vendors to increase the flexibility of the source of the purchase.	None

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

Evaluation Item	Implementation Status		Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No / Summary description	
	V		(4) Rights of stakeholders: The Company has established functions of various departments, and maintained smooth communication channels with the stakeholders such as shareholders, employees, clients, suppliers, government and community.	None
	V		(5) Continuing education of directors: The continuing education of directors is in compliance with the regulations every year. Please refer to Table 2 below.	None
	V		(6) The implementation status of risk management policies and risk evaluation standards: The Company has established "Risk Management Policy and Procedures". Under the policy of stable operation, the Company follows government regulations and devotes in reducing possible risks through audit actions conducted by internal audit department, and reports to the Board of Directors on August 3, 2023.	None
	V		(7) The implementation status of customer relations policies: Before engaging in business with others, the Company has taken into account the legality of the clients or other business dealings parties and whether there is any record of dishonesty and	None

Evaluation Item	Implementation Status			Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
	V		avoided transactions with creditors of dishonesty. The Company has produced high-quality products to meet clients' demand for quality and quantity, and maintains good long-term relationship with clients. (8) The status of purchasing liability insurance for directors: The Company has purchased Directors and Officers Liability Insurance, and reports to the Board of Directors after renewal.	None

9. Please indicate improvement status of the results of the corporate governance evaluation issued by TWSE Corporate Governance Center for the most recent year and propose matters which should be given priority and measures as for which have not yet improved:

The Company was ranked among top 5% of the listed companies in the 9th (evaluation year: 2022) corporate governance evaluation (for two consecutive years).

In 2023, the Company's priority measures and improvements are as follows:

(1) Established the Nomination Committee.

(2) Formulates risk organizational structure with Audit Committee supervising the operation of risk management and amends the "Risk Management Policy and Procedures".

(3) The Board of Directors evaluates the independence and competency of independent accountants with reference to audit quality indicators (AQIs).

(4) Upload the entire uninterrupted video recording after the shareholders' meeting.

(5) Upload changes in insider shareholdings in the previous month to the Market Observation Post System before the 10th (inclusive) of each month.

Evaluation Item	Implementation Status			Deviations from the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
(6) Amend and disclose the "Procedures Governing Transactions with Specific Companies and Related Parties". The Company will continue to evaluate and consider possible improvement plans for items that have not yet been achieved and strengthen the efficiency of corporate governance.				

Table 1

Standards for evaluating the independence of CPAs:

Item	Specific Indicators	Evaluation results (Y/N)	Whether it complies with independence (Y/N)
1	Whether CPA has direct or significant indirect financial interests with the Company.	N	Y
2	Whether or not CPA and member of audit team has holding the Company's shares.	N	Y
3	Whether CPA has a close business relationship and potential employment relationship with the Company.	N	Y
4	Whether CPA or members of their audit team had any positions in the Company as directors, managers or significant influence on the audit in the recent 2 years.	N	Y
5	Whether CPA has any non-audit services to the Company which may directly affect the audit work.	N	Y
6	Whether CPA has an intermediary to issue shares or other securities of the Company.	N	Y
7	Whether CPA has acted as the Company's defender or on behalf of the Company to coordinate conflicts with other third parties.	N	Y
8	Whether CPA has a kinship with the directors, managers of the Company or persons who have a significant influence on the audit work.	N	Y
9	Whether CPA does not assume the Company's external auditor for 5 consecutive years.	N	Y
10	Has anyone in the Company worked with the external auditor and within the last year of disassociating from the firm joined past as a director, manager, or officer or another key position that can exert significant influence over the subject matter of the engagement.	N	Y
11	Whether the amount of the non-audit fees paid to attesting CPAs and to the accounting firm is more than 70% of the average audit fees in the past three years.	N	Y

Table 2

Directors' continuing education in 2023:

Name	Title	Date	Organizer	Course Name	Length of the curriculum
Shih-Jye Cheng	Chairman	2023/8/3	Taiwan Corporate Governance Association	Analysis and decision-making application of integrity management and corporate financial information	3
		2023/9/7	Taiwan Corporate Governance Association	Strategy and practice of dual-axis transformation of sustainability and digital security	3

Name	Title	Date	Organizer	Course Name	Length of the curriculum
Kun-Yi Chien	Director	2023/8/3	Taiwan Corporate Governance Association	Analysis and decision-making application of integrity management and corporate financial information	3
		2023/9/7	Taiwan Corporate Governance Association	Strategy and practice of dual-axis transformation of sustainability and digital security	3
David Chang	Director	2023/8/3	Taiwan Corporate Governance Association	Analysis and decision-making application of integrity management and corporate financial information	3
		2023/9/7	Taiwan Corporate Governance Association	Strategy and practice of dual-axis transformation of sustainability and digital security	3
		2023/10/13	Securities and Futures Institute	2023 Annual Insider Trading Prevention Promotion Conference	3
Silvia Su	Director	2023/4/28	Accounting Research and Development Foundation	Tax Regulations and Practices of the Controlled Foreign Company (CFC)	3
		2323/6/30	Accounting Research and Development Foundation	"Sustainable Development Action Plan for Listed Companies" Related ESG Information Disclosure Trends and Norms	3
		2023/8/3	Taiwan Corporate Governance Association	Analysis and decision-making application of integrity management and corporate financial information	3
		2023/9/7	Taiwan Corporate Governance Association	Strategy and practice of dual-axis transformation of sustainability and digital security	3
Chin-Shyh Ou	Independent Director	2023/8/3	Taiwan Corporate Governance Association	Analysis and decision-making application of integrity management and corporate financial information	3
		2023/10/13	Institute of Financial Law and Crime Prevention	The Fourth Corporate Governance Practice Seminar of 2023	3
Kuei-Ann Wen	Independent Director	2023/8/3	Taiwan Corporate Governance Association	Analysis and decision-making application of integrity management and corporate financial information	3
		2023/8/4	Taiwan Corporate Governance Association	New version of corporate governance blueprint and key analysis of legal compliance	3
		2023/9/7	Taiwan Corporate Governance Association	Strategy and practice of dual-axis transformation of sustainability and digital security	3
		2023/7/4	Taiwan Stock Exchange Corporation (TWSE)	2023 Cathay Sustainable Finance and Climate Change Summit Forum	3
Hui-Fen Chan	Independent Director	2023/8/3	Taiwan Corporate Governance Association	Analysis and decision-making application of integrity management and corporate financial information	3
		2023/9/7	Taiwan Corporate Governance Association	Strategy and practice of dual-axis transformation of sustainability and digital security	3
		2023/10/4	Corporate Operating and Sustainable Development Association	Discussion of Taiwanese Firms' operating and M&A strategy from the perspective of global political and economic situation	3

Name	Title	Date	Organizer	Course Name	Length of the curriculum
Yeong-Her Wang	Independent Director	2023/6/2	The Chinese National Association of Industry and Commerce (CNAIC)	2023 Taishin Net Zero Power Summit Forum	3
		2023/7/4	Taiwan Stock Exchange Corporation (TWSE)	2023 Cathay Sustainable Finance and Climate Change Summit Forum	6
		2023/8/3	Taiwan Corporate Governance Association	Analysis and decision-making application of integrity management and corporate financial information	3
		2023/7/6	Taiwan Corporate Governance Association	How to carry out equity planning and organizational structure design for new startups	3
		2023/8/3	Taiwan Corporate Governance Association	Analysis and decision-making application of integrity management and corporate financial information	3
Hong-Tzer Yang	Independent Director	2023/8/30	Taiwan Investor Relations Institute	Sustainable risk and carbon inventory management	3
		2023/8/31	Taiwan Corporate Governance Association	Global Risks and Corporate Social Responsibility	3
		2023/9/7	Taiwan Corporate Governance Association	Strategy and practice of dual-axis transformation of sustainability and digital security	3
		2023/12/19	Taiwan Corporate Governance Association	Cross-Strait Investment Structure Planning	3

Corporate Governance Officer' professional education in 2023:

Name	Title	Date	Organizer	Course Name	Length of the curriculum
Silvia Su	Corporate Governance Officer	2023/4/28	Accounting Research and Development Foundation	Tax Regulations and Practices of the Controlled Foreign Company (CFC)	3
		2323/6/30	Accounting Research and Development Foundation	"Sustainable Development Action Plan for Listed Companies" Related ESG Information Disclosure Trends and Norms	3
		2023/8/3	Taiwan Corporate Governance Association	Analysis and decision-making application of integrity management and corporate financial information	3
		2023/9/7	Taiwan Corporate Governance Association	Strategy and practice of dual-axis transformation of sustainability and digital security	3

(IV) If the Company has a Remuneration Committee or Nomination Committee in Place, the Composition and Operation of Such Committee shall be Disclosed

1. The Remuneration Committee

March 31, 2024

Title	Qualifications / Name	Professional qualification and experience (Note 1)	Independence analysis	Number of other public companies at which the person concurrently serves as remuneration committee member
Convener / Independent Director	Yeong-Her Wang	• Professor of the Department of Electrical Engineering at University (Over 5 years experience) • Independent Director / Audit Committee member / Compensation Committee member of TWSE/TPEx listed companies in the same industry • Nomination Committee member of TWSE/TPEx listed companies in the same industry	• All are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies". (Notes 2~5)	1
Member / Independent Director	Kuei-Ann Wen	• Professor of the Department of Electrical Engineering at University (Over 5 years experience) • Independent Director / Audit Committee member / Compensation Committee member of TWSE/TPEx listed companies in the same industry	• All are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies". (Notes 2~5)	1
Member / Independent Director	Chin-Shyh Ou	• Financial accounting professional • Taiwan, R.O.C. and U.S.A Certified Public Accountant and Certified Internal Auditor • Professor of the Department of Accounting and Information Technology at University (Over 5 years experience) • Independent Director / Audit Committee member / Compensation Committee member of TWSE/TPEx listed companies	• All are in line with the independence of Article 3 of "Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies". (Notes 2~5)	1

Note 1: None of the Directors (including Independent Directors) of the Company has any conditions defined in Article 30 of the Company Act.

Note 2: The person, the person's spouse, and relatives within the second degree of kinship do not serve as directors, supervisors or employees of the Company and its affiliates.

Note 3: The number and proportion of issued shares of the Company held by the person, the person's spouse, and relatives within the second degree of kinship (or held by the person under others' names) are 0.

Note 4: Not serving as a director, supervisor or employee of a company that has a specific relationship with the Company.

Note 5: The amount of remuneration obtained from providing commerce, law, finance, accounting and other services to the Company and its affiliates in the last two years is 0.

2. Operation of the Remuneration Committee

    (1) The purpose of the Remuneration Committee:

        A. Establish and regularly review the performance targets of the directors and managers as well as policies, systems, standards and structure of remuneration.

        B. Regularly evaluate the performance of the directors and managers to determine the remuneration of directors and managers based on the result of performance targets.

    (2) Members: The Remuneration Committee includes three members who are all Independent Directors.

    (3) The tenure of the Remuneration Committee starts from July 12, 2021 to July 11, 2024. Six Remuneration Committee meetings held in the recent year. The attendance of the directors was as follows:

Title	Name	Attendance in person (B)	Attendance by proxy	Should be attendance (A)	Attendance rate (%) (B/A)	Remarks
Independent Director	Yeong-Her Wang	6	0	6	100.00	Remuneration Committee convener
Independent Director	Kuei-Ann Wen	5	1	6	83.33	
Independent Director	Chin-Shyh Ou	6	0	6	100.00	

Other mentionable items:

I. If the Board of Directors declines to adopt or modifies a recommendation of the Remuneration Committee's proposals, it should specify the date of meeting, sessions, content of the motion, resolution by the Board of Directors and the Company's response to the Remuneration Committee's opinion (e.g., the remuneration passed by the Board of Directors exceeds the recommendation Committee, the circumstance and cause for the difference shall be specified): None.

II. Resolutions of the Remuneration Committee objected by members or subject to a qualified opinion and recorded or declared in writing, the date of the meeting, session, content of the motion of the Remuneration Committee, all members' opinions and the response to members' opinion should be specified: None.

III. Meeting date, period, proposal details, resolution result in the recent year:

Date	Period	No.	Proposal Details	Resolution Result	Follow-up to the result of the Remuneration Committee
2023/02/23	5th term, 9th meeting	1	Report for the results of 2022 Board of Directors performance evaluation	NA	NA
		2	Proposal for the distribution of 2022 employees' and directors' remuneration .	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.

Date	Period	No.	Proposal Details	Resolution Result	Follow-up to the result of the Remuneration Committee
2023/04/13	5th term, 10th meeting	1	Proposal for President's 2022 performance bonus.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
		2	Proposal for Executive Vice Presidents' and other managers' 2022 performance bonus.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
2023/05/04	5th term, 11th meeting	1	Discussion on Employee Stock Ownership Trust plan	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
2023/05/30	5th term, 12th meeting	1	Proposal for the amount of 2022 directors' remuneration.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
		2	Proposal for 2023 salary adjustment of all managers.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
		3	Discussion on President's 2023 annual performance goals and bonus plan.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
		4	Discussion on Executive Vice Presidents' and other managers' 2023 annual performance goals and bonus plan.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
2023/08/03	5th term, 13th meeting	1	Proposal for President's amount of 2022 remuneration.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
		2	Proposal for Executive Vice Presidents' and other managers' amount of 2022 remuneration.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
2023/11/02	5th term, 14th meeting	1	Discussion on setting performance evaluation indicators and scoring standards of the Nomination Committee.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.

Date	Period	No.	Proposal Details	Resolution Result	Follow-up to the result of the Remuneration Committee
2023/11/02	5th term, 14th meeting	2	Discussion on the attendance fee for Nomination Committee.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
		3	Proposal for formulating the "Incentive-Based Compensation Recovery Policy"	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.
		4	Discussion on the salary verification of new manager.	Approved by all members present in the meeting.	Sent by the Remuneration Committee and approved by the Board of Directors.

3. Information on Members and the Operation of the Nomination Committee

(1) Describe the required qualifications and the responsibilities of the Company's nomination committee members.: The Committee shall be composed of at least three directors selected by the Board from among themselves; a majority of the Committee members shall be independent directors. With authorization from the Board, the Committee shall exercise the due care of a good administrator to faithfully perform the following duties and shall submit its proposals to the Board for discussion:

A. Laying down the standards of independence and a diversified background covering the expertise, skills, experience, gender, etc. of members of the Board, and finding, reviewing, and nominating candidates for directors based on such standards.

B. Establishing and developing the organizational structure of the Board and each functional committee.

C. Establishing and reviewing on the succession plans of directors.

(2) The professional qualifications and experience of the members and status of operations of the nomination committee:

A. The Nomination Committee includes three members who are all Independent Directors.

B. The term of the current members is from November 2, 2023 to July 11, 2024. One Nomination Committee meetings held in the recent year. The professional qualifications and experience and meeting attendance record of the members and matters discussed by the committee are as follows:

Title	Name	Professional qualifications and experience	Attendance in person (B)	Attendance by proxy	Should be attendance(A)	Attendance rate (%) (B/A)	Remarks
Independent Director	Yeong-Her Wang	Detailed on pages 19-21 of the annual report	1	—	1	100.00	Nomination Committee convener
Independent Director	Hui-Fen Chan		1	—	1	100.00	
Independent Director	Hong-Tzer Yang		1	—	1	100.00	

Other information required to be disclosed:

For any major motion put before the Nomination Committee, specify the meeting date, meeting session number, content of the motion, content of recommendations or dissenting opinions of the nomination committee members, the outcome of the resolution of the nomination committee, and the measures taken by the Company with respect to the nomination committee members' opinions.

Date	Period	No.	Proposal Details	Content of recommendations or dissenting opinions of the members	Resolution Result	The Company's response to the Nomination Committee's opinions should be specified
2023/11/02	1st term, 1st meeting	1	Selection of convener of the Nomination Committee。	None	Independent Director Yeong-Her Wang was nominated as the convener by the members attending the meeting and the proposal was approved without objection.	NA

(V) The State of the Company's Promotion of Sustainable Development, Any Variance from the "Sustainable Development Best Practice Principles for TWSE/TPEx Listed Companies", and the Reason for Any Such Variance; Climate-Related Information of TWSE/TPEx Listed Company

1. Promotion of Sustainable Development – Implementation Status and Deviations from the "Sustainable Development Best Practice Principles for TWSE/TPEx Listed Companies" and the Reasons

| Item | Implementation Status | | Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons |
	Yes	No	Summary description	
1. Does the company built a structure of sustainable development, and establish exclusively (or concurrently) dedicated first-line managers authorized by the board to be in charge of proposing the sustainable development policies and the supervising situation the board?	V		In compliance with the vision and mission of the Company's Corporate Sustainability Policy, the Company established the "ESG Committee", is the highest-ranked sustainability management organization within the Company; the Company's Chairman / President acted as the Chairperson and be the top of management excutives of ESG Committee; the key members are senior excutives of each business unit, who work together to set sustainable development goals in line with the Company's business strategy and implement sustainability plans in daily operations. The Company set up CSR Planning Department as dedicated unit to promoted sustainable development and committee operation. It is responsible for formulating policies, systems, and proposing and implementing sustainable development plans. The committee meetings	None of significant deviation

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
			are held at least once a year to review the progress and results of the sustainability goals and to report on sustainability management actions and performance through the annual sustainability report. "ESG Committee" reports quarterly to the Board of Directors on the status and results of sustainability projects, including issues such as promotion of net-zero emission for sustainability (including GHG inventories and verification), annual sustainability results (including stakeholder communication), mid- and long-term ESG goals, and results of risk management. The latest report date was on November 2, 2023. Through the Board of Directors continuing to supervise and assist the management team in the implementation of sustainable development, and we will continue to promote sustainable performance. For more information, please refer to the Company's website and ChipMOS Sustainability Report.	
2. Does the Company follow materiality principle to conduct risk assessment for environmental, social and corporate governance topics related to company	V		The Company boundaries of risk analysis mainly based on the Company. The Company has systematically executed the three major procedures in material topic	None of significant deviation

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
operation, and establish risk management related policy or strategy?			analysis: identification, analysis, and confirmation, by following the principles of GRI and AA1000 standards (sustainability context, materiality, completeness, and stakeholder inclusiveness). Identification results of 2022 yielded 8 material topics and their respective management objectives (including establish risk management related policy or strategy, etc.) disclosed on the Company's website. The identification results of 2023 will be disclosed in August, 2024.	
3. Environmental Topic (1) Does the company establish a proper environmental management system based on the characteristics of their industries?	V	.	(1) To enhance the level of environmental management and fulfill the responsibility of corporate citizenship, the Company passed the examination of ISO 140001 environmental management system since established, and promoted QC-080000 products hazardous substances process management system certification inobey customer's requirement. We have comprehensively promoted environmental protection related system verification in environmental friendliness, including ISO 14064-1 GHG inventories, ISO 14067 carbon footprint, ISO 14046 water	None of significant deviation

	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
Item	Yes	No	Summary description	
			footprint, ISO 50001 energy management system, ISO 14051 material flow cost accounting, in line with international trends and customer requirements, derived from the production process. Air pollution, water pollution, and waste, in addition to obtaining relevant licenses to operate according to their requirements, are actively taking many measures to pursue sustainable environmental protection, include of 1. Promote environmental policy: Continuing to educate employees and communicate through the Company's website, committing to the intention of exhaust, wastewater and waste pollution prevention and water power reduction control. 2. Reduction of air pollution emissions: In terms of air quality, the goal of reducing the air pollution emissions by improving the treatment efficiency of the control equipment, such as the addition of zeolite runners and RTO high-efficiency air pollution control, reduction rate is above 90%. 3. Water/wastewater reduction and recovery:	

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
			Continuously improve the recovery rate of process wastewater in the plant to meet local requirement, above 85% recycle rete and rainwater to the cooling tower and public water. 4. Waste reuse: Promote the process source to optimize the use of raw materials and waste from incineration / landfill to reuse, recycle rate is above 35%.	
(2) Does the company endeavor to utilize all resources more efficiently and use renewable materials which have low impact on the environment?	V		(2) The Company established a management mechanism for using re-use and recycling of electricity, water resources and materials, and has continued to improve the source management and energy conservation and waste reduction. An energy-saving team has been established internally, to actively conduct energy-saving and carbon reduction management programs for various energy-consuming equipment. In addition to meeting the 1% energy saving requirement of the Energy Administration every year, the Company also replaces outdated equipment and adjust control parameters, to improve energy efficiency. In the	None of significant deviation

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
			manufacturing process, the requirements for efficiency improvement and specification adjustment of supply facilities are targeted at "energy saving" and "decrease", such as air conditioning energy saving, installation of energy saving lighting (LED), increasing the efficiency of clean room circulation fans (FFU), promoting the process of improving energy saving and waste reduction process, solar green power generation, process wastewater and rainwater recovery. In the utilize all resources more efficiently, the Company's energy management, material flow cost accounting verification and green building, green factory mark, in order to reduce the load of environmental impact, towards circular economy and zero pollution. In the use renewable materials, the Company continues refining the production process, strive to improve the source, reduce waste, recycle and reuse reusable packaging materials. The Company's packaging materials are recycled and reused rate is above 90% in 2023. For more information, please refer to the Company's	

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
			website. (The 2023 information will be disclosed in August, 2024.)	None of significant deviation
(3) Does the company assess the potential risks and opportunities of climate changement now and in the future, and adopt relative measures?	V		(3) The Company is on the issue of climate change, the introduction of TCFD began in 2021, and a matrix of major risks and opportunities was listed and relevant countermeasures were taken, it has fill in the CDP questionnaire in 2023 and provides relevant investors' reference, and committed to reducing greenhouse gas emissions. About 98% of the Company carbon emissions are from electricity. Therefore, it introduced the ISO 50001 energy management system and is committed to reducing carbon emissions and starts to carry out the installation of renewable energy, and complete the use of renewable energy by 10% in 2024 according to the regulations on renewable energy. In 2012, the Company installed the solar energy panels on the roofs of Tainan fab., and signed the contract with Taipower for green power supply; subsequently, in 2019, the second solar power generation system was built. In 2021, four additional solar	

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
			power generation systems were completed on the roofs of our fabs, with the capability up to 990.45 kW (Hsinchu fab., Hukou fab., Zhubei fab. 2 and Tainan fab.). To actively achieve the carbon reduction goal, ChipMOS' next stage of development planning will focus on the self-generation and self-consumption of solar energy, by planning to lease land for the construction of solar power generation facility, as of 2023, a total installed capacity of 2,860 kW has been achieved, the Company will lease more land for the construction of additional solar power generation facility to increase the installed capacity by 3,140 kW in 2024, bringing the Company' total installed capacity to 6,990.45 kW, and the total power consumption of renewable energy will reach 1.7% in 2025.	
(4) Does the company count greenhouse gas emissions, water consumption and total weight of waste in the past two years and formulate policies for energy saving and carbon reduction, greenhouse gas reduction, water use reduction or	V		(4) The Company all factories have completed the verification of ISO 14064-1 from Scope 1 to Scope 3 in 2023. The Company also set up environmental policies and energy-related policies to continue achieving the trend of reduction, responding to	None of significant deviation

<table>
<tr><th rowspan="2">Item</th><th colspan="3">Implementation Status</th><th rowspan="2">Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons</th></tr>
<tr><th>Yes</th><th>No</th><th>Summary description</th></tr>
<tr><td>other waste management?</td><td></td><td></td><td>customers and meets the expectations of low-carbon products at the same time and pays full attention to climate change on operating activities. Related performance can be found in Sustainability Report and the Company’s website.
A. The Company’s GHG emissions in the past two years and their management policies:
Unit: Tonne-CO2e
<table>
<tr><th>Item \ Annual</th><th>2023</th><th>2022</th></tr>
<tr><td>Scope 1</td><td>—</td><td>4,302.65</td></tr>
<tr><td>Scope 2</td><td>—</td><td>238,010.04</td></tr>
<tr><td>Total</td><td>—</td><td>242,312.69</td></tr>
<tr><td>Scope 3</td><td>—</td><td>50,227.83</td></tr>
<tr><td>Tonnes CO2e / Consolidated revenue(million)</td><td>—</td><td>10.3</td></tr>
</table>
Note: As of the publication date of the annual report, the 2023 information has not been verified and will be disclosed on the Company’s Sustainability Report in August, 2024.
The Company’s GHG emissions mainly come from electricity emissions about Scope 2 and the Scope 2</td><td></td></tr>
</table>

 南茂科技股份有限公司 ChipMOS TECHNOLOGIES INC.

Item	Implementation Status		Summary description	Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No		
			accounts for 98% of the total emissions (This data exclude Scope 3), so our power saving rate was set up 1% each year, increase use of renewable energy in factory and expected to set up solar energy to reach 10% of contract capacity by 2024 (Solar energy generation would be 4,772.3 kW). B. The Company's water consumption in the past two years and their management policies:	

Annual / Item	2023	2022
Total water consumption (ML)(A)	1,608.70	1,767.13
Consolidated revenue (million)(B)	21,356.228	23,517.064
Water use efficiency (A) / (B)	0.0753	0.0751

The Company built water-recovery apparatus in 2020, (2,700CMD) water recycled amount is about 837.2 (ML) / year. The water use efficiency get highly improvement in each plant since water-recovery

-72-

Item	Implementation Status		Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	
	Summary description		

550CMD apparatus build in 2022, with an estimated annual water recycling volume of 200.7 million liters.

C. The Company's total weight of waste in the past two years and their management policies:

Annual\ Item	2023	2022
Non-hazardous waste (T)(A)	1,520	1,704
Hazardous waste (T)(B)	717	855
Consolidated revenue (million)(C)	21,356.228	23,517.064
Non-hazardous strength (A) / (C)	0.0712	0.0725
Hazardous strength (B) / (C)	0.0336	0.0364

To achieve sustainable resource reusing, the Company's waste will be recycled and reused in our factory to reduce the raw material usage. Those cannot

ChipMOS TECHNOLOGIES INC. 南茂科技股份有限公司

Item	Implementation Status				Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description		
			be recycle again will be incineration in the end.		
4. Social Topic					
(1) Does the company formulate appropriate management policies and procedures according to relevant regulations and the International Bill of Human Rights?	V		(1) The Company complied with local labor laws and according to the international labor and human rights standards of "Responsible Business Alliance" (RBA), incorporated humanized management, developed written employee policies and published it in the Company's employee bulletin board so that employees may query and understand. Human resources management center also kept abreast of the amendment to labor laws, timely adjusted management system, so that all the employees' labor rights and interests would be protected. The policies and plans which to protect employee and maintain human rights are announced on the Company's website.		None of significant deviation
(2) Has the Company established appropriately managed employee welfare measures (include salary and compensation, leave and others), and link operational performance or achievements	V		(2) The Company has established a reasonable employee welfare policy (including compensation, vacation and other benefits) , and related details shall be followed through personnel regulations. The Company adopts a		None of significant deviation

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
with employee salary and compensation?	V		job-grade system with employees, and the salary and remuneration are determined according to the position, educational experience, professional seniority and personal work performance. In addition to participate in salary surveys every year to understand the market salary level and ensure that the salary is competitive in the industry, the Company would regularly adjust salary according to the operating conditions and employee performance. In order to help employees accumulate retirement assets, the "Employee Stock Ownership Trust plan" was implemented in 2023 to encourage employees to hold the stocks and share the company's operating results. If the Company generates profit for the year, it should allocate 10% of it as employee compensation for managers and employees. Thus, the Company does properly reflect business performance in employee compensation.	None of significant deviation
(3) Does the company provide a healthy and safe working environment and organize training on			(3) In addition to that the Company established policies to protect employees' safety and health, the Company	

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
health and safety for its employees on a regular basis?			promoted the ISO 45001 occupational safety and health management system to enhance employees' safety. In the area of occupational safety and health management, we focus on "workplace safety" and "labor health" and actively promote the division of electrical explosion-proof areas and risk reduction, risk assessment and classification management of chemical exposure hazards, human factors engineering, etc. through appropriate design, engineering and administrative control, protective maintenance and safe operating procedures and safety knowledge training to reduce, eliminate and prevent workplace hazards, and implement training drills through emergency procedures to minimize the impact of property and injury, set occupational safety and health plans every year, and implement education and training according to the plan and the monitoring of the working environment, and the free health check of the employees, the health promotion activities, the Ministry of Science and Technology Science Park Administration and the Health Promotion	

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
			Administration awarded the "Operational Safety and Health Excellent Unit" and "Healthy Workplace Self-certification" mark and weight loss performance groups and individual awards, successfully creating a safe and healthy professional environment. The Company was 5 occupational injury incidents among the employees in 2023, with 5 persons (accounting for 0.1% of the total number of employees in 2023). Disabling Frequency Rate (FR) is 0.48, Disabling Severity Rate (SR) is 13, and Frequency-Severity Indicator (FSI) is 0.08, which is better than other electronic components manufacturing industry, showing the results of the Company's safety management performance. The Company had 0 fire incidents in 2023. In order to further enhance the effectiveness of safety management, the Company plans to participate in the direction of all employees, including review of procedures and documents, participation in monitoring of operating environment, joint incident investigation and hazard identification, etc., and has established a	

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
			management system that includes communication and opinions. Employees can respond to relevant occupational safety and health opinions, communicate and consult through channels such as telephone, E-MAIL, various meetings, etc., or submit opinions to occupational safety and health labor representatives, and put forward and discuss at the meeting of the environmental safety, health and energy management committee of each plant. For communication or communication of relevant occupational safety and health laws and regulations in the factory, employees can check on the Company's electronic bulletin board, or refer to the publications, education and training or announcements issued in the factory to obtain information. The Company formulates an education and training plan every year, and conducts training according to the nature of the workers. In 2023, a total of 10,597 people participated in the training, and the training hours were 26,655 hours, including general safety and health education training, self-defense fire formation	

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
			and civil defense group training, Prevention of Human Engineering Hazards, First aid training, environmental education training, traffic safety publicity, Chemical protective equipment wearing training, etc. The contractor's occupational safety and health education and training shall be handled in accordance with the contractor's safety, health and environmental protection management regulations, and the occupational safety and health education and training shall be implemented to enhance workers' safety and health awareness. In addition, we will promote activities such as commending excellent environmental safety and health units and personnel, promote the participation of all units, and encourage employees to make proposals on environmental safety, health and energy. It is hoped that through the in-plant proposal reward system, colleagues will be encouraged to actively propose improvement suggestions for daily business and the environment to prevent disasters.	

Item	Implementation Status		Summary description	Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No		
(4) Does the company provide its employees with career development and training sessions?	V		(4) The Company offered a complete six category of courses, so that each employee at all stages has comprehensive training opportunities, and provided employees with subsidies to participate in external training courses. The Company provided employees with rich and diverse internal and external resources so that employees' careers have opportunities to grow. In 2023, there are 5,410 employees participated in educational training for a total of 668,655.27 hours. They were 62,039.95 hours for Managers, 301,371.32 hours for Technicians, 36,862.19 hours for Administrative clerks, and 268,381.81 hours for Operators. 1. New employee orientation: to enhance the understanding of the Company's product organization, business direction and core values of understanding and recognition. 2. Engineering technology: in line with the strategic direction of to establish engineering and technical courses in order to lay a professional cornerstone and enhance the knowledge; to establish the	None of significant deviation

 南茂科技股份有限公司 ChipMOS TECHNOLOGIES INC.

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
			Company's BU learning blueprint with the concept of development of engineer's professional ability and to establish systematic training courses, and to promote the effective inheritance of knowledge and experience. 3. Quality management: to promote the Company's quality system. 4. Environmental safety and work health: to make employee acquire qualified license and have related knowledge of right working environmental safety. 5. Leadership management: according to the management's required management behavior and function, in line with the Company's annual policy and expectation, and as the base of learning and development planning. 6. Work performance: to provide employee with the training of relevant skills required for work in order to enable them to work fully by using what they learned.	
(5) Does the Company's product and service comply	V		(5) 1. The Company's product and service comply with	None of significant

 南茂科技股份有限公司 ChipMOS TECHNOLOGIES INC.

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
with related regulations and international rules for customers' health and safety, privacy, sales, labelling and set polices to protect consumers or customers' rights and consumer appeal procedures?			related regulations and international rules for customers' health and safety, privacy, sales, labelling. The Company had passed many international standards, including IATF 16949, ISO 9001, QC 080000, ISO 14001, ISO 50001, ISO 17025, ISO 27001, ISO 45001, ANS/ESD S20.20 and ISO 26262, and keep annully maintenance certificate validity. The latest certificate had public in the Company website. (http://www.chipmos.com/english/about/detail.aspx?AID=9) 2. The Company and external stakeholders (customers and suppliers) need to exchange confidential business information, and will sign a confidentiality agreement (NDA) to ensure the rights and interests of both parties. 3. The Company and external stakeholders (customers and suppliers) need to exchange confidential business information, and will sign a confidentiality agreement (NDA) to ensure the rights and interests of both parties. 4. The Company provides the semiconductor testing,	deviation

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
			assembly and backend service, and does not directly provide final products to consumers, and there is no labeling of products and services.	
(6) Does the Company set supplier management policy and request suppliers to comply with related standards on the topics of environmental, occupational safety and health or labor right, and their implementation status?	V		(6) When evaluating new suppliers, the Company follows the purpose of the RBA and the relevant guidelines to investigate whether it has the concept of environmental protection and corporate responsibility, good corporate citizenship, and whether there is any record of environmental impact, occupational safety and social impact. The supplier would be asked to report and improve the results, and confirm the current actual implementation if the supplier has related records. The Company has established "Management Procedures for Suppliers" and formulates audit plans every year. Details of the suppliers' audit results are disclosed on the Company's website and in the Sustainability Report.	None of significant deviation
5. Does the Company refer to international reporting rules or guidelines to publish Sustainability Report	V		2022 The Company's Sustainability Report followed the quality principles required by GRI Standards, SASB	None of significant deviation

Item	Implementation Status			Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	Summary description	
to disclose non-financial information of the Company? Has the said Report acquire 3rd certification party verification or statement of assurance?			Standards Semiconductor Industry, and TCFD framework . To ensure quality of information disclosure, the report has been verified by the BSI Taiwan on May 31, 2023, and was followed GRI Standards and with Type II High level of AA1000 AS v3, and SASB Type I Moderate Level. The report was disclosed on the Company's website and MOPS. (https://www.chipmos.com/english/csr/report.aspx)	

6. If the company has established the corporate sustainable development principles based on "Sustainable Development Best Practice Principles for TWSE/TPEx Listed Companies", please describe any deviation between the Principles and their implementation:

The Company has established "Sustainable Development Practice Principles", and was implemented after adoption by resolution of the board of directors on August 13, 2013, and the fourth amendment was passed by the Board on May 4, 2023. There are no material differences between the actual operations and the "Sustainable Development Practice Principles".

7. Other important information to facilitate better understanding of the company's sustainable development practices:

The Company actively participated in social environmental welfare activities, took the initiative to participate in the fire and environmental protection activities organized by the competent authorities, such as assisting 119 to expand fire prevention, public toilets and beach adoption, participate in environmental protection and beach cleansing, encouraging employees to enter the community to clean the street, helping charity clean the environment, Environmental Education to the partial township Elementary School, donation of materials, blood donation, money donation, long-term adoption of Tainan Science Park Greenland and Hsinchu Science Park sports park and air quality purification area to demonstrate the determination of working safety and environmental protection, and won the awards from relevant authorities.

(1) Since 2014 he Company was awarded "Green Building" by Ministry of the Interior in Tainan Plant.

Item	Implementation Status		Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No	
		Summary description	

Since 2017 he Company was awarded "Green Building" by Ministry of the Interior in Hsinchu Plant.

(2) Since 2014 he Company was awarded "Green Factory" by Ministry of Economic Affair in Tainan Plant. Since 2023 the Company was awarded "Green Factory" by Ministry of Economic Affair in Hsinchu Plant.

(3) Ten consecutive years from 2014 to 2023 the Company was awarded "Excellent Organization of Adoption of Air Quality Purification Area" and "Contribution Award" by the Environmental Protection Agency.

(4) Four consecutive years from 2016 to 2019 the Company passed the examination of Environmental Protection Administration and was rewarded 25th to 27th ROC Enterprise Environmental Protection Award and the 1st National Enterprise Environmental Protection Award "Gold Award" and "Honor Award".

(5) In 2016, 2018-2019 and 2021-2023, the Company was awarded the "Workplace Safety and Health Excellent Unit" by Southern Tainan Science Park Bureau and Hsinchu Science Park Bureau.

(6) In 2017-2019, the Company was awarded the "Environmental Protection Excellence Project" by the Southern Tainan Science Park Bureau.

(7) In 2017-2023, the Company was awarded the "Excellent Green Purchasing Enterprise" by Tainan City and Hsinchu County Environmental Protection Bureau.

(8) In 2017-2019, the Company was awarded the "High-Quality Unit for Road Recognition" by the Hsinchu County Environmental Protection Bureau.

(9) In 2019, 2021 the Company was awarded the "Energy Model Award" by STSP.

(10) In 2019-2022 the Company was awarded the "Energy Benchmark Award" by Tainan City Government.

(11) In 2020 the Company was awarded the "Top Green Companies in Asia" by ACES.

(12) In 2020 the Company was awarded the "2020 TCSA Top 50 Corporate Sustainability Award" and "Corporate Sustainability Report Platinum Awards" by GCSA&TCSA.

(13) In 2021 the Company was awarded the "Excellent Air Quality Maintenance Award" by Tainan City Government.

(14) In 2021 the Company was awarded the "High Distinction Award of Promoting Workplace Work Equal Rights" by STSP.

Item	Implementation Status		Summary description	Deviations from Sustainable Development Best Practice Principles for TWSE/TPEx listed Companies and Reasons
	Yes	No		
(15) In 2021 the Company was awarded the "2021 TCSA Corporate Sustainability Award" and "Corporate Sustainability Report Gold Awards" by TCSA.				
(16) In 2022-2023 the Company was awarded the "CDP climate change questionnaire evaluation - leadership level (A-)".				
(17) In 2022-2023 the Company was awarded the "CDP water safety questionnaire evaluation - management level (B)".				
(18) In 2022-2023 the Company was awarded the "Top 100 Corporates" and "Corporate Sustainable Report - Platinum Grade" by TCSA.				
(19) In 2022 the Company was honored the National Sustainable Development Awards.				
(20) In 2023 the Company was awarded the "Net Zero Benchmark Award" by Tainan City Government.				
(21) In 2022-2023 the Company was honored the "Occupational Health and Safety Indicators Disclosed in the Corporate Sustainable Reports Top 10% Outstanding Corporate in the Listing Electronic Companies Award" by Occupational Safety and Health Administration.				

ChipMOS TECHNOLOGIES INC.
南茂科技股份有限公司

2. Implementation of Climate-Related Information

Item	Implementation Status
1. Describe the board of directors' and management's oversight and governance of climate-related risks and opportunities.	1. The Company values and pays close attention to issues of climate changes and as such, the Company has elevated its level of climate governance by entrusting its Board of Directors to routinely monitor the progress of environmental management. As for climate change management, the Company has performed impact assessment for the risks and opportunities relating to climate change, water resources and natural environments so that relevant response strategies can be established.
2. Describe how the identified climate risks and opportunities affect the business, strategy, and finances of the business (short, medium, and long term).	2. The Company rank the risks and opportunities according to the possible time of risk impact (short-term, medium-term and long-term), impact degree factors (finance, operation / manpower, legal and reputation), and identify 4 major carbon risks and 3 major carbon opportunities, Impact of the business, strategic and financial, please refer to the Company's Sustainability Reports.
3. Describe the financial impact of extreme weather events and transformative actions.	3. In the occurrence of climate disasters such as high temperatures, extreme rainfall, or uneven rainfall, The Company' operations would be in a moderate-risk state. The extent of this impact is expected to gradually decrease as the Company progresses with energy transition initiatives and the development of water resource recycling and utilization. impact of the company's finances: Increase in Capital Expenditure, Increase of direct cost, Increase in Indirect Costs, Decrease of operational income, Operation disfunction of the Company, etc.
4. Describe how climate risk identification, assessment, and management processes are integrated into the overall risk management system.	4. The Company incorporates climate-related risks into its framework of Enterprise Risk Management (ERM) and conducts an annual review of various risks, including operational risks, climate change risks, information security risks, financial risks, supply chain risks, and compliance risks that relate to the Company's direct operations. Through quantitative evaluation, and adopts corresponding risk management strategies according to the risk level, so as to promote the steady and

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ChipMOS TECHNOLOGIES INC. / 南茂科技股份有限公司

Item	Implementation Status
	healthy operation and sustainable development of the Company.
5. If scenario analysis is used to assess resilience to climate change risks, the scenarios, parameters, assumptions, analysis factors and major financial impacts used should be described.	5. The Company has constructed "Transition Risk Scenario Analysis" and "Physical Risk Scenario Analysis" to simulate various parameter changes, the parameters, assumptions, analysis factors, and key financial impacts utilized in the analysis, please refer to the Company's Climate and Environmental Report.
6. If there is a transition plan for managing climate-related risks, describe the content of the plan, and the indicators and targets used to identify and manage physical risks and transition risks.	6. The indicators and goals used to identify and manage physical risks and transition risks, please refer to the Company's Climate and Environmental Report.
7. If internal carbon pricing is used as a planning tool, the basis for setting the price should be stated.	7. Taking into account factors such as internal adjustment costs, internal/external carbon costs, investments in renewable energy, and green power procurement, the Company has updated its internal carbon pricing annually to be applied in energy efficiency investment assessments and the calculation formula is as follows: T-REC purchase cost for green energy certificates (TWD 6,000/MWh) - Off-grid power purchase cost from Taiwan Power Company (TWD 3,120/MWh) /Electricity carbon emission coefficient (0.495)= (TWD 2,880/MWh) / 0.495 Tonnes CO2e ≒ TWD 5,818/Tonnes CO2e.
8. If climate-related targets have been set, the activities covered, the scope of greenhouse gas emissions, the planning horizon, and the progress achieved each year should be specified. If carbon credits or renewable energy certificates (RECs) are used to achieve relevant targets, the source and quantity of carbon credits or RECs to be offset should be specified.	8. The Company plans to achieve net-zero emissions by 2050 as its absolute goal and set a management target in terms of greenhouse gas emission intensity (measured as the amount of carbon dioxide equivalent per unit of revenue). The target is to reduce greenhouse gas emission intensity by 55% compared to the baseline year of 2018 by 2030, gradually working towards the absolute goal of achieving net-zero emissions for the Company by 2050. Regarding climate change, the Company focuses primarily on reducing greenhouse gas emissions as the main indicator for reduction and control, supplemented by the indicator of "conserving and efficiently utilizing energy

Item	Implementation Status
	resources" as another target for monitoring and management. The Company' total greenhouse gas emissions (Scope 1 + Scope 2) amount to approximately 242,312.69 metric tons of CO2e, with over 98% of it attributed to the consumption of purchased electricity. And as such, the reduction of Scope 2 emissions is a critical issue for us to achieve net-zero emissions. The Company procured 5 and 8 renewable energy certificates (RECs) respectively in 2021 and 2022. Not only that, we also planned to purchase an additional 15 RECs in 2023. These actions reflect the Company's commitment to enhancing energy efficiency, promoting conservation of energy and water, reducing greenhouse gas emissions, implementing water recycling, and utilizing recycled materials. We shall actively seek strategies to minimize carbon footprint and integrate climate change considerations into our corporate governance. Furthermore, the Company will strengthen the supervisory mechanisms of its senior management as part of its ongoing efforts to transition towards low-carbon operations. In 2023, in addition to implementing energy-saving improvement measures internally, we achieved a total installed capacity of 2,860 kW. We also plans to achieve short-term goals of installing additional solar power facilities in 2024 so that we can reach the targets of adding 3,140 kW of solar energy capacity.
9. Greenhouse gas inventory and assurance status.	9. Not applicable, as the Company does not meet the disclosure schedule by Financial Supervisory Commission in the order issued on November 13, 2023, with reference number 11203852314.

(VI) The State of the Company's Performance in the Area of Ethical Corporate Management, Any Variance from the "Ethical Corporate Management Best Practice Principles for TWSE/TPEx Listed Companies", and the Reason for Any Such Variance

Evaluation Item	Implementation Status		Summary description	Deviations from the Ethical Corporate Management Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No		
1. Establishment of ethical corporate management policies and programs				
(1) Does the company establish an ethical corporate management policy approved by the board of directors, and declare its ethical corporate management policies and procedures in its guidelines and external documents, as well as the commitment from its board and senior management to implement the policies?	V		(1) The Company has established the "Procedures for Ethical Management and Guidelines for Conduct" approved by the Board of Directors, which clearly defines the ethical management policies and practices and requires the members including directors and the top management team to implement the Ethical Management policies. Please see the Company's website for the policy.	None
(2) Does the company establish mechanisms for assessing the risk of unethical conduct, periodically analyze and assess operating activities within the scope of business with relatively high risk of unethical conduct, and formulate an unethical conduct prevention plan on this basis, which at least includes preventive measures for conduct specified in Article 7, Paragraph 2 of the	V		(2) The Company has established an assessment mechanism for the risk of unethical conduct, assessing business activities with a higher risk of unethical behaviors within the business scope once a year, adopting accordingly programs to forestall unethical conduct. In the "Procedures for Ethical Management and Guidelines for	None

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

Evaluation Item	Implementation Status			Deviations from the Ethical Corporate Management Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies?			Conduct", "Regulations Governing Professional Moral Conduct" and "Code of Ethical Conduct", it is clearly stated that the all members, including directors and top management, are strictly prohibited from offering or accepting bribes, providing illegal political donations, improper charitable donations or sponsorship, it is forbidden to infringe on intellectual property rights, to have improper relations with third parties, to prohibit transactions that violate the Fair Trade Act, and to arbitrarily release material inside information without the Company's consent.	
(3) Does the company specify operating procedures, guidelines for conduct, punishments for violation, rules of appeal in the unethical conduct prevention plan, and does it implement and periodically review and revise the plan?	V		(3) The Company has established the "Procedures for Ethical Management and Guidelines for Conduct" approved by the Board of Directors, which clearly defines the operating procedures and guidelines for preventing various types of unethical conduct, and has established a complaint policy including complaint channels	None

 南茂科技股份有限公司 ChipMOS TECHNOLOGIES INC.

Evaluation Item	Implementation Status			Deviations from the Ethical Corporate Management Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
			and processing procedures. The internal audit based on the results of assessment of the risk of involvement in unethical conduct devises relevant audit plans and examines accordingly the compliance with the prevention programs. The results of examination put down in writing in the form of an audit report to be submitted to the board of directors to confirm the effectiveness of the prevention plan.	
2. Implementation of ethical corporate management				
(1) Does the company evaluate business partners' ethical records and include ethics-related clauses in business contracts?	V		(1) Before the transactions, the Company assesses the information of counterparties and excludes the one with the unethical conduct and regulates clearly in the business contracts the clause of business conduct and ethics.	None
(2) Does the company establish a dedicated unit under the board of directors to promote ethical corporate management, and periodically (at least once a year) report to the board of directors and supervise the implementation of the ethical management policy and	V		(2) The Legal Office will promote and report the supervision and implementation status of the ethical management policy and unethical conduct prevention plan to the Board of Directors once a year.	None

-92-

ChipMOS TECHNOLOGIES INC.
南茂科技股份有限公司

Evaluation Item	Implementation Status			Deviations from the Ethical Corporate Management Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
unethical conduct prevention plan?			In 2023 the Company conducted the promotion of relevant laws and regulations such as "Regulations Governing Professional Moral Conduct" and "Procedures for Ethical Management and Guidelines for Conduct".	None
(3) Does the company establish policies to prevent conflicts of interest and provide appropriate communication channels, and implement it?	V		(3) According to the "Procedures for Ethical Management and Guidelines for Conduct", "Regulations Governing Professional Moral Conduct" and "Code of Ethical Conduct", if in the course of conducting Company's business, any personnel of the Company discovers that a potential conflict of interest exists involving themselves or the juristic person that they represent, or that they or their spouse, parents, children, or a person with whom they have a relationship of interest is likely to obtain improper benefits, the personnel shall report the relevant matters to both his or her immediate supervisor and the Legal Office, and the immediate supervisor shall provide the	

Evaluation Item	Implementation Status		Summary description	Deviations from the Ethical Corporate Management Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No		
			personnel with proper instructions. When a director attending the board of meeting has any agenda item that conflicts with his or her own interests, the director will not participate in the discussion and vote on that item.	
(4) Does the company have effective accounting system and internal control systems set up to facilitate ethical corporate management, does the internal auditing unit formulate audit plans based on unethical conduct risk assessment results, and does it audit compliance with the unethical conduct prevention plan or commission a CPA to perform the audit?	V		(4) The Company has established an effective accounting system and internal control system, and the Audit Office regularly checks it based on the risk assessment results. The audit and follow-up are submitted to the board of directors as audit reports. In addition, the CPA conducts an audit of internal control in accordance with the "SOX404 Act", which includes the five elements of COSO.	None
(5) Does the company regularly hold internal and external educational trainings on ethical corporate management?	V		(5) In 2023, the Company arrange relevant training to implement ethics, detailed as follows: (a) Promote ethical laws and regulations related to "Regulations Governing Professional	None

<table>
<tr><th rowspan="2">Evaluation Item</th><th colspan="3">Implementation Status</th><th rowspan="2">Deviations from the Ethical Corporate Management Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons</th></tr>
<tr><th>Yes</th><th>No</th><th>Summary description</th></tr>
<tr><td></td><td></td><td></td><td>Moral Conduct” and “Procedures for Ethical Management and Guidelines for Conduct” to all employees 4 times.
(b) The number of participants and total hours of ethic operation courses were 3,300 and 1,296.3 (hours), respectively.
<table><tr><th>Course Title</th><th>Method</th><th>Number of attendees</th><th>Training Hours</th></tr><tr><td>Quality courses (RBA) for new employee orientation</td><td>e-learning</td><td>693</td><td>774.9</td></tr><tr><td>RBA course</td><td>Entity</td><td>2,607</td><td>521.4</td></tr></table></td><td></td></tr>
<tr><td>3. Operation of integrity channel
(1) Does the company establish both a reward/punishment system and an integrity hotline? Can the accused be reached by an appropriate person for follow-up?</td><td>V</td><td></td><td>(1) The Company has established the “Procedures for Ethical Management and Guidelines for Conduct” and stipulates that if any employee of the Company is found to have unethical behaviors or misconducts, they can report it via independent mailbox at any time. (audit_committee@chipmos.com) The complaint incidents to the independent Audit</td><td>None</td></tr>
</table>

Evaluation Item	Implementation Status			Deviations from the Ethical Corporate Management Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
(2) Does the company establish standard operating procedures for confidential reporting on investigating accusation cases?	V		office for investigation. (2) The Company has established the "Procedures for Ethical Management and Guidelines for Conduct", which clearly regulates the standard handling procedures after the acceptance of complaints, follow-up measures to be adopted after investigations, and related confidentiality regime.	None
(3) Does the company provide proper whistleblower protection?	V		(3) The Company maintains the identity of the complaint and the content of reported cases confidential and protects the informer from inappropriate disciplinary actions or any of retaliations due to the report.	None
4. Strengthening information disclosure Does the company disclose its ethical corporate management policies and the results of its implementation on the company's website and the Market Observation Post System?	V		The Company has placed relevant regulations on business ethics, including "Procedures for Ethical Management and Guidelines for Conduct", "Regulations Governing Professional Moral Conduct" and "Code of Ethical Conduct", on the	None

Evaluation Item	Implementation Status			Deviations from the Ethical Corporate Management Best-Practice Principles for TWSE/TPEx Listed Companies and Reasons
	Yes	No	Summary description	
5. If the company has established the ethical corporate management policies based on the "Ethical Corporate Management Best Practice Principles for TWSE/TPEx Listed Companies", please describe any discrepancy between the policies and their implementation:			Company's website for all employees to check any time, and the Company also discloses the information about implementation of relevant regulations on the its external website and Market Observation Post System. The Company's website is as follows: https://www.chipmos.com/english/csr/editor.aspx?CID=43	
The Company has established the "Procedures for Ethical Management and Guidelines for Conduct", "Regulations Governing Professional Moral Conduct" and "Code of Ethical Conduct", and all members including directors and the top management team to implement the Ethical Management policies. There is none of deviation between the policies and their implementation.				
6. Other important information to facilitate a better understanding of the company's ethical corporate management policies: (e.g., review and amend its policies) In 2023, there was two complaint about unethical conduct, and it was investigated through internal audit that no violation of ethical conduct was verified in these complaints.				

(VII) If the Company has adopted Corporate Governance Best-Principles or related bylaws, disclose how these are to be searched:
The Company has established the "Corporate Governance Best Practice Principles" and disclosed relevant information on the Company's website and Market Observation Post System.

(VIII) The Company shall disclose other significant information that will provide a better understanding of state of the corporate governance: None.

(IX) The State of Implementation of the Company's Internal Control System

1. Statement on Internal Control

ChipMOS TECHNOLOGIES INC.
Statement of Internal Control System

Date: February 22, 2024

Based on the findings of a self-assessment, ChipMOS TECHNOLOGIES INC. states the following with regard to its internal control system during the year 2023:

I. The Company acknowledges and understands that the establishment, enforcement and maintenance of the internal control system are the responsibility of the Board of Directors and management, and that the Company has already established such a system. The purpose is to reasonably ensure the effectiveness and efficiency of business operations (including profitability, performance and security of assets), the reliability, timeliness, transparency, and regulatory compliance of reporting, and compliance with applicable laws, regulations, and bylaws.

II. An internal control system has inherent limitations. No matter how perfectly designed, an effective internal control system can provide only reasonable assurance of accomplishing the three aforementioned objectives. Moreover, the effectiveness of an internal control system may be subject to changes due to extenuating circumstances beyond our control. Nevertheless, our internal control system contains self-monitoring mechanisms, and the Company takes immediate remedial actions in response to any identified deficiencies.

III. The Company evaluates the design and operating effectiveness of its internal control system based on the criteria provided in the Regulations Governing the Establishment of Internal Control Systems by Public Companies (herein below, the "Regulations"). The criteria adopted by the Regulations identify five key components of managerial internal control: 1. control environment, 2. risk assessment, 3. control activities, 4. information and communication, and 5. monitoring activities. Each component also includes several items which can be found in the Regulations.

IV. The Company has evaluated the design and operating effectiveness of its internal control system according to the aforesaid Regulations.

V. Based on the findings of such evaluation, the Company believes that, on December 31, 2023, it has maintained, in all material respects, an effective internal control system (that includes the supervision and management of our subsidiaries), to provide reasonable assurance on our operational effectiveness and efficiency, reliability, timeliness, transparency, and regulatory compliance of reporting, and compliance with applicable laws, regulations, and bylaws.

VI. This statement is an integral part of the Company's annual report and prospectus, and will be made public. Any falsehood, concealment, or other illegality in the content made public will entail legal liability under Articles 20, 32, 171 and 174 of the Securities and Exchange Act.

VII. This statement was approved by the Board of Directors in their meeting held on February 22, 2024, with all of its nine attending directors affirming the content of this Statement.

ChipMOS TECHNOLOGIES INC.

Chairman and President: Shih-Jye Cheng

---

2. If the Company engages CPAs to examine its internal control system, it shall disclose the CPA examination report: Not applicable.

(X) If there has been any legal penalty against the company or its internal personnel, or any disciplinary penalty by the company against its internal personnel for violation of the internal control system, during the most recent fiscal year or during the current fiscal year up to the publication date of the annual report, where the result of such penalty could have a material effect on shareholder equity or securities prices, the annual report shall disclose the penalty, the main shortcomings, and condition of improvement.: None.

(XI) Material Resolutions of Shareholders' Meeting and Board of Directors' Meetings in the Most Recent Year and Up to the Date of Publication of the Annual Report

1. The major resolutions approved by the 11th meeting of the 10th Board of Directors (February 23, 2023) are as follows:
   (1) The Company's business report and financial statements of fiscal year 2022.
   (2) Earnings distribution plan of fiscal year 2022.
   (3) Release the prohibition on directors from participation in competitive business under Article 209 of the Company Act.
   (4) Matters related to the 2023 annual shareholders' meeting.
   (5) The time and place to submit shareholder's proposals for the 2023 annual shareholders' meeting.

2. The major resolutions approved by the 12th meeting of the 10th Board of Directors (April 13, 2023) are as follows:
   (1) The Company's 2022 Annual Report on Form 20-F (including the English 2022 consolidated financial statements prepared by the Company in accordance with the International Financial Reporting Standards).

3. The major resolutions approved by the 13th meeting of the 10th Board of Directors (May 4, 2023) are as follows:
   (1) The Company's Consolidated Financial Statements of Q1, 2023.

4. The major resolutions approved by the 14th meeting of the 10th Board of Directors (May 30, 2023) are as follows:
   (1) Determination of the record date for ex-dividend.

5. The major resolutions approved by the 15th meeting of the 10th Board of Directors (August 3, 2023) are as follows:
   (1) The Company's Consolidated Financial Statements of Q2, 2023.
   (2) Release the managerial officer of the Company from non-competition restrictions.

6. The major resolutions approved by the 16th meeting of the 10th Board of Directors (November 2, 2023) are as follows:

(1) The Company's Consolidated Financial Statements of Q3, 2023.

7. The major resolutions approved by the 17th meeting of the 10th Board of Directors (December 21, 2023) are as follows:

(1) The subsidiary of the Company, ChipMOS TECHNOLOGIES (BVI) LTD., disposed of 45.0242% of equity interests in Unimos Microelectronics (Shanghai) Co., Ltd.

8. The major resolutions approved by the 19th meeting of the 10th Board of Directors (February 22, 2024) are as follows:

(1) The Company's business report and financial statements of fiscal year 2023.

(2) Earnings distribution plan of fiscal year 2023.

(3) To elect nine directors (including independent directors) of the 11th Board of Directors.

(4) Release the prohibition on the 11th Board of Directors (including independent directors) from participation in competitive business under Article 209 of the Company Act.

(5) Matters related to the 2024 annual shareholders' meeting.

(6) The time and place to submit shareholder's proposals and to nominate director (including independent director) candidates for the 2024 annual shareholders' meeting.

(7) Release the managerial officer of the Company from non-competition restrictions.

(8) Change of important personnel of the Company.

9. The major resolutions approved by the 20th meeting of the 10th Board of Directors (April 11, 2024) are as follows:

(1) The Company's 2023 Annual Report on Form 20-F (including the English 2023 consolidated financial statements prepared by the Company in accordance with the International Financial Reporting Standards).

10. The major resolutions adopted by the 2023 annual shareholders' meeting (May 30, 2023):

(I) Matters for Ratification

(1) Adoption of the Financial Statements for fiscal year 2022.

Implementation status: Resolution was passed.

(2) Adoption of the earnings distribution plan for fiscal year 2022.

Implementation status: Resolution was passed, the Company has completed the distribution of earnings on July 20, 2023.

(II) Matters for Discussion

(1) Release the prohibition on directors from participation in competitive business under Article 209 of the Company Act.

Implementation status: Resolution was passed, and lifting the non-competition

prohibition on Director David Chang (representative, Siliconware Precision Industries Co., Ltd.), and Independent Director Hui-Fen Chan and Hong-Tzer Yang.

(XII) Major Issues of Record or Written Statements Made by Any Director Dissenting to Important Resolutions Passed by the Board of Directors in the Most Recent Year and Up to the Date of Publication of the Annual Report: None.

(XIII) Resignation or Dismissal of the Company's Key Individuals, Including the Chairman, President, and Officers of Accounting, Finance, Internal Audit, Corporate Governance Officer and R&D in the Most Recent Year and Up to the Date of Publication of the Annual Report: None.

V. Information on the Professional Fees of the Attesting CPAs

(I) CPA professional Fee

Unit: NT$ thousands

Accounting Firm	Name of CPA	Period Covered by CPAs' Audit	Audit fee	Non-audit fee	Subtotal	Remarks
PricewaterhouseCoopers, Taiwan	Chien-Yeh Hsu	2023.01.01~ 2023.12.31	17,130	3,340	20,470	
	Yi-Chang Liang					

Note 1: The non-audit fee is for the service: Application for tax Compliance Audit, tax credits for research development expenditure, net profit ratio applicable to cross-border electronic services and transfer pricing service charge, costed for NT$1,560 thousand, NT$1,500 thousand, NT$190 thousand and NT$90 thousand.

(II) When the company changes its accounting firm and the audit fees paid for the year in which such change took place are lower than those for the preceding year, the amounts of the audit fees before and after the change and the reasons shall be disclosed: None.

(III) When the audit fees paid for the current fiscal year are lower than those for the preceding fiscal year by 10% or more, the reduction in the amount of audit fees, reduction percentage, and reason(s) therefor shall be disclosed: None.

VI. Information on Replacement of CPAs: Not applicable.

VII. Where the Company's Chairman, President, or any manager in charge of finance or accounting matters has held a position at the accounting firm of its CPA or at an affiliated enterprise of such accounting firm in the most recent year, the name and position of the person, and the period during which the position was held, shall be disclosed. The term "affiliated enterprise of a CPA's accounting firm" means one in which the CPA at the accounting firm holds more than 50% of the shares, or of which such CPA holds more than half of the directorships, or a

company or institution listed as an affiliated enterprise in the external publications or printed materials of the accounting firm of the CPA: None.

VIII. Changes in Equity Interests by Director (including independent directors), Managers or Shareholders with a Stake of More Than 10 Percent in the Most Recent Year and Up to the Date of Publication of the Annual Report

(I) Changes of the Shareholdings and Pledge of Shares of Directors (including independent directors), Managers and Shareholders Holding More than 10% of Company's Total Outstanding Shares

Unit:shares

Title	Name	2023		2024 till April 1	
		Holding Shares Increase (Decrease)	Pledged Shares Increase (Decrease)	Holding Shares Increase (Decrease)	Pledged Shares Increase (Decrease)
Major shareholder	Siliconware Precision Industries Co., Ltd.	—	—	—	—
Chairman / President	Shih-Jye Cheng	—	—	—	—
Director	Siliconware Precision Industries Co., Ltd. Representative : Kun-Yi Chien	—	—	—	—
Director	Siliconware Precision Industries Co., Ltd. Representative : David Chang	—	—	—	—
Director / Vice President	Silvia Su	—	—	—	—
Independent director	Chin-Shyh Ou	—	—	—	—
Independent director	Kuei-Ann Wen	—	—	—	—
Independent director	Hui-Fen, Chan	—	—	—	—
Independent director	Yeong-Her Wang	—	—	—	—
Independent director	Hong-Tzer Yang	—	—	—	—
Executive Vice President	Teng-Yueh Tsai	—	—	—	—
Executive Vice President	Yuan-Feng Hsu	—	—	—	—
Senior Vice President & Spokesperson	Jesse Huang	—	—	—	—
Vice President	Ming-Cheng Lin	—	—	—	—
Vice President	Tung-Pao Lu	—	—	—	—
Vice President	Chun-I Liu (Promotion on March 1, 2024)	—	—	—	—
Vice President	Kuang-Hui Chen (New appointment on March 1, 2024)	NA	NA	—	—
Assistant President	Min-Chang Xue	—	—	—	—
Senior Director	Peng-Hsien Chu	—	—	—	—

Unit:shares

Title	Name	2023		2024 till April 1	
		Holding Shares Increase (Decrease)	Pledged Shares Increase (Decrease)	Holding Shares Increase (Decrease)	Pledged Shares Increase (Decrease)
Senior Director	Chia-Hsin Hsu	—	—	—	—
Senior Director	Kuei-Lan Yang (New appointment March 1, 2024)	NA	NA	—	—
Manager	Ling Cheng	(1,000)	—	—	—
Senior Vice President	Yu-Ying Chen (Dismissal on March 1, 2024)	—	—	—	—
Vice President	Jin-Long Fang (Dismissal on April 13, 2023)	—	—	NA	NA
Vice President	Wu-Hung Hsu (Dismissal on December 1, 2023)	—	—	NA	NA
Vice President	Yung-Wen Li (Dismissal on February 7, 2024)	—	—	—	—
Senior Director	Chih-Cheng Hsieh (Dismissal on June 1, 2023)	—	—	NA	NA

(II) Shares Trading of Directors (including independent directors), Managers and Shareholders Holding More than 10% of Company's Total Outstanding Shares: None.

(III) Shares Pledge of Directors (including independent directors), Managers and Shareholders Holding More than 10% of Company's Total Outstanding Shares: None.

IX. Relationship Information, if among the Company's 10 Largest Shareholders Any One is a Related Party or a Relative within the Second Degree of Kinship of Another

April 1, 2024 (Unit: shares; %)

Name	Shareholding		Shareholding by spouse and minor children		Shareholding in the name of others		Name and Relationship Between the Company's Top Ten Shareholders		Remarks
	Shares	%	Shares	%	Shares	%	Name	Relationship	
First Bank in Its Capacity as Master Custodian for Custodial Account of ChipMOS' American Depositary Shares	87,129,434	11.98	—	—	—	—	None	None	—
Siliconware Precision Industries Co., Ltd.	78,910,390	10.85	—	—	—	—	None	None	—
Representative: C.W. Tsai	Data is not available.								
Yann Yuan Investment Co., Ltd.	41,200,000	5.67	—	—	—	—	None	None	—
Representative: Chun Kuan	Data is not available.								
Chunghwa Post Co., Ltd.	11,600,000	1.60	—	—	—	—	None	None	—
Representative: Hong-Mo Wu	Data is not available.								
Hua Nan Commercial Bank, Ltd. as the custodian bank for Yuanta Taiwan Value High Dividend ETF Account	11,236,000	1.55	—	—	—	—	None	None	—
Norges Bank	10,097,840	1.39	—	—	—	—	None	None	—
Taiwan Cooperative Bank	9,187,000	1.26	—	—	—	—	None	None	—
Representative: Yen-Mao Lin	Data is not available.								
JPMorgan Chase Bank N.A., Taipei Branch in custody for Vanguard Total International Stock Index Fund, a series of Vanguard Star Funds	8,240,348	1.13	—	—	—	—	None	None	—
MITSUBISHI UFJ MORGAN STANLEY SECURITIES CO.,LTD.-EQUITY TRADING DIVISION (PROPRIETARY TRADING DESK)	8,218,000	1.13	—	—	—	—	None	None	—
VANGUARD EMERGING MARKETS STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS	7,929,148	1.09	—	—	—	—	None	None	—

Note 1: The Company shall list all the top ten shareholders as well as shall list the name of legal person shareholders and the name of their representatives respectively.

Note 2: The shareholding ratio is calculated respectively in the name of the shareholders, their spouse, minor children or in the name of others.

Note 3: The shareholders listed aforesaid, including juridical persons and natural persons, shall be disclosed regarding the relationship between them according to Regulations Governing the Preparation of Financial Reports by Securities Issuers.

X. The Total Number of Shares and Total Equity Stake held in any Single Enterprise by the Company, its Directors (including independent directors), Managers and Any Companies Controlled Either Directly or Indirectly by the Company

December 31, 2023 (Unit: shares; %)

Investee	Investment by the Company (A)		Investments by directors, managers and directly or indirectly controlled enterprises (B)		Combined investment (A+B)	
	Shares	%	Shares	%	Shares	%
ChipMOS U.S.A., Inc.	3,550,000	100.00	—	—	3,550,000	100.00
ChipMOS TECHNOLOGIES (BVI) LTD.	2,413,992,975	100.00	—	—	2,413,992,975	100.00
ChipMOS SEMICONDUCTORS (Shanghai) LTD.	—	—	(Note 1)	100.00	(Note 1)	100.00
Unimos Microelectronics (Shanghai) Co., Ltd. (Note 2)	—	—	(Note 1)	46.14	(Note 1)	46.14
JMC ELECTRONICS CO., LTD.	8,300,000	10.00	—	—	8,300,000	10.00
Daypower Energy CO., LTD.	1,000,000	10.00	—	—	1,000,000	10.00

Note 1: Limited company, hence does not issue common stock.

Note 2: On December 21, 2023, the Company's Board of Directors approved its subsidiary ChipMOS TECHNOLOGIES (BVI) LTD. to sell its entire 45.0242% equity interests in Unimos Microelectronics (Shanghai) Co., Ltd. The equity transfer is expected to completed in the first half of 2024.

IV. Capital Overview

I. Capital and Shares

(I) Sources of Capital

1. Process of Capital Formation

Unit: NT$ thousands; thousand shares

Month, Year	Issue Price (NT$)	Authorized Capital		Paid-in Capital		Remarks		
		Shares	Amount	Shares	Amount	Sources of Capital	Capital Increase by Assets Other than Cash	Others
March, 2019	10	970,000	9,700,000	752,835	7,528,347	Cancellation of redeemed restricted employee shares	None	(Note 1)
April, 2019	10	970,000	9,700,000	740,086	7,400,859	Cancellation of treasury shares	None	(Note 2)
August, 2019	10	970,000	9,700,000	727,312	7,273,124	Cancellation of treasury shares and redeemed restricted employee shares	None	(Note 3)
September, 2019	10	970,000	9,700,000	727,240	7,272,401	Cancellation of treasury shares	None	(Note 4)

Note 1 : On March 21, 2019, after the Company cancelled 22,948 redeemed restricted employee shares and reduced its capital by NT$229,480, the paid-in capital was NT$7,528,347,340, approved by the letter issued by the Hsinchu Science Park Bureau, Ministry of Science and Technology (Ref. No. Zhu-Shang-Tzu-1080007952).

Note 2 : On April 3, 2019, the Company cancelled 12,748,847 treasury shares and reduced its capital by NT$127,488,470. After the implementation of capital reduction, Company's paid-in capital was NT$7,400,858,870, approved by the letter issued by the Hsinchu Science Park Bureau, Ministry of Science and Technology (Ref. No. Zhu-Shang-Tzu-1080009251).

Note 3 : On August 15, 2019, after the Company cancelled 12,748,847 treasury shares of capital reduction and 24,671 redeemed restricted employee shares, reduced its capital by NT$127,488,470 and NT$246,710, the paid-in capital was NT$7,273,123,690, approved by the letter issued by the Hsinchu Science Park Bureau, Ministry of Science and Technology (Ref. No. Zhu-Shang-Tzu-1080023455).

Note 4 : On September 23, 2019, the Company cancelled 72,243 treasury shares and reduced its capital by NT$722,430. After the implementation of capital reduction, Company's paid-in capital was NT$7,272,401,260, approved by the letter issued by the Hsinchu Science Park Bureau, Ministry of Science and Technology (Ref. No. Zhu-Shang-Tzu-1080027435).

2. Type of Stock

April 1, 2024 (Unit: shares)

Share Type	Authorized Capital			Remark
	Issued Shares	Un-issued Shares	Total Shares	
Common Shares	727,240,126	242,759,874	970,000,000	

Note: The shares are listed on Taiwan Stock Exchange.

3. Information for Shelf Registration: None.

(II) Status of Shareholders

April 1, 2024 (Unit: persons; shares; %)

Composition of Shareholders / Amount	Government Agencies	Financial Institutions	Other Juridical Persons	Domestic Natural Persons	Foreign Institutions & Natural Persons	Total
Number of shareholders (persons)	—	26	267	62,160	306	62,759
Shareholding (shares)	—	43,225,527	166,782,678	192,030,375	325,201,546	727,240,126
Percentage (%)	—	5.94	22.93	26.41	44.72	100.00

(III) Distribution of Shareholding

1. Common Shares

April 1, 2024 (Unit: persons; shares; %)

Class of Shareholding (shares)	Number of Shareholders (persons)	Shareholding (shares)	Percentage (%)
1 ~ 999	30,188	2,823,863	0.39
1,000 ~ 5,000	26,291	53,554,269	7.36
5,001 ~ 10,000	3,480	27,980,973	3.85
10,001 ~ 15,000	844	10,872,459	1.50
15,001 ~ 20,000	642	12,000,184	1.65
20,001 ~ 30,000	452	11,840,787	1.63
30,001 ~ 40,000	179	6,497,968	0.89
40,001 ~ 50,000	123	5,776,490	0.79
50,001 ~ 100,000	227	16,625,318	2.29
100,001 ~ 200,000	122	17,657,619	2.43
200,001 ~ 400,000	57	16,418,314	2.26
400,001 ~ 600,000	28	13,927,981	1.92
600,001 ~ 800,000	16	11,061,280	1.52
800,001 ~ 1,000,000	17	14,794,153	2.03
Above 1,000,001	93	505,408,468	69.49
Total	62,759	727,240,126	100.00

2. Preferred Shares: None.

(IV) List of Major Shareholders

Names of shareholders with more than 5% ownership interest or top 10 shareholders, and the number of shares held and shareholding percentage represented.

April 1, 2024

Shareholder's Name	Shareholding (shares)	Shareholding Percentage (%)
First Bank in Its Capacity as Master Custodian for Custodial Account of ChipMOS' American Depositary Shares	87,129,434	11.98
Siliconware Precision Industries Co., Ltd.	78,910,390	10.85
Yann Yuan Investment Co., Ltd.	41,200,000	5.67
Chunghwa Post Co., Ltd.	11,600,000	1.60
Hua Nan Commercial Bank, Ltd. as the custodian bank for Yuanta Taiwan Value High Dividend ETF Account	11,236,000	1.55
Norges Bank	10,097,840	1.39
Taiwan Cooperative Bank	9,187,000	1.26
JPMorgan Chase Bank N.A., Taipei Branch in custody for Vanguard Total International Stock Index Fund, a series of Vanguard Star Funds	8,240,348	1.13
MITSUBISHI UFJ MORGAN STANLEY SECURITIES CO.,LTD.-EQUITY TRADING DIVISION (PROPRIETARY TRADING DESK)	8,218,000	1.13
VANGUARD EMERGING MARKETS STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS	7,929,148	1.09

(V) Market Price, Net Worth, Earnings, and Dividends per Share in the Most Recent Year and Up to the Date of Publication of the Annual Report

Unit: NT$; thousand shares

Item	Year	2022	2023	Current Year till March 31, 2024 (Note 6)
Market Price Per Share (Note 1)	Highest	52.20	43.70	51.00
	Lowest	28.40	32.95	41.15
	Average	40.55	38.03	44.87
Net Worth Per Share	Before Distribution	34.12	34.18	—
	After Distribution	31.82	—	—
Earnings Per Share	Weighted Average Shares	727,240	727,240	—
	Earnings Per Share (Equity Holders of the Company)	4.64	2.60	—
Dividends Per Share	Cash Dividends	2.3	(Note 5)	—
	Share Dividend — Earnings Distribution	—	—	—
	Share Dividend — Capital Distribution	—	—	—
	Accumulated Undistributed Dividend	—	—	—
Analysis of Return on Investment	Price/Earnings Ratio (Note 2)	8.74	14.63	—
	Price/Dividend Ratio (Note 3)	17.63	(Note 5)	—
	Cash Dividend Yield Rate (Note 4)	0.0567	(Note 5)	—

Note 1: The source of foregoing information is the website of Taiwan Stock Exchange.
Note 2: Price/Earnings Ratio = Average Market Price / Earnings Per Share

Note 3: Price/Dividend Ratio = Average Market Price / Cash Dividends Per Share

Note 4: Cash Dividend Yield = Cash Dividends Per Share / Annual Average Market Price

Note 5: On February 22, 2024, the Board of Directors adopted the 2023 earnings distribution plan, stipulated that each share is distributed NT$1.8 cash dividend to shareholders. This plan has not yet been ratified by the Shareholders' Meeting

Note 6: As of the date of publication of the annual report, the most recent consolidated financial report dated March 31, 2024 has not yet been approved by the Board of Directors nor reviewed by certified public accountants. Other fields shall be filled with the information of the current year as of the date of publication of the annual report.

(VI) Dividend Policy and Implementation Status

1. Dividend Policy

According to the Company's Articles of Incorporation, upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the Board of Directors sets aside a reserve based on the Company's operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the Shareholders' Meeting. A proposal on the distribution of dividends shall be submitted by the Board of Directors annually to the Shareholders' Meeting, and be based on factors such as past years' profit, the current and future investment environment, the Company's capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders' interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

The distribution of dividends of the Company is determined based on the Company's capital structure, operating conditions, accumulated earnings, various capital reserves, investment plans, and reference to the industry. A proposal on the distribution of dividends shall be submitted by the Board of Directors to the Shareholders' Meeting.

2. Proposed Distribution of Dividend

The Company's net profit after tax of 2023 is NT$1,893,428 thousand. On February 22, 2024, the Board of Directors adopted that; thus, the distribution of NT$1.8 cash dividend per share and NT$1,309,032 thousand in total is proposed. The proposal will be implemented in accordance with relevant regulations after being ratified by the shareholders' meeting on May 30, 2024.

(VII) Impact on Company's Operating Performance and Earnings Per Share due to the Share Dividends Plan Proposed in this Shareholders' Meeting: None.

(VIII) Employee Bonus and Directors (including independent directors)' Remuneration

1. The Scope and Proportion of Compensation to Employees, Directors Stipulated in the Articles of Incorporation

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The Board of Directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the Board of Directors. The Board of Directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees, and remuneration of the directors shall be presented at the shareholders' meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and remuneration of the directors at the rates stated above.

2. The accounting management for the estimation base of estimated amount of compensation to employees and directors, the share calculation base of distributed shares as employees' compensation, and in the event that actual distributed amount are different from estimated figures:

In respect of estimated employees' compensation and directors' remuneration according to the Articles of Incorporation, if the actual distribution amount adopted by the Board of Directors in the next year is different from the estimated figures, it shall be handled in accordance with the management of changes in accounting estimates, the profit and loss shall be adjusted in the year resolved by the Board of Directors.

3. Information of proposed distributable compensation adopted by the Board of Directors
   (1) The amount of compensation to employee and directors distributed in cash or shares: In 2024, the 19th meeting of the 10th Board of Directors resolved to distribute NT$250,181 thousand as compensation to employees and NT$6,255 thousand as compensation to directors. The foregoing has no difference with the estimated amount of the expense recognized for this year.
   (2) The proportion that the amount of employees' compensation distributed by shares is accounted for the sum of the profit margin after tax provided in the current individual or parent company only financial report and the total amount of employees' compensation: The Company did not distribute employees' compensation by shares.

4. The difference between actual distributed compensation to employees and directors (including distributed shares, amount, and price of shares) of the preceding year and recognized compensation to employees and directors, and the amount, reasons, and management regarding such difference: No difference.

(IX) Buyback of Company Shares

1. Buyback of Company shares (executed completely)

April 11, 2024

Batch Order	First	Second	Third
Purpose of buy-back	To maintain company's credits and shareholder's equity	To transfer shares to employees	To transfer shares to employees
Timeframe of buy-back	August 11, 2015 to October 10, 2015	February 5, 2016 to April 4, 2016	May 13, 2016 to July 12, 2016
Price range	NT$21.04 to 41.34	NT$22.4 to 40.0	NT$21.88 to 40
Class, quantity of shares bought-back	20,000,000 common shares	15,000,000 common shares	15,000,000 common shares
Value of shares bought-back	NT$633,737,195	NT$510,819,237	NT$494,191,524
The ratio of the number of shares that were repurchased to the planned number of shares to be repurchased	100	100	100
Quantity of cancelled shares	20,000,000 shares	15,000,000 shares	15,000,000 share
Accumulated number of company shares held	0 share	0 share	0 shares
Percentage of total company shares held (%)	0	0	0

2. Buyback of Company shares (under execution): None.

II. Corporate Bonds: None.

III. Preferred Shares: None.

IV. Global Depository Receipts

March 31, 2024

Item / Date of issuance	November 1, 2016
Date of issuance	November 1, 2016
Place of issuance and transaction	NASDAQ
Total issued amount	Not applicable
Issuance price per unit	Not applicable
Total units issued	21,775,257 units
Source of representing security	Company's common shares
Amount of representing security	435,505,140 shares
Rights and obligations of depositary receipts holders	As the same as common shares
Trustee	None
Depository bank	Citibank
Custodial bank	First Bank
Unredeemed amount	4,356,471 units
Allocation of responsibility for payment of relevant fees incurred during the issue period and duration	Borne by the Company
Material covenants of depository agreement and custodial agreement	None

Market price per unit	2023	Highest	US$27.97
		Lowest	US$20.95
		Average	US$24.19
	Current year till March 31, 2024	Highest	US$32.19
		Lowest	US$26.11
		Average	US$28.69

V. Employee Share Subscription Warrants and New Restricted Employee Shares

(I) Issuance of Employee Share Subscription Warrants: None.

(II) Issuance of New Restricted Employee Shares: None.

VI. Status of New Shares Issuance in Connection with Mergers or Acquisitions

(I) Completed new shares issuance in connection with mergers and acquisitions in the preceding year and up to the date of publication of the annual report

1. The lead securities underwriter's evaluation opinion regarding the new shares issuance in connection with mergers in the most recent quarter: Not applicable.

2. In addition to requirements set forth in the preceding item, the Company shall also disclose the state of implementation of any of the aforementioned matters during the most recent quarter. If the progress or benefits of such implementation were not as good as expected, the Company shall explain specifically how the situation is likely to affect shareholders' equity, and shall put forward a plan for corrective action: Not applicable.

(II) New shares issuance in connection with mergers and acquisitions approved by the Board of Directors in the most recent year and up to the date of publication of the annual report: None.

VII. Implementation of Capital Allocation Plans: None.

V. Business Operations Overview

I. Business Contents

(I) Business Scope

1. Main Business Contents

The main business of the Company is to provide assembly and testing services for various ICs. We also provide turnkey total solution and drop shipment services for our clients.

2. Proportion of Main Products

The consolidated revenue of the Company comes from providing assembly and testing services. Products of assembly and testing can be divided into three segments: memory products, LCD driver ICs and LOGIC/Mix-Single ICs. Based on the process characteristics and the operation administration of profit center, four business groups are set up as the "Assembly Production Group," "Memory & Mixed-signal Testing Production Group," "LCDD Production Group," and "WB Production Group". Such groups all report to "Operation Manufacturing Center." Revenues, cost and gross profit of each group are calculated respectively. Therefore, we classified the products of the Company into four groups and explain the proportion of the main products as follows:

Unit: NT$ thousands; %

Year Main Departments	2021		2022		2023	
	Amount	%	Amount	%	Amount	%
Assembly	7,963,714	29.06	6,705,898	28.52	4,629,430	21.68
Testing	5,899,600	21.53	5,243,997	22.30	4,394,726	20.58
LCDD	8,211,099	29.97	7,288,642	30.99	7,821,640	36.62
Bumping	5,325,622	19.44	4,278,527	18.19	4,510,432	21.12
Total	27,400,035	100.00	23,517,064	100.00	21,356,228	100.00

Note: Consolidated financial statements audited and certified by independent accountants.

3. Current Products (Services) of the Company

The main products of the Company is assembly and testing regarding Multi-Chip Package ("MCP"), thin small outline package ("TSOP"), BGA ("BGA"), DFN/QFN, Chip On Film ("COF"), Chip On Glass ("COG"), Chip On Plastic ("COP"), and wafer bumping ("Bumping") and WLCSP / Flip Chip. Clients' products can be successfully applied to Automotive, information, communications, mobile, wearable, consumer electronics and other related products through the comprehensive IC assembly and testing services provided by the Company.

4. New Products (Services) Development

In the future, in addition to increase of the capacity of the assembly and testing for high-end memory, the Company and its subsidiaries will also enhance and increase the capability and capacity of the assembly and testing for the products in the following areas depending on the market applications and demands:

(1) Develop 2P2M with thick Cu RDL and taller Cu Pillar bump height technology for power management chip product.

(2) Develop 12 inch stand-alone thinner technology for WLCSP.

(3) Develop extremely narrow IC width (<0.42mm) of display driver COF packaging technology services.

(4) Technical services for COF packaging and applying for non-display product.

(5) DDR5 DRAM assembly technology development.

(6) Thermal enhanced Flip-chip BGA with Heat sink assembly technology development.

(II) Industry Overview

1. Current Status and Development of the Industry

2022 revenue of Taiwan IC assembly and testing industry is NT$685 billion and the annual growth rate shrank 7.3%. Mainly due to the increased demand for advanced packaging from mobile communication electronic products, the penetration rate of high-end and advanced packaging technologies such as WLCSP (Fan-in and Fan-out) driven by high I/Os and high integration continued to rise. Coupled with the increase in memory prices, the market for the quality and quantity of IC packaging and testing products simultaneously improve. It is estimated that the production value of Taiwan IC assembly and testing industry in 2023 is NT$583 billion, which shows a decrease of 14.9% as compared to 2022.

Production Value of Taiwan's Semiconductor Industry in Details

Unit: NT$0.1 billion; %

Items	2021	2022			2023		
	Amount	Amount	Proportion (%)	Annual Growth Rate (%)	Amount	Proportion (%)	Annual Growth Rate (%)
IC Design	12,147	12,320	25.47	1.4	10,735	24.98	-12.9
IC Manufacturing	22,289	29,203	60.37	31.0	26,410	61.45	-9.6
Wafer Foundry	19,410	26,847	55.50	38.3	24,656	57.37	-8.2
Memory and IDM	2,879	2,356	4.87	-18.2	1,754	4.08	-25.6
IC Assembly and Testing	6,384	6,847	14.16	7.3	5,830	13.57	-14.9
Production Value of IC Industry	40,820	48,370	100.00	18.5	42,975	100.00	-11.2

Source: IEK of Industrial Technology Research Institute (2023/11).

2. Relevance Between the Upstream, Midstream, and Downstream of the Industry

Due to the trend and evaluation invoked by the overall vertical integration regarding the division of labor within the semiconductor industry, semiconductor industry in Taiwan can be divided into the upstream, IC design houses, the midstream, IC manufacturing and foundry, and the downstream, IC assembly and testing houses. In recent years, Taiwan’s IC industry keeps flourishing and the disintegration therein is becoming more specialized. Each link in the supply chain engaged by various entities, which causes the vertical disintegration, becomes clear and further specialized. Therefore, the structure of the upstream, midstream and downstream of Taiwan’s IC industry is more complete than before. The relevance of upstream, midstream and downstream of the industry in which the Company is engaged as shown in below. The main business of the Company is providing IC back-end services for memory IC, LCD driver IC, and logic/mixed-signal IC, which belong to the downstream of the semiconductor industry.

我國半導體產業結構圖


設備儀器
資金人力資源
CAD
CAE
材料
邏輯設計
光罩設計
晶粒測試及切割
封裝
成品測試
設計
光罩
製造
封裝
測試
晶圓
化學品
基板
導線架
長晶
晶圓切割
服務支援
貨運
海關
科學園區

Source: MIC; IEK of Industrial Technology Research Institute (2013/04)

3. Trend of Development and Competition Regarding Products

(1) Trend of Development

A. IC Assembly and Testing Industry

a. 3D IC will become a must of advanced assembly in the future.

Based on the low power consumption, high performance, multi-function integration, and package minimization of industry trend, the multi-chips assembly technologies which can integrate each IC, such as System on Chip (“SoC”), System in Package (“SiP”) and 3D IC, are the trend of advanced assembly capability development. 3D IC has advantages such as shortening interconnection

and scaling down the size of the chips. Therefore, 3D IC has risen as the mainstream technology in recent years. Meanwhile, the type of assembly also shows a development toward TSV. Such type of assembly differs from the traditional wire bonding. It etches holes on each wafer and fills in conductive materials to provide connecting function and therefore all the chips will be combined together. This method reduced the length of metal wires and connection resistance, and further trimmed down the area of the chips. In respect of the needs of digital electronic products in light and short sizes, high efficiency and integration, highly system integration and wireless becomes unavoidable trends and 3D IC's new structure can meet such development trend of the market. For example, AI HBM, smartphones have high requirements for IC's function and bandwidth. Aims as increasing the bandwidth and reducing the volume of elements can be achieved through 3D IC. Compared with 3D IC, other assembly technologies, such as SoC, SiP and TSV, have their own advantages and disadvantages respectively. SoC technology has better performance in the costs of energy savings and low capacity products, and is mainly used in products with large quantity and long life cycle. SiP has advantages in heterogeneous integration, speed of production, reuse of design resources and time of research and development, which is most applicable to products for immediate marketing and those with high level heterogeneous integration. TSV has better performance in efficiency and cost of high capacity products, and is currently applied to memories, image sensors and MEMS fields. 3D IC has advantages in small size, high efficiency and easier high level heterogeneous integration in application, and thus becomes the main technology developing by the semiconductor assembling industry at the current stage.

b. The ratio of AI HBM (High Bandwidth Memory), smart handheld device and automotive electronics in the semiconductor application market keeps increasing.

Based on the integration of logic IC and mobile DRAM, AI HBM, smart handheld device and automotive electronics becomes the largest application market. Along with the expanding trend of smart handheld devices and electric vehicles all over the world, smartphone and tablet computer markets shows a trend of huge growth and becomes significant growth force of the world's semiconductor market. Further, competitive power of IC design houses regarding elements such as AI HBM, CPU, GPU, baseband and networking chips in the smart handheld device market also brings growth in wafer foundry and IC assembly and testing market. In addition, increase in sales of AI HBM, smart handheld device and automotive electronics also accelerated the development of semiconductor elements toward high efficiency and integration, and low power consuming. By seizing the turning point of the rise of AI HBM, smart handheld

device and automotive electronics, there will also be a chance for growth in revenue.

c. Assembly and testing industry will show a trend of "The Big Ones Get Bigger."

Although electronic terminal device shows a trend of light and short sizes, its price keeps going down and thus indirectly depresses the prices and profit of the assembly and testing industry which depends more on the raw material costs. Entities lack of sufficient economic scale will face severe cost control in the future. Further, along with the trend that major semiconductor companies engaged in manufacture procedure in a higher level, the assembly method adopted therein will become more difficult, and the capital expenditure will also become larger and larger. Therefore, if assembly and testing services vendor with smaller scale fails to secure its niche market, its competitive power will continually be weaken under "the big ones get bigger" trend of the industry.

B. Storage Device Industry

NAND Flash is becoming the mainstream of the world's memory market. Decrease and increase can be found in the sales volume of DRAM and NAND Flash respectively in recent years. It reflects the popularization of smartphones and tablet computers. Cloud computing also brings different effects to the two major memory products. Vendors who will implement the built-in NAND Flash and mobile device processing units directly to smartphones in the future also successively provide solutions supporting application of embedded memory (eMMC / eMCP). It is well-established that the built-in NAND Flash will become the majority of smartphone storage in the future. The successful rise of Ultrabook also accelerated the implementation of solid state disk in the PC industry. Further, demand of data center servers for NAND Flash will keep increasing. Therefore, NAND Flash has exceeded DRAM and become the most major memory product of the world.

C. Flat Panel Display End-Use Industry
a. Development of devices toward ultra high resolution panel.

Apple and Samsung continually released smartphones and tablet computers with high resolution which earned good reputation in the market. Vendors of other brands are also catching up with the trend. Therefore, high resolution panel is becoming the specification necessary for high-end products. After smartphones, tablet computers, notebooks, Ultrabooks and even LCD TVs are speeding up their pace regarding the implementation of high resolution panels. Further, after Apple released New iPhone and MacBook Pro which adopted fingerprint recognition modules, other brands such as Samsung, Asus, Acer and Dell are also speeding up their pace to implement fingerprint recognition modules in their cell phones, tablet computers, notebooks and slim notebook products. Based on the slow sales in

LCD television market, Japanese and Taiwanese panel manufacturers are now engaged in development and massive production of 4K×2K LCD panels and will further implement products such as high-end LCD monitoring camera and LCD TV.

b. AMOLED is considered as the advanced display technology of next generation.

AMOLED has self-luminous characteristic. Its response time is short and may have high contrast efficacy. Therefore, AMOLED can show splendid colors while effectively reduce electronic consumption. Further, products' thickness may be reduced significantly because such products can be lit up without the assistance of backlight. Also, AMOLED has bendable characteristic because it can be processed on soft substrates. The proportion of cell phone vendors in Mainland China adopting AMOLED are increasing. Apple is also negotiating with panel vendors regarding the distribution of OLED panels of iPhones and it is expected that this may lead the movement of more cell phone vendors to catch up such trend. Market share of AMOLED is expected to rise year by year.

(2) Competition Status.

A. Driver IC Back-End Services is an Oligopolistic Market and 12-inch Gold Bumping and Testing Machinery Equipment are Significant Points of Expansion:

After integrations conducted in Taiwan's LCD driver IC assembly and testing industry, small vendors are merged into other vendors. After integrations of relevant back-end services vendors (for example, Fupo, USTC, Megic, Chipbond, UOT, ISTC, ChipMOS, AMCT, Aptos and SPIL), Chipbond and ChipMOS are the only main vendors left and therefore cause the LCD driver IC back-end services to become an oligopolistic market. Capacity of the two top vendors in Taiwan, i.e., Chipbond and ChipMOS, far exceeds other competitors. They are also able to offer turnkey services and thus the order of the industry may be maintained. Currently, capacity utilization rate of each vendor in peak seasons regarding the 8-inch Gold Bumping is merely 70%. In the future, the rest of the capacity will be used in assembly and testing for power management IC, MEMS, WLSCP and other application products. Along with the rapid growing demand for smart handheld device, design for small size driver IC is becoming more complicated due to the increase of the resolution of Mobile Device panels. Testing period also becomes longer. Therefore, expansion of each vendor in 2018 & 2019 had been focused on the capacity of 12-inch Gold Bumping and testing machinery equipment.

Because China and US trade war and "CHIPS and Science Act 2022" impact, push China speed up fab and OSAT capacity building and get more support to use lower price to compete, this makes more customer move to China gain more profit,

the Company keep focus on high-end, industrial application and automotive area, use our quality and management advantage to avoid low-price competition.

B. DRAM Industry of the World Has Been "Carved Into Three Pieces" by Samsung, Micron and SK Hynix:

Since Micron owns memory assembly and testing facilities, orders placed by Micron are mainly for assembly of DRAM and NAND Flash while the testing are mostly performed in-house. The main vendors engaged by Micron in Taiwan regarding DRAM/NAND back-end services are PTI, ChipMOS, ASE and Walton. It is highly possible that Micron will take lead in the manufacturing process technologies of the next generation. Micron's testing platform is solely developed by itself and thus differs from most of the testing houses. If testing houses intend to continually obtain Micron's orders, they will need to increase their capital expenditures to purchase new testing platforms. The Company has been working a long time on raising production efficiency and reducing manufacturing cycle time and raw material costs to enhance price competitive power. Further, the Company has established a long-term and close cooperation relationship with Micron than other competitors and the parties will jointly develop next-generation products. Investment regarding new products and new manufacturing procedure in the future will be made in a timely manner to raise the competitive ability of the Company.

(III) Status of Technologies and Research and Development

1. Technology Level, Research and Development of Operating Business.

(1) Technology level of operating business

The Company and its subsidiaries has committed to assembly and testing business for over 30 years which originated from MOSEL's back-end factory from 1986. 26 years has passed since ChipMOS' official independence from MOSEL on 1997. ChipMOS is now one of the top ten assembly and testing OSAT in the world.

Although assembly and testing services produce no inherent products, the scope of such services includes military industry to daily consumer products. On the other hand, assembly and testing services focus on the back-end of the overall semiconductor supply chain. Any disorder of any link of such supply chain may affect the Time to Market. Further, assembly and testing services are no longer being considered as a traditional industry with low entry-barriers. Instead, such services are now facing process miniature and irregular and rapid ups and downs within the industry. In respect of the rise of new generation portable consumer electronics, such as 5G, AI, EV, and cloud computing new application, vendors shall always be ready to provide their clients with the best integration solution to establish win-win cooperation relationship.

In order to continually have a foothold in the assembly and testing industry, the Company has committed to product research and development for decades. Research and development regarding assembly and testing generally refers to technical basis, including the characteristics of materials and machines, which are the core business of the Company, and the characteristics of electronics, which are becoming much more focused. In general, the cores of researches are combinations of the foregoing three main fields and other compositions. Relevant explanations are provided as follows:

A. Materials

The main mission of the package body is to protect ICs from the effects of external stress and environmental pollutants, and further ensure the stability of any internal heterojunction under long-term use. Therefore, the choices and applications of materials are extremely important. Materials placed in a package body shall have a most optimized combination. The best package body shall maintain certain characteristics after severe burn-in test (adopting JEDEC standards) and then shall it be confirmed as the most optimized combination of materials. In addition, how to select assembly materials at a low costs to meet clients' needs of reducing costs of products has always been the key point of ChipMOS' research and development.

B. Machine Characteristics

To protect internal IC chips from losing efficacy due to external stress, it is important that the surface of the products shall be firm enough and the internal stress shall be as little as possible. Especially the curve caused by periodical and instantaneous thermal stress that occurs in the application of miniature product will bring permanent damages to interface contacts. This will further cause the units to lose efficacy. Therefore, machine characteristics require prior simulation and post measurement. The characteristics and error range of such structure can be learned by conducting analysis in all aspects.

C. Electronic Characteristics

Another mission of the package body is to distribute the signals from IC chips to PCBs. This can be achieved through the design of the substrate. However, consumer electronics are changing rapidly and the trend of high-speed and high-frequency/ microwave radio frequency has been established. Therefore, electronic characteristics require prior simulation and post measurement by a different method in order to meet various needs of the clients.

Based on the foregoing three basic researches, in respect of products of various clients, the aim of improving package shall be achieved by selecting various characteristics. Improvement of the main package of each generation solely depends on advanced research and development. Current mainstream of assembly

technologies and ChipMOS' unique abilities can be realized step by step through the following research and development plans.

(2) Research and Development

<u>Research and Development Plans Regarding Assembly and Testing Technology in 2023.</u>

A. New Cu pillar structure of tall bump height 100um development.

B. Develop new structure of 2P2M Cu Pillar process.

C. Research and development of high-density (>4000 Chs) multilayer COF bonding packaging technology services.

D. Technical services for next-generation Micro LED driver IC packaging process in high-resolution panels.

E. High density FC assembly for high-speed chip of Server.

F. High thermal conductivity compound application for UFS thermal enhancement.

<u>Research and Development Plans Regarding Assembly and Testing Technology in 2024.</u>

A. Develop 2P2M with thick Cu RDL and taller Cu Pillar bump height technology for power management chip product.

B. Develop 12 inch stand-alone thinner technology for WLCSP.

C. Develop extremely narrow IC width (<0.42mm) of display driver COF packaging technology services.

D. Technical services for COF packaging and applying for non-display product.

E. DDR5 DRAM assembly technology development.

F. Thermal enhanced Flip-chip BGA with Heat sink assembly technology development.

2. Invested Research and Development Expenses of the Most Recent Year and till the Date of the Publication of the Annual Report.

Unit: NT$ thousands

Item \ Year	2023	Current year till March 31, 2024
A. Research and Development Expenses	1,093,513	—
B. Revenue	21,356,228	—
A/B	5.12%	—

Note: As of the publication date of the annual report, the most recent consolidated financial statements dated March 31, 2024 has not yet been approved by the Board of Directors nor reviewed by certified public accountants.

3. Successfully Developed Technologies or Products during Recent Years

Year	Results of Research and Development	Explanation of Contents
2023	New Cu pillar structure of tall bump height 100um development.	1. To fulfill diversified Cu pillar portfolio of micro bump 40-60um, conventional bump 60-75um, tall bump 75-100um.
	Develop new structure of 2P2M Cu Pillar process.	1. To add 2P2M Cu pillar structure into available mass production list. 2. Provide an alternative solution if RDL needed for complicated for I/O redistribution design and qualification for the new structure.
	Research and development of high-density (>4000 Chs) multilayer COF bonding packaging technology services.	1. To develop ILB 16um pitch (Line/Space=7/9 um). 2. For double layer or above COF tape. 3. For TDDI, OLED high end product application business.
	Technical services for next-generation Micro LED driver IC packaging process in high-resolution panels.	1. To develop new generation assembly technology to meet new display Micro LED spec. 2. For high resolution (4K & 8K) and high refresh rate (90, 120, 240 Hz) high end display application.
	High density FC assembly for high-speed chip of Server.	1. Introduction of high-density flip-chip (FC) package (8 FC+8 passive components) technology. 2. For high-speed server application readiness.
	High thermal conductivity compound application for UFS thermal enhancement.	1. Improve the thermal conductivity from1.0W/m.k to 3.0W/m.k. 2. To matching the resin material and package structure. 3. For high speed flash (UFS device) evaluation.
2024	Develop 2P2M with thick Cu RDL and taller Cu Pillar bump height technology for power management chip product.	1. Provide 2P2M with thick Cu RDL and 100um pillar height. 2. For power management application.
	Develop 12 inch stand-alone thinner technology for WLCSP.	1. Provide 12 inch stand-alone thinning technology to enhance and extends the process capability. 2. For thinning WLCSP application.
	Develop extremely narrow IC width (<0.42mm) of display driver COF packaging technology services.	1. Narrow IC width (<0.42mm) COF mass production technology. 2. Apply business to reduce COF assembly costs.

Year	Results of Research and Development	Explanation of Contents
	Technical services for COF packaging process and applying for non-display product.	1. Develop extremely narrow length/width (both≦ 1mm) assembly for non-driver packaging technology. 2. Study high chip bending strength (>350Mpa) for non-driver product applications.
	DDR5 DRAM assembly technology development.	1. For high-speed DRAM application, to develop assembly technology to meet product SPEC requirement.
	Thermal enhanced Flip-chip BGA with Heat sink assembly technology development..	1. For high-performance computing application with thermal enhancement. 2. To develop new assembly technology for Flip-chip BGA process.

(IV) Long-term and Short-term Business Development Plans.

The Company and its subsidiaries have taken the initiative in approaching clients and the market for many years. Along with the growth of clients and the market, the Company and its subsidiaries have successfully established the basis of product qualities and company images and gradually gained a foothold in the market. In respect of the trend of industry developments and competitions in domestic and foreign market, it is expected that the condition of the Company can be adjusted according to the long-term and short-term development plans in order to improve its overall competitive power.

1. Short-term Business Development Plans
   (1) The Services Provider of Entire Back-End Processes within the Semiconductor Market.
      A. Provide services regarding the entire manufacturing process of core technology products.
      B. Focus on the capacity of the semiconductor assembly and testing market, and the products and technologies jointly researched and developed with clients which a win-win situation is expected.
      C. Continue to maintain good relationships with existing clients and further obtain new clients.
      D. Based on customer demand to expand capacity of logic/mixed-signal IC, AMOLED, and automotive driver ICs products. MEMS products shall be also set as the targets of further expansion.

   (2) Major Vendors' Acceleration of Outsourcing and Organization Integration Caused Increase in ChipMOS' Business of Technical Services.

A. Major IDMs (Integrated Device Manufacturer) continually and rapidly increase their business outsourcing related to semiconductor back-end assembly and testing services in order to correspond to the quickly shortened life cycle of products and raw material price fluctuation.

B. Based on historical data of OSATs, IDMs, wafer foundries and design houses will continue to release capacities.

C. So far China keep support semiconductor area to make sure "2025 made in China", this will make those fab and OSAT use lower price to gain the exist order, ChipMOS need focus on our own quality and high-end technology to make difference.

(3) Business Strategic of Establishing Long-term Partnership with Clients.

A. Maintain a high-level profit margin.

    a. Adopt efficient management and diversification business strategy, and further increase equipment's capacity utilization.

    b. Under horizontal competition in the industry with fewer competitors, better sale price and gross profit may be maintained.

    c. Increase the profit margin by using the funds efficiently and adjusting the product portfolio.

B. Enhance relationship with leading vendors and companies engaged in semiconductor industry within Company's core business scope. Further, based on the technical blue prints of the Company, to cooperate with clients closely, keep devoting to innovation and research, and further expand capacity.

2. Long-term Business Development Plans

(1) Focus on High-Growth End-Use Market.

A. Focus on special end-use market.

B. Develop high-growth product application market by implementing advanced technical service of entire back-end processes.

C. Focus on the research, development and innovation of core technologies to assist clients lowering their operating costs.

(2) Focus on the Capacity Expansion, Development and Establishment of Advanced Technologies; Establish Sufficient Capacity and Expand the Market Share of High-Growth Products.

A. Develop 12-inch wafer Fine Pitch Bonding technologies which shall be applied to LCD display driver IC products.

B. Establish implementation of Flip Chip technologies regarding assembly of memory and logic/mixed-signal products.

C. Apply WLCSP and RDL technologies to electronic compasses, magnetometers and other memory products.

D. Continue developing advanced assembly technologies for high-profit assembly products, such as Stacked-Die package, Multi-Chip package and SiP.

(3) Taking Initiative in Establishing Global Self-Owned Intellectual Properties Database to Achieve the Aim of Protecting Specialized Technologies.

Use positive and innovative research and development power to cooperate with clients' technology development and new products development and further establish platform for patent development. Raise the value of non-core technologies by transferring and selling patent rights.

II. Market, Production, and Sales Overview

(I) Market Analysis

1. The Sales Territory of Main Products (Services)

Unit: NT$ thousands; %

Territory	Year	2022		2023	
		Amount	Ratio (%)	Amount	Ratio (%)
Domestic Sales		18,671,142	79.39	17,287,574	80.95
Export Sales	Asia	4,403,217	18.72	3,624,809	16.97
	America	317,236	1.35	374,359	1.75
	Others	125,469	0.54	69,486	0.33
	Subtotal	4,845,922	20.61	4,068,654	19.05
Total		23,517,064	100.00	21,356,228	100.00

2. Market Share

The Company is professional IC assembly and testing companies, mainly providing assembly and testing services of memory IC, LCD driver IC and logic/mixed-signal products for IC design houses, integrated devices manufacturers (IDM) and IC Fabs. The aforementioned products are primarily applied in computers, storage devices for consumer electronics, and terminal application products for displays. According to statistics of IEK of Industrial Technology Research Institute, the production value of Taiwan IC assembly and testing industry in 2023 is NT$583 billion, while the consolidated revenue of Company in 2023 is about NT$21.4 billion, accounting for about 3.7% of Taiwan's production value. The Company has many years of experience in assembly and testing and professional R&D technical capabilities to provide adequate capacity scale and full service of back-end processes to meet different needs of clients. In recent years, the Company has a very good performance in terms of business scale, reflecting that the Company' products and technology have obtained a high degree of client recognition, and have already occupied a considerably competitive position in the industry.

3. Competitive Advantages

(1) Industry-Experienced Management and Technology R&D team

Since the establishment of the Company in 1997, the Company has continued to invest in the research and development of advanced technologies relating to the field of assembly. The major R&D personnel and the management team have more than 10 years of working experience in the semiconductor industry, accumulating rich experience relevant to assembly and testing, while equipped with a clear perception of the industry trends, and a comprehensive grasp of the market demand. As a result, the Company is able to meet clients' demand, timely developing key technologies contributing to win more clients' orders.

(2) Equipped with Advanced Process Technology

The competitions between domestic and foreign vendors in the IC assembly and testing industry are fierce. Each vendor would develop innovative process technology to reduce costs and lower prices to enter the market. As a result, price competition is a major factor determining competitiveness in the IC assembly and testing industry, and process technology is also an important indicator for competitiveness. The Company has advanced assembly technology, continuing to improve the technologies in the manufacturing process, and improve production efficiency, thus helping clients reduce operating costs. In addition, the Company is actively pursuing innovation and R&D, working with clients to develop new process technology and new products, while establishing a platform of patent development. So far the Company has acquired 565 patents at home and abroad, and was named Astrum Award Winner by MDB Capital Group, a US intellectual property (IP) investment bank, in 2011, revealing that the advanced process technology possessed by the Company has become one of the important competitive advantages.

(3) Production Has Reached Economies of Scale and the Capacity Continues to Expand

The mass production of IC assembly and testing vendors can reduce the unit costs of R&D, equipment procurement, and operation costs. Since the establishment of the Company in 1997, the Company has focused on the R&D of technologies and productions relating to the field of assembly and testing. So far the Company has built up sufficient manpower and machinery equipment, and production capacity has reached the economies of scale. In addition, the engineers and production line workers are skilled in the manufacturing process and operation techniques, while the Company is able to effectively manage the machinery equipment and adopt the strategy of diversification, significantly increasing the production efficiency and relatively reduced the unit cost. In order to increase the Company's market competitiveness, the Company will closely observe the market and clients' needs in the future, continuously

expanding production capacity in response to the clients' demand for diversification and reducing unit costs.

(4) IC Assembly and Testing Turnkey Services

The Company provides clients with turnkey services including assembly and testing of memory IC, LCD driver IC, logic/mixed-signal IC, wafer bumping manufacturing and other products in order to meet the clients' demands of one purchase to solve all needs, and shorten the delivery time while saving transportation costs, indirectly saving clients' operating costs, strengthening each other's competitiveness to jointly create a win-win situation.

(5) Establishing Close and Long-term Partnership with Clients

The Company provides clients with a complete package of services including the entire manufacturing process of core technology products. In the aspects of assembly and testing technology, product quality and delivery service, our services can fully meet the needs of clients and work with our clients to develop new products and new process technology. Therefore, the Company has received accreditations and recognitions from a number of domestic and foreign well-known IC manufacturers. Furthermore, given the concerns of confidentiality of technology, quality and long-term tacit understandings, unless significant deficiencies occur to the products, the IC manufacturers would not easily replace the supplier. This fact demonstrates that the Company has established close and long-term partnership with clients. In addition, except continuing to maintain good relationships with existing clients and continuing or extending existing OEM contracts or capacity reservation contracts, the Company would use our advanced process technology as a basis in the future to focus on the development of new clients of logic/mixed-signal and consumer IC products. This practice would benefit the Company' future operation developments.

(6) Solid Financial Structure

"The big ones get bigger" is one of the future development trends of assembly and testing industry. The Company has sufficient cash flow and solid asset-liability structure to ensure that the Company would continue to invest and develop steadily. This is our key to maintain the stability of operations during the recession of the IC industry. Therefore, the stability of the financial structure of the Company is an important basis to long-term cooperation and mutual development with clients, and it is also one of the competitive advantages of the Company.

(7) Equipped with a Complete Product Development Blueprint and the Power to Pursue Diversified Developments

The Company has an experienced R&D technical team. In addition to continuing to strengthen and improve the IC assembly and testing technology and quality, the Company is also actively developing state-of-the-art technology and services in response to the needs of the future IC mainstream market (including high profit assembly products and technologies currently under development such as the 12-inch wafer Fine Pitch technology and Flip Chip, or ones that are applied to WLCSP and RDL technologies, Stacked-Die Package, Multi-Chip, and SiP). With our own capabilities of technology integration and development, the Company relies on a wide range of assembly and testing technologies to provide a complete portfolio of product technologies in accordance with market and client demands. The practice not only reduces the impact of the IC industry recession, but also provides clients with more diversified and differentiated assembly and testing services to increase the Company's competitive advantage.

4. Advantages and Disadvantages of Development Prospects and Countermeasures

(1) Advantages

A. The Market is Capital and Technology-Intensive, and the Barriers to Entry are Comparatively High

The semiconductor industry is a capital and technology-intensive industry. Capital expenditures in the industry are becoming more costly because the machinery equipment required for semiconductor testing is expensive, the orders for IDM OEMs are increasing and the product technologies change rapidly. In addition, as semiconductor assembly is technology-intensive, its process technology and production defect-free rate determines the level of production costs, and it is difficult to train and recruit R&D personnel while assembly and testing products would only acquire orders after the certification of clients. These factors result in a higher threshold for new competitors. The Company has an excellent technical R&D team. We devoted ourselves to the industry for many years, resulting in our rich experience in practice. Moreover, the Company fully grasps the trends and needs in the semiconductor assembly industry, and we have already reached economies of scale, while our process technology also obtained the trust and quality certifications of international industry giants. All of these successes indicate that the Company is competitive in the market.

B. The Domestic Semiconductor Industry Has a Complete Model of Vertical Disintegration

The vertical disintegration system of Taiwan's semiconductor industry has developed for many years, and is equipped with advantages such as the integrity of upstream and downstream industry chain, work specialization with high supportiveness, significant industry cluster effect, and the comprehensiveness of surrounding support industry. In addition, the wafer foundries and assembly and testing houses of Taiwan possess professionalized manufacturing capacity along with flexible production scheduling, world-class service quality and rapid adaptability, and already reached economies of scale. The capacity of Taiwan's semiconductor industry is not only in line with industry trends and demand, but also is capable of providing high-quality and internationally competitive products.   This would be a great advantage for our development in the future.

C. The Industry and End-Use Market of Our Products Will Continue to Grow in the Future

Due to the strong growth in shipments of smartphones, tablet computers, Ultrabook, mobile communication, automotive electronics, AI and others led to the increase of relevant chips' assembly and testing orders; the continuing trend of IDM OEM outsourcing; the fact that the amount of copper wire will still has a lot room for growth as the orders of fables vendors in the United States and IDMs in Japan will keep increasing; and along with the improvement of the penetration rate of 1x nano-process technology, the demand for advanced assembly and wire bonding would elevate simultaneously. This is conducive to the increase of the added value of the industry, and the promotion of the development of industry value upgrading. In addition, from the perspective of the storage device industry, strong demand for smartphones, tablet computers and other consumer electronics products is expected to stimulate the growth of DRAM and NAND Flash; from the perspective of displays' end-use industry, although the demand for LCD monitor and personal computer continues to decline, but as the demand for LCD TV continues to increase, the annual growth rate of the production value of the global large-size panel industry will rise slightly to 3.2%, while the production value reaches US$101.3 billion. As for the small size panels, as the demand for smartphones and tablet computers remained flat. To sum up, the growth of the Company is expected to continue sustainably since the industry and the end-use market will continue to grow in the future.

D. The Trend of International IDM Industry Giants' Acceleration of Outsourcing is Conducive to Assembly and Testing Market

In 2009, as the financial crisis inflicted a serious defeat on the global economy and both the domestic and international IT industry, international IDMs became more cautious in inventory control. They no longer invest in the expansion of capacities and start to reduce capital expenditure while conservatively expanding the capacity of back-end IC assembly and testing. In the meantime, IDMs have begun to engage in operation modes revision (i.e. Fabless or Fab-Lite) and structural reorganization. They concentrate on market development and R&D, improving operational efficiency, while they strive to reduce the risk of self-built Fabs. and focus on pooling of resources and production costs reduction, resulting in the continuing of IDMs' increasing of the proportion of outsourcing. In addition, as the IC production process continues to refine, the trend of semiconductor assembly types moving towards high-end IC assembly and testing technology emerges. Under such circumstances, IDMs are highly dependent on the professional assembly and testing houses dedicated to continuous R&D of new technologies in order to master high-end assembly technologies required for the new types of IC products. As a result, the business opportunities of domestic IC assembly and testing houses to gain outsourcing orders from international IDMs will continue to increase.

The Company has industry-experienced R&D technology teams and advanced process technology (for instance, assembly and testing technologies including COF, COG, COP, WLCSP and MEMS, etc.), and is able to meet clients' needs for timely development of key technologies, while continuously improving process technologies in manufacturing processes and enhancing production efficiency. All of these advantages would help clients reduce operating costs. In addition, the Company has reached economies of scale, and is able to continuously expand production capacity in accordance with the market and clients' demand. The Company has sufficient capacity to meet major IDMs' diversified demands and reduce unit costs, thereby increasing the price competitive advantage, contributing to the winning of IDM OEM orders.

(2) Disadvantages

A. Capital expenditure gradually increases

The Company provides assembly and testing services, and all of our testing machinery equipment is costly. As IDM's OEM orders are increasing, assembly and testing vendors began to vigorously invest in the procurement of machinery and equipment. In addition, in response to the rapid changes in assembly and testing technologies, major semiconductor vendors have gradually entered a more advanced level of process, while the difficulty of relevant assembly technologies also simultaneously increases. As a result, the required capital expenditure is

becoming more enormous, and therefore the increase in capital expenditure would elevate investment risks of the Company.

Countermeasures:

The Company has established a R&D center to research and develop assembly and testing technology with clients and seize the market demand at any time in order to understand new assembly and testing technology trends in the future, ensuring that the Company could introduce the products and technologies to meet market and clients' demands at an appropriate and right moment. In addition, the Company has carefully evaluated the investment plans and the management plans of personnel, machinery equipment, funds and technology, adjusting the equipment portfolio in accordance with market demands in a timely manner so as to use the minimal equipment and investment portfolio to respond to diversified client demands, reduce assembly and testing technology-related investment amount and risks, and pursue the efficient use of free cash flow while maximizing our management effectiveness.

B. The assembly and testing technologies change rapidly and the Company has less dominance in the development of technologies

With the rapid expansion of the application of end applications, memory applications and product categories are becoming more diverse. Moreover, because the market are becoming more demanding of product functionality, performance, cost and design along with the fierce horizontal competition in the industry, semiconductor and testing technology changes rapidly; in addition, as the designers and users are the players having dominance in the field of new assembly and testing technologies, it is difficult for us to immediately grasp the market acceptance of new technologies.

Countermeasures:

The Company provides a complete package of services for the entire semiconductor back-end process, and our assembly and testing products are required to be jointly certified by the IC manufacturer and the IC assembly and testing vendors. Given the necessity of product technical confidentiality and quality stability, IC manufacturers would select an appropriate IC back-end assembly and testing vendor to engage in a close and long-term cooperation. Once the cooperation relationship of supply and demand is confirmed, it is not easy to alter the relationship. In addition, the Company and clients jointly develop new products and technologies to ensure that we can introduce the products and technologies to meet market and clients' demands at an appropriate and right moment. Furthermore, the company is committed to the R&D and innovation of core technologies. In

addition to continuing to maintain good relations with existing clients, we also continue to develop assembly and testing technologies for other products such as logic/mixed-signal and consumer IC products in order to win potential new clients, dispersing the risks of our product portfolios.

C. The shortening of IC product life cycle results in significant fluctuations in the industry's state of economy

The Company provides memory IC, LCD driver IC and logic/mixed-signal products assembly and testing services for IC design houses, IDM and IC Fabs. Because IC assembly and testing is the back-end process of IC, the demand of our services comes from the IC industry. Therefore the prosperity or recession of the IC industry is closely related to the development of IC assembly and testing industry.

Countermeasures:

The Company has advanced technology services for the entire semiconductor back-end process, and we actively develop markets for high-growth end products. In addition to continuously improve the assembly and testing technology and quality for memory IC products and display driver IC products and shorten the delivery period, adjusting the product portfolio at any time in response to market demands, the Company's new process products such as Wafer Level CSP and MEMS have obtained clients' verifications. We have also actively established the application of flip chip technology in logic / mixed-signal products. Therefore, the Company could reduce the risk of business cycle by providing clients with more diversified assembly and testing services through our diversified product line. Furthermore, the Company already established long-term and stable partnerships with existing clients, while we actively develop new clients for logic/mixed-signal products, resulting in a full and stable application of our production capacity. The Company has been elastically responding to the substantial amount of orders during the IC industry boom and the reduction in orders in the industry' downturn by carefully assessing the impact of investment plans and management plans for personnel, machinery equipment, capital and technology. In addition, the Company maintains a solid financial structure and this advantage also reduces the adverse impacts on the Company's operating stability when the IC industry is experiencing a downturn.

D. The difficulty in the training, recruitment and retention of professional IC assembly and testing personnel

Because R&D team is very important to IC assembly and testing, obtaining R&D personnel with rich experience and good quality is the key to success for IC assembly and testing companies. With the rapid development of IC industry in

recent years, the demand for professional R&D personnel keeps growing. However, it is difficult to train and recruit professional R&D personnel. Therefore, the Company will also have to face the unfavorable factor of the shortage of professional R&D personnel.

Countermeasures:

In addition to establishing various internal and external educations and training systems to enhance the professional skills of the staff, the Company also provides employee with benefits and distribute employee restricted shares, enabling employees to share our business results, cultivating employee's coherence to the Company. At present, the Company is also listed on the stock market, so that our stocks would have more liquidity, enabling the Company to retain the existing professional R&D talents, and become more attractive to professional R&D personnel during recruitment.

E. The rising of raw material costs

The main key raw materials of the Company during the assembly and testing process are materials such as lead frame, substrate, gold wire, IC carrier board, and resin, claiming about 30% of the materials. As a result, the rising of raw material prices would definitely bring impacts to the IC assembly and testing industry. The Company would have to face an even greater challenge regarding the control of raw materials costs and inventory.

Countermeasures:

In addition to fully grasping the relevant information on changes in the raw materials, and keeping an eye on the changes in the industry trend any time, the Company also improve the product defect-free rate, and reduce the negative impacts of rising costs by proposing alternative raw materials, improving the existing process technologies and developing advanced process technologies and other solutions, facilitating the Company to maintain a stable competitive advantage for profits.

F. China localized production requirements

Because China and US trade war, this makes China speed up semiconductor localized production, in 2023 will add more capacity both in wafer fab and OSAT this will impact price keep lower and lower, for marketing slow down and stock keep high level, this will affect the Company profitability.

Countermeasures:

The Company would provide clients with better quality and services, continuing to strengthen the capability of technology R&D capabilities and process

improvement to enhance production efficiency, product quality and reduce production costs while pursuing to maintaining client satisfaction. In addition to actively maintaining existing long-term client relationships, we would also strive to develop other new clients to consolidate and further strengthen our market position.

(II) The Important Purposes and Production Process of Our Main Products

1. The Purposes of Main Products

The main products of the Company is assembly and testing regarding Multi-Chip Package ("MCP"), thin small outline package ("TSOP"), BGA ("BGA"), DFN/QFN, Chip On Film ("COF"), Chip On Glass ("COG"), Chip On Plastic ("COP"), and wafer bumping ("Bumping") and WLCSP / Flip Chip. Clients' products can be successfully applied to Automotive, information, communications, mobile, wearable, consumer electronics and other related products through the comprehensive IC assembly and testing services provided by the Company.

2. The Production Process
● Memory IC Products and Logic / Mixed Signal Products



● LCD Driver IC



(III) The Supply Status of the Main Raw Materials

The main raw materials of the Company is Gold Salt (potassium gold cyanide), Substrate, Gold Wire, Lead Frame, Molding Compound, etc. Our suppliers of the raw materials listed below are all well-known domestic and foreign vendors providing stable supply, high quality products. In addition, the Company implements a random quality audit for the main raw materials suppliers in order to obtain a better supply quality. Will enhance the relationship with supplier continuously to assure the stability of material supply.

Main Raw Materials	Name of Supplier	Domestic	Foreign	Supply Status
Gold Salt	SOLAR	V		Good
	Metalor		V	Good
Substrate	Ryowa		V	Good
	Unimicron	V		Good
	Kinsus	V		Good
	ZDT	V		Good
	ASE	V		Good
Gold Wire	Tanaka		V	Good
	MKE		V	Good
Lead Frame	SHINKO		V	Good
	CWE	V		Good
	Fusheng Group	V		Good
	HDS		V	Good
Molding Compound	ShowaDenko		V	Good
	Kyocera		V	Good
	CWE	V		Good

(IV) The Percentage of Suppliers and Customers Accounting for More Than 10% of The Total Procurement (Sales) Amount in Either of The Most Recent 2 Years, The Amount and Proportion of Procurement (Sales) from Them and The Reasons for The Change

1. Major Suppliers of the Most Recent 2 Years

Unit: NT$ thousands; %

Item	2022				2023				2024 Q1 (Note)			
	Name	Amount	% of Total Net Purchases	Relationship with Issuer	Name	Amount	% of Total Net Purchases	Relationship with Issuer	Name	Amount	% of Total Net Purchases	Relationship with Issuer
1	Bank of Taiwan	860,864	14.41	None	Bank of Taiwan	1,737,930	35.63	None	—	—	—	—
2	SOLAR	722,752	12.10	None	RYOWA	203,805	4.18	None	—	—	—	—
3	RYOWA	604,344	10.12	None	SOLAR	50,331	1.03	None	—	—	—	—
	Others	3,784,618	63.37		Others	2,886,269	59.16		—	—	—	—
	Total	5,972,578	100.00		Total	4,878,335	100.00		—	—	—	—

Note: As of the publication date of the annual report, the most recent consolidated financial statements dated March 31, 2024 has not yet been approved by the Board of Directors nor reviewed by certified public accountants.

Reason of Changes in Purchases: The increase / decrease is caused by changes in market trends and customer demands.

2. Major Customers of the Most Recent 2 Years

Unit: NT$ thousands; %

Item	2022				2023				2024 Q1 (Note)			
	Name	Amount	% of Total Net Sales	Relationship with Issuer	Name	Amount	% of Total Net Sales	Relationship with Issuer	Name	Amount	% of Total Net Sales	Relation-ship with Issuer
1	Client A	4,705,064	20.01	None	Client A	5,251,529	24.59	None	–	–	–	–
2	Client M	2,278,645	9.69	None	Client B	2,834,188	13.27	None	–	–	–	–
3	Client B	1,868,583	7.95	None	Others M	1,320,905	6.19	None	–	–	–	–
	Others	14,664,772	62.35		Others	11,949,606	55.95		–	–	–	–
	Total	23,517,064	100.00		Total	21,356,228	100.00		–	–	–	–

Note: As of the publication date of the annual report, the most recent consolidated financial statements dated March 31, 2024 has not yet been approved by the Board of Directors nor reviewed by certified public accountants.

Reasons of Changes in Sales: The increase / decrease is mainly due to the changes vary with customers' market share.

(V) Production of the Most Recent 2 Years

Unit: thousand wafers/piece；NT$ thousands

Production Value / Major Product (or Departments) / Year	2022			2023		
	Capacity	Output	Production Value	Capacity	Output	Production Value
Assembly	4,829,713	3,063,895	6,127,244	4,481,953	2,093,855	5,089,426
Testing	3,908,306	2,397,496	3,599,504	3,973,811	2,233,262	3,519,636
LCDD	2,705,370	1,678,623	5,144,675	2,634,201	1,759,564	5,369,720
Bumping	1,827	1,141	3,620,181	1,858	1,115	3,615,770
Total			18,491,604			17,594,552

(VI) Sales in the Most Recent 2 Years

Unit: thousand wafers/piece；NT$ thousands

Year Sales Major Product (or Departments)	2022				2023			
	Domestic Sales		Export Sales		Domestic Sales		Export Sales	
	Volume	Value	Volume	Value	Volume	Value	Volume	Value
Assembly	1,250,091	5,305,298	1,828,181	1,400,600	970,015	3,371,901	1,184,729	1,257,529
Testing	2,459,352	4,101,827	75,172	1,142,170	2,268,037	3,509,543	79,424	885,183
LCDD	1,458,650	5,932,782	316,381	1,355,860	1,567,661	6,682,654	311,669	1,138,986
Bumping	970	3,331,235	212	947,292	964	3,723,476	178	786,956
Total		18,671,142		4,845,922		17,287,574		4,068,654

III. Employees Status

The number of employees employed for the most recent 2 years, and during the current year up to the date of publication of the annual report, their average years of service, average age, and education levels.

March 31, 2024

Year		2022	2023	Current Year as of Mar. 31, 2024
Number of Employees (persons)	Direct Staff	2,811	2,846	2,938
	Engineering	2,131	2,213	2,231
	Management	341	330	327
	Total	5,283	5,389	5,496
Average Age		38.9	39	38.9
Average Seniority (years)		10.4	10.5	10.4
Academic qualifications (%)	Ph.D.	0.1	0.1	0.1
	Master	8.5	8.8	8.7
	Bachelor	66.8	68.2	68.7
	High School	24.1	22.5	22.1
	Degree of Lower Levels	0.5	0.4	0.4

IV. Disbursements for Environmental Protection

Any losses suffered by the company in the most recent fiscal year and up to the annual report publication date due to environmental pollution (including any compensation paid and any violations of environmental protection laws or regulations found in environmental

inspection, specifying the disposition dates, disposition reference numbers, the articles of law violated, and the content of the dispositions), and disclosing an estimate of possible expenses that could be incurred currently and in the future and measures being or to be taken. If a reasonable estimate cannot be made, an explanation of the facts of why it cannot be made shall be provided: None

V. Labor Relations

(I) List any employee benefit plans, continuing education, training, retirement systems, and the status of their implementation, and the status of labor-management agreements and measures for preserving employees'rights and interests :

The Company is responsible for handling the related welfare and benefits for the staff according to Labor Standards Act, Labor Insurance Act, the Employee Welfare Fund Act and the related laws and regulations and conducts regular health examination, on-the-job training and free group insurance services.

1. Employee Benefits:
   (1) Employees are entitled to labor insurance, National Health Insurance, and group insurance on the first day of work.
   (2) Provide shuttle bus and dormitory to take care of staff living far.
   (3) Introduce employee discounts on designated shops, and actively develop kindergarten, childcare center to offer employee care resources.
   (4) Various subsidies granted for Birthday voucher, Mid-Autumn Festival voucher, Dragon Boat Festival voucher, Lunar New Year and Marriage gift money, childbirth subsidy, bereavement allowance.
   (5) Holding celebrity lecture, watching movies, family days, miscellaneous clubs and so on to give our employees a work-life balance and fun.
   (6) Holding departmental social activity so as to promote the harmonious relationship between labor and management.

2. Further education and training for employees:
   (1) Internal training: Six categories of training are provided, including Leadership, General management, Technology, Orientation, Quality and Environmental.
   (2) External training: External training subsidy is provided to encourage employees to improve skills.
   (3) Self-learning resources: Various learning resources for employees are provided on the e-learning platform. Different topics of newsletters, such as English, presentation, Excel, AI and etc., are also provided enabling employees to learn anytime.

3. Retirement Program:
   The Company sets up a retirement pension plans for employees. According to the Labor Pension Act, the Company allocates a retirement pension into the personal account

of the laborer based on 6% of the employee's monthly salary for those who chose the new labor pension system. In addition, the labor pension reserve funds shall be allocated into the Bank of Taiwan based on specific ratio of the employee's monthly salary for those with old labor pension. Besides, the Company also established the labor pension reserve supervision committee and hired consultant to conduct the funds actuarial every year to ensure the rights and interests of employees. Before the end of each year, we estimate the balance of the labor pension reserve supervision account. If the balance is not enough to pay the employees who are estimated to meet the retirement conditions in the next year, the shortfall will be made up by the Company before the end of March of the following year.

4. Labor mutual communication:

In order to deliver important notices and policies, the Company regularly holds newcomer interview, labor-management meeting, welfare committee meeting, production line meeting. Other means of communication include platforms such as Internal Communication Box to collect, understand, and resolve employees' needs.

5. Promote employee health care:
   (1) Regular health examination and arrange on-site doctor service to give employees consultation in health and medicine.
   (2) Boosting care to employees who are nursing and accommodating them more comfortable and better-equipped breastfeeding room.
   (3) Providing massage service to take care employees' health. Meanwhile provide visually impaired job opportunity.

6. Diverse and equal work environment:

The Company builds an equal and respectful environment, with female employees accounting for about 53% and female supervisors accounting for about 21%. We will continue focused on the issues of female employees and optimize the relevant welfare programs, thus they are willing to contribute their talents to ChipMOS and grow together with company.

(II) List any losses suffered by the company in the most recent 2 fiscal years and up to the annual report publication date due to labor disputes (including any violations of the Labor Standards Act found in labor inspection, specifying the disposition dates, disposition reference numbers, the articles of law violated, the substance of the legal violations, and the content of the dispositions), and disclosing an estimate of possible expenses that could be incurred currently and in the future and measures being or to be taken. If a reasonable estimate cannot be made, an explanation of the facts of why it cannot be made shall be provided: None.

VI. Cyber Security and Intellectual Property Management

(I) Cyber Security Management

1. Cyber Security Risk Management Framework

Each year, the information technology unit identifies information security risks through identification, analysis, and evaluation procedures for financial, strategic, operational, and disaster areas. Quantitative assessment of the frequency, impact and control of potential risks. Continuously monitor risks and propose measures.

2. Cyber Security Policy

(1) Protect the confidentiality of the Company' information assets and to prevent unauthorized access or improper leak.

(2) Ensure the completeness of information procedures and to prevent improper manipulation or damages.

(3) Ensure that authorized users may use the information assets as needed.

3. Specific management plan

(1) Important assets inventory and risk assessment.

(2) Cyber security documents compliance review and suitability adjustment.

(3) Operational impact analysis and disaster recovery rehearsal of important systems.

(4) Strengthen employees'information security awareness and ability.

(5) Stable working environment for information security protection.

(6) Strictly control the service quality of the information security supply chain.

(7) Actively seek external resources to expand information security protection.

4. Invest in cyber security management resources:

The Company attaches great importance to information security, which has become the common awareness of the Company and all employees. The cyber security management practices and benefits invested as below in 2023:

(1) Dedicated manpower for information security: We have set up an "Information Security Office" responsible for promoting, coordinating, supervising and reviewing information security management matters.

(2) Certification: Passed the ISO 27001 annual verification and there is no major information security deficiency.

(3) Information security incidents: There were no major information security incidents affecting the Company's operations in 2023.

(4) Education and training: Completed personnel education and training for 4,205 persons which include 6 times of e-mail phishing fraud letter rehearsals and 22 times of theme-based information security social engineering publicity.

(5) Disaster recovery rehearsal: Completed 39 times of information system rehearsal with completion rate of 100%.

5. List any losses suffered and effects by the company in the most recent 2 fiscal years and up to the annual report publication date due to major cyber security incidents: None.

(II) Intellectual Property Management Plan

1. The Company has formulated an intellectual property (IP) management policy that incorporates the Company's operational goals and R&D direction, and set up an IP management unit responsible for establishing IP management related measures to ensure the implementation and execution quality of IP protection, while strengthening the Company's competitive advantage. In order to encourage employees to enhance their innovative strength and accumulate the Company's IP capacity, the IP management unit will share IP related information from time to time to deepen the concept of intellectual property, and has developed the "Invention Proposal Reward Management Procedure" and launched an electronic "IP Management System" for the employees to effectively capture the IP information and implement IP management.

2. 2023 Implementation Status (presented to the board of directors on November 2, 2023)

   (1) The Company has actively advanced the IP management plan, established the IP management system and database with continuous updates, and introduced patent application review and value review mechanisms to strengthen the quality of the intellectual property rights.

   (2) The Company's IP management personnel have obtained TIPS (Taiwan Intellectual Property Management System) self-assessment qualifications to implement IP management plan.

   (3) Achievement of Intellectual Property Rights
       A. As of December 31, 2023, we own 565 active patents, 93 pending applications, and 53 registered trademarks at home and abroad.

Intellectual Property Rights		Taiwan	China	US	Others	Total
Patent	No. of Active Patents	303	162	95	5	565
	No. of Pending Applications	27	66	0	0	93
Trademark	No. of Registered TM	10	14	8	21	53

       B. Acquiring "National Invention and Creation Award" in 2016.

C. Named Astrum Award Winner by MDB Capital Group, a US intellectual property (IP) investment bank, in 2011.

VII. Material Contracts

Categories of Contracts	Parties	Term	Main Purpose	Restrictions
Service Agreement	Company A	From 2019/01/01 to 2023/12/31	To provide wafer and IC processing services.	1. Product defect-free rate agreement. 2. Indemnity clauses for IP infringements.
IC OEM Services Agreement	Company K	From 2015/01/01 to 2019/12/31 with automatic extension and may be terminated according to the terms of the agreement.	To provide services for assembly, reliability tests, marking / remarking, and testing.	1. Warranty against defects. 2. Indemnity clauses for IP infringements. 3. Liability limitation agreement.
Certificate of Commitment for Service	Group C	From 2016/01/01 to 2018/12/31 with automatic extension and may be terminated according to the terms of the agreement.	To provide wafer processing services.	1. Product defect-free rate agreement. 2. Indemnity clauses for IP infringements.
IC Processing and Assembly Contract	Company M	Effective on 2010/01/01 with automatic extension and may be terminated according to the terms of the agreement.	To provide IC assembly services.	1. Product defect-free rate agreement. 2. Indemnity clauses for IP infringements.
IC Assembly and	Company G	From 2018/07/01	To provide IC	1. Product

Categories of Contracts	Parties	Term	Main Purpose	Restrictions
Testing Contract		to 2020/06/30 with automatic extension and may be terminated according to the terms of the agreement.	assembly and testing services.	defect-free rate agreement. 2. Indemnity clauses for IP infringements.
Service Agreement	Company U	Effective on 2013/07/01 and may be terminated according to the terms of the agreement.	To provide IC assembly and testing services.	1. Product defect-free rate and quality agreement. 2. Indemnity clauses for IP infringements.
Service Agreement	Group Y	From 2021/10/01 to 2024/09/30 with automatic extension and may be terminated according to the terms of the agreement	To provide IC assembly and testing services.	1. Product defect-free rate and quality agreement. 2. Indemnity clauses for IP infringements.
Service Agreement	Group F	From 2019/12/01 to 2023/12/31 with automatic extension and may be terminated according to the terms of the agreement	To provide IC assembly and testing services.	1. Product defect-free rate and quality agreement. 2. Indemnity clauses for IP infringements.
Joint Credit Facility Agreement and Amendment	Cooperative Bank; Bank of Taiwan; Land Bank of Taiwan; Taishin	Effective from 2018/05/15 to 2023/05/30, the Company was fully repaid in	The banks jointly provided a loan for the Company. The total loan amount is NT$12	1. The Company made a commitment that it shall not perform specific

Categories of Contracts	Parties	Term	Main Purpose	Restrictions
	International Bank; Hua Nan Bank; Chang Hwa Bank; Yuanta Bank; First Bank; Shin Kong Commercial Bank; Bank of Panshin；Mega Bank.	advance in March 30, 2022, according to the credit facility agreement.	billion.	actions except with the consent of the banks group, and it shall comply with relevant agreements including the financial matters. 2. Collaterals are provided to secure the loan.
Land Lease Agreement	Southern Taiwan Science Park Bureau	From 2014/07/01 to 2024/06/30	To lease lands from the Southern Taiwan Science Park Bureau.	1. Punitive damage clauses. 2. Rent agreement 3. Early termination clause.
Land Lease Agreement	Southern Taiwan Science Park Bureau	From 2012/04/03 to 2032/04/02	To lease lands from the Southern Taiwan Science Park Bureau.	1. Punitive damage clauses. 2. Rent agreement 3. Early termination clause.
Land Lease Agreement	Hsinchu Science Park Bureau	From 2008/09/18 to 2027/12/31	To lease lands from the Hsinchu Science Park Bureau.	1. Punitive damage clauses. 2. Rent and joint liability agreement 3. Early termination clause.
Land Lease Agreement	Hsinchu Science Park Bureau	From 2014/08/01 to 2034/07/31	To lease lands from the Hsinchu Science Park	1. Punitive damage clauses. 2. Rent and joint

Categories of Contracts	Parties	Term	Main Purpose	Restrictions
			Bureau.	liability agreement 3. Early termination clause.
Supply Agreement	Ryowa Co., Ltd.	From 2014/09/01 to 2019/08/31 with automatic extension and may be terminated according to the terms of the agreement.	To supply materials required for the IC assembly business.	1. Payment terms. 2. Warranty and liability clauses.

VI. Financial Information

I. Condensed Balance Sheets, Statements of Comprehensive Income, Attesting CPA' Name and the Auditor's Opinions for the Most Recent 5 Year

(I) Condensed Balance Sheets

1. Consolidated Financial Statements

Unit: NT$ thousands

Item \ Year		Financial Summary for The Last 5 Years (Note 1)					Financial information of the current year as of March 31, 2024 (Note 2)
		2019	2020	2021	2022	2023	
Current assets		11,762,346	12,356,103	16,485,303	18,352,129	25,160,658	—
Property, plant and equipment		17,979,444	17,994,686	20,111,121	20,446,205	19,139,503	—
Intangible assets		—	—	—	—	—	—
Other assets		4,564,097	4,730,025	5,926,160	6,144,611	1,860,323	—
Total assets		34,305,887	35,080,814	42,522,584	44,942,945	46,160,484	—
Current liabilities	Before distribution	4,901,701	5,619,966	7,181,616	6,329,397	7,353,218	—
	After distribution	6,210,733	7,219,894	10,308,749	8,002,049	(Note 3)	—
Non-current liabilities		9,752,947	8,629,096	10,955,082	13,801,615	13,953,614	—
Total liabilities	Before distribution	14,654,648	14,249,062	18,136,698	20,131,012	21,306,832	—
	After distribution	15,963,680	15,848,990	21,263,831	21,803,664	(Note 3)	—
Equity attributable to equity holders of the Company		19,651,239	20,831,752	24,385,886	24,811,933	24,853,652	—
Capital stock		7,272,401	7,272,401	7,272,401	7,272,401	7,272,401	—
Capital surplus		6,059,651	6,059,651	6,064,485	6,064,637	6,064,637	—
Retained earnings	Before distribution	6,338,989	7,356,066	10,810,956	11,233,683	11,463,406	—
	After distribution	5,029,957	5,756,138	7,683,823	9,561,031	(Note 3)	—
Other equity interest		(19,802)	143,634	238,044	241,212	53,208	—
Treasury stock		—	—	—	—	—	—
Non-controlling interests		—	—	—	—	—	—
Total equity	Before distribution	19,651,239	20,831,752	24,385,886	24,811,933	24,853,652	—
	After distribution	18,342,207	19,231,824	21,258,753	23,139,281	(Note 3)	—

Note 1: The last 5 years financial information had been audited by certified public accountants.
Note 2: As of the publication date of the annual report, the most recent consolidated financial report dated March 31, 2024 has not yet been approved by the Board of Directors nor reviewed by certified public accountants.
Note 3: As of the publication date of the annual report, 2023 earnings distribution has not yet been ratified by the Shareholders' Meeting, thus the amount after distribution is unlisted

2. Parent Company Only Financial Statements

Unit: NT$ thousands

Item / Year		Financial Summary for The Last 5 Years (Note 1)				
		2019	2020	2021	2022	2023
Current assets		11,508,633	12,110,079	16,235,946	18,072,626	20,589,136
Property, plant and equipment		17,978,949	17,994,126	20,110,329	20,445,571	19,137,687
Intangible assets		—	—	—	—	—
Other assets		4,814,737	4,968,115	6,165,281	6,394,700	6,366,210
Total assets		34,302,319	35,072,320	42,511,556	44,912,897	46,093,033
Current liabilities	Before distribution	4,898,133	5,617,285	7,170,588	6,311,272	7,316,918
	After distribution	6,207,165	7,217,213	10,297,721	7,983,924	(Note 2)
Non-current liabilities		9,752,947	8,623,283	10,955,082	13,789,692	13,922,463
Total liabilities	Before distribution	14,651,080	14,240,568	18,125,670	20,100,964	21,239,381
	After distribution	15,960,112	15,840,496	21,252,803	21,773,616	(Note 2)
Equity attributable to equity holders of the Company		19,651,239	20,831,752	24,385,886	24,811,933	24,853,652
Capital Stock		7,272,401	7,272,401	7,272,401	7,272,401	7,272,401
Capital surplus		6,059,651	6,059,651	6,064,485	6,064,637	6,064,637
Retained earnings	Before distribution	6,338,989	7,356,066	10,810,956	11,233,683	11,463,406
	After distribution	5,029,957	5,756,138	7,683,823	9,561,031	(Note 2)
Other equity interest		(19,802)	143,634	238,044	241,212	53,208
Treasury stock		—	—	—	—	—
Predecessors' interests under common control		—	—	—	—	—
Total equity	Before distribution	19,651,239	20,831,752	24,385,886	24,811,933	24,853,652
	After distribution	18,342,207	19,231,824	21,258,753	23,139,281	(Note 2)

Note 1: The last 5 years financial information had been audited by certified public accountants.
Note 2: As of the publication date of the annual report, 2023 earnings distribution has not yet been ratified by the Shareholders' Meeting, thus the amount after distribution is unlisted.

(II) Condensed Statements of Comprehensive Income

1. Consolidated Financial Statements

Unit: NT$ thousands, except earnings per share

Item \ Year	Financial Summary for The Last 5 Years (Note 1)					Financial information of the current year as of March 31, 2024 (Note 2)
	2019	2020	2021	2022	2023	
Revenue	20,337,881	23,011,381	27,400,035	23,517,064	21,356,228	－
Gross profit	3,926,139	5,032,173	7,253,978	4,912,057	3,549,425	－
Operating profit	2,457,119	3,566,502	5,562,389	3,216,679	1,908,452	－
Non-operating income (expenses)	573,200	(593,143)	473,196	811,193	359,774	－
Profit before income tax	3,030,319	2,973,359	6,035,585	4,027,872	2,268,226	－
Profit for the year from continuing operations	2,584,161	2,367,483	5,059,069	3,371,974	1,893,428	－
Profit (loss) for the year from discontinued operations	－	－	－	－	－	－
Profit for the year	2,584,161	2,367,483	5,059,069	3,371,974	1,893,428	－
Other comprehensive (loss) income, net of income tax	(123,772)	122,062	90,159	181,054	(179,057)	－
Total comprehensive income for the year	2,460,389	2,489,545	5,149,228	3,553,028	1,714,371	－
Profit attributable to equity holders of the Company	2,584,161	2,367,483	5,059,069	3,371,974	1,893,428	－
Profit attributable to non-controlling interests	－	－	－	－	－	－
Comprehensive income attributable to equity holders of the Company	2,460,389	2,489,545	5,149,228	3,553,028	1,714,371	－
Comprehensive income attributable to non-controlling interests	－	－	－	－	－	－
Earnings per share	3.55	3.26	6.96	4.64	2.60	－

Note 1: The last 5 years financial information had been audited by the certified public accountants.
Note 2: As of the publication date of the annual report, the most recent consolidated financial report dated March 31, 2024 has not yet been approved by the Board of Directors nor reviewed by certified public accountants.

2. Parent Company Only Financial Statements

Unit: NT$ thousands, except earnings per share

Year Item	Financial Summary for The Last 5 Years (Note)				
	2019	2020	2021	2022	2023
Revenue	20,337,881	23,011,381	27,400,035	23,517,064	21,356,228
Gross profit	3,926,139	5,032,173	7,253,978	4,912,057	3,549,425
Operating income	2,455,170	3,576,721	5,569,360	3,223,792	1,914,896
Non-operating income (expenses)	573,120	(604,608)	465,430	790,749	330,479
Profit before income tax	3,028,290	2,972,113	6,034,790	4,014,541	2,245,375
Profit for the year from continuing operations	2,584,161	2,367,483	5,059,069	3,371,974	1,893,428
Profit (loss) for the year from discontinued operations	—	—	—	—	—
Profit for the year	2,584,161	2,367,483	5,059,069	3,371,974	1,893,428
Other comprehensive (loss) income, net of income tax	(123,772)	122,062	90,159	181,054	(179,057)
Total comprehensive income for the year	2,460,389	2,489,545	5,149,228	3,553,028	1,714,371
Profit attributable to equity holders of the Company	2,584,161	2,367,483	5,059,069	3,371,974	1,893,428
Loss attributable to predecessors' interests under common control	—	—	—	—	—
Profit attributable to non-controlling interests	—	—	—	—	—
Comprehensive income attributable to equity holders of the Company	2,460,389	2,489,545	5,149,228	3,553,028	1,714,371
Comprehensive loss attributable to predecessors' interests under common control	—	—	—	—	—
Comprehensive income attributable to non-controlling interests	—	—	—	—	—
Earnings per share : equity holders of the Company	3.55	3.26	6.96	4.64	2.60
Earnings per share : predecessors' interests under common control	—	—	—	—	—

Note: The last 5 years financial information had been audited by the certified public accountants.

(III) Attesting CPA' Name and the Auditor's Opinions

Year	Accounting firm	Attesting CPA' Name	Audit opinion
2019	PricewaterhouseCoopers, Taiwan	Chun-Yuan Hsiao, Chih-Cheng Hsieh	Unmodified opinion
2020	PricewaterhouseCoopers, Taiwan	Chien-Yeh Hsu, Yi-Chang Liang	Unmodified opinion
2021	PricewaterhouseCoopers, Taiwan	Chien-Yeh Hsu, Yi-Chang Liang	Unmodified opinion
2022	PricewaterhouseCoopers, Taiwan	Chien-Yeh Hsu, Yi-Chang Liang	Unmodified opinion
2023	PricewaterhouseCoopers, Taiwan	Chien-Yeh Hsu, Yi-Chang Liang	Unmodified opinion

II. Financial Analysis for the Most Recent 5 Years

(I) Consolidated Financial Statements

Item \ Year		Financial Summary for The Last 5 Years 2019	2020	2021	2022	2023	Financial information of the current year as of March 31, 2024 (Note)
Financial structure	Debt ratio (%)	42.72	40.62	42.65	44.79	46.16	–
	Long-term capital to property, plant and equipment ratio (%)	163.54	163.72	175.73	188.85	202.76	–
Solvency analysis	Current ratio (%)	239.96	219.86	229.55	289.95	342.17	–
	Quick ratio (%)	202.73	181.11	182.80	237.28	305.60	–
	Times interest earned (times)	18.71	19.31	50.88	29.28	9.53	–
Operating performance analysis	Average collection turnover (times)	4.42	4.69	4.68	4.38	4.40	–
	Average collection days	83	78	78	83	83	–
	Average inventory turnover (times)	9.00	8.96	7.31	5.60	5.87	–
	Average payment turnover (times)	22.53	20.10	20.33	23.65	26.45	–
	Average inventory turnover days	41	41	50	65	62	–
	Property, plant and equipment turnover (times)	1.17	1.28	1.44	1.16	1.08	–
	Total assets turnover (times)	0.60	0.66	0.71	0.54	0.47	–
Profitability analysis	Return on total assets (%)	8.07	7.20	13.29	7.97	4.62	–
	Return on equity (%)	13.70	11.70	22.38	13.71	7.62	–
	Profit before income tax to paid-in capital ratio (%)	41.67	40.89	82.99	55.39	31.19	–
	Net profit margin (%)	12.71	10.29	18.46	14.34	8.87	–
	Earnings per share（NT$）	3.55	3.26	6.96	4.64	2.60	–
Cash flow	Cash flow ratio (%)	122.26	105.70	101.92	136.13	89.86	–
	Cash flow adequacy ratio (%)	85.76	87.01	92.99	97.51	104.00	–
	Cash reinvestment ratio (%)	6.27	5.48	6.14	5.50	4.75	–
Leverage	Operating leverage (times)	2.52	2.17	1.83	2.48	3.50	–
	Financial leverage (times)	1.07	1.05	1.02	1.05	1.16	–

Reasons for variation in financial ratios in the past 2 years (Analysis of deviation over 20%):

(1) Quick ratio: Mainly due to the Company's Board of Directors approved its subsidiary to sell the equity investment accounted for using equity method and reclassified as non-current assets held for sale by the carrying amount.

(2) Times interest earned, return on total assets, return on equity, profit before income tax to paid-in capital ratio, net profit margin, earnings per share and operating leverage: Mainly due to the slowdown in market demand resulting in decrease in revenue caused the decrease in operating profit, profit before income tax and the profit for the year this year.

(3) Cash flow ratio: Mainly due to the decrease in net cash flow from operating activities in this year.

Note: As of the publication date of the annual report, the most recent consolidated financial report dated March 31, 2024 has not yet been approved by the Board of Directors nor reviewed by certified public accountants.

(II) Parent Company Only Financial Statements

item / Year		Financial Summary for The Last 5 Years				
		2019	2020	2021	2022	2023
Financial structure	Debt ratio (%)	42.71	40.60	42.64	44.76	46.08
	Long-term capital to property, plant and equipment ratio (%)	163.55	163.69	175.74	188.80	202.62
Solvency analysis	Current ratio (%)	234.96	215.59	226.42	286.35	281.39
	Quick ratio (%)	197.70	176.85	179.62	233.55	244.66
	Times interest earned	18.73	19.31	50.91	29.21	9.46
Operating performance analysis	Average collection turnover (times)	4.42	4.69	4.68	4.38	4.40
	Average collection days	83	78	78	83	83
	Average inventory turnover (times)	9.00	8.96	7.31	5.60	5.87
	Average payment turnover (times)	22.53	20.10	20.33	23.65	26.45
	Average inventory turnover days	41	41	50	65	62
	Property, plant and equipment turnover (times)	1.17	1.28	1.44	1.16	1.08
	Total assets turnover (times)	0.60	0.66	0.71	0.54	0.47
Profitability analysis	Return on total assets (%)	8.07	7.20	13.29	7.97	4.63
	Return on equity (%)	13.70	11.70	22.38	13.71	7.62
	Profit before income tax to paid-in capital ratio (%)	41.64	40.87	82.98	55.20	30.88
	Net profit margin (%)	12.71	10.29	18.46	14.34	8.87
	Earnings per share (equity holders of the Company) (NT$)	3.55	3.26	6.96	4.64	2.60
	Earnings per share (predecessors' interests under common control) (NT$)	—	—	—	—	—
Cash flow	Cash flow ratio (%)	122.10	105.89	101.94	136.32	90.01
	Cash flow adequacy ratio (%)	95.16	93.37	93.44	97.71	103.86
	Cash reinvestment ratio (%)	6.26	5.49	6.13	5.48	4.73
Leverage	Operating leverage (times)	1.95	1.83	1.83	2.47	3.49
	Financial leverage (times)	1.05	1.03	1.02	1.05	1.16

Reasons for variation in financial ratios in the past 2 years (Analysis of deviation over 20%):
(1) Times interest earned, return on total assets, return on equity, profit before income tax to paid-in capital ratio, net profit margin, earnings per share and operating leverage: Mainly due to the slowdown in market demand resulting in decrease in revenue caused the decrease in operating profit, profit before income tax and the profit for the year this year.
(2) Cash flow ratio: Mainly due to the decrease in net cash flow from operating activities in this year.

Note: The following computation formulas shall be listed at the end of this statement of the annual report:
    1. Financial Structure
        (1) Debt ratio = total liabilities / total assets
        (2) Ratio of long-term capital to property, plant and equipment = (total shareholders' equity + non-current liabilities) / net property, plant and equipment
    2. Solvency analysis
        (1) Current ratio = current assets / current liabilities
        (2) Quick ratio = (current assets – inventories – prepaid expenses) / current liabilities
        (3) Times interest earned = profit before income tax and interest expenses / interest expenses

3. Operating performance analysis
  (1) Average collection turnover = net revenue / average accounts receivable (including accounts receivable and notes receivable arising from operations)
  (2) Average collection days= 365 / account receivables turnover
  (3) Average inventory turnover = cost of revenue / average inventory
  (4) Average payment turnover = cost of revenue / average accounts payable (including accounts payable and notes payable arising from operations)
  (5) Average inventory turnover days = 365 / inventory turnover
  (6) Property, plant and equipment turnover = net revenue / average net property, plant and equipment
  (7) Total asset turnover = net revenue / average total assets
4. Profitability analysis
  (1) Return on total assets = [net profit + interest expenses (1- effective tax rate)] / average total assets
  (2) Return on shareholders' equity = net profit / average shareholders' equity
  (3) Net profit margin = net profit / net revenue
  (4) Earnings per share = (profit attributable to equity holders of the company–preferred stock dividends) / weighted average number of shares outstanding
5. Cash flow
  (1) Cash flow ratio = Net cash provided by operating activities / current liabilities
  (2) Cash flow adequacy ratio = five-year sum of cash from operation / (five-year sum of capital expenditures, inventory additions and cash dividend)
  (3) Cash reinvestment ratio = (Net cash flow from operating activities – cash dividend) / gross property, plant and equipment + long-term investments + other non-current assets + working capital)
6. Leverage
  (1) Operating leverage = (net revenue – variable operating costs and expenses) / operating profit
  (2) Financial leverage = operating profit / (operating profit - interest expenses)

III. Audit Committee's Review Report of the Most Recent Year

Audit Committee's Review Report

The Board of Directors has prepared the Company's 2023 Business Report, Financial Statements, and proposal for allocation of earnings. The audit firm of PricewaterhouseCoopers, Taiwan was retained to audit the Company's Financial Statements and has issued an audit report. The Business Report, Financial Statements, and earnings allocation proposal have been reviewed and determined to be correct and accurate by the Audit Committee of the Company. According to relevant requirements of Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Act, the Audit Committee hereby submits this report.

ChipMOS TECHNOLOGIES INC.

Convener of the Audit Committee: Chin-Shyh Ou

February 22, 2024

IV. Consolidated Financial Report of the Most Recent Year

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the "Group") as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the *Other matters* section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations that came into effect as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the *Independent accountants' responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of the Group in accordance with the Norm of Professional Ethics for Certified Public Accountants of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Group's 2023 consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Group's 2023 consolidated financial statements are stated as follows:

Measuring progress towards satisfaction of performance obligation

Description

Please refer to Note 4(27) to the consolidated financial statements for the accounting policies on revenue recognition; Note 5 for uncertainty of accounting estimates and assumptions of revenue recognition; and Note 6(18) for details of the revenue.

The Group's revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer's specification, and is recognized based on measuring progress towards satisfaction of performance obligation during the service period. The Group recognized revenue associated with assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping totaling NT$16,961,502 thousand for the year ended December 31, 2023. Such revenue is recognized over a period of time, during which the Group satisfied its performance obligations to the customer. The Group used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards satisfaction of performance obligation and determine the amount of related revenue. Since the measurement of the progress towards satisfaction of performance obligation is complex and subject to management's significant estimation, measuring progress towards satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1. Testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management's process to recognize and measure such revenue.

2. Validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, and recalculating management's estimate of the progress towards satisfaction of performance obligation.

3. Testing the reasonableness of management's key assumptions to estimate the progress towards satisfaction of performance obligation (including utilizing data from recently completed services to estimate the progress towards satisfaction of performance obligation for in-progress services).

Other matters

Report of other independent accountants

We did not audit the financial statements of a certain investment accounted for using the equity method which were audited by other independent accountants. Therefore, our opinion expressed herein, insofar as it relates to the amounts included in the consolidated financial statements and the information on the investee disclosed in Note 13 is based solely on the reports of the other independent accountants. The balance of this investment accounted for using the equity method amounted to NT$277,076 thousand and NT$267,070 thousand, constituting 0.6% and 0.6% of the consolidated total assets as of December 31, 2023 and 2022, respectively, and total net comprehensive income (loss) including the share of profit and other comprehensive income of associate accounted for using the equity method amounted to NT$13,741 thousand and (NT$20,919) thousand, constituting 0.8% and (0.6%) of the consolidated total comprehensive income for the years then ended, respectively.

Parent company only financial reports

We have audited and expressed an unqualified opinion with other matters paragraph on the parent company only financial statements of ChipMOS TECHNOLOGIES INC. as of and for the years ended December 31, 2023 and 2022.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations that came into effect as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group's financial reporting process.

Independent accountants' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and professional skepticism throughout the audit. We also:

1. Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2. Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal controls.

3. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the footnote disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group's audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.



Chien-Yeh Hsu	Yi-Chang Liang

For and on behalf of PricewaterhouseCoopers, Taiwan
February 22, 2024

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of New Taiwan dollars)

	Assets	Notes	December 31, 2023 Amount	%	December 31, 2022 Amount	%
	Current assets					
1100	Cash and cash equivalents	6(1)	$ 12,354,035	27	$ 9,896,604	22
1110	Current financial assets at fair value through profit or loss	6(2)	42,735	-	128,224	-
1136	Current financial assets at amortized cost	6(3)	41,066	-	98,731	-
1140	Current contract assets	6(18)	383,883	1	381,358	1
1170	Accounts receivable, net	6(4)	5,326,381	12	4,381,563	10
1200	Other receivables		44,576	-	131,863	-
1220	Current tax assets		403	-	-	-
130X	Inventories	6(5)	2,568,648	6	3,210,409	8
1410	Prepayments		120,273	-	123,377	-
1460	Non-current assets held for sale, net	6(9)	4,278,658	9	-	-
11XX	**Total current assets**		25,160,658	55	18,352,129	41
	Non-current assets					
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	120,317	-	338,102	1
1535	Non-current financial assets at amortized cost	6(3) and 8	37,411	-	37,362	-
1550	Investments accounted for using equity method	6(7)	290,542	1	4,353,448	10
1600	Property, plant and equipment	6(8) and 8	19,139,503	42	20,446,205	45
1755	Right-of-use assets	6(10)	1,037,502	2	898,992	2
1840	Deferred tax assets	6(26)	163,282	-	159,286	-
1920	Refundable deposits		20,707	-	21,771	-
1990	Other non-current assets		190,562	-	335,650	1
15XX	**Total non-current assets**		20,999,826	45	26,590,816	59
1XXX	**Total assets**		$ 46,160,484	100	$ 44,942,945	100

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of New Taiwan dollars)

	Liabilities and Equity	Notes	December 31, 2023 Amount	%	December 31, 2022 Amount	%
	Liabilities					
	Current liabilities					
2150	Notes payable		$ 484	-	$ 132	-
2170	Accounts payable		784,919	2	560,802	1
2200	Other payables	6(11)	3,479,045	7	3,796,481	9
2220	Other payables – related parties	7	58,549	-	-	-
2230	Current tax liabilities		419,993	1	202,026	1
2250	Current provisions		33,564	-	26,643	-
2280	Current lease liabilities	6(29)	251,668	1	160,955	-
2320	Long-term bank loans, current portion	6(12)(29) and 8	2,263,718	5	1,522,917	3
2365	Current refund liabilities		37,667	-	37,123	-
2399	Other current liabilities		23,611	-	22,318	-
21XX	**Total current liabilities**		7,353,218	16	6,329,397	14
	Non-current liabilities					
2540	Long-term bank loans	6(12)(29) and 8	12,648,001	27	12,444,884	28
2570	Deferred tax liabilities	6(26)	122,345	-	188,812	-
2580	Non-current lease liabilities	6(29)	813,733	2	759,447	2
2630	Long-term deferred revenue		120,963	-	127,657	-
2640	Net defined benefit liability, non-current	6(13)	227,337	1	259,215	1
2645	Guarantee deposits	6(29)	21,235	-	21,600	-
25XX	**Total non-current liabilities**		13,953,614	30	13,801,615	31
2XXX	**Total liabilities**		21,306,832	46	20,131,012	45
	Equity					
	Equity attributable to equity holders of the Company					
	Capital stock	6(14)				
3110	Capital stock – common stock		7,272,401	16	7,272,401	16
	Capital surplus	6(15)				
3200	Capital surplus		6,064,637	13	6,064,637	13
	Retained earnings	6(16)				
3310	Legal reserve		2,930,973	6	2,575,987	6
3350	Unappropriated retained earnings		8,532,433	19	8,657,696	19
	Other equity interest	6(17)				
3400	Other equity interest		53,208	-	241,212	1
31XX	**Equity attributable to equity holders of the Company**		24,853,652	54	24,811,933	55
3XXX	**Total equity**		24,853,652	54	24,811,933	55
	Significant contingent liabilities and unrecognized contract commitments	9				
3X2X	**Total liabilities and equity**		$ 46,160,484	100	$ 44,942,945	100

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of New Taiwan dollars, except earnings per share)

	Items	Notes	2023 Amount	%	2022 Amount	%
			Years ended December 31,			
4000	Revenue	6(18)	$ 21,356,228	100	$ 23,517,064	100
5000	Cost of revenue	6(5)(24)(25)	(17,806,803)	(83)	(18,605,007)	(79)
5900	Gross profit		3,549,425	17	4,912,057	21
	Operating expenses	6(24)(25)				
6100	Sales and marketing expenses		(135,661)	(1)	(128,029)	(1)
6200	General and administrative expenses		(497,742)	(2)	(538,684)	(2)
6300	Research and development expenses		(1,093,513)	(5)	(1,158,598)	(5)
6000	Total operating expenses		(1,726,916)	(8)	(1,825,311)	(8)
6500	Other income (expenses), net	6(19)	85,943	-	129,933	1
6900	Operating profit		1,908,452	9	3,216,679	14
	Non-operating income (expenses)					
7100	Interest income	6(20)	193,189	1	57,199	-
7010	Other income	6(21)	77,583	-	66,991	-
7020	Other gains and losses	6(22)	135,501	1	386,567	2
7050	Finance costs	6(23)	(266,390)	(1)	(153,279)	(1)
7060	Share of profit of associates and joint ventures accounted for using equity method		219,891	1	453,715	2
7000	Total non-operating income (expenses)		359,774	2	811,193	3
7900	**Profit before income tax**		2,268,226	11	4,027,872	17
7950	Income tax expense	6(26)	(374,798)	(2)	(655,898)	(3)
8200	**Profit for the year**		$ 1,893,428	9	$ 3,371,974	14
	Other comprehensive income (loss)					
8311	Gain on remeasurements of defined benefit plans	6(13)	$ 10,699	-	$ 222,234	1
8316	Unrealized loss on valuation of equity instruments at fair value through other comprehensive income	6(6)(17)	(217,785)	(1)	(46,419)	-
8320	Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	6(7)	12,993	-	(28,254)	-
8349	Income tax effect on components that will not be reclassified to profit or loss	6(26)	41,417	-	(35,163)	-
8310	Components of other comprehensive (loss) income that will not be reclassified to profit or loss		(152,676)	(1)	112,398	1
8361	Exchange differences on translation of foreign operations	6(17)	16,713	-	68,656	-
8365	Equity directly related to non-current assets held for sale	6(17)	(43,094)	-	-	-
8360	Components of other comprehensive (loss) income that will be reclassified to profit or loss		(26,381)	-	68,656	-
8300	**Other comprehensive (loss) income, net of income tax**		$ (179,057)	(1)	$ 181,054	1
8500	**Total comprehensive income for the year**		$ 1,714,371	8	$ 3,553,028	15
9750	Earnings per share – basic	6(27)	$ 2.60		$ 4.64	
9850	Earnings per share – diluted	6(27)	$ 2.58		$ 4.54	

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of New Taiwan dollars)

	Notes	Equity attributable to equity holders of the Company							
				Retained earnings		Other equity interest			
		Capital stock – common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Total equity
Year 2022									
Balance at January 1, 2022		$ 7,272,401	$ 6,064,485	$ 2,070,505	$ 8,740,451	$ (86,025)	$ 324,069	$ -	$ 24,385,886
Profit for the year		-	-	-	3,371,974	-	-	-	3,371,974
Other comprehensive income (loss)	6(17)	-	-	-	177,886	68,656	(65,488)	-	181,054
Total comprehensive income (loss) for the year		-	-	-	3,549,860	68,656	(65,488)	-	3,553,028
Appropriation of prior year's earnings:	6(16)								
Legal reserve		-	-	505,482	(505,482)	-	-	-	-
Cash dividends		-	-	-	(3,127,133)	-	-	-	(3,127,133)
Changes in associates accounted for using equity method	6(15)	-	152	-	-	-	-	-	152
Balance at December 31, 2022		$ 7,272,401	$ 6,064,637	$ 2,575,987	$ 8,657,696	$ (17,369)	$ 258,581	-	$ 24,811,933
Year 2023									
Balance at January 1, 2023		$ 7,272,401	$ 6,064,637	$ 2,575,987	$ 8,657,696	$ (17,369)	$ 258,581	$ -	$ 24,811,933
Profit for the year		-	-	-	1,893,428	-	-	-	1,893,428
Other comprehensive income (loss)	6(17)	-	-	-	8,947	16,713	(161,623)	(43,094)	(179,057)
Total comprehensive income (loss) for the year		-	-	-	1,902,375	16,713	(161,623)	(43,094)	1,714,371
Appropriation of prior year's earnings:	6(16)								
Legal reserve		-	-	354,986	(354,986)	-	-	-	-
Cash dividends		-	-	-	(1,672,652)	-	-	-	(1,672,652)
Balance at December 31, 2023		$ 7,272,401	$ 6,064,637	$ 2,930,973	$ 8,532,433	$ (656)	$ 96,958	$ (43,094)	$ 24,853,652

The accompanying notes are an integral part of these consolidated financial statements.

-164-

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of New Taiwan dollars)

| | Notes | Years ended December 31, | |
		2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before income tax		$ 2,268,226	$ 4,027,872
Adjustments to reconcile profit (loss)			
Depreciation expenses	6(8)(10)(24)	4,779,333	4,751,902
Expected credit (gains) losses		(302)	897
Interest expense	6(23)	265,957	142,439
Interest income	6(20)	(193,189)	(57,199)
Dividend income	6(21)	(6,592)	(9,816)
Share of profit of associates and joint ventures accounted for using equity method		(219,891)	(453,715)
(Gain) loss on valuation of financial assets at fair value through profit or loss	6(2)(22)	(39,254)	69,404
Gain on disposal of property, plant and equipment	6(19)	(18,431)	(74,548)
Gain from lease modifications	6(19)	-	(139)
Impairment loss on property, plant and equipment	6(8)(19)	9,236	12,721
Deferred income		(20,839)	(17,859)
Changes in operating assets and liabilities			
Changes in operating assets			
Financial assets at fair value through profit or loss		124,743	162,332
Current contract assets		(2,470)	18,788
Notes receivable		-	1,035
Accounts receivable		(944,603)	1,961,924
Other receivables		48,736	15,849
Inventories		641,761	(3,232)
Prepayments		3,104	37,748
Changes in operating liabilities			
Notes payable		352	109
Accounts payable		224,117	(451,589)
Other payables		(90,786)	(161,212)
Current provisions		6,921	22,362
Current refund liabilities		544	27,274
Other current liabilities		1,293	8,097
Net defined benefit liability, non-current		(21,179)	(21,839)
Cash generated from operations		6,816,787	10,009,605
Interest received		194,136	42,170
Dividend received		10,327	26,416
Interest paid		(227,488)	(107,210)
Income tax paid		(186,280)	(1,354,548)
Net cash generated from operating activities		6,607,482	8,616,433

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of New Taiwan dollars)

| | Notes | Years ended December 31, | |
		2023	2022
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of financial assets at amortized cost		$ (72,201)	$ (133,182)
Proceeds from repayments of financial assets at amortized cost		130,220	69,022
Acquisition of financial assets at fair value through other comprehensive income	6(6)	(12,500)	-
Acquisition of property, plant and equipment	6(28)	(3,073,881)	(4,699,369)
Proceeds from disposal of property, plant and equipment		83,679	77,339
Decrease (increase) in refundable deposits		1,064	(493)
Increase in other non-current assets		(160,703)	(400,569)
Increase in long-term deferred revenue		14,145	25,328
Net cash used in investing activities		(3,090,177)	(5,061,924)
CASH FLOWS FROM FINANCING ACTIVITIES	6(29)		
Proceeds from short-term bank loans		1,273,873	348,006
Payments on short-term bank loans		(1,273,873)	(1,079,757)
Payments on lease liabilities		(293,383)	(237,869)
Proceeds from long-term bank loans		2,430,224	4,567,672
Payments on long-term bank loans		(1,522,918)	(54,000)
Decrease in guarantee deposits		(365)	(25)
Cash dividend paid	6(16)	(1,672,652)	(3,127,133)
Net cash (used in) generated from financing activities		(1,059,094)	416,894
Effect of foreign exchange rate changes		(780)	19,025
Net increase in cash and cash equivalents		2,457,431	3,990,428
Cash and cash equivalents at beginning of year		9,896,604	5,906,176
Cash and cash equivalents at end of year		$ 12,354,035	$ 9,896,604

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

1. HISTORY AND ORGANIZATION

ChipMOS TECHNOLOGIES INC. (the "Company") was incorporated on July 28, 1997. The Company and its subsidiaries (collectively referred herein as the "Group") are primarily engaged in the research, development, manufacturing and sale of high-integration and high-precision integrated circuits and related assembly and testing services. On April 11, 2014, the Company's shares were listed on the Taiwan Stock Exchange. On November 1, 2016, the Company's American Depositary Shares ("ADSs") were listed on the NASDAQ Global Select Market.

2. THE AUTHORIZATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on February 22, 2024.

3. APPLICATION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS AND INTERPRETATIONS

(1) Effect of the adoption of new or amended International Financial Reporting Standards ("IFRS®") Accounting Standards that came into effect as endorsed by the Financial Supervisory Commission ("FSC")

A. New standards, interpretations and amendments endorsed by the FSC and became effective from 2023 are as follows:

New Standards, Interpretations and Amendments	Effective date issued by International Accounting Standards Board ("IASB")
Amendments to IAS 1, "Disclosure of Accounting Policies"	January 1, 2023
Amendments to IAS 8, "Definition of Accounting Estimates"	January 1, 2023
Amendments to IAS 12, "Deferred Tax related to Assets and Liabilities arising from a Single Transaction"	January 1, 2023
Amendments to IAS 12, "International Tax Reform–Pillar Two Model Rules"	May 23, 2023

B. Based on the Group's assessment, the above standards and interpretations have no significant impact on the Group's financial position and financial performance.

(2) Effect of new, revised or amended IFRS Accounting Standards as endorsed by the FSC that has not yet adopted

A. New standards, interpretations and amendments endorsed by the FSC and will become effective from 2024 are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 16, "Lease Liability in a Sale and Leaseback"	January 1, 2024
Amendments to IAS 1, "Classification of Liabilities as Current or Non-current"	January 1, 2024
Amendments to IAS 1, "Non-current Liabilities with Covenants"	January 1, 2024
Amendments to IAS 7 and IFRS 7, "Supplier Finance Arrangements"	January 1, 2024

B. Based on the Group's assessment, the above standards and interpretations have no significant impact on the Group's financial position and financial performance.

(3) The IFRS Accounting Standards issued by IASB but not yet endorsed by the FSC

A. New standards, interpretations and amendments issued by IASB but not yet included in the IFRS Accounting Standards as endorsed by the FSC are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 10 and IAS 28, "Sale or Contribution of Assets between an Investor and its Associate or Joint Venture"	To be determined by IASB
IFRS 17, "Insurance Contracts"	January 1, 2023
Amendments to IFRS 17, "Insurance Contracts"	January 1, 2023
Amendment to IFRS 17, "Initial Application of IFRS 17 and IFRS 9 – Comparative Information"	January 1, 2023
Amendments to IAS 21, "Lack of Exchangeability"	January 1, 2025

B. Based on the Group's assessment, the above standards and interpretations have no significant impact on the Group's financial position and financial performance.

4. SUMMARY OF MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these accompanying consolidated financial statements are set out below. These policies have been consistently applied during the reported periods, unless otherwise stated.

(1) Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, IFRS, IAS, IFRIC® Interpretations, and SIC® Interpretations that came into effect as endorsed by the FSC (collectively referred herein as the "IFRSs").

(2) Basis of preparation

A. Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

(a) Financial assets at fair value through profit or loss (including derivative instruments).

(b) Financial assets at fair value through other comprehensive income.

(c) Defined benefit liabilities were recognized based on the net amount of pension fund assets less the present value of benefit obligation.

B. The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

(3) Basis of consolidation

A. Basis for preparation of consolidated financial statements:

(a) All subsidiaries are included in the Group's consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

(b) Transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

(c) Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in a deficit balance in the non-controlling interests.

(d) Changes in a parent's ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary (transactions with non-controlling interests) are accounted for as equity transactions, i.e. transactions with owners in their capacity as owners. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity.

(e) When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

B. Subsidiaries included in the consolidated financial statements:

Name of investor	Name of investee	Main business	Percentage of Ownership (%) December 31, 2023	December 31, 2022
The Company	ChipMOS U.S.A., Inc. ("ChipMOS USA")	Marketing of semiconductors and electronic related products	100	100
The Company	ChipMOS TECHNOLOGIES (BVI) LTD. ("ChipMOS BVI")	Holding company	100	100
ChipMOS BVI	ChipMOS SEMICONDUCTORS (Shanghai) LTD. ("ChipMOS Shanghai")	Marketing of semiconductors and electronic related products	100	100

C. Subsidiaries not included in the consolidated financial statements: None.

D. Adjustments for subsidiaries with different balance sheet dates: Not applicable.

E. No significant restrictions on the ability of subsidiaries to transfer funds to parent company.

F. Subsidiaries that have non-controlling interests that are material to the Group: None.

(4) Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in New Taiwan dollars (NTD), which is the Company's functional currency and the Group's presentation currency.

A. Foreign currency transactions and balances

(a) Foreign currency transactions are translated into the functional currency using the exchange rates on the trade date or measurement date. Therefore, foreign exchange differences resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

(b) Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation are recognized in profit or loss on the balance sheet date.

(c) Non-monetary assets and liabilities denominated in foreign currencies held at fair value through profit or loss are re-translated at the exchange rates prevailing at the balance sheet date; their exchange differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currencies held at fair value through other comprehensive income are re-translated at the exchange rates prevailing at the balance sheet date; their exchange differences are recognized in other comprehensive income. However, non-monetary assets and liabilities denominated in foreign currencies that are not measured at fair value are translated using the historical exchange rates at the initial dates of the transactions.

(d) All foreign exchange differences are presented in the statement of comprehensive income under "Other gains and losses" by the nature of transactions.

B. Translation of foreign operations

The operating results and financial position of all the group entities, associates that have different functional currency and presentation currency are translated into the presentation currency as follows:

(a) Assets and liabilities for each balance sheet are translated at the exchange rates prevailing at the balance sheet date;

(b) Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period; and

(c) All exchange differences are recognized in other comprehensive income.

(5) Classification of current and non-current assets and liabilities

A. Assets that meet one of the following criteria are classified as current assets:

(a) Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

(b) Assets held mainly for trading purposes;

(c) Assets that are expected to be realized within 12 months from the balance sheet date;

(d) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than 12 months after the balance sheet date.

All assets that do not meet the above criteria are classified as non-current assets.

B. Liabilities that meet one of the following criteria are classified as current liabilities:

(a) Liabilities that are expected to be settled within the normal operating cycle;

(b) Liabilities arising mainly from trading activities;

(c) Liabilities that are to be settled within 12 months from the balance sheet date;

(d) Liabilities for which the repayment date cannot be unconditionally extended to more than 12 months after the balance sheet date. Liabilities bearing terms that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All liabilities that do not meet the above criteria are classified as non-current liabilities.

(6) Cash equivalents

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value (including time deposits with less than 3 months contract period). Time deposits that meet the above definition and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

(7) Financial assets at fair value through profit or loss

    A. Financial assets at fair value through profit or loss are financial assets that are not measured at amortized cost or fair value through other comprehensive income.

    B. On a regular way purchase or sale basis, financial assets at fair value through profit or loss are recognized and derecognized using settlement date accounting.

    C. At initial recognition, the Group measures the financial assets at fair value and recognizes the transaction costs in profit or loss. The Group subsequently measures the financial assets at fair value, and recognizes the gain or loss in profit or loss.

    D. The Group recognizes the dividend income when the right to receive such payment is confirmed, inflow of the future economic benefits associated with the dividend is probable to the Group and the amount of the dividend can be measured reliably.

(8) Financial assets at fair value through other comprehensive income

    A. Financial assets at fair value through other comprehensive income comprise equity instruments which are not held for trading, and for which the Group has made an irrevocable election at initial recognition to recognize changes in fair value in other comprehensive income.

    B. On a regular way purchase or sale basis, financial assets at fair value through other comprehensive income are recognized and derecognized using settlement date accounting.

    C. At initial recognition, the Group measures the financial assets at fair value plus transaction costs. The Group subsequently measures the financial assets at fair value:
The changes in fair value of equity instruments that were recognized in other comprehensive income are reclassified to retained earnings and are not reclassified to profit or loss following the derecognition of the investment. Dividends are recognized as income when the right to receive such payment is confirmed, inflow of the future economic benefits associated with the dividend is probable to the Group and the amount of the dividend can be measured reliably.

(9) Financial assets at amortized cost

    A. Financial assets at amortized cost are those that meet all of the following criteria:

        (a) The objective of the Group's business model is achieved by collecting contractual cash flows.

        (b) The financial assets' contractual cash flows represent solely payments of principal and interest.

    B. The Group's time deposits which do not fall under cash equivalents are those with a short maturity period and are measured at initial investment amount as the effect of discounting is immaterial.

(10) Accounts receivable

    A. Accounts receivable entitle the Group a legal right to receive consideration in exchange for transferred goods or rendered services.

    B. The short-term accounts receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(11) Impairment of financial assets

For financial assets at amortized cost, at each reporting date, the Group recognizes the impairment provision for 12 months expected credit losses if there has not been a significant increase in credit

risk since initial recognition or recognizes the impairment provision for the lifetime expected credit losses if such credit risk has increased since initial recognition after taking into consideration all reasonable and verifiable information that includes forecasts. On the other hand, for accounts receivable or contract assets that do not contain a significant financing component, the Group recognizes the impairment provision for lifetime expected credit losses.

(12) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset have expired.

(13) Inventories

Inventories are initially recorded at standard costs. Cost is determined on a weighted-average cost basis. At the end of reporting period, the differences between actual costs and standard costs were allocated to inventories and cost of revenue based on an appropriate rate. Allocation of fixed production overheads is based on the normal operating capacity of the production facilities. Costs associated with underutilized capacity are expensed in the period that the cost occurs.
Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The item by item approach is used in raw materials. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.

(14) Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly. They are stated at the lower of carrying amount and fair value less costs to sell.

(15) Investments accounted for using equity method – associates

A. Associates are all entities over which the Group has significant influence but not control. In general, it is presumed that the investor has significant influence, if an investor holds, directly or indirectly 20 percent or more of the voting power of the investee. Investments in associates are accounted for using the equity method and are initially recognized at cost.

B. The Group's share of its associates' post-acquisition profits or losses is recognized in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. When the Group's share of losses in an associate equals or exceeds its interests in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

C. When changes in an associate's equity that are not recognized in profit or loss or other comprehensive income of the associate and such changes not affecting the Group's ownership percentage of the associate, the Group recognizes the Group's share of change in equity of the associate in "Capital surplus" in proportion to its ownership.

D. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

E. In the case where an associate issues new shares and the Group does not subscribe or proportionately acquire the new shares, which results in a change in the Group's ownership percentage of the associate while maintaining significant influence on the associate, then "Capital surplus" and "Investments accounted for using equity method" shall be adjusted for the increase or decrease of its share of equity interests. If the above condition causes a decrease in the Group's ownership percentage of the associate, in addition to the above adjustment, the amounts previously recognized in other comprehensive income in relation to the associate are reclassified to profit or loss proportionately on the same basis as would be required if the relevant assets or liabilities were disposed of.

F. When the Group disposes of its investment in an associate, if it loses significant influence on this associate, the amounts previously recognized in other comprehensive income in relation to the associate are reclassified to profit or loss, on the same basis as would be required if the relevant assets or liabilities were disposed of. If it still retains significant influence on this associate, then the amounts previously recognized in other comprehensive income in relation to the associate are reclassified to profit or loss proportionately in accordance with the aforementioned approach.

(16) Property, plant and equipment

A. Property, plant and equipment are initially recorded at cost. Borrowing costs incurred during the construction period are capitalized.

B. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

C. Land is not depreciated. Other property, plant and equipment apply cost model and are depreciated using the straight-line method to allocate their cost over their estimated useful lives. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

D. The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets' residual values and useful lives differ from previous estimates or the patterns of consumption of the assets' future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8 "Accounting Policies, Change in Accounting Estimates and Errors", from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Buildings	1 to 51 years
Machinery and equipment	1 to 20 years
Tools	1 to 4 years
Others	1 to 7 years

(17) Leasing arrangements (lessee) – right-of-use assets / lease liabilities

A. Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group. For short-term leases or leases of low value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.

B. Lease liabilities include the net present value of the remaining lease payments at the commencement date, discounted using the incremental borrowing interest rate. Lease payments are comprised of the following:

(a) Fixed payments, less any lease incentives receivable;

(b) The exercise price of a purchase option, if the lessee is reasonably certain to exercise that option.

The Group subsequently measures the lease liability at amortized cost using the interest method and recognizes interest expense over the lease term. The lease liability is remeasured and the amount of remeasurement is recognized as an adjustment to the right-of-use asset when there are changes in the lease term or lease payments and such changes do not arise from contract modifications.

C. At the commencement date, the right-of-use asset is stated at the amount of the initial measurement of lease liability. The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset's useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.

(18) Impairment of non-financial assets

The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell or value in use. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

(19) Loans

Loans comprise long-term and short-term bank loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in profit or loss over the period of the loans using the effective interest method.

(20) Accounts and notes payable

A. Accounts payable are liabilities for purchases of raw materials, goods or services and notes payable are those resulting from operating and non-operating activities.

B. The short-term accounts and notes payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(21) Derecognition of financial liabilities

A financial liability is derecognized when the obligation specified in the contract is either discharged or cancelled or expires.

(22) Provisions for deficiency compensation

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation on the balance

sheet date, which is discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. When discounting is used, the increase in the provision arising from the passage of time is recognized as interest expense. Provisions are not recognized for future operating losses.

(23) Employee benefits

A. Short-term employee benefits

Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees and should be recognized as expenses when the employees render service.

B. Pensions

(a) Defined contribution plans

For defined contribution plans, the contributions are recognized as pension expenses when they are due on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in future payments.

(b) Defined benefit plans

i. Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Group in the current period or prior periods. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The net defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The discount rate is determined by using the interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

ii. Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.

iii. Past service costs are recognized immediately in profit or loss.

C. Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of employment as a result from either the Group's decision to terminate an employee's employment before the normal retirement date, or an employee's decision to accept an offer of redundancy benefits in exchange for the termination of employment. The Group recognizes an expense as it can no longer withdraw an offer of termination benefits, or it recognizes related restructuring costs, whichever is earlier. Benefits that are expected to be due more than 12 months after balance sheet date shall be discounted to their present value.

D. Employees' compensation and directors' remuneration

Employees' compensation and directors' remuneration are recognized as expenses and liabilities, provided that such recognition is required under legal obligation or constructive obligation and those amounts can be reliably estimated. Any difference between the resolved amounts and the subsequently actual distributed amounts is accounted for as changes in

estimates. If employee compensation is paid by shares, the Company calculates the number of shares based on the closing price at the previous day of the board meeting resolution.

(24) Income tax

A. The income tax expense for the period comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the income tax is recognized in other comprehensive income or equity.

B. The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities. An additional income tax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year the stockholders resolve to retain the earnings.

C. Deferred tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

D. Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each balance sheet date, unrecognized and recognized deferred tax assets are reassessed.

E. A deferred tax asset shall be recognized for the carryforward of unused tax credits resulting from equity investments to the extent that it is possible that future taxable profit will be available against which the unused tax credits can be utilized.

F. If a change in tax rate is enacted or substantively enacted, the Group recognizes the effect of the change immediately in the period in which the change occurs. The effect of the change on items recognized outside profit or loss is recognized in other comprehensive income or equity while the effect of the change on items recognized in profit or loss is recognized in profit or loss.

(25) Capital stock

A. Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares in net proceeds of tax are shown in equity as a deduction.

B. Where the Company repurchases the Company's shares that have been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received,

net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

(26) Dividends

Dividends are recorded in the Company's financial statements in the period in which they are resolved by the Company's shareholders. Cash dividends are recorded as liabilities; stock dividends are recorded as stock dividends to be distributed and are reclassified to ordinary shares on the effective date of new shares issuance.

(27) Revenue recognition

A. The Group is primarily engaged in the customized assembly and testing services of high-integration and high-precision integrated circuits based on customer's specification demand to create or enhance the product. When providing assembly and testing services, the Group considers:

(a) Customer controls the provided raw materials and the Group receives the instruction from the customer on providing assembly and testing services and subsequent treatments.

(b) The Group provides assembly and testing services to create or enhance an asset which is solely provided and controlled by the customer. The Group has no right to transfer the asset for another use.

As the asset ownership belongs to the customer, who bears the significant risk and rewards and rights on the use of the asset, the Group recognizes assembly and testing service revenue based on the progress towards completion of performance obligation during the service period.

B. The progress towards completion on assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors ("LCDD") and Bumping are measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. The Group provides assembly and testing services based on customer's specification, thus, the input costs incurred to assembly and testing volume completed in testing services are not linear over the duration of these services. Customer payment on assembly and testing services is based on predetermined payment schedule. A contract asset is recognized when the Group provides services in excess of customer's payment.

(28) Government grants

Government grants are recognized at their fair value only when there is reasonable assurance that the Group will comply with any conditions attached to the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes expenses for the related costs for which the grants are intended to compensate.
Government grants related to property, plant and equipment are recognized as non-current liabilities and are amortized to profit or loss over the estimated useful lives of the related assets using straight-line method.

(29) Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group's chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chairman of the Board of Directors that makes strategic decisions.

5. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND KEY SOURCES OF ASSUMPTION UNCERTAINTY

The preparation of the accompanying consolidated financial statements requires management to make critical judgments in applying the Group's accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

Critical accounting estimates and assumptions – Revenue recognition

The Group recognizes revenue from services for assembly, LCDD and Bumping based on the progress towards completion of performance obligation during the service period. The Group estimates total expected input costs based on historical experience and measures the progress towards completion by the actual input costs relative to the total expected input costs.

6. DETAILS OF SIGNIFICANT ACCOUNTS

(1) Cash and cash equivalents

	December 31, 2023	December 31, 2022
Cash on hand and petty cash	$ 450	$ 450
Checking accounts and demand deposits	1,434,939	2,248,954
Time deposits	10,918,646	7,647,200
	$ 12,354,035	$ 9,896,604

A. The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

B. No cash and cash equivalents of the Group were pledged to others.

(2) Financial assets at fair value through profit or loss

	December 31, 2023	December 31, 2022
Current:		
Financial assets mandatorily measured at fair value through profit or loss		
Listed stocks	$ 53,747	$ 171,988
Valuation adjustment	(11,012)	(43,764)
	$ 42,735	$ 128,224

A. Amounts recognized in profit or loss in relation to the financial assets at fair value through profit or loss are listed below:

	2023	2022
Financial assets mandatorily measured at fair value through profit or loss		
Listed stocks	$ 22,001	$ (75,211)
Beneficiary certificates	17,253	5,807
	$ 39,254	$ (69,404)

B. No financial assets at fair value through profit or loss were pledged to others.

C. Information relating to price risk of financial assets at fair value through profit or loss is provided in Note 12(2).

(3) Financial assets at amortized cost

	December 31, 2023	December 31, 2022
Current:		
Time deposits	$ 41,066	$ 98,731
Non-current:		
Restricted bank deposits	$ 37,411	$ 37,362

A. Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	2023	2022
Interest income	$ 1,861	$ 587

B. Without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group is the carrying amount at the end of each reporting period.

C. Information about the financial assets at amortized cost that were pledged to others as collateral is provided in Note 8.

D. Information relating to credit risk of financial assets at amortized cost is provided in Note 12(2).

(4) Accounts receivable

	December 31, 2023	December 31, 2022
Accounts receivable	$ 5,328,835	$ 4,384,232
Less: Loss allowance	(2,454)	(2,669)
	$ 5,326,381	$ 4,381,563

A. The Group's credit term granted to customers is 30~90 days. Receivables do not bear interest. The loss allowance is determined based on the credit quality of customers. Information relating to credit risk is provided in Note 12(2).

B. The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2023	December 31, 2022
Current	$ 5,326,523	$ 4,357,073
Within 1 month	2,089	27,159
1-2 months	223	-
	$ 5,328,835	$ 4,384,232

C. As of December 31, 2023 and 2022, accounts receivable were all from contracts with customers. And as of January 1, 2022, the balance of accounts receivable from contracts with customers was $6,344,246.

D. Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group's maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.

E. No accounts receivable of the Group were pledged to others.

(5) Inventories

| | December 31, 2023 | | |
	Cost	Allowance for impairment losses	Carrying amount
Raw materials	$ 2,754,911	$ (186,263)	$ 2,568,648

| | December 31, 2022 | | |
	Cost	Allowance for impairment losses	Carrying amount
Raw materials	$ 3,316,039	$ (105,630)	$ 3,210,409

The cost of inventories recognized as an expense for the year:

	2023	2022
Cost of revenue	$ 17,723,687	$ 18,611,515
Loss on abandonment	2,483	9,448
Allowance for (reversal of) inventory valuation and obsolescence loss	80,633	(15,956)
	$ 17,806,803	$ 18,605,007

A. Allowance for inventory valuation and obsolescence loss was recognized due to the change in net realizable value.

B. No inventories of the Group were pledged to others.

(6) Non-current financial assets at fair value through other comprehensive income

	December 31, 2023	December 31, 2022
Designation of equity instruments		
Foreign unlisted stocks	$ 38,534	$ 38,534
Valuation adjustment	81,783	299,568
	$ 120,317	$ 338,102

A. Based on the Group's business model, the foreign unlisted stocks held for strategic investments were elected to classify as Financial assets at fair value through other comprehensive income. As of December 31, 2023 and 2022, the fair value of aforementioned investments is the carrying amount at the end of each reporting period.

B. Amounts recognized in other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	2023	2022
Financial assets at fair value through other comprehensive income		
Foreign unlisted stocks	$ (217,785)	$ (46,419)

C. No financial assets at fair value through other comprehensive income were pledged to others.

D. In April 2023, the Company acquired 1,000 thousand ordinary shares of Daypower Energy Co., Ltd. ("Daypower Energy") in the amount of $12,500, representing 10% of shareholding and was recorded as financial assets at fair value through other comprehensive income. Subsequently, in August 2023, the Company participated in the re-election of the directors of Daypower Energy and obtained significant influence by holding one seat in Daypower Energy's Board of Directors. As a result, the Company reclassified the investment as investment accounted for using equity method from financial assets at fair value through other comprehensive income. Information related to Daypower Energy investment is provided in Note 6(7).

E. Information about fair value measurement is provided in Note 12(3).

(7) Investments accounted for using equity method

Associates	December 31, 2023	December 31, 2022
JMC ELECTRONICS CO., LTD. ("JMC")	$ 277,076	$ 267,070
Unimos Microelectronics (Shanghai) Co., Ltd. ("Unimos Shanghai") (Note)	-	4,086,378
Daypower Energy	13,466	-
	$ 290,542	$ 4,353,448

Note: On December 21, 2023, the Company's Board of Directors approved its subsidiary ChipMOS BVI to sell the investment accounted for using equity method in Unimos Shanghai and reclassified the investment as non-current assets held for sale. Information relating to non-current assets held for sale is provided in Note 6(9).

A. The carrying amount of the Group's interests in all individually immaterial associates and the Group's share of the operating results are summarized below:
As of December 31, 2023 and 2022, the carrying amount of the Group's individually immaterial associates amounted to $290,542 and $4,353,448, respectively.

	2023	2022
Profit for the year from continuing operations	$ 1,714	$ 453,715
Other comprehensive income (loss), net of income tax	12,993	(28,254)
Total comprehensive income	$ 14,707	$ 425,461

B. JMC has quoted market prices. As of December 31, 2023 and 2022, the fair value was $303,780 and $249,000, respectively.

C. Both JMC and Daypower Energy are recognized as investment accounted for using equity method given that the Company retains significant influence by holding one seat in JMC's and Daypower Energy's Board of Directors.

(8)　Property, plant and equipment

			2023				
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
January 1							
Cost	$ 452,738	$ 13,379,852	$ 59,197,255	$ 5,716,357	$ 2,615,959	$ 504,200	$ 81,866,361
Accumulated depreciation and impairment	-	(7,994,344)	(46,438,887)	(4,919,660)	(2,067,265)	-	(61,420,156)
	$ 452,738	$ 5,385,508	$ 12,758,368	$ 796,697	$ 548,694	$ 504,200	$ 20,446,205
January 1	$ 452,738	$ 5,385,508	$ 12,758,368	$ 796,697	$ 548,694	$ 504,200	$ 20,446,205
Additions	-	1,303	5,579	291	1,376	3,219,922	3,228,471
Disposals	-	-	(16,574)	(11,038)	-	-	(27,612)
Reclassifications	2,000	469,597	1,787,140	586,090	226,610	(3,071,437)	-
Depreciation expenses	-	(557,187)	(3,043,504)	(635,227)	(262,388)	-	(4,498,306)
Impairment losses	-	-	(9,236)	-	-	-	(9,236)
Exchange adjustment	-	-	-	-	(19)	-	(19)
December 31	$ 454,738	$ 5,299,221	$ 11,481,773	$ 736,813	$ 514,273	$ 652,685	$ 19,139,503
December 31							
Cost	$ 454,738	$ 13,850,418	$ 60,650,428	$ 5,959,251	$ 2,774,055	$ 652,685	$ 84,341,575
Accumulated depreciation and impairment	-	(8,551,197)	(49,168,655)	(5,222,438)	(2,259,782)	-	(65,202,072)
	$ 454,738	$ 5,299,221	$ 11,481,773	$ 736,813	$ 514,273	$ 652,685	$ 19,139,503

			2022				
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
January 1							
Cost	$ 452,738	$ 11,877,419	$ 57,176,339	$ 5,574,316	$ 2,345,204	$ 682,929	$ 78,108,945
Accumulated depreciation and impairment	-	(7,533,863)	(43,894,154)	(4,736,326)	(1,833,481)	-	(57,997,824)
	$ 452,738	$ 4,343,556	$ 13,282,185	$ 837,990	$ 511,723	$ 682,929	$ 20,111,121
January 1	$ 452,738	$ 4,343,556	$ 13,282,185	$ 837,990	$ 511,723	$ 682,929	$ 20,111,121
Additions	-	3,780	6,748	636	-	4,907,318	4,918,482
Disposals	-	-	(46,084)	(2,597)	-	-	(48,681)
Reclassifications	-	1,503,432	2,603,381	685,481	294,765	(5,086,047)	1,012
Depreciation expenses	-	(465,260)	(3,075,191)	(724,813)	(257,817)	-	(4,523,081)
Impairment losses	-	-	(12,721)	-	-	-	(12,721)
Exchange adjustment	-	-	50	-	23	-	73
December 31	$ 452,738	$ 5,385,508	$ 12,758,368	$ 796,697	$ 548,694	$ 504,200	$ 20,446,205
December 31							
Cost	$ 452,738	$ 13,379,852	$ 59,197,255	$ 5,716,357	$ 2,615,959	$ 504,200	$ 81,866,361
Accumulated depreciation and impairment	-	(7,994,344)	(46,438,887)	(4,919,660)	(2,067,265)	-	(61,420,156)
	$ 452,738	$ 5,385,508	$ 12,758,368	$ 796,697	$ 548,694	$ 504,200	$ 20,446,205

A. Amount of borrowing costs capitalized as part of property, plant and equipment and the range of the interest rates for such capitalization are as follows:

	2023	2022
Amount of interest capitalized	$ 7,692	$ 10,856
Range of the interest rates for capitalization	1.4588%	1.0094%

B. Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 8.

(9) Non-current assets held for sale

On December 21, 2023, the Company's Board of Directors approved its subsidiary ChipMOS BVI to sell the 45.0242% owned equity investment accounted for using equity method in Unimos Shanghai to Suzhou Oriza PuHua Zhixin Equity Investment Partnership (L.P.) and other strategic investors. Therefore, the investment accounted for using equity method of Unimos Shanghai have been reclassified as non-current assets held for sale at the carrying amount. The equity transfer is expected to be completed in the first half of 2024.

A. Assets held for sale:

	December 31, 2023
Investment accounted for using equity method in Unimos Shanghai	$ 4,278,658

B. Information relating to cumulative income or expense recognized in other comprehensive income relating to disposal assets classified as held for sale is provided in Note 6(17).

(10) Leasing arrangements – lessee

A. The Group leases various assets, including land, buildings, machinery and equipment, and others. Lease contracts are typically made for periods of 2 to 30 years. For machinery and equipment, lease contracts are between 2 to 3 years. For land, lease contracts are between 10 to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease contracts do not impose covenants, but leased assets may not be used as security for borrowing purposes.

B. The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	Carrying amount	
	December 31, 2023	December 31, 2022
Land	$ 615,385	$ 630,969
Buildings	7,723	8,214
Machinery and equipment	411,809	257,196
Others	2,585	2,613
	$ 1,037,502	$ 898,992

	Depreciation expenses	
	2023	2022
Land	$ 21,524	$ 21,904
Buildings	11,738	10,861
Machinery and equipment	245,304	194,059
Others	2,461	1,997
	$ 281,027	$ 228,821

C. For the years ended December 31, 2023 and 2022, additions to right-of-use assets were $419,625 and $308,550, respectively.

D. The information on profit or loss accounts relating to lease contracts is as follows:

	2023	2022
Items affecting profit or loss		
Interest expense on lease liabilities	$ 18,757	$ 14,556
Expense on short-term lease contracts	55,944	95,213

E. For the years ended December 31, 2023 and 2022, the Group's total cash outflow for leases were $351,063 and $333,133, respectively.

(11) Other payables

	December 31, 2023	December 31, 2022
Payable to equipment suppliers	$ 1,196,181	$ 1,405,931
Salaries and bonuses payable	994,651	1,002,577
Employees' compensation payable	250,181	447,303
Pension payable	16,825	16,541
Directors' remuneration payable	6,255	11,182
Interest payable	9,625	7,768
Other expense payable	1,005,327	905,179
	$ 3,479,045	$ 3,796,481

(12) Long-term bank loans

Type of loans	Period and payment term	December 31, 2023	December 31, 2022
Government granted bank loans	Borrowing period is from March 11, 2020 to October 15, 2032; interest is repayable monthly; principal is repayable monthly from March 15, 2023	$ 14,972,311	$ 14,056,131
Less: Unamortized interest on government granted bank loans		(60,592)	(88,330)
Less: Current portion (fee included)		(2,263,718)	(1,522,917)
		$ 12,648,001	$ 12,444,884
Interest rate range		1.2%~1.75%	1.075%~1.625%
Unused credit lines of long-term bank loans			
NT$		$ 7,232,770	$ 9,671,868

A. On January 1, 2019, Ministry of Economic Affairs, R.O.C. ("MOEA") implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 and September 2022 with the line of credit amounted to NT$23.73 billion and terms from seven to ten years. Funding from these loans was used to invest in machineries, equipment and plant expansions and broaden the Company's working capital.

B. On May 15, 2018, the Company entered into a syndicated loan with eleven banks in Taiwan, including Taiwan Cooperative Bank, in the amount of NT$12 billion with a term of five years. Funding from this syndicated loan was used to repay the existing debt of financial institutions and broaden the Company's mid-term working capital. Pursuant to the syndicated loan agreement, the Group is required to maintain certain financial ratios including current ratio, interest protection multiples and debt to equity ratio during the loan periods. The syndicated loan was fully repaid in advance in March 2022.

C. Information about the items that are pledged to others as collaterals for long-term bank loans is provided in Note 8.

(13) Pensions

A. Defined Benefit Plans

The Company has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular employees' service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who chose to continue to be subject to the pension mechanism under the Labor Standards Act. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company contributes monthly an amount equal to 2% of the employees' monthly salaries and wages to the pension fund deposited with the Bank of Taiwan, the trustee, under the name of the independent pension fund committee. Also, the Company would assess the balance in the aforementioned labor pension reserve account by the end of every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method, to the employees expected to be qualified for retirement next year, the Company will make contributions to cover the deficit by March of following year.

(a) The amounts recognized in the balance sheets are as follows:

	December 31, 2023	December 31, 2022
Present value of defined benefit obligations	$ (744,191)	$ (759,548)
Fair value of plan assets	516,854	500,333
Net defined benefit liability	$ (227,337)	$ (259,215)

(b) Movements in net defined benefit liability are as follows:

	2023		
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
January 1	$ (759,548)	$ 500,333	$ (259,215)
Current services cost	(133)	-	(133)
Interest (expense) income	(11,150)	7,441	(3,709)
	(770,831)	507,774	(263,057)
Remeasurements:			
Return on plan assets (excluding amounts included in interest income or expense)	-	3,187	3,187
Impact on changes in demographic assumptions	14,216	-	14,216
Financial assumption movement effect	(7,103)	-	(7,103)
Experience adjustments	399	-	399
	7,512	3,187	10,699
Pension fund contribution	-	25,021	25,021
Paid pension	19,128	(19,128)	-
December 31	$ (744,191)	$ 516,854	$ (227,337)

	2022		
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
January 1	$ (959,677)	$ 456,389	$ (503,288)
Current services cost	(257)	-	(257)
Interest (expense) income	(6,589)	3,161	(3,428)
	(966,523)	459,550	(506,973)
Remeasurements:			
Return on plan assets (excluding amounts included in interest income or expense)	-	34,550	34,550
Financial assumption movement effect	73,218	-	73,218
Experience adjustments	114,466	-	114,466
	187,684	34,550	222,234
Pension fund contribution	-	25,524	25,524
Paid pension	19,291	(19,291)	-
December 31	$ (759,548)	$ 500,333	$ (259,215)

(c) The Bank of Taiwan was commissioned to manage the fund of the Company's defined benefit pension plan in accordance with the fund's annual investment and utilization plan and the Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund (Article 6: The scope of utilization for the fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings are less than aforementioned rates, government shall make payment for the deficit after being authorized by the authority. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of the fair value of plan asset in accordance with IAS 19 "Employee Benefits" paragraph 142. The composition of fair value of plan assets as of December 31, 2023 and 2022 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

(d) The principal actuarial assumptions used were as follows:

	2023	2022
Discount rate	1.40%	1.50%
Future salary increase	3.50%	3.50%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

The present value of defined benefit obligations is affected by the change in actuarial assumption. The analysis was as follows:

	Discount rate		Future salary increase	
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
December 31, 2023				
Effect on present value of defined benefit obligations	$ (17,562)	$ 18,228	$ 17,817	$ (17,262)
December 31, 2022				
Effect on present value of defined benefit obligations	$ (20,992)	$ 21,860	$ 21,385	$ (20,651)

The sensitivity analysis above is based on a change in an assumption while holding all other assumptions constant. In practice, changes in some of the assumptions may be correlated. The method of sensitivity analysis and the method of calculating net defined benefit liability in the balance sheet are the same.

The methods and types of assumptions used in preparing the sensitivity analysis remain unchanged from previous period.

(e) Expected contributions to the defined benefit pension plans of the Company for the year ending December 31, 2024 amounts to $24,000.

(f) As of December 31, 2023, the weighted average duration of that retirement plan is 9.7 years. The analysis of timing of the future pension payment was as follows:

Within 1 year	$ 69,288
1-2 years	42,487
2-5 years	115,279
5-10 years	181,850
	$ 408,904

B. Defined Contribution Plans

(a) Effective from July 1, 2005, the Company established a defined contribution pension plan ("New Plan") under the Labor Pension Act, covering all regular employees with Republic of China ("R.O.C.") nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees' monthly salaries and wages to the employees' individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2023 and 2022 were $190,913 and $201,606, respectively.

(b) According to the defined contribution pension plan stipulated by the People's Republic of China ("P.R.C."), ChipMOS Shanghai contributes monthly on amount based on a certain percentage of the local employees' monthly salaries and wages. The contribution percentage was both 16% for the years ended December 31, 2023 and 2022. The pension of each employee is managed by the government and ChipMOS Shanghai has no further obligations except the monthly contribution. The pension costs under defined contribution pension plan of ChipMOS Shanghai for the years ended December 31, 2023 and 2022 were $604 and $380, respectively.

(14) Capital stock

A. As of December 31, 2023, the Company's authorized capital was $9,700,000, consisting of 970,000 thousand ordinary shares, and the paid-in capital was $7,272,401 with a par value of $10 (in dollars) per share, consisting of 727,240 thousand ordinary shares. All proceeds from shares issued have been collected.

B. As of December 31, 2023, the outstanding ADSs were approximately 4,234,970 units representing 84,699 thousand ordinary shares and each ADS represents 20 ordinary shares of the Company. The major terms and conditions of the ADSs are summarized as follows:

   (a) Voting rights:
   ADS holders have no right to directly attend, vote or speak in shareholders' meetings with respect to the deposited shares. The depository bank shall vote on behalf of ADS holders or provide voting instruction to the designated person of the Company. The depository bank shall vote in the manner as instructed by ADS holders.

   (b) Distribution of dividends:
   ADS holders are deemed to have the same rights as holders of ordinary shares with respect to the distribution of dividends.

C. The number of the Company's ordinary shares outstanding as of January 1 and December 31 of 2023 and 2022 were all 727,240 thousand shares, respectively.

(15) Capital surplus

Pursuant to the R.O.C. Company Act, any capital surplus arising from paid-in capital in excess of par value on issuance of ordinary shares and donations can be used to cover accumulated deficits or to issue new shares or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficits. Furthermore, the R.O.C. Securities and Exchange Act requires that the amount of capital surplus to be capitalized mentioned above may not exceed 10% of the paid-in capital each year. The capital surplus may not be used to cover accumulated deficits unless the surplus reserve is insufficient.

| | 2023 | | |
	Share premium	Long-term Investment	Total
January 1	$ 6,043,483	$ 21,154	$ 6,064,637
December 31	$ 6,043,483	$ 21,154	$ 6,064,637

| | 2022 | | |
	Share premium	Long-term Investment	Total
January 1	$ 6,043,483	$ 21,002	$ 6,064,485
Changes in associates accounted for using equity method	-	152	152
December 31	$ 6,043,483	$ 21,154	$ 6,064,637

(16) Retained earnings

A. Under the Company's Articles of Incorporation, upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the Board of Directors sets aside a reserve based on the Company's operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders' meeting.

B. The Company's dividend policy is summarized here. A proposal on the distribution of dividends shall be submitted by the Board of Directors annually to the Shareholders' Meeting, and be based on factors such as past years' profit, the current and future investment environment, the Company's capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders' interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

C. Except for covering accumulated deficits or issuing new shares or cash to shareholders in proportion to their share ownership, the legal reserve may not be used for any other purpose. The use of the legal reserve for the issuance of shares or cash to shareholders in proportion to their share ownership is permitted, provided that the distribution of the reserve is limited to the portion in excess of 25% of the Company's paid-in capital.

D. In accordance with the regulations, the Company must set aside a special reserve from the debit balance on other equity items at the balance sheet date before distributing earnings. When the debit balance on other equity items is reversed subsequently, the reversed amount may be included in the distributable earnings.

E. The appropriations of 2022 and 2021 earnings were resolved in the shareholders' meeting held on May 30, 2023 and May 26, 2022, respectively. The appropriations and dividends per share are as follows:

	2022		2021	
	Amount	Cash distribution per share (in dollars)	Amount	Cash distribution per share (in dollars)
Legal reserve	$ 354,986		$ 505,482	
Cash dividend	1,672,652	$ 2.30	3,127,133	$ 4.30

(17) Other equity interest

	2023			
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Total
January 1	$ (17,369)	$ 258,581	$ -	$ 241,212
Currency translation differences				
- The Company	16,713	-	-	16,713
- Non-current assets held for sale	-	-	(43,094)	(43,094)
Evaluation adjustment				
- The Company	-	(217,785)	-	(217,785)
- Associates	-	12,605	-	12,605
Evaluation adjustment related tax				
- The Company	-	43,557	-	43,557
December 31	$ (656)	$ 96,958	$ (43,094)	$ 53,208

	2022		
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total
January 1	$ (86,025)	$ 324,069	$ 238,044
Currency translation differences			
- The Company	68,656	-	68,656
Evaluation adjustment			
- The Company	-	(46,419)	(46,419)
- Associates	-	(28,353)	(28,353)
Evaluation adjustment related tax			
- The Company	-	9,284	9,284
December 31	$ (17,369)	$ 258,581	$ 241,212

(18) Revenue

	2023	2022
Revenue from contracts with customers	$ 21,356,228	$ 23,517,064

A. The Group is primarily engaged in the assembly and testing services of high-integration and high-precision integrated circuits, and recognized revenue based on the progress towards completion of performance obligation during the service period. Information on revenue disaggregation is provided in Note 14.

B. Contract assets

The Group has recognized the following contract assets in relation to revenue from contracts with customers:

	December 31, 2023	December 31, 2022	January 1, 2022
Contract assets	$ 383,883	$ 381,358	$ 400,255

C. The information relating to loss allowance for contract assets is provided in Note 12(2).

D. All of the service contracts are for periods of one year or less. As permitted under IFRS 15, "Revenue from Contracts with Customers", the transaction price allocated to these unsatisfied contracts is not disclosed.

(19) Other income (expenses), net

	2023	2022
Gain on disposal of property, plant and equipment	$ 18,431	$ 74,548
Gain on disposal of scrapped materials	44,662	35,381
Gain on disposal of items purchased on behalf of others	12,729	19,107
Gain from lease modifications	-	139
Impairment loss on property, plant and equipment	(9,236)	(12,721)
Others	19,357	13,479
	$ 85,943	$ 129,933

(20) Interest income

	2023	2022
Bank deposits	$ 191,265	$ 56,612
Financial assets at amortized cost	1,861	587
Other interest income	63	-
	$ 193,189	$ 57,199

(21) Other income

	2023	2022
Rental income	$ 48,264	$ 35,848
Grant income	22,727	21,327
Dividend income	6,592	9,816
	$ 77,583	$ 66,991

(22) Other gains and losses

	2023	2022
Foreign exchange gains, net	$ 78,170	$ 448,097
Gain (loss) on valuation of financial assets at fair value through profit or loss	39,254	(69,404)
Reimbursement of ADSs service charge	2,121	2,412
Compensation income	20	174
Others	15,936	5,288
	$ 135,501	$ 386,567

(23) Finance costs

	2023	2022
Interest expense		
Bank loans	$ 254,892	$ 138,731
Lease liabilities	18,757	14,556
Others	-	8
Less: Amounts capitalized in qualifying assets	(7,692)	(10,856)
	265,957	142,439
Finance expense	433	10,840
	$ 266,390	$ 153,279

(24) Expenses by nature

	2023	2022
Raw materials and supplies used	$ 3,991,490	$ 4,512,527
Employee benefit expenses	5,836,068	6,466,303
Depreciation expenses	4,779,333	4,751,902
Others	4,926,828	4,699,586
	$ 19,533,719	$ 20,430,318

(25) Employee benefit expenses

	2023	2022
Salaries	$ 4,741,380	$ 5,302,234
Directors' remuneration	23,980	28,621
Labor and health insurance	432,568	449,223
Pension	195,359	205,671
Other personnel expenses	442,781	480,554
	$ 5,836,068	$ 6,466,303

A. In accordance with the Company's Articles of Incorporation, employees' compensation is based on the current year's earnings, which should first be used to cover accumulated deficits, if any, and then 10% of the remaining balance distributed as employees' compensation, including distributions to certain qualifying employees in affiliate companies, and no more

than 0.5% as directors' remuneration. Subject to the Board of Directors' approval, employees' compensation may be made by way of cash or share issuance. Distribution of employees' compensation and directors' remuneration shall be presented and reported in the subsequent shareholders' meeting.

B. Based on profit as of the end of reporting period, for the years ended December 31, 2023 and 2022, the employees' compensation were accrued at $250,181 and $447,303, respectively; the directors' remuneration were accrued at $6,255 and $11,182, respectively.

C. For the year of 2022, employees' compensation and directors' remuneration recognized were consistent with the amounts resolved in the Board of Directors' meeting.
Information about the appropriation of employees' compensation and directors' remuneration by the Company as approved by the Board of Directors is posted in the Market Observation Post System ("MOPS").

(26) Income tax expense

A. Income tax expense

(a) Components of income tax expense:

	2023	2022
Current income tax:		
Current income tax on profits for the period	$ 426,878	$ 771,378
Prior year income tax overestimation	(23,034)	(28,468)
Total current income tax	403,844	742,910
Deferred income tax:		
Relating to origination and reversal of temporary differences	(29,046)	(87,012)
Income tax expense	$ 374,798	$ 655,898

(b) The income tax (charge)/credit relating to components of other comprehensive income are as follows:

	2023	2022
Unrealized loss on valuation of financial assets at fair value through other comprehensive income	$ (43,557)	$ (9,284)
Remeasurement of defined benefit obligations	2,140	44,447
	$ (41,417)	$ 35,163

B. Reconciliation of income tax expense and the accounting profit:

	2023	2022
Tax calculated based on profit before tax and statutory tax rate	$ 451,676	$ 804,086
Effects from adjustments based on regulation	(74,094)	(131,873)
Gain on investment in associates	19,228	11,923
Prior year income tax overestimation	(23,034)	(28,468)
Effect of different tax rates in countries in which the Group operates	1,022	230
Income tax expense	$ 374,798	$ 655,898

C. The amounts of deferred tax assets or liabilities resulting from temporary differences and investment tax credits are as follows:

| | 2023 | | | |
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
Deferred tax assets				
Loss on inventories	$ 21,126	$ 16,127	$ -	$ 37,253
Property, plant and equipment	38,894	1,847	-	40,741
Provisions	12,859	1,518	-	14,377
Deferred revenue	8,132	(6,506)	-	1,626
Net defined benefit liability	48,433	(4,236)	(2,140)	42,057
Unrealized exchange losses	24,217	(6,032)	-	18,185
Others	5,625	3,418	-	9,043
Total	$ 159,286	$ 6,136	$ (2,140)	$ 163,282
Deferred tax liabilities				
Property, plant and equipment	$ (116,974)	$ 42,142	$ -	$ (74,832)
Financial assets at fair value through other comprehensive income	(59,914)	-	43,557	(16,357)
Gain on investment in associates	(11,923)	(19,228)	-	(31,151)
Others	(1)	(4)	-	(5)
Total	$ (188,812)	$ 22,910	$ 43,557	$ (122,345)
Information presented on balance sheets:				
Deferred tax assets	$ 159,286			$ 163,282
Deferred tax liabilities	$ (188,812)			$ (122,345)

	2022			
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
Deferred tax assets				
Loss on inventories	$ 24,317	$ (3,191)	$ -	$ 21,126
Property, plant and equipment	36,636	2,258	-	38,894
Provisions	2,849	10,010	-	12,859
Deferred revenue	14,638	(6,506)	-	8,132
Net defined benefit liability	97,248	(4,368)	(44,447)	48,433
Unrealized exchange losses	2,161	22,056	-	24,217
Others	2,749	2,876	-	5,625
Total	$ 180,598	$ 23,135	$ (44,447)	$ 159,286
Deferred tax liabilities				
Property, plant and equipment	$ (192,687)	$ 75,713	$ -	$ (116,974)
Financial assets at fair value through other comprehensive income	(69,198)	-	9,284	(59,914)
Gain on investment in associates	-	(11,923)	-	(11,923)
Others	(88)	87	-	(1)
Total	$ (261,973)	$ 63,877	$ 9,284	$ (188,812)
Information presented on balance sheets:				
Deferred tax assets	$ 180,598			$ 159,286
Deferred tax liabilities	$ (261,973)			$ (188,812)

D. The Company has not recognized taxable temporary differences associated with investments as deferred tax liabilities. As of December 31, 2023 and 2022, the amounts of temporary differences not recognized as deferred tax liabilities were $1,245,171 and $1,080,272, respectively.

E. The Company's income tax returns through 2021 have been assessed and approved by the Tax Authority.

(27) Earnings per share

	2023		
	Amount after income tax	Weighted average number of ordinary shares outstanding (in thousands)	Earnings per share (in dollars)
Basic earnings per share			
Profit attributable to equity holders of the Company	$ 1,893,428	727,240	$ 2.60
Diluted earnings per share			
Assumed conversion of all dilutive potential ordinary shares:			
Employees' compensation		7,698	
Profit attributable to equity holders of the Company	$ 1,893,428	734,938	$ 2.58

	2022		
	Amount after income tax	Weighted average number of ordinary shares outstanding (in thousands)	Earnings per share (in dollars)
Basic earnings per share			
Profit attributable to equity holders of the Company	$ 3,371,974	727,240	$ 4.64
Diluted earnings per share			
Assumed conversion of all dilutive potential ordinary shares:			
Employees' compensation		15,406	
Profit attributable to equity holders of the Company	$ 3,371,974	742,646	$ 4.54

(28) <u>Supplemental cash flow information</u>

Partial cash paid for investing activities

Property, plant and equipment

	2023	2022
Purchase of property, plant and equipment	$ 3,228,471	$ 4,918,482
Add: Beginning balance of payable on equipment	1,405,931	1,816,555
Less: Ending balance of payable on equipment	(1,196,181)	(1,405,931)
Less: Ending balance of payable on equipment – related parties	(58,549)	-
Less: Transfer from other non-current assets	(305,791)	(629,737)
Cash paid during the year	$ 3,073,881	$ 4,699,369

(29) <u>Changes in liabilities from financing activities</u>

	2023			
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
January 1	$ 13,967,801	$ 21,600	$ 920,402	$ 14,909,803
Changes in cash flow from financing activities	907,306	(365)	(293,383)	613,558
Adjustment of right-of-use assets	-	-	419,625	419,625
Amortization of interest expense	36,612	-	18,757	55,369
December 31	$ 14,911,719	$ 21,235	$ 1,065,401	$ 15,998,355

		2022			
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
January 1	$ 731,751	$ 9,413,365	$ 21,625	$ 851,251	$ 11,017,992
Changes in cash flow from financing activities	(731,751)	4,513,672	(25)	(237,869)	3,544,027
Adjustment of right-of-use assets	-	-	-	292,464	292,464
Amortization of loan fees	-	10,026	-	-	10,026
Amortization of interest expense	-	30,738	-	14,556	45,294
December 31	$ -	$ 13,967,801	$ 21,600	$ 920,402	$ 14,909,803

7. RELATED PARTY TRANSACTIONS

(1) Parent and ultimate controlling party

The Company has neither a parent company nor an ultimate controlling party. The transactions between the Company and its subsidiaries were eliminated in the accompanying consolidated financial statements and were not disclosed herein. The transactions between the Group and other related parties are as follows.

(2) Names of related parties and relationship

Name	Relationship
Unimos Shanghai	Associate
JMC	Associate
Daypower Energy	Associate
Siliconware Precision Industries Co., Ltd. ("SPIL")	Entity that has significant influence over the Company

(3) Significant related party transactions

A. Payable to equipment suppliers

	December 31, 2023	December 31, 2022
Daypower Energy	$ 58,549	$ -

B. Acquisition of property, plant and equipment

	2023	2022
SPIL	$ 35,261	$ -

(4) Key management personnel compensation

	2023	2022
Salaries and other short-term employee benefits	$ 176,702	$ 211,620
Post-employment compensation	2,158	2,197
	$ 178,860	$ 213,817

8. PLEDGED ASSETS

		Carrying amount	
Assets	Purpose	December 31, 2023	December 31, 2022
Non-current financial assets at amortized cost	Lease and bank loan	$ 37,411	$ 37,362
Property, plant and equipment			
- Land	Bank loan	454,738	452,738
- Buildings	Bank loan	5,299,221	5,385,508
- Machinery and equipment	Bank loan	8,173,618	8,204,983
		$ 13,964,988	$ 14,080,591

9. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1) A letter of guarantee was issued by the financial institutions to the Customs Administration of the Ministry of Finance for making payment of customs-duty deposits when importing. As of December 31, 2023 and 2022, the amounts guaranteed by the financial institutions were $71,900 and $135,600, respectively.

(2) Capital expenditures that are contracted for, but not provided for, are as follows:

	December 31, 2023	December 31, 2022
Property, plant and equipment	$ 1,940,740	$ 1,703,841

10. SIGNIFICANT DISASTER LOSS

None.

11. SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

On December 21, 2023, the Company's Board of Directors approved its subsidiary ChipMOS BVI to sell the 45.0242% owned equity investment accounted for using equity method in Unimos Shanghai. The equity transfer is expected to be completed in the first half of 2024.

12. OTHERS

(1) Capital management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group

may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the liabilities to assets ratio. Total capital is shown as "Equity" in the consolidated balance sheet, which is also equal to total assets minus total liabilities.

The liabilities to assets ratio at December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
Total liabilities	$ 21,306,832	$ 20,131,012
Total assets	46,160,484	44,942,945
Liabilities to assets ratio	46.16%	44.79%

(2) Financial instruments

    A. Financial instruments by category

	December 31, 2023	December 31, 2022
Financial assets		
Financial assets at fair value through profit or loss		
Financial assets mandatorily measured at fair value through profit or loss	$ 42,735	$ 128,224
Financial assets at fair value through other comprehensive income		
Designation of equity instruments	120,317	338,102
Financial assets at amortized cost		
Cash and cash equivalents	12,354,035	9,896,604
Financial assets at amortized cost	78,477	136,093
Accounts receivable	5,326,381	4,381,563
Other receivables	44,576	131,863
Refundable deposits	20,707	21,771
	$ 17,987,228	$ 15,034,220
Financial liabilities		
Financial liabilities at amortized cost		
Notes payable	$ 484	$ 132
Accounts payable	784,919	560,802
Other payables	3,479,045	3,796,481
Other payables – related parties	58,549	-
Long-term bank loans (including current portion)	14,911,719	13,967,801
Lease liabilities (including current portion)	1,065,401	920,402
Guarantee deposits	21,235	21,600
	$ 20,321,352	$ 19,267,218

    B. Risk management policies

        (a) The Group's risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities. The Group identifies, measures, and manages such risks by its policies and preferences.

(b) The Group has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial transactions, a due approval process must be carried out by the Board of Directors based on related protocols and internal control procedures. The Group complies with its financial risk management policies at all times.

(c) In order to minimize and manage financial risks, the Group's overall risk management program focuses on analyzing, identifying, and evaluating financial risk factors that may potentially have adverse effects on the Group's financial position, and provide feasible solutions to avoid those factors.

C. Significant financial risks and degrees of financial risks

(a) Market risk

The Group's market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise foreign currency risk, interest rate risk, and other price risks.

In practice, the risk variable rarely changes individually, and the change of each risk variable is usually correlative. The following sensitivity analysis did not consider the interaction of each risk variable.

Foreign exchange risk

i. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating activities (when revenue or expense is denominated in a different currency from the Company's and its subsidiaries' functional currency) and the Group's net investments in foreign operations.

ii. The Group applies natural hedges by using accounts receivable and accounts payable denominated in the same currency. However, this natural hedge does not concur with the requirement for hedge accounting. Furthermore, as net investments in foreign operations are for strategic purposes, they are not hedged by the Group.

iii. The Group's foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar for cash and cash equivalents, accounts receivable, other receivables, bank loans, accounts payable and other payables (including related parties).

iv. The Group's businesses involve some non-functional currency operations. The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2023		
	Foreign currency (in thousands)	Exchange rate	Carrying amount (NTD)
(Foreign currency: functional currency)			
Financial assets			
Monetary items			
USD:NTD	$ 149,837	30.7050	$ 4,600,745
JPY:NTD	188,904	0.2172	41,030
RMB:NTD	5,595	4.3270	24,210
Non-monetary items			
JPY:NTD	553,946	0.2172	120,317
Financial liabilities			
Monetary items			
USD:NTD	$ 21,175	30.7050	$ 650,178
JPY:NTD	1,102,264	0.2172	239,412

	December 31, 2022		
	Foreign currency (in thousands)	Exchange rate	Carrying amount (NTD)
(Foreign currency: functional currency)			
Financial assets			
Monetary items			
USD:NTD	$ 208,989	30.7100	$ 6,418,052
JPY:NTD	114,940	0.2324	26,712
RMB:NTD	7,199	4.4080	31,733
Non-monetary items			
JPY:NTD	1,454,830	0.2324	338,102
RMB:NTD	927,037	4.4080	4,086,378
Financial liabilities			
Monetary items			
USD:NTD	$ 11,031	30.7100	$ 338,762
JPY:NTD	1,587,732	0.2324	368,989

v. The total exchange gains, including realized and unrealized gains arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2023 and 2022, amounted to $78,170 and $448,097, respectively.

vi. Analysis of foreign currency market risk arising from significant foreign exchange variations:

| | 2023 | | |
| | Sensitivity analysis | | |
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets			
Monetary items			
USD:NTD	5%	$ 230,037	$ -
JPY:NTD	5%	2,052	-
RMB:NTD	5%	1,211	-
Financial liabilities			
Monetary items			
USD:NTD	5%	$ 32,509	$ -
JPY:NTD	5%	11,971	-

| | 2022 | | |
| | Sensitivity analysis | | |
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets			
Monetary items			
USD:NTD	5%	$ 320,903	$ -
JPY:NTD	5%	1,336	-
RMB:NTD	5%	1,587	-
Financial liabilities			
Monetary items			
USD:NTD	5%	$ 16,938	$ -
JPY:NTD	5%	18,449	-

Price risk

i. The Group's financial instruments, which are exposed to price risk, are the financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income. To manage its price risk arising from investments in financial instruments, the Group diversifies its portfolio. Diversification of the portfolio is in accordance with the limits set by the Group.

ii. The Group invests in beneficiary certificates and listed stocks issued by the domestic companies. The prices of equity securities would change due to change of the future value of investee companies. For the years ended December 31, 2023 and 2022, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Group's profit before income tax by $427 and $1,282, respectively.

   iii.   The Group's investments in financial instruments comprise foreign unlisted stocks. The prices of financial instruments would change due to different valuation models and assumptions used. Analysis related to the effect on profit or other comprehensive income if these assumptions change is provided in Note 12(3)G.

Interest rate risk on cash flow and fair value

   i.   Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's bank loans with floating interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate bank loans. The Group reassesses the hedge management periodically to make sure it complies with the cost effectiveness.

   ii.   The sensitivity analysis depends on the exposure of interest rate risk at the end of the reporting period.

   iii.   Analysis of debt with floating interest rates is based on the assumption that the outstanding debt at the end of the reporting period is outstanding throughout the period. The degree of variation the Group used to report to internal management is increase or decrease of 1% in interest rates which is assessed as the reasonable degree of variation by the management.

   iv.   For the years ended December 31, 2023 and 2022, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group's profit before income tax approximately by $149,723 and $140,561, respectively, mainly due to the Group's floating rate on bank loans.

(b) Credit risk

   i.   Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss, mainly resulted from its operating activities (primarily accounts receivable) and from its financing activities (primarily deposits with banks and financial instruments). The Group is exposed to credit risk arising from the carrying amount of the financial assets recognized in the consolidated balance sheet.

   ii.   Each business unit performs ongoing credit evaluations of its debtors' financial conditions according to the Group's established policies, procedures and controls relating to customer credit risk management. The Group maintains an account for loss allowance based upon the available facts and circumstances, history of collection and write-off experiences of all trade and other receivables which consequently minimize the Group's exposure to bad debts.

   iii.   Credit risk from balances with banks and financial institutions is managed by the Group's finance unit in accordance with the Group's policies. Transaction counterparty of the Group is determined through its internal controls policy. For banks and financial institutions, only parties rated above BBB+ by Taiwan Ratings are accepted. The probability of counterparty default is remote, so there is no significant credit risk.

iv. The Group adopts the assumptions under IFRS 9 "Financial Instruments" and the default is deemed to have occurred when the contract payments are past due over 90 days.

v. The Group categorized contract assets, accounts receivable and other receivables by characteristics of credit risk and applied the simplified approach using loss rate methodology to estimate expected credit loss.

vi. The Group referred to the forecastability of business monitoring indicators published by the National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of contract assets, accounts receivable and other receivables. As of December 31, 2023 and 2022, the loss rate methodologies are as follows:

		December 31, 2023		
		Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
Expected loss rate		0.045%	0.045%	0.045%
Total carrying amount	$	384,057 $	5,328,835 $	44,589
Loss allowance	$	(174) $	(2,454) $	(13)

		December 31, 2022		
		Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
Expected loss rate		0.060%	0.060%	0.060%
Total carrying amount	$	381,587 $	4,384,232 $	131,908
Loss allowance	$	(229) $	(2,669) $	(45)

vii. Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows:

		2023		
		Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
January 1	$	(229) $	(2,669) $	(45)
Reversal of impairment loss		55	215	32
December 31	$	(174) $	(2,454) $	(13)

	2022		
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
January 1	$ (120)	$ (1,910)	$ (16)
Provision for impairment loss	(109)	(759)	(29)
December 31	$ (229)	$ (2,669)	$ (45)

viii. The Group's recorded financial assets at amortized cost include time deposits with contract period over 3 months and restricted bank deposits. Because of the low credit risk, expected credit losses for the period are measured through a loss allowance at an amount equal to the 12-month expected credit losses. There is no significant provision for the losses.

(c) Liquidity risk

    i. The Group manages and maintains adequate cash and cash equivalents to finance the Group's operations, and minimize the impact from cash flow fluctuations. The Group also monitors its debt financing plans to ensure it is in compliance with the financial covenants required under its loan agreements.

    ii. The primary source of liquidity for the Group is from bank loans. See Note 6(12) for details of the unused credit lines of the Group as of December 31, 2023 and 2022.

    iii. The contractual undiscounted cash flows of notes payable, accounts payable and other payables (including related parties) due within one year and is equivalent to its carrying amount. Except for the aforementioned, the table below summarizes the maturity profile of the Group's non-derivative financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Group does not consider the probability of early repayments requested by the banks.

	December 31, 2023				
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Non-derivative financial liabilities					
Long-term bank loans	$ 2,469,744	$ 7,506,844	$ 4,273,199	$ 1,330,797	$ 15,580,584
Lease liabilities	267,759	250,104	57,856	681,975	1,257,694
Guarantee deposits	-	-	-	21,235	21,235
	$ 2,737,503	$ 7,756,948	$ 4,331,055	$ 2,034,007	$ 16,859,513

	December 31, 2022				
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Non-derivative financial liabilities					
Long-term bank loans	$ 1,699,165	$ 5,675,288	$ 5,354,335	$ 1,914,280	$ 14,643,068
Lease liabilities	174,460	182,767	57,057	704,503	1,118,787
Guarantee deposits	-	-	-	21,600	21,600
	$ 1,873,625	$ 5,858,055	$ 5,411,392	$ 2,640,383	$ 15,783,455

The difference between the floating interest rates and estimated interest rates will affect the non-derivative financial liabilities stated above.

(3) Fair value information

A. The different levels of inputs used in valuation techniques to measure fair value of financial and non-financial instruments are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date. An active market is a market in which trading for the asset or liability takes place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices from Level 1 that are observable information for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability. The fair value of the Group's investment in equity investment without active market is included in Level 3.

B. The carrying amounts of cash and cash equivalents, financial assets at amortized cost, contract assets, accounts receivable, other receivables, refundable deposits, long-term bank loans, notes payable, accounts payable, other payables (including related parties), and guarantee deposits are approximate to their fair values.

C. The related information of financial and non-financial instruments measured at fair value by level based on the nature, characteristics and risks of the assets and liabilities are as follows:

(a) The related information of natures of the assets and liabilities are as follows:

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets				
Recurring fair value measurements				
Financial assets at fair value through profit or loss				
- Listed stocks	$ 42,735	$ -	$ -	$ 42,735
Financial assets at fair value through other comprehensive income				
- Foreign unlisted stocks	-	-	120,317	120,317
	$ 42,735	$ -	$ 120,317	$ 163,052

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Recurring fair value measurements				
Financial assets at fair value through profit or loss				
- Listed stocks	$ 128,224	$ -	$ -	$ 128,224
Financial assets at fair value through other comprehensive income				
- Foreign unlisted stocks	-	-	338,102	338,102
	$ 128,224	$ -	$ 338,102	$ 466,326

(b) The methods and assumptions the Group used to measure fair value are as follows:

    i. The fair value of the Group's listed stocks is measured by using the market quoted prices, which is categorized within Level 1 fair value.

    ii. Except for listed stocks with active markets, the fair value of the Group's other financial instruments is measured by using valuation techniques or by reference to counterparty quotes. The fair value of financial instruments measured by using valuation techniques can be referred to current fair value of instruments with similar terms and characteristics in substance, discounted cash flow method or other valuation methods, including calculated by applying model using market information available at the consolidated balance sheet date.

    iii. The Group's financial instruments issued by foreign companies are measured by the comparable company valuation (EV/EBITDA ratio and P/B ratio).

    iv. The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group's credit quality.

D. The following table shows the movements of Level 3 for the years ended December 31, 2023 and 2022:

	Equity instruments			
	2023		2022	
January 1	$	338,102	$	384,521
Gains or losses recognized in other comprehensive income				
Recorded as unrealized loss on valuation of financial assets at fair value through other comprehensive income		(217,785)		(46,419)
Purchases		12,500		-
Reclassified as investments accounted for using equity method		(12,500)		-
December 31	$	120,317	$	338,102

E. The Group performs the fair value measurements being categorized within Level 3 with assistance from specialist. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, updating inputs used to the valuation model and making any other necessary adjustments to the fair value.

F. The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2023		Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
Non-derivative equity instrument:						
Foreign unlisted stocks	$	120,317	Comparable companies	Enterprise value to EBITDA multiple	8.23	The higher the multiple, the higher the fair value
				Price to book ratio multiple	1.64	The higher the multiple, the higher the fair value
				Discount for lack of marketability	15.70%	The higher the discount for lack of marketability, the lower the fair value

	Fair value as of December 31, 2022	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
Non-derivative equity instrument:					
Foreign unlisted stocks	$ 338,102	Comparable companies	Enterprise value to EBITDA multiple	4.82	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

G. The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2023			
			Recognized in profit or loss		Recognized in other comprehensive income	
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial assets:						
Foreign unlisted stocks	Enterprise value to EBITDA multiple	±1%	$ -	$ -	$ 748	$ 709
	Price to book ratio multiple	±1%	-	-	30	30
	Discount for lack of marketability	±1%	-	-	1,453	1,413
			$ -	$ -	$ 2,231	$ 2,152

			December 31, 2022			
			Recognized in profit or loss		Recognized in other comprehensive income	
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial assets:						
Foreign unlisted stocks	Enterprise value to EBITDA multiple	±1%	$ -	$ -	$ 2,876	$ 2,883
	Discount for lack of marketability	±1%	-	-	3,990	4,039
			$ -	$ -	$ 6,866	$ 6,922

13. SUPPLEMENTARY DISCLOSURES

(1) Significant transactions information

A. Financings provided: None.

B. Endorsements and guarantees provided: There were no endorsements and guarantees provided by the Company. For information related to the Company's letter of guarantee for duty, please refer to Note 9(1).

C. Marketable securities held at the end of the period (excluding investments in subsidiaries, associates and joint ventures):

Held company name	Marketable securities type and name	Relationship with the company	General ledger account	As of December 31, 2023				Note
				Number of shares	Carrying amount	Ownership (%)	Fair value	
The Company	Solar Applied Materials Technology Corporation	None	Financial assets at fair value through profit or loss	1,100,000	$ 42,735	0.18	$ 42,735	
The Company	RYOWA CO., LTD.	None	Financial assets at fair value through other comprehensive income	420	117,401	18.12	117,401	
The Company	CONNECTEC JAPAN Corporation	None	Financial assets at fair value through other comprehensive income	56,497	2,916	2.74	2,916	

D. Marketable securities acquired or disposed of with accumulated amount exceeding the lower of $300 million or 20% of the paid-in capital:

Investor	Marketable securities type and name	General ledger account	Counterparty	Relationship with the investee	Balance as of January 1, 2023		Acquisition		Disposal				Balance as of December 31, 2023	
					Number of shares/units (in thousands)	Amount	Number of shares/units (in thousands)	Amount	Number of shares/units (in thousands)	Selling price	Book value	Gain on disposal	Number of shares/units (in thousands)	Amount
The Company	Taishin 1699 Money Market Fund	Note	N/A	N/A	-	$ -	43,552	$ 600,000	43,552	$ 601,398	$ 600,000	$ 1,398	-	$ -
The Company	UPAMC James Bond Money Market Fund	Note	N/A	N/A	-	-	41,089	700,000	41,089	701,532	700,000	1,532	-	-
The Company	PGIM Money Market Fund	Note	N/A	N/A	-	-	86,550	1,400,000	86,550	1,403,058	1,400,000	3,058	-	-
The Company	Union Money Market Fund	Note	N/A	N/A	-	-	103,858	1,400,000	103,858	1,402,651	1,400,000	2,651	-	-
The Company	Taishin Ta-Chong Money Market Fund	Note	N/A	N/A	-	-	137,838	2,000,000	137,838	2,004,602	2,000,000	4,602	-	-
The Company	FSITC Taiwan Money Market Fund	Note	N/A	N/A	-	-	51,110	800,000	51,110	801,487	800,000	1,487	-	-
The Company	Shin Kong Chi-Shin Money-market Fund	Note	N/A	N/A	-	-	69,648	1,100,000	69,648	1,101,986	1,100,000	1,986	-	-
The Company	FSITC Money Market	Note	N/A	N/A	-	-	1,642	300,000	1,642	300,539	300,000	539	-	-

Note : Accounted for as "Financial assets at fair value through profit or loss".

E. Acquisition of real estate properties with amount exceeding the lower of $300 million or 20% of the paid-in capital: None.

F. Disposal of real estate properties with amount exceeding the lower of $300 million or 20% of paid-in capital: None.

G. Purchases from or sales to related parties with amount exceeding the lower of $100 million or 20% of paid-in capital or more: None.

H. Receivables from related parties with amount exceeding the lower of $100 million or 20% of paid-in capital or more: None.

I. Trading in derivative instruments undertaken during the reporting periods: None.

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

J. Significant inter-company transactions during the reporting periods:

					Transaction		Percentage of consolidated total revenues or total assets
Number	Company name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	
0	The Company	ChipMOS USA	Note	Service expense	$ 39,398	-	0.18%
0	The Company	ChipMOS Shanghai	Note	Service expense	21,022	-	0.10%

Note: Represents the transactions from parent company to subsidiary.

(2) Information on investees

Names, locations and related information of investees (excluding information on investments in the P.R.C.):

Investor	Investee	Location	Main business activities	Original investment amount		Shares held as of December 31, 2023			Net profit of the investee for the year ended December 31, 2023	Investment income recognized for the year ended December 31, 2023	Note
				Ending balance	Beginning balance	Number of shares	Ownership (%)	Carrying amount			
The Company	ChipMOS USA	San Jose, USA	Marketing of semiconductors and electronic related products	$ 217,918	$ 217,918	3,550,000	100	$ 258,231	$ 8,318	$ 8,318	
The Company	JMC	Kaohsiung, Taiwan	Manufacturing, processing and trading of high-end flexible IC substrates for display driver ICs	148,007	148,007	8,300,000	10	277,076	7,477	748	Note
The Company	ChipMOS BVI	British Virgin Islands	Holding company	3,087,825	3,087,825	2,413,992,975	100	4,254,928	191,119	191,119	
The Company	Daypower Energy	New Taipei, Taiwan	Energy technology services	12,500	-	1,000,000	10	13,466	7,934	966	Note

Note: Company's associate accounted for using equity method.

(3) Information on investments in the P.R.C.

A. Basic information:

Investee in P.R.C.	Main business activities	Paid-in capital	Investment method	Accumulated amount of remittance from Taiwan to P.R.C. as of January 1, 2023	Amount remitted from Taiwan to P.R.C./ Amount remitted back to Taiwan for the year ended December 31, 2023 — Remitted to P.R.C.	Remitted back to Taiwan	Accumulated amount of remittance from Taiwan to P.R.C. as of December 31, 2023	Net income of investee for the year ended December 31, 2023	Ownership (%) held by the Company (directly or indirectly)	Investment income recognized for the year ended December 31, 2023	Carrying amount of investments in P.R.C. as of December 31, 2023	Accumulated amount of investment income remitted back to Taiwan through December 31, 2023	Note
Unimos Shanghai	Semiconductor assembling and testing services	$ 10,817,191	Note 1	$ 2,885,586	$ -	$ -	$ 2,885,586	$ 588,137	45.02	$ 218,177	$ 4,278,658	$ -	Notes 2, 3
ChipMOS Shanghai	Marketing of semiconductors and electronic related products	15,113	Note 1	15,113	-	-	15,113	1,065	100.00	1,065	17,400	-	Note 2

Note 1: Through investing in an existing company (ChipMOS BVI) in the third area, which then invested in the investee in P.R.C.
Note 2: Recognized based on the financial statements that are audited by the Company's independent accountants.
Note 3: ChipMOS BVI has reclassified the investment accounted for using equity method in Unimos Shanghai as non-current assets held for sale. Information relating to non-current assets held for sale is provided in Notes 6(7)(9).

Company name	Accumulated amount of remittance from Taiwan to P.R.C. as of December 31, 2023	Investment amount approved by the Investment Commission of MOEA	Limit on investments in P.R.C. imposed by the Investment Commission of MOEA
The Company	$ 2,900,699	$ 2,900,699	$ 14,912,191

B. Significant transactions, either directly or indirectly through a third area, with investee companies in the P.R.C.: None.

(4) Major shareholders information

Major shareholder name	Number of shares	Ownership (%)	Notes
First Bank in Its Capacity as Master Custodian for Custodial Account of ChipMOS' ADSs	84,699,414	11.64	Notes 1, 2
SPIL	78,910,390	10.85	Note 1
Yann Yuan Investment Co., Ltd.	41,200,000	5.66	Note 1

Note 1: The information is calculated by the Taiwan Depository & Clearing Corporation, based on total number of ordinary shares and preferred shares that have completed the dematerialized registration and delivery (including treasury shares) for shareholders who owns more than 5% of the Company on the last business day at the end of each quarter. However, there may be differences due to basis of preparation between the share capital recorded in the Company's consolidated financial report and the number of shares which the Company has completed the dematerialized registration and delivery.

Note 2: For shareholders who transfer shares into a trust, they are disclosed by the principal of individual account opened by the trustee. As for shareholders who declare insider equity holding for more than 10% in accordance with the Securities and Exchange Act, their shareholdings include their personal shareholdings plus the shares transferred to a trust and have the rights to make decisions on trust property. Please refer to the information on the MOPS for insider equity declaration.

14. SEGMENT INFORMATION

(1) General information

The Group engages mainly in the assembly and testing of semiconductors, memory modules and general investments. In accordance with IFRS 8, "Operating Segments", the Group's segments include Testing, Assembly, Testing and Assembly for LCD, OLED and other Display Panel Driver Semiconductors ("LCDD"), Bumping and others as the five reportable segments.

(2) Measurement of segment information

The Group's reportable segments are strategic business units which provide different products and services. The accounting policies adopted by the operating segments are the same as the accounting policies described in Note 4.

(3) Information about segment profit or loss

The segment information provided to the chief operating decision maker for the reportable segments is as follows:

			2023				
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
Revenue:							
External customers	$ 4,394,726	$ 4,629,430	$ 7,821,640	$ 4,510,432	$ -	$ -	$ 21,356,228
Inter-segment	-	-	-	-	59,481	(59,481)	-
Total revenue	$ 4,394,726	$ 4,629,430	$ 7,821,640	$ 4,510,432	$ 59,481	$ (59,481)	$ 21,356,228
Operating profit (loss)	$ 514,707	$(1,180,481)	$ 2,058,285	$ 522,386	$ (6,194)	$ (251)	$ 1,908,452
Depreciation expenses	$(1,065,689)	$ (722,462)	$ (2,547,253)	$ (435,709)	$ (8,220)	$ -	$ (4,779,333)
Share of profit of associates	$ -	$ -	$ -	$ -	$ 420,393	$ (200,502)	$ 219,891
Interest income	$ -	$ -	$ -	$ -	$ 193,189	$ -	$ 193,189
Interest expense	$ -	$ -	$ -	$ -	$ (265,957)	$ -	$ (265,957)
Expenditure for segment assets	$ 749,158	$ 568,289	$ 1,756,590	$ 152,908	$ 1,526	$ -	$ 3,228,471

	2022						
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
Revenue:							
External customers	$ 5,243,997	$ 6,705,898	$ 7,288,642	$ 4,278,527	$ -	$ -	$ 23,517,064
Inter-segment	-	-	-	-	50,600	(50,600)	-
Total revenue	$ 5,243,997	$ 6,705,898	$ 7,288,642	$ 4,278,527	$ 50,600	$ (50,600)	$ 23,517,064
Operating profit (loss)	$ 1,253,477	$ (93,585)	$ 1,795,741	$ 268,159	$ (6,821)	$ (292)	$ 3,216,679
Depreciation expenses	$(1,042,455)	$ (694,835)	$(2,505,297)	$ (500,863)	$ (8,452)	$ -	$ (4,751,902)
Share of profit of associates	$ -	$ -	$ -	$ -	$ 884,555	$ (430,840)	$ 453,715
Interest income	$ -	$ -	$ -	$ -	$ 57,199	$ -	$ 57,199
Interest expense	$ -	$ -	$ -	$ -	$ (142,439)	$ -	$ (142,439)
Expenditure for segment assets	$ 1,086,682	$ 957,790	$ 2,677,489	$ 196,521	$ -	$ -	$ 4,918,482

(4) Reconciliation for segment income (loss)

Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

(5) Information on products and services

	2023		2022	
	Revenue	%	Revenue	%
Testing	$ 4,394,726	20	$ 5,243,997	22
Assembly	4,629,430	22	6,705,898	29
LCDD	7,821,640	37	7,288,642	31
Bumping	4,510,432	21	4,278,527	18
	$ 21,356,228	100	$ 23,517,064	100

(6) Geographical information

	2023		2022	
	Revenue	Non-current assets	Revenue	Non-current assets
Taiwan	$ 17,287,574	$ 20,360,166	$ 18,671,142	$ 21,677,980
Japan	1,176,163	-	1,989,805	-
P.R.C.	1,729,908	1,279	1,970,943	2,291
Singapore	676,088	-	390,488	-
Others	486,495	6,122	494,686	576
	$ 21,356,228	$ 20,367,567	$ 23,517,064	$ 21,680,847

(7) Major customer information

The information on the major customers which constituted more than 10% of the Group's total revenue for the years ended December 31, 2023 and 2022 is as follows:

	2023		2022	
Company name	Amount	%	Amount	%
Customer A	$ 5,251,529	25	$ 4,705,064	20
Customer B	2,834,188	13	1,868,583	8
Customer M	1,320,905	6	2,278,645	10

V. Parent Company Only Financial Report of the Most Recent Year

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying parent company only balance sheets of ChipMOS TECHNOLOGIES INC. (the "Company") as of December 31, 2023 and 2022, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the *Other matters* section of our report, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the *Independent accountants' responsibilities for the audit of the parent company only financial statements* section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountants of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Company's 2023 parent company only financial statements. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company's 2023 parent company only financial statements are stated as follows:

Measuring progress towards satisfaction of performance obligation

Description

Please refer to Note 4(25) to the parent company only financial statements for the accounting policies on revenue recognition; Note 5 for uncertainty of accounting estimate and assumptions of revenue recognition; and Note 6(17) for details of the revenue.

The Company's revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer's specification, and is recognized based on measuring progress towards satisfaction of performance obligation during the service period. The Company recognized revenue associated with assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping totaling NT$16,961,502 thousand for the year ended December 31, 2023. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards satisfaction of performance obligation and determine the amount of related revenue. Since the measurement of the progress towards satisfaction of performance obligation is complex and subject to management's significant estimation, measuring progress towards satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1. Testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management's process to recognize and measure such revenue.
2. Validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, and recalculating management's estimate of the progress towards satisfaction of performance obligation.
3. Testing the reasonableness of management's key assumptions to estimate the progress towards satisfaction of performance obligation (including utilizing data from recently completed services to estimate the progress towards satisfaction of performance obligation for in-progress services).

Other matters

Report of other independent accountants

We did not audit the financial statements of a certain investment accounted for using the equity method which were audited by other independent accountants. Therefore, our opinion expressed herein, insofar as it relates to the amounts included in the parent company only financial statements and the information on the investee disclosed in Note 13 is based solely on the reports of the other independent accountants. The balance of this investment accounted for using the equity method amounted to NT$277,076 thousand and NT$267,070 thousand, constituting 0.6% and 0.6% of the total assets as of December 31, 2023 and 2022, respectively, and total net comprehensive income (loss) including the share of profit and other comprehensive income of associate accounted for using the equity method amounted to NT$13,741 thousand and (NT$20,919) thousand, constituting 0.8% and (0.6%) of the total comprehensive income for the years then ended, respectively.

Responsibilities of management and those charged with governance for the parent company only financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal controls as management determines are necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company's financial reporting process.

Independent accountants' responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will

always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and professional skepticism throughout the audit. We also:

1. Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2. Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls.

3. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5. Evaluate the overall presentation, structure and content of the parent company only financial statements, including the footnote disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the Company's audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.



Chien-Yeh Hsu Yi-Chang Liang

For and on behalf of PricewaterhouseCoopers, Taiwan

February 22, 2024

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC.
PARENT COMPANY ONLY BALANCE SHEETS
(Expressed in thousands of New Taiwan dollars)

	Assets	Notes	December 31, 2023 Amount	%	December 31, 2022 Amount	%
	Current assets					
1100	Cash and cash equivalents	6(1)	$ 12,107,413	26	$ 9,719,007	22
1110	Current financial assets at fair value through profit or loss	6(2)	42,735	-	128,224	-
1140	Current contract assets	6(17)	383,883	1	381,358	1
1170	Accounts receivable, net	6(4)	5,326,381	12	4,381,563	10
1200	Other receivables		41,113	-	129,695	-
130X	Inventories	6(5)	2,568,648	6	3,210,409	7
1410	Prepayments		118,963	-	122,370	-
11XX	**Total current assets**		20,589,136	45	18,072,626	40
	Non-current assets					
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	120,317	-	338,102	1
1535	Non-current financial assets at amortized cost	6(3) and 8	37,411	-	37,362	-
1550	Investments accounted for using equity method	6(7)	4,803,701	11	4,607,173	10
1600	Property, plant and equipment	6(8) and 8	19,137,687	42	20,445,571	46
1755	Right-of-use assets	6(9)	1,031,916	2	896,759	2
1840	Deferred tax assets	6(25)	163,282	-	159,286	-
1920	Refundable deposits		19,021	-	20,368	-
1990	Other non-current assets		190,562	-	335,650	1
15XX	**Total non-current assets**		25,503,897	55	26,840,271	60
1XXX	**Total assets**		$ 46,093,033	100	$ 44,912,897	100

(Continued)

ChipMOS TECHNOLOGIES INC.
PARENT COMPANY ONLY BALANCE SHEETS
(Expressed in thousands of New Taiwan dollars)

Liabilities and Equity	Notes	December 31, 2023 Amount	%	December 31, 2022 Amount	%
Liabilities					
Current liabilities					
2150 Notes payable		$ 484	-	$ 132	-
2170 Accounts payable		784,919	2	560,802	1
2200 Other payables	6(10)	3,445,144	7	3,777,177	9
2220 Other payables－related parties	7	64,377	-	4,000	-
2230 Current tax liabilities		417,893	1	201,521	1
2250 Current provisions		33,564	-	26,643	-
2280 Current lease liabilities	6(28)	245,561	1	158,678	-
2320 Long-terms bank loans, current portion	6(11)(28) and 8	2,263,718	5	1,522,917	3
2365 Current refund liabilities		37,667	-	37,123	-
2399 Other current liabilities		23,591	-	22,279	-
21XX **Total current liabilities**		7,316,918	16	6,311,272	14
Non-current liabilities					
2540 Long-term bank loans	6(11)(28) and 8	12,648,001	27	12,444,884	28
2570 Deferred tax liabilities	6(25)	91,194	-	176,889	-
2580 Non-current lease liabilities	6(28)	813,733	2	759,447	2
2630 Long-term deferred revenue		120,963	-	127,657	-
2640 Net defined benefit liability, non-current	6(12)	227,337	1	259,215	1
2645 Guarantee deposits	6(28)	21,235	-	21,600	-
25XX **Total non-current liabilities**		13,922,463	30	13,789,692	31
2XXX **Total liabilities**		21,239,381	46	20,100,964	45
Equity					
Capital stock	6(13)				
3110 Capital stock－common stock		7,272,401	16	7,272,401	16
Capital surplus	6(14)				
3200 Capital surplus		6,064,637	13	6,064,637	13
Retained earnings	6(15)				
3310 Legal reserve		2,930,973	6	2,575,987	6
3350 Unappropriated retained earnings		8,532,433	19	8,657,696	19
Other equity interest	6(16)				
3400 Other equity interest		53,208	-	241,212	1
3XXX **Total equity**		24,853,652	54	24,811,933	55
Significant contingent liabilities and unrecognized contract commitments	9				
3X2X **Total liabilities and equity**		$ 46,093,033	100	$ 44,912,897	100

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.
PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of New Taiwan dollars, except earnings per share)

		Years ended December 31,				
		2023			2022	
Items	Notes	Amount	%		Amount	%
4000 Revenue	6(17)	$ 21,356,228	100	$	23,517,064	100
5000 Cost of revenue	6(5)(23)(24)	(17,806,803) (	83) (		18,605,007) (	79)
5900 Gross profit		3,549,425	17		4,912,057	21
Operating expenses	6(23)(24)and 7					
6100 Sales and marketing expenses		(138,697) (	1) (		130,676) (	1)
6200 General and administrative expenses		(488,262) (	2) (		528,924) (	2)
6300 Research and development expenses		(1,093,513) (	5) (		1,158,598) (	5)
6000 Total operating expenses		(1,720,472) (	8) (		1,818,198) (	8)
6500 Other income (expenses), net	6(18)	85,943	-		129,933	1
6900 Operating profit		1,914,896	9		3,223,792	14
Non-operating income (expenses)						
7100 Interest income	6(19)	182,533	1		54,785	-
7010 Other income	6(20)	77,583	-		66,991	-
7020 Other gains and losses	6(21)	135,042	1		385,322	2
7050 Finance costs	6(22)	(265,830) (	1) (		153,139) (	1)
7070 Share of profit of subsidiaries, associates and joint ventures accounted for using equity method		201,151	1		436,790	2
7000 Total non-operating income (expenses)		330,479	2		790,749	3
7900 **Profit before income tax**		2,245,375	11		4,014,541	17
7950 Income tax expense	6(25)	(351,947) (	2) (		642,567) (	3)
8200 **Profit for the year**		$ 1,893,428	9	$	3,371,974	14

(Continued)

ChipMOS TECHNOLOGIES INC.
PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of New Taiwan dollars, except earnings per share)

| | | | Years ended December 31, | | | |
| | | 2023 | | 2022 | | |
Items	Notes	Amount	%	Amount	%
Other comprehensive income (loss)					
8311 Gain on remeasurements of defined benefit plans	6(12)	$ 10,699	-	$ 222,234	1
8316 Unrealized loss on valuation of equity instruments at fair value through other comprehensive income	6(6)(16)	(217,785)	(1)	(46,419)	-
8330 Share of other comprehensive income (loss) of subsidiaries, associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	6(7)	12,993	-	(28,254)	-
8349 Income tax effect on components that will not be reclassified to profit or loss	6(25)	41,417	-	(35,163)	-
8310 Components of other comprehensive (loss) income that will not be reclassified to profit or loss		(152,676)	(1)	112,398	1
8361 Exchange differences on translation of foreign operations	6(16)	16,713	-	68,656	-
8365 Equity directly related to non-current assets held for sale	6(16)	(43,094)	-	-	-
8360 Components of other comprehensive (loss) income that will be reclassified to profit or loss		(26,381)	-	68,656	-
8300 **Other comprehensive (loss) income, net of income tax**		($ 179,057)	(1)	$ 181,054	1
8500 **Total comprehensive income for the year**		$ 1,714,371	8	$ 3,553,028	15
9750 Earnings per share—basic	6(26)	$ 2.60		$ 4.64	
9850 Earnings per share—diluted	6(26)	$ 2.58		$ 4.54	

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.
PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of New Taiwan dollars)

				Retained earnings		Other equity interest			
	Notes	Capital stock— common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Total equity
Year 2022									
Balance at January 1, 2022		$ 7,272,401	$ 6,064,485	$ 2,070,505	$ 8,740,451	($ 86,025)	$ 324,069	$ -	$ 24,385,886
Profit for the year		-	-	-	3,371,974	-	-	-	3,371,974
Other comprehensive income (loss)	6(16)	-	-	-	177,886	68,656	(65,488)	-	181,054
Total comprehensive income (loss) for the year		-	-	-	3,549,860	68,656	(65,488)	-	3,553,028
Appropriation of prior year's earnings:	6(15)								
Legal reserve		-	-	505,482	(505,482)	-	-	-	-
Cash dividends		-	-	-	(3,127,133)	-	-	-	(3,127,133)
Changes in associates accounted for using equity method	6(14)	-	152	-	-	-	-	-	152
Balance at December 31, 2022		$ 7,272,401	$ 6,064,637	$ 2,575,987	$ 8,657,696	($ 17,369)	$ 258,581	$ -	$ 24,811,933
Year 2023									
Balance at January 1, 2023		$ 7,272,401	$ 6,064,637	$ 2,575,987	$ 8,657,696	($ 17,369)	$ 258,581	$ -	$ 24,811,933
Profit for the year		-	-	-	1,893,428	-	-	-	1,893,428
Other comprehensive income (loss)	6(16)	-	-	-	8,947	16,713	(161,623)	(43,094)	(179,057)
Total comprehensive income (loss) for the year		-	-	-	1,902,375	16,713	(161,623)	(43,094)	1,714,371
Appropriation of prior year's earnings:	6(15)								
Legal reserve		-	-	354,986	(354,986)	-	-	-	-
Cash dividends		-	-	-	(1,672,652)	-	-	-	(1,672,652)
Balance at December 31, 2023		$ 7,272,401	$ 6,064,637	$ 2,930,973	$ 8,532,433	($ 656)	$ 96,958	($ 43,094)	$ 24,853,652

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.
PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS
(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,	
	Notes	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before income tax		$ 2,245,375	$ 4,014,541
Adjustments to reconcile profit (loss)			
Depreciation expenses	6(8)(9)(23)	4,771,113	4,743,449
Expected credit (gains) losses		(302)	897
Interest expense	6(22)	265,397	142,299
Interest income	6(19)	(182,533)	(54,785)
Dividends income	6(20)	(6,592)	(9,816)
Share of profit of subsidiaries, associates and joint ventures accounted for using equity method		(201,151)	(436,790)
(Gain) loss on valuation of financial assets at fair value through profit or loss	6(2)(21)	(39,254)	69,404
Gain on disposal of property, plant and equipment	6(18)	(18,431)	(74,548)
Gain from lease modifications		-	(139)
Impairment loss on property, plant and equipment	6(8)(18)	9,236	12,721
Deferred income		(20,839)	(17,859)
Changes in operating assets and liabilities			
Changes in operating assets			
Financial assets at fair value through profit or loss		124,743	162,332
Current contract assets		(2,470)	18,788
Notes receivable		-	1,035
Accounts receivable		(944,603)	1,961,924
Other receivables		49,358	17,340
Inventories		641,761	(3,232)
Prepayments		3,407	37,745
Changes in operating liabilities			
Notes payable		352	109
Accounts payable		224,117	(451,589)
Other payables		(105,943)	(172,107)
Other payables－related parties		1,828	800
Current provisions		6,921	22,362
Current refund liabilities		544	27,274
Other current liabilities		1,312	8,088
Net defined benefit liability, non-current		(21,179)	(21,839)
Cash generated from operations		6,802,167	9,998,404
Interest received		184,153	40,123
Dividend received		10,327	26,416
Interest paid		(226,928)	(107,070)
Income tax paid		(183,849)	(1,354,034)
Net cash generated from operating activities		6,585,870	8,603,839

(Continued)

ChipMOS TECHNOLOGIES INC.
PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS
(Expressed in thousands of New Taiwan dollars)

	Notes	Years ended December 31,	
		2023	2022
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of financial assets at amortized cost		($ 37,411)	($ 37,362)
Proceeds from repayments of financial assets at amortized cost		37,362	37,539
Acquisition of financial assets at fair value through other comprehensive income	6(6)	(12,500)	-
Acquisition of property, plant and equipment	6(27)	(3,072,355)	(4,699,369)
Proceeds from disposal of property, plant and equipment		83,679	77,339
Decrease (increase) in refundable deposits		1,347	(408)
Increase in other non-current assets		(160,703)	(400,569)
Increase in long-term deferred revenue		14,145	25,328
Net cash used in investing activities		(3,146,436)	(4,997,502)
CASH FLOWS FROM FINANCING ACTIVITIES	6(28)		
Proceeds from short-term bank loans		1,273,873	348,006
Payments on short-term bank loans		(1,273,873)	(1,079,757)
Payments on lease liabilities		(285,317)	(229,860)
Proceeds from long-term bank loans		2,430,224	4,567,672
Payments on long-term bank loans		(1,522,918)	(54,000)
Decrease in guarantee deposits		(365)	(25)
Cash dividend paid	6(15)	(1,672,652)	(3,127,133)
Net cash (used in) generated from financing activities		(1,051,028)	424,903
Net increase in cash and cash equivalents		2,388,406	4,031,240
Cash and cash equivalents at beginning of year		9,719,007	5,687,767
Cash and cash equivalents at end of year		$ 12,107,413	$ 9,719,007

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.
NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

1. HISTORY AND ORGANIZATION

ChipMOS TECHNOLOGIES INC. (the "Company") was incorporated on July 28, 1997. The Company is primarily engaged in the research, development, manufacturing and sale of high-integration and high-precision integrated circuits and related assembly and testing services. On April 11, 2014, the Company's shares were listed on the Taiwan Stock Exchange. On November 1, 2016, the Company's American Depositary Shares ("ADSs") were listed on the NASDAQ Global Select Market.

2. THE AUTHORIZATION OF THE PARENT COMPANY ONLY FINANCIAL STATEMENTS

The accompanying parent company only financial statements were authorized for issuance by the Board of Directors on February 22, 2024.

3. APPLICATION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS AND INTERPRETATIONS

(1) Effect of the adoption of new or amended International Financial Reporting Standards ("IFRS®") Accounting Standards that came into effect as endorsed by the Financial Supervisory Commission ("FSC")

A. New standards, interpretations and amendments endorsed by the FSC and became effective from 2023 are as follows:

New Standards, Interpretations and Amendments	Effective date issued by International Accounting Standards Board ("IASB")
Amendments to IAS 1, "Disclosure of Accounting Policies"	January 1, 2023
Amendments to IAS 8, "Definition of Accounting Estimates"	January 1, 2023
Amendments to IAS 12, "Deferred Tax related to Assets and Liabilities arising from a Single Transaction"	January 1, 2023
Amendments to IAS 12, "International Tax Reform－Pillar Two Model Rules"	May 23, 2023

B. Based on the Company's assessment, the above standards and interpretation have no significant impact on the Company's financial position and financial performance.

(2) Effect of new, revised or amended IFRS Accounting Standards as endorsed by the FSC that has not yet adopted

A. New standards, interpretations and amendments endorsed by the FSC and will become effective from 2024 are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 16, "Lease Liability in a Sale and Leaseback"	January 1, 2024
Amendments to IAS 1, "Classification of Liabilities as Current or Non-current"	January 1, 2024
Amendments to IAS 1, "Non-current Liabilities with Covenants"	January 1, 2024
Amendments to IAS 7 and IFRS 7, "Supplier Finance Arrangements"	January 1, 2024

B. Based on the Company's assessment, the above standards and interpretations have no significant impact on the Company's financial position and financial performance.

(3) The IFRS Accounting Standards issued by IASB but not yet endorsed by the FSC

A. New standards, interpretations and amandments issued by IASB but not yet included in the IFRS Accounting Standards as endorsed by the FSC are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 10 and IAS 28, "Sale or Contribution of Assets between an Investor and its Associate or Joint Venture"	To be determined by IASB
IFRS 17, "Insurance Contracts"	January 1, 2023
Amendments to IFRS 17, "Insurance Contracts"	January 1, 2023
Amendment to IFRS 17, "Initial Application of IFRS 17 and IFRS 9 – Comparative Information"	January 1, 2023
Amendments to IAS 21, "Lack of Exchangeability"	January 1, 2025

B. Based on the Company's assessment, the above standards and interpretations have no significant impact on the Company's financial position and financial performance.

4. SUMMARY OF MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these accompanying parent company only financial statements are set out below. These policies have been consistently applied during the reported periods, unless otherwise stated.

(1) Statement of compliance

The parent company only financial statements of the Company have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

(2) Basis of preparation

A. Except for the following items, the parent company only financial statements have been prepared under the historical cost convention:

(a) Financial assets at fair value through profit or loss (including derivative instruments).

(b) Financial assets at fair value through other comprehensive income.

(c) Defined benefit liabilities were recognized based on the net amount of pension fund assets less the present value of benefit obligation.

B. The preparation of the parent company only financial statements in conformity with IFRS, IAS, IFRIC® Interpretations, and SIC® Interpretations as endorsed by the FSC requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the parent company only financial statements are disclosed in Note 5.

(3) Foreign currency translation

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates (the "functional currency"). The parent company only financial statements are presented in New Taiwan dollars (NTD), which is the Company's functional currency.

A. Foreign currency transactions and balances

(a) Foreign currency transactions are translated into the functional currency using the exchange rates on the trade date or measurement date. Therefore, foreign exchange differences resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

(b) Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation are recognized in profit or loss on the balance sheet date.

(c) Non-monetary assets and liabilities denominated in foreign currencies held at fair value through profit or loss are re-translated at the exchange rates prevailing at the balance sheet date; their exchange differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currencies held at fair value through other comprehensive income are re-translated at the exchange rates prevailing at the balance sheet date; their exchange differences are recognized in other comprehensive income. However, non-monetary assets and liabilities denominated in foreign currencies that are not measured at fair value are translated using the historical exchange rates at the initial dates of the transactions.

(d) All foreign exchange differences are presented in the statement of comprehensive income under "Other gains and losses" by the nature of transactions.

B. Translation of foreign operations

The operating results and financial position of all the group entities, associates that have different functional currency and presentation currency are translated into the presentation currency as follows:

(a) Assets and liabilities for each balance sheet are translated at the exchange rates prevailing at the balance sheet date;

(b) Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period; and

(c) All exchange differences are recognized in other comprehensive income.

(4) Classification of current and non-current assets and liabilities

  A. Assets that meet one of the following criteria are classified as current assets:

    (a) Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

    (b) Assets held mainly for trading purposes;

    (c) Assets that are expected to be realized within 12 months from the balance sheet date;

    (d) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than 12 months after the balance sheet date.

  All assets that do not meet the above criteria are classified as non-current assets.

  B. Liabilities that meet one of the following criteria are classified as current liabilities:

    (a) Liabilities that are expected to be settled within the normal operating cycle;

    (b) Liabilities arising mainly from trading activities;

    (c) Liabilities that are to be settled within 12 months from the balance sheet date;

    (d) Liabilities for which the repayment date cannot be unconditionally extended to more than 12 months after the balance sheet date. Liabilities bearing terms that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

  All liabilities that do not meet the above criteria are classified as non-current liabilities.

(5) Cash equivalents

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value (including time deposits with less than three months contract period). Time deposits that meet the above definition and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

(6) Financial assets at fair value through profit or loss

  A. Financial assets at fair value through profit or loss are financial assets that are not measured at amortized cost or fair value through other comprehensive income.

  B. On a regular way purchase or sale basis, financial assets at fair value through profit or loss are recognized and derecognized using settlement date accounting.

  C. At initial recognition, the Company measures the financial assets at fair value and recognizes the transaction costs in profit or loss. The Company subsequently measures the financial assets at fair value, and recognizes the gains or losses in profit or loss.

  D. The Company recognizes the dividend income when the right to receive such payment is confirmed, inflow of the future economic benefits associated with the dividend is probable to the Company and the amount of the dividend can be measured reliably.

(7) Financial assets at fair value through other comprehensive income

    A. Financial assets at fair value through other comprehensive income comprise equity instruments which are not held for trading, and for which the Company has made an irrevocable election at initial recognition to recognize changes in fair value in other comprehensive income.

    B. On a regular way purchase or sale basis, financial assets at fair value through other comprehensive income are recognized and derecognized using settlement date accounting.

    C. At initial recognition, the Company measures the financial assets at fair value plus transaction costs. The Company subsequently measures the financial assets at fair value:

    The changes in fair value of equity instruments that were recognized in other comprehensive income are reclassified to retained earnings and are not reclassified to profit or loss following the derecognition of the investment. Dividends are recognized as income when the right to receive such payment is confirmed, inflow of the future economic benefits associated with the dividend is probable to the Company and the amount of the dividend can be measured reliably.

(8) Financial assets at amortized cost

    A. Financial assets at amortized cost are those that meet all of the following criteria:

      (a) The objective of the Company's business model is achieved by collecting contractual cash flows.

      (b) The financial assets' contractual cash flows represent solely payments of principal and interest.

    B. The Company's time deposits which do not fall under cash equivalents are those with a short maturity period and are measured at initial investment amount as the effect of discounting is immaterial.

(9) Accounts receivable

    A. Accounts receivable entitle the Company a legal right to receive consideration in exchange for transferred goods or rendered services.

    B. The short-term accounts receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(10) Impairment of financial assets

    For financial assets at amortized cost, at each reporting date, the Company recognizes the impairment provision for 12 months expected credit losses if there has not been a significant increase in credit risk since initial recognition or recognizes the impairment provision for the lifetime expected credit losses if such credit risk has increased since initial recognition after taking into consideration all reasonable and verifiable information that includes forecasts. On the other hand, for accounts receivable or contract assets that do not contain a significant financing component, the Company recognizes the impairment provision for lifetime expected credit losses.

(11) Derecognition of financial assets

    The Company derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset have expired.

(12) Inventories

    Inventories are initially recorded at standard costs. Cost is determined on a weighted-average cost basis. At the end of reporting period, the differences between actual costs and standard costs were allocated to inventories and cost of revenue based on an appropriate rate. Allocation of fixed production overheads is based on the normal operating capacity of the production facilities. Costs associated with underutilized capacity are expensed in the period that the cost occurs.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The item by item approach is used in raw materials. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.

(13) Investments accounted for using equity method – subsidiaries and associates

A. Subsidiaries are all entities controlled by the Company. The Company controls an entity when the Company is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

B. Unrealized gains or losses resulting from inter-company transactions with subsidiaries are eliminated. Necessary adjustments are made to the accounting policies of subsidiaries, to be consistent with the accounting policies of the Company.

C. The Company's share of its subsidiaries' post-acquisition profits or losses is recognized in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. When the Company's share of losses in a subsidiary equals or exceeds its interest in the subsidiary, the Company continues to recognize its share in the subsidiary's loss proportionately.

D. Changes in a parent's ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary (transactions with non-controlling interests) are accounted for as equity transactions, i.e. transactions with owners in their capacity as owner. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity.

E. Associates are all entities over which the Company has significant influence but not control. In general, it is presumed that the investor has significant influence, if an investor holds, directly or indirectly 20 percent or more of the voting power of the investee. Investments in associates are accounted for using the equity method and are initially recognized at cost.

F. The Company's share of its associates' post-acquisition profits or losses is recognized in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. When the Company's share of losses in an associate equals or exceeds its interests in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

G. When changes in an associate's equity that are not recognized in profit or loss or other comprehensive income of the associate and such changes not affecting the Company's ownership percentage of the associate, the Company recognizes the Company's share of change in equity of the associate in "Capital surplus" in proportion to its ownership.

H. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interests in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

I. In the case where an associate issues new shares and the Company does not subscribe or proportionately acquire the new shares, which results in a change in the Company's ownership

percentage of the associate while maintaining significant influence on the associate, then "Capital surplus" and "Investments accounted for using equity method" shall be adjusted for the increase or decrease of its share of equity interests. If the above condition causes a decrease in the Company's ownership percentage of the associate, in addition to the above adjustment, the amounts previously recognized in other comprehensive income in relation to the associate are reclassified to profit or loss proportionately on the same basis as would be required if the relevant assets or liabilities were disposed of.

J. When the Company disposes of its investment in an associate, if it loses significant influence on this associate, the amounts previously recognized in other comprehensive income in relation to the associate are reclassified to profit or loss, on the same basis as would be required if the relevant assets or liabilities were disposed of. If it still retains significant influence on this associate, then the amounts previously recognized in other comprehensive income in relation to the associate are reclassified to profit or loss proportionately in accordance with the aforementioned approach.

K. According to Rules Governing the Preparation of Financial Statements by Securities Issuers, profit for the year and other comprehensive income for the year reported in the parent company only financial statements, shall be equal to profit for the year and other comprehensive income attributable to owners of the parent reported in the consolidated financial statements, equity reported in the parent company only financial statements shall be equal to equity attributable to owners of parent reported in the consolidated financial statements.

(14) Property, plant and equipment

A. Property, plant and equipment are initially recorded at cost. Borrowing costs incurred during the construction period are capitalized.

B. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

C. Land is not depreciated. Other property, plant and equipment apply cost model and are depreciated using the straight-line method to allocate their cost over their estimated useful lives. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

D. The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets' residual values and useful lives differ from previous estimates or the patterns of consumption of the assets' future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8 "Accounting Policies, Change in Accounting Estimates and Errors", from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Buildings	1 to 51 years
Machinery and equipment	1 to 20 years
Tools	1 to 4 years
Others	1 to 6 years

(15) Leasing arrangements (lessee)－right-of-use assets / lease liabilities

    A. Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Company. For short-term leases or leases of low value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.

    B. Lease liabilities include the net present value of the remaining lease payments at the commencement date, discounted using the incremental borrowing interest rate.

    Lease payments are comprised of the following:

    (a) Fixed payments, less any lease incentives receivable;

    (b) The exercise price of a purchase option, if the lessee is reasonably certain to exercise that option.

    The Company subsequently measures the lease liability at amortized cost using the interest method and recognizes interest expense over the lease term. The lease liability is remeasured and the amount of remeasurement is recognized as an adjustment to the right-of-use asset when there are changes in the lease term or lease payments and such changes do not arise from contract modifications.

    C. At the commencement date, the right-of-use asset is stated at the amount of the initial measurement of lease liability. The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset's useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.

(16) Impairment of non-financial assets

    The Company assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell or value in use. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

(17) Loans

    Loans comprise long-term and short-term bank loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in profit or loss over the period of the loans using the effective interest method.

(18) Accounts and notes payable

    A. Accounts payable are liabilities for purchases of raw materials, goods or services and notes payable are those resulting from operating and non-operating activities.

    B. The short-term accounts and notes payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(19) Derecognition of financial liabilities

A financial liability is derecognized when the obligation specified in the contract is either discharged or cancelled or expires.

(20) Provisions for deficiency compensation

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation on the balance sheet date, which is discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. When discounting is used, the increase in the provision arising from the passage of time is recognized as interest expense. Provisions are not recognized for future operating losses.

(21) Employee benefits

A. Short-term employee benefits

Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees and should be recognized as expenses when the employees render service.

B. Pensions

(a) Defined contribution plans

For defined contribution plans, the contributions are recognized as pension expenses when they are due on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in future payments.

(b) Defined benefit plans

i. Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Company in the current period or prior periods. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The net defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The discount rate is determined by using the interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

ii. Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.

iii. Past service costs are recognized immediately in profit or loss.

C. Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of employment as a result from either the Company's decision to terminate an employee's employment before the normal retirement date, or an employee's decision to accept an offer of redundancy benefits in exchange for the termination of employment. The Company recognizes an expense as it can no longer withdraw an offer of termination benefits, or it recognizes related restructuring costs, whichever is earlier. Benefits that are expected to be due more than 12 months after balance sheet date shall be discounted to their present value.

D. Employees' compensation and directors' remuneration

Employees' compensation and directors' remuneration are recognized as expenses and liabilities, provided that such recognition is required under legal obligation or constructive obligation and those amounts can be reliably estimated. Any difference between the resolved amounts and the subsequently actual distributed amounts is accounted for as changes in estimates. If employee compensation is paid by shares, the Company calculates the number of shares based on the closing price at the previous day of the board meeting resolution.

(22) Income tax

A. The income tax expense for the period comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the income tax is recognized in other comprehensive income or equity.

B. The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities. An additional income tax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year the stockholders resolve to retain the earnings.

C. Deferred tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the parent company only balance sheet. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

D. Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each balance sheet date, unrecognized and recognized deferred tax assets are reassessed.

E. A deferred tax asset shall be recognized for the carryforward of unused tax credits resulting from equity investments to the extent that it is possible that future taxable profit will be available against which the unused tax credits can be utilized.

F. If a change in tax rate is enacted or substantively enacted, the Company recognizes the effect of the change immediately in the period in which the change occurs. The effect of the change on items recognized outside profit or loss is recognized in other comprehensive income or equity while the effect of the change on items recognized in profit or loss is recognized in profit or loss.

(23) Capital stock

A. Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares in net proceeds of tax are shown in equity as a deduction.

B. Where the Company repurchases the Company's shares that have been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

(24) Dividends

Dividends are recorded in the Company's financial statements in the period in which they are resolved by the Company's shareholders. Cash dividends are recorded as liabilities; stock dividends are recorded as stock dividends to be distributed and are reclassified to ordinary shares on the effective date of new shares issuance.

(25) Revenue recognition

A. The Company is primarily engaged in the customized assembly and testing services of high-integration and high-precision integrated circuits based on customer's specification demand to create or enhance the product. When providing assembly and testing services, the Company considers:

(a) Customer controls the provided raw materials and the Company receives the instruction from the customer on providing assembly and testing services and subsequent treatments.

(b) The Company provides assembly and testing services to create or enhance an asset which is solely provided and controlled by the customer. The Company has no right to transfer the asset for another use.

As the asset ownership belongs to the customer, who bears the significant risk and rewards and rights on the use of the asset, the Company recognizes assembly and testing service revenue based on the progress towards completion of performance obligation during the service period.

B. The progress towards completion on assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors ("LCDD") and Bumping are measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. The Company provides assembly and testing services based on customer's specification, thus, the input costs incurred to assembly and testing volume completed in testing services are not linear over the duration of these services. Customer payment on assembly and testing services is based on predetermined payment schedule. A contract asset is recognized when the Company provides services in excess of customer's payment.

(26) Government grants

Government grants are recognized at their fair value only when there is reasonable assurance that the Company will comply with any conditions attached to the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate.

Government grants related to property, plant and equipment are recognized as non-current liabilities and are amortized to profit or loss over the estimated useful lives of the related assets using straight-line method.

-241-

5. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND KEY SOURCES OF ASSUMPTION UNCERTAINTY

The preparation of the accompanying parent company only financial statements requires management to make critical judgments in applying the Company's accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

Critical accounting estimates and assumptions-Revenue recognition

The Company recognizes revenue from services for assembly, LCDD and Bumping based on the progress towards completion of performance obligation during the service period. The Company estimates total expected input costs based on historical experience and measures the progress towards completion by the actual input costs relative to the total expected input costs.

6. DETAILS OF SIGNIFICANT ACCOUNTS

(1) Cash and cash equivalents

	December 31, 2023	December 31, 2022
Cash on hand and petty cash	$ 450	$ 450
Checking accounts and demand deposits	1,392,445	2,208,207
Time deposits	10,714,518	7,510,350
	$ 12,107,413	$ 9,719,007

A. The Company transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

B. No cash and cash equivalents of the Company were pledged to others.

(2) Financial assets at fair value through profit or loss

	December 31, 2023	December 31, 2022
Current:		
Financial assets mandatorily measured at fair value through profit or loss		
Listed stocks	$ 53,747	$ 171,988
Valuation adjustment	(11,012)	(43,764)
	$ 42,735	$ 128,224

A. Amounts recognized in profit or loss in relation to the financial assets at fair value through profit or loss are listed below:

	2023	2022
Financial assets mandatorily measured at fair value through profit or loss		
Listed stocks	$ 22,001	($ 75,211)
Beneficiary certificates	17,253	5,807
	$ 39,254	($ 69,404)

B. No financial assets at fair value through profit or loss were pledged to others.

C. Information relating to price risk of financial assets at fair value through profit or loss is provided in Note 12(2).

(3) Financial assets at amortized cost

	December 31, 2023	December 31, 2022
Non-current:		
Restricted bank deposits	$ 37,411	$ 37,362

A. Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	2023	2022
Interest income	$ 163	$ 57

B. Without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Company is the carrying amount at the end of each reporting period.

C. Information about the financial assets at amortized cost that were pledged to others as collateral is provided in Note 8.

D. Information relating to credit risk of financial assets at amortized cost is provided in Note 12(2).

(4) Accounts receivable

	December 31, 2023	December 31, 2022
Accounts receivable	$ 5,328,835	$ 4,384,232
Less: Loss allowance	(2,454)	(2,669)
	$ 5,326,381	$ 4,381,563

A. The Company's credit term granted to customers is 30~90 days. Receivables do not bear interest. The loss allowance is determined based on the credit quality of customers. Information relating to credit risk is provided in Note 12(2).

B. The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2023	December 31, 2022
Current	$ 5,326,523	$ 4,357,073
Within 1 month	2,089	27,159
1-2 months	223	-
	$ 5,328,835	$ 4,384,232

C. As of December 31, 2023 and 2022, accounts receivable were all from contracts with customers. And as of January 1, 2022, the balance of accounts receivable from contracts with customers was $6,344,246.

D. Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Company's maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.

E. No accounts receivable of the Company was pledged to others.

(5) Inventories

| | December 31, 2023 | | |
	Cost	Allowance for impairment losses	Carrying amount
Raw materials	$ 2,754,911	($ 186,263)	$ 2,568,648

| | December 31, 2022 | | |
	Cost	Allowance for impairment losses	Carrying amount
Raw materials	$ 3,316,039	($ 105,630)	$ 3,210,409

The cost of inventories recognized as an expense for the year:

	2023	2022
Cost of revenue	$ 17,723,687	$ 18,611,515
Loss on abandonment	2,483	9,448
Allowance for (reversal of) inventory valuation and obsolescence loss	80,633	(15,956)
	$ 17,806,803	$ 18,605,007

A. Allowance for inventory valuation and obsolescence loss was recognized due to the change in net realizable value.

B. No inventories of the Company were pledged to others.

(6) Non-current financial assets at fair value through other comprehensive income

	December 31, 2023	December 31, 2022
Designation of equity instruments		
Foreign unlisted stocks	$ 38,534	$ 38,534
Valuation adjustment	81,783	299,568
	$ 120,317	$ 338,102

A. Based on the Company's business model, the foreign unlisted stocks held for strategic investments were elected to classify as Financial assets at fair value through other comprehensive income. As of December 31, 2023 and 2022, the fair value of aforementioned investments is the carrying amount at the end of each reporting period.

B. Amounts recognized in other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	2023	2022
Financial assets at fair value through other comprehensive income		
Foreign unlisted stocks	($ 217,785)	($ 46,419)

C. No financial assets at fair value through other comprehensive income were pledged to others.

D. In April 2023, the Company acquired 1,000 thousand ordinary shares of Daypower Energy Co., Ltd. ("Daypower Energy") in the amount of $12,500, representing 10% of shareholding and was recorded as financial assets at fair value through other comprehensive income. Subsequently, in August 2023, the Company participated in the re-election of the directors of Daypower Energy and obtained significant influence by holding one seat in Daypower Energy's Board of Directors. As a result, the Company reclassified the investment as investment accounted for using equity

method from financial assets at fair value through other comprehensive income. Information related to Daypower Energy investment is provided in Note 6(7).

  E. Information about fair value measurement is provided in Note 12(3).

(7) Investments accounted for using equity method

Subsidiaries		December 31, 2023		December 31, 2022
ChipMOS TECHNOLOGIES (BVI) LTD. ("ChipMOS BVI")	$	4,254,928	$	4,090,030
ChipMOS U.S.A., Inc. ("ChipMOS USA")		258,231		250,073
		4,513,159		4,340,103
Associates				
JMC ELECTRONICS CO., LTD. ("JMC")		277,076		267,070
Daypower Energy		13,466		-
		290,542		267,070
	$	4,803,701	$	4,607,173

  A. Subsidiaries

  Information about the Company's subsidiaries is provided in Note 4(3) of the consolidated financial statements for the year ended December 31, 2023.

  B. On December 21, 2023, the Company's Board of Directors approved its subsidiary ChipMOS BVI to sell the 45.0242% owned equity investment accounted for using equity method in Unimos Microelectronics (Shanghai) Co., Ltd. ("Unimos Shanghai") to Suzhou Oriza PuHua Zhixin Equity Investment Partnership (L.P.) and other strategic investors. The equity transfer is expected to be completed in the first half of 2024.

  C. Associates

    (a) The carrying amount of the Company's interests in all individually immaterial associates and the Company's share of the operating results are summarised below:

    As of December 31, 2023 and 2022, the carrying amount of the Company's individually immaterial associates amounted to $290,542 and $267,070, respectively.

		2023		2022
Profit for the year from continuing operations	$	1,714	$	7,335
Other comprehensive income (loss), net of income tax		12,993	(	28,254)
Total comprehensive income (loss)	$	14,707	($	20,919)

    (b) JMC has quoted market prices. As of December 31, 2023 and 2022, the fair value was $303,780 and $249,000, respectively.

  D. Both JMC and Daypower Energy are recognized as investment accounted for using equity method given that the Company retains significant influence by holding one seat in JMC's and Daypower Energy's Board of Directors.

(8) Property, plant and equipment

			2023				
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
January 1							
Cost	$ 452,738	$ 13,379,852	$ 59,192,496	$ 5,716,357	$ 2,610,215	$ 504,200	$ 81,855,858
Accumulated depreciation and impairment	-	(7,994,344)	(46,434,515)	(4,919,660)	(2,061,768)	-	(61,410,287)
	$ 452,738	$ 5,385,508	$ 12,757,981	$ 796,697	$ 548,447	$ 504,200	$ 20,445,571
January 1	$ 452,738	$ 5,385,508	$ 12,757,981	$ 796,697	$ 548,447	$ 504,200	$ 20,445,571
Additions	-	1,303	5,429	291	-	3,219,922	3,226,945
Disposals	-	-	(16,574)	(11,038)	-	-	(27,612)
Reclassifications	2,000	469,597	1,787,140	586,090	226,610	(3,071,437)	-
Depreciation expenses	-	(557,187)	(3,043,353)	(635,227)	(262,214)	-	(4,497,981)
Impairment losses	-	-	(9,236)	-	-	-	(9,236)
December 31	$ 454,738	$ 5,299,221	$ 11,481,387	$ 736,813	$ 512,843	$ 652,685	$ 19,137,687
December 31							
Cost	$ 454,738	$ 13,850,418	$ 60,647,986	$ 5,959,251	$ 2,769,197	$ 652,685	$ 84,334,275
Accumulated depreciation and impairment	-	(8,551,197)	(49,166,599)	(5,222,438)	(2,256,354)	-	(65,196,588)
	$ 454,738	$ 5,299,221	$ 11,481,387	$ 736,813	$ 512,843	$ 652,685	$ 19,137,687

			2022				
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
January 1							
Cost	$ 452,738	$ 11,877,419	$ 57,172,050	$ 5,574,316	$ 2,340,015	$ 682,929	$ 78,099,467
Accumulated depreciation and impairment	-	(7,533,863)	(43,890,363)	(4,736,326)	(1,828,586)	-	(57,989,138)
	$ 452,738	$ 4,343,556	$ 13,281,687	$ 837,990	$ 511,429	$ 682,929	$ 20,110,329
January 1	$ 452,738	$ 4,343,556	$ 13,281,687	$ 837,990	$ 511,429	$ 682,929	$ 20,110,329
Additions	-	3,780	6,748	636	-	4,907,318	4,918,482
Disposals	-	-	(46,084)	(2,597)	-	-	(48,681)
Reclassifications	-	1,503,432	2,603,381	685,481	294,765	(5,086,047)	1,012
Depreciation expenses	-	(465,260)	(3,075,030)	(724,813)	(257,747)	-	(4,522,850)
Impairment losses	-	-	(12,721)	-	-	-	(12,721)
December 31	$ 452,738	$ 5,385,508	$ 12,757,981	$ 796,697	$ 548,447	$ 504,200	$ 20,445,571
December 31							
Cost	$ 452,738	$ 13,379,852	$ 59,192,496	$ 5,716,357	$ 2,610,215	$ 504,200	$ 81,855,858
Accumulated depreciation and impairment	-	(7,994,344)	(46,434,515)	(4,919,660)	(2,061,768)	-	(61,410,287)
	$ 452,738	$ 5,385,508	$ 12,757,981	$ 796,697	$ 548,447	$ 504,200	$ 20,445,571

A. Amount of borrowing costs capitalized as part of property, plant and equipment and the range of the interest rates for such capitalization are as follows:

	2023	2022
Amount of interest capitalized	$ 7,692	$ 10,856
Range of interest rates for capitalization	1.4588%	1.0094%

B. Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 8.

(9) Leasing arrangements－lessee

A. The Company leases various assets, including land, buildings, machinery and equipment, and others. Lease contracts are typically made for periods of 2 to 30 years. For machinery and equipment, lease contracts are between 2 to 3 years. For land, lease contracts are between 10 to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease contracts do not impose covenants, but leased assets may not be used as security for borrowing purposes.

B. The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	December 31, 2023 Carrying amount	December 31, 2022 Carrying amount
Land	$ 615,385	$ 630,969
Buildings	2,137	5,981
Machinery and equipment	411,809	257,196
Others	2,585	2,613
	$ 1,031,916	$ 896,759

	2023 Depreciation expenses	2022 Depreciation expenses
Land	$ 21,524	$ 21,904
Buildings	3,843	2,639
Machinery and equipment	245,304	194,059
Others	2,461	1,997
	$ 273,132	$ 220,599

C. For the years ended December 31, 2023 and 2022, additions to right-of-use assets were $408,289 and $304,027, respectively.

D. The information on profit or loss accounts relating to lease contracts is as follows:

	2023	2022
Items affecting profit or loss		
Interest expense on lease liabilities	$ 18,197	$ 14,416
Expense on short-term lease contracts	53,095	93,214

E. For the years ended December 31, 2023 and 2022, the Company's total cash outflow for leases were $340,148 and $323,125, respectively.

(10) Other payables

	December 31, 2023	December 31, 2022
Payable to equipment suppliers	$ 1,196,181	$ 1,405,931
Salaries and bonuses payable	989,277	1,002,577
Employees' compensation payable	250,181	447,303
Pension payable	16,825	16,541
Directors' remuneration payable	6,255	11,182
Interest payable	9,625	7,768
Other expense payable	976,800	885,875
	$ 3,445,144	$ 3,777,177

(11) Long-term bank loans

Type of loans	Period and payment term	December 31, 2023	December 31, 2022
Government granted bank loans	Borrowing period is from March 11, 2020 to October 15, 2032; interest is repayable monthly; principal is repayable monthly from March 15, 2023	$ 14,972,311	$ 14,056,131
Less: Unamortized interest on government granted bank loans		(60,592)	(88,330)
Less: Current portion (fee included)		(2,263,718)	(1,522,917)
		$ 12,648,001	$ 12,444,884
Interest rate range		1.2%~1.75%	1.075%~1.625%
Unused credit lines of long-term bank loans			
NT$		$ 7,232,770	$ 9,671,868

A. On January 1, 2019, Ministry of Economic Affairs, R.O.C. ("MOEA") implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 and September 2022 with the line of credit amounted to NT$23.73 billion and terms from seven to ten years. Funding from these loans was used to invest in machineries, equipment and plant expansions and broaden the Company's working capital.

B. On May 15, 2018, the Company entered into a syndicated loan with eleven banks in Taiwan, including Taiwan Cooperative Bank, in the amount of NT$12 billion with a term of five years. Funding from this syndicated loan was used to repay the existing debt of financial institutions and broaden the Company's mid-term working capital. Pursuant to the syndicated loan

agreement, the Company is required to maintain certain financial ratios including current ratio, interest protection multiples and debt to equity ratio during the loan periods. The syndicated loan was fully repaid in advance in March 2022.

C. Information about the items that are pledged to others as collaterals for long-term bank loans is provided in Note 8.

(12) Pensions

A. Defined Benefit Plans

The Company has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular employees' service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who chose to continue to be subject to the pension mechanism under the Labor Standards Act. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company contributes monthly an amount equal to 2% of the employees' monthly salaries and wages to the pension fund deposited with the Bank of Taiwan, the trustee, under the name of the independent pension fund committee. Also, the Company would assess the balance in the aforementioned labor pension reserve account by the end of every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method, to the employees expected to be qualified for retirement next year, the Company will make contributions to cover the deficit by March of following year.

(a) The amounts recognized in the balance sheets are as follows:

	December 31, 2023	December 31, 2022
Present value of defined benefit obligations	($ 744,191)	($ 759,548)
Fair value of plan assets	516,854	500,333
Net defined benefit liability	($ 227,337)	($ 259,215)

(b)Movements in net defined benefit liability are as follows:

	2023		
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
January 1	($ 759,548)	$ 500,333	($ 259,215)
Current service cost	(133)	-	(133)
Interest (expense) income	(11,150)	7,441	(3,709)
	(770,831)	507,774	(263,057)
Remeasurements:			
Return on plan assets (excluding amounts included in interest income or expense)	-	3,187	3,187
Impact on changes in demographic assumptions	14,216	-	14,216
Financial assumption movement effect	(7,103)	-	(7,103)
Experience adjustments	399	-	399
	7,512	3,187	10,699
Pension fund contribution	-	25,021	25,021
Paid pension	19,128	(19,128)	-
December 31	($ 744,191)	$ 516,854	($ 227,337)

	2022		
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
January 1	($ 959,677)	$ 456,389	($ 503,288)
Current service cost	(257)	-	(257)
Interest (expense) income	(6,589)	3,161	(3,428)
	(966,523)	459,550	(506,973)
Remeasurements:			
Return on plan assets (excluding amounts included in interest income or expense)	-	34,550	34,550
Impact on changes in demographic assumptions	-	-	-
Financial assumption movement effect	73,218	-	73,218
Experience adjustments	114,466	-	114,466
	187,684	34,550	222,234
Pension fund contribution	-	25,524	25,524
Paid pension	19,291	(19,291)	-
December 31	($ 759,548)	$ 500,333	($ 259,215)

(c) The Bank of Taiwan was commissioned to manage the fund of the Company's defined benefit pension plan in accordance with the fund's annual investment and utilization plan and the Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund (Article 6: The scope of utilization for the fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings are less than aforementioned rates, government shall make payment for the deficit after being authorized by the authority. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of the fair value of plan asset in accordance with IAS 19 "Employee Benefits" paragraph 142. The composition of fair value of plan assets as of December 31, 2023 and 2022 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

(d) The principal actuarial assumptions used were as follows:

	2023	2022
Discount rate	1.40%	1.50%
Future salary increase	3.50%	3.50%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

The present value of defined benefit obligations is affected by the change in main actuarial assumption. The analysis was as follows:

	Discount rate		Future salary increase	
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
December 31, 2023				
Effect on present value of defined benefit obligations	($ 17,562)	$ 18,228	$ 17,817	($ 17,262)
December 31, 2022				
Effect on present value of defined benefit obligations	($ 20,992)	$ 21,860	$ 21,385	($ 20,651)

The sensitivity analysis above is based on a change in an assumption while holding all other assumptions constant. In practice, changes in some of the assumptions may be correlated. The method of analysing sensitivity and the method of calculating net pension liability in the balance sheet are the same.

The methods and types of assumptions used in preparing the sensitivity analysis remain unchanged from previous period.

(e) Expected contributions to the defined benefit pension plans of the Company for the year ending December 31, 2024 amounts to $24,000.

(f) As of December 31, 2023, the weighted average duration of that retirement plan is 9.7 years. The analysis of timing of the future pension payment was as follows:

Within 1 year	$	69,288
1-2 years		42,487
2-5 years		115,279
5-10 years		181,850
	$	408,904

B. Define Contribution Plans

Effective from July 1, 2005, the Company established a defined contribution pension plan ("New Plan") under the Labor Pension Act, covering all regular employees with Republic of China ("R.O.C.") nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees' monthly salaries and wages to the employees' individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2023 and 2022 were $190,913 and $201,606, respectively.

(13) Capital stock

A. As of December 31, 2023, the Company's authorized capital was $9,700,000, consisting of 970,000 thousand ordinary shares, and the paid-in capital was $7,272,401 with a par value of $10 (in dollars) per share, consisting of 727,240 thousand ordinary shares. All proceeds from shares issued have been collected.

B. As of December 31, 2023, the outstanding ADSs were approximately 4,234,970 units representing 84,699 thousand ordinary shares and each ADS represents 20 ordinary shares of the Company. The major terms and conditions of the ADSs are summarized as follows:

(a) Voting rights:

ADS holders have no right to directly attend, vote or speak in shareholders' meetings with respect to the deposited shares. The depository bank shall vote on behalf of ADS holders or provide voting instruction to the designated person of the Company. The depository bank shall vote in the manner as instructed by ADS holders.

(b) Distribution of dividends:

ADS holders are deemed to have the same rights as holders of ordinary shares with respect to the distribution of dividends.

C. The number of the Company's ordinary shares outstanding as of January 1 and December 31 of 2023 and 2022 were all 727,240 thousand shares, respectively.

(14) Capital surplus

Pursuant to the R.O.C. Company Act, any capital surplus arising from paid-in capital in excess of par value on issuance of ordinary shares and donations can be used to cover accumulated deficits or to issue new shares or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficits. Furthermore, the R.O.C. Securities and Exchange Act requires that the amount of capital surplus to be capitalized mentioned above may not exceed 10% of the paid-in capital each year. The capital surplus may not be used to cover accumulated deficits unless the surplus reserve is insufficient.

	2023		
	Share Premium	Long-term investment	Total
January 1	$ 6,043,483	$ 21,154	$ 6,064,637
December 31	$ 6,043,483	$ 21,154	$ 6,064,637

	2022		
	Share Premium	Long-term investment	Total
January 1	$ 6,043,483	$ 21,002	$ 6,064,485
Changes in associates accounted for using equity method	-	152	152
December 31	$ 6,043,483	$ 21,154	$ 6,064,637

(15) Retained earnings

A. Under the Company's Articles of Incorporation, upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the Board of Directors sets aside a reserve based on the Company's operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders' meeting.

B. The Company's dividend policy is summarized here. A proposal on the distribution of dividends shall be submitted by the Board of Directors annually to the Shareholders' Meeting, and be based on factors such as past years' profit, the current and future investment environment, the Company's capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders' interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

C. Except for covering accumulated deficits or issuing new shares or cash to shareholders in proportion to their share ownership, the legal reserve may not be used for any other purpose. The use of the legal reserve for the issuance of shares or cash to shareholders in proportion to their share ownership is permitted, provided that the distribution of the reserve is limited to the portion in excess of 25% of the Company's paid-in capital.

D. In accordance with the regulations, the Company must set aside a special reserve from the debit balance on other equity items at the balance sheet date before distributing earnings. When the debit balance on other equity items is reversed subsequently, the reversed amount may be included in the distributable earnings.

E. The appropriations of 2022 and 2021 earnings were resolved in the shareholders' meetings held on May 30, 2023 and May 26, 2022, respectively. The appropriations and dividends per share are as follows:

| | 2022 | | 2021 | |
	Amount	Cash distribution per share (in dollars)	Amount	Cash distribution per share (in dollars)
Legal reserve	$ 354,986		$ 505,482	
Cash dividend	1,672,652	$ 2.30	3,127,133	$ 4.30

(16) Other equity interest

| | 2023 | | | |
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale (Note)	Total
January 1	($ 17,369)	$ 258,581	$ -	$ 241,212
Currency translation differences				
- The Company	16,713	-	-	16,713
- Non-current assets held for sale	-	-	(43,094)	(43,094)
Evaluation adjustment				
- The Company	-	(217,785)	-	(217,785)
- Associates	-	12,605	-	12,605
Evaluation adjustment related tax				
- The Company	-	43,557	-	43,557
December 31	($ 656)	$ 96,958	($ 43,094)	$ 53,208

Note: The subsidiary ChipMOS BVI expects to sell the investment in Unimos Shanghai's equity accounted for using equity method. As a result, the investment accounted for using equity method is reclassified as non-current assets held for sale and the equity directly related to non-current assets held for sale is also reclassified. Information about the items is provided in Note 6(7).

	2022		
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total
January 1	($ 86,025)	$ 324,069	$ 238,044
Currency translation differences			
- The Company	68,656	-	68,656
Evaluation adjustment			
- The Company	-	(46,419)	(46,419)
- Associates	-	(28,353)	(28,353)
Evaluation adjustment related tax			
- The Company	-	9,284	9,284
December 31	($ 17,369)	$ 258,581	$ 241,212

(17) Revenue

	2023	2022
Testing	$ 4,394,726	$ 5,243,997
Assembly	4,629,430	6,705,898
LCDD	7,821,640	7,288,642
Bumping	4,510,432	4,278,527
	$ 21,356,228	$ 23,517,064

A. The Company is primarily engaged in the assembly and testing services of high-integration and high-precision integrated circuits, and recognized revenue based on the progress towards completion of performance obligation during the service period.

B. Contract assets
   The Company has recognized the following contract assets in relation to revenue from contracts with customers:

	December 31, 2023	December 31, 2022	January 1, 2022
Contract assets	$ 383,883	$ 381,358	$ 400,255

C. The information relating to loss allowance for contract assets is provided in Note 12(2).

D. All the service contracts are for periods of one year or less. As permitted under IFRS 15, "Revenue from Contracts with Customers", the transaction price allocated to these unsatisfied contracts is not disclosed.

(18) Other income (expenses), net

	2023	2022
Gain on disposal of property, plant and equipment	$ 18,431	$ 74,548
Gain on disposal of scrapped materials	44,662	35,381
Gain on disposal of items purchased on behalf of others	12,729	19,107
Gain from lease modifications	-	139
Impairment loss on property, plant and equipment	(9,236)	(12,721)
Others	19,357	13,479
	$ 85,943	$ 129,933

(19) Interest income

	2023	2022
Bank deposits	$ 182,307	$ 54,728
Financial assets at amortized cost	163	57
Other interest income	63	-
	$ 182,533	$ 54,785

(20) Other income

	2023	2022
Rental income	$ 48,264	$ 35,848
Grant income	22,727	21,327
Dividend income	6,592	9,816
	$ 77,583	$ 66,991

(21) Other gains and losses

	2023	2022
Foreign exchange gains, net	$ 77,711	$ 446,852
Gain (loss) on valuation of financial assets at fair value through profit or loss	39,254	(69,404)
Reimbursement of ADSs service charge	2,121	2,412
Compensation Income	20	174
Others	15,936	5,288
	$ 135,042	$ 385,322

(22) Finance costs

	2023	2022
Interest expense		
Bank loans	$ 254,892	$ 138,731
Lease liabilities	18,197	14,416
Others	-	8
Less: Amounts capitalized in qualifying assets	(7,692)	(10,856)
	265,397	142,299
Finance expense	433	10,840
	$ 265,830	$ 153,139

(23) Expenses by nature

	2023	2022
Raw materials and supplies used	$ 3,991,490	$ 4,512,527
Employee benefit expenses	5,799,446	6,436,673
Depreciation expenses	4,771,113	4,743,449
Others	4,965,226	4,730,556
	$ 19,527,275	$ 20,423,205

(24) Employee benefit expenses

	2023	2022
Salaries	$ 4,710,720	$ 5,277,664
Directors' remuneration	23,980	28,621
Labor and health insurance	432,568	449,223
Pension	194,755	205,291
Other personnel expenses	437,423	475,874
	$ 5,799,446	$ 6,436,673

A. In accordance with the Company's Articles of Incorporation, employees' compensation is based on the current year's earnings, which should first be used to cover accumulated deficits, if any, and then 10% of the remaining balance distributed as employees' compensation, including distributions to certain qualifying employees in affiliate companies, and no more than 0.5% as directors' remuneration. Subject to the Board of Directors' approval, employees' compensation may be made by way of cash or share issuance. Distribution of employees' compensation and directors' remuneration shall be presented and reported in the subsequent shareholders' meeting.

B. Based on profit as of the end of reporting period, for the years ended December 31, 2023 and 2022, the employees' compensation were accrued at $250,181 and $447,303, respectively; the directors' remuneration were accrued at $6,255 and $11,182, respectively.

C. For the year of 2022, employees' compensation and directors' remuneration recognized were consistent with the amounts resolved in the Board of Directors' meetings.
Information about the appropriation of employees' compensation and directors' remuneration by the Company as approved by the Board of Directors is posted in the Market Observation Post System ("MOPS").

(25) <u>Income tax expense</u>

  A. Income tax expense

    (a) Components of income tax expense:

	2023	2022
Current income tax:		
Current income tax on profits for the period	$ 423,255	$ 769,970
Prior year income tax overestimation	(23,034)	(28,468)
Total current income tax	400,221	741,502
Deferred income tax:		
Relating to origination and reversal of temporary differences	(48,274)	(98,935)
Income tax expense	$ 351,947	$ 642,567

    (b) The income tax (charge)/credit relating to components of other comprehensive income are as follows:

	2023	2022
Unrealized loss on valuation of financial assets at fair value through other comprehensive income	($ 43,557)	($ 9,284)
Remeasurement of defined benefit obligations	2,140	44,447
	($ 41,417)	$ 35,163

  B. Reconciliation of income tax expense and the accounting profit:

	2023	2022
Tax calculated based on profit before tax and statutory tax rate	$ 449,075	$ 802,908
Effects from adjustments based on regulation	(74,094)	(131,873)
Prior year income tax overestimation	(23,034)	(28,468)
Income tax expense	$ 351,947	$ 642,567

C. The amounts of deferred tax assets or liabilities resulting from temporary differences and investment tax credits are as follows:

	2023			
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
Deferred tax assets				
Loss on inventories	$ 21,126	$ 16,127	$ -	$ 37,253
Property, plant and equipment	38,894	1,847	-	40,741
Provisions	12,859	1,518	-	14,377
Deferred revenue	8,132	(6,506)	-	1,626
Net defined benefit liability	48,433	(4,236)	(2,140)	42,057
Unrealized exchange losses	24,217	(6,032)	-	18,185
Others	5,625	3,418	-	9,043
Total	$ 159,286	$ 6,136	($ 2,140)	$ 163,282
Deferred tax liabilities				
Property, plant and equipment	($ 116,974)	$ 42,142	$ -	($ 74,832)
Financial assets at fair value through other comprehensive income	(59,914)	-	43,557	(16,357)
Others	(1)	(4)	-	(5)
Total	($ 176,889)	$ 42,138	$ 43,557	($ 91,194)
Information presented on balance sheets:				
Deferred tax assets	$ 159,286			$ 163,282
Deferred tax liabilities	($ 176,889)			($ 91,194)

	2022			
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
Deferred tax assets				
Loss on inventories	$ 24,317	($ 3,191)	$ -	$ 21,126
Property, plant and equipment	36,636	2,258	-	38,894
Provisions	2,849	10,010	-	12,859
Deferred revenue	14,638	(6,506)	-	8,132
Net defined benefit liability	97,248	(4,368)	(44,447)	48,433
Unrealized exchange losses	2,161	22,056	-	24,217
Others	2,749	2,876	-	5,625
Total	$ 180,598	$ 23,135	($ 44,447)	$ 159,286
Deferred tax liabilities				
Property, plant and equipment	($ 192,687)	$ 75,713	$ -	($ 116,974)
Financial assets at fair value through other comprehensive income	(69,198)	-	9,284	(59,914)
Others	(88)	87	-	(1)
Total	($ 261,973)	$ 75,800	$ 9,284	($ 176,889)
Information presented on balance sheets:				
Deferred tax assets	$ 180,598			$ 159,286
Deferred tax liabilities	($ 261,973)			($ 176,889)

D. The Company has not recognized taxable temporary differences associated with investments as deferred tax liabilities. As of December 31, 2023 and 2022, the amounts of temporary differences not recognized as deferred tax liabilities were $1,245,171 and $1,080,272, respectively.

E. The Company's income tax returns through 2021 have been assessed and approved by the Tax Authority.

(26) Earnings per share

	2023		
	Amount after income tax	Weighted average number of ordinary shares outstanding (in thousands)	Earnings per share (in dollars)
Basic earnings per share			
Profit attributable to equity holders of the Company	$ 1,893,428	727,240	$ 2.60
Diluted earnings per share			
Assumed conversion of all dilutive potential ordinary shares:			
Employees' compensation		7,698	
Profit attributable to equity holders of the Company	$ 1,893,428	734,938	$ 2.58

	2022		
	Amount after income tax	Weighted average number of ordinary shares outstanding (in thousands)	Earnings per share (in dollars)
Basic earnings per share			
Profit attributable to equity holders of the Company	$ 3,371,974	727,240	$ 4.64
Diluted earnings per share			
Assumed conversion of all dilutive potential ordinary shares:			
Employees' compensation		15,406	
Profit attributable to equity holders of the Company	$ 3,371,974	742,646	$ 4.54

(27) Supplemental cash flow information

Partial cash paid for investing activities

Property, plant and equipment

	2023	2022
Purchase of property, plant and equipment	$ 3,226,945	$ 4,918,482
Add: Beginning balance of payable on equipment	1,405,931	1,816,555
Less: Ending balance of payable on equipment	(1,196,181)	(1,405,931)
Ending balance of payable on equipment— related parties	(58,549)	-
Less: Transfer from other non-current assets	(305,791)	(629,737)
Cash paid during the year	$ 3,072,355	$ 4,699,369

(28) <u>Changes in liabilities from financing activities</u>

	2023			
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing Activities
January 1	$ 13,967,801	$ 21,600	$ 918,125	$ 14,907,526
Changes in cash flow from financing activities	907,306	(365)	(285,317)	621,624
Adjustment of right-of-use assets	-	-	408,289	408,289
Amortization of interest expense	36,612	-	18,197	54,809
December 31	$ 14,911,719	$ 21,235	$ 1,059,294	$ 15,992,248

	2022				
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
January 1	$ 731,751	$ 9,413,365	$ 21,625	$ 845,602	$ 11,012,343
Changes in cash flow from financing activities	(731,751)	4,513,672	(25)	(229,860)	3,552,036
Adjustment of right-of-use assets	-	-	-	287,967	287,967
Amortization of loan fees	-	10,026	-	-	10,026
Amortization of interest expense	-	30,738	-	14,416	45,154
December 31	$ -	$ 13,967,801	$ 21,600	$ 918,125	$ 14,907,526

7. RELATED PARTY TRANSACTIONS

(1) Names of related parties and relationship

Name	Relationship
ChipMOS BVI	Subsidiary
ChipMOS USA	Subsidiary
ChipMOS Semiconductors (Shanghai) Co., Ltd. ("ChipMOS Shanghai")	Sub-subsidiary
JMC	Associate
Unimos Shanghai	Associate
Daypower Energy	Associate
Siliconware Precision Industries Co., Ltd. ("SPIL")	Entity that has significant influence over the Company

(2) Significant related party transactions

A. Service expense

	2023	2022
ChipMOS USA	$ 39,398	$ 35,392
ChipMOS Shanghai	21,022	15,811
	$ 60,420	$ 51,203

B. Payable to equipment suppliers

	December 31, 2023	December 31, 2022
Daypower Energy	$ 58,549	$ -

C. Acquisition of property, plant and equipment

	2023	2022
SPIL	$ 35,261	$ -

(3) Key management personnel compensation

	2023	2022
Salaries and other short-term employee benefits	$ 169,512	$ 204,151
Post-employment compensation	2,158	2,197
	$ 171,670	$ 206,348

8. PLEDGED ASSETS

		Carrying amount	
Assets	Purpose	December 31, 2023	December 31, 2022
Non-current financial assets at amortized cost	Lease and bank loan	$ 37,411	$ 37,362
Property, plant and equipment			
- Land	Bank loan	454,738	452,738
- Buildings	Bank loan	5,299,221	5,385,508
- Machinery and equipment	Bank loan	8,173,618	8,204,983
		$ 13,964,988	$ 14,080,591

9. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1) A letter of guarantee was issued by the financial institutions to the Customs Administration of the Ministry of Finance for making payment of customs-duty deposits when importing. As of December 31, 2023 and 2022, the amounts guaranteed by the financial institutions were $71,900 and $135,600, respectively.

(2) Capital expenditures that are contracted for, but not provided for, are as follows:

	December 31, 2023	December 31, 2022
Property, plant and equipment	$ 1,940,740	$ 1,703,841

10. SIGNIFICANT DISASTER LOSS

None.

11. SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

On December 21, 2023, the Company's Board of Directors approved its subsidiary ChipMOS BVI to sell the 45.0242% owned equity investment accounted for using equity method in Unimos Shanghai. The equity transfer is expected to be completed in the first half of 2024.

12. OTHERS

(1) Capital management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Company monitors capital on the basis of the liabilities to assets ratio. Total capital is shown as "Equity" in the parent company only balance sheet, which is also equal to total assets minus total liabilities.

The liabilities to assets ratio at December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
Total liabilities	$ 21,239,381	$ 20,100,964
Total assets	46,093,033	44,912,897
Liabilities to assets ratio	46.08%	44.76%

(2) Financial instruments

A. Financial instruments by category

	December 31,2023	December 31,2022
Financial assets		
Financial assets at fair value through profit or loss		
Financial assets mandatorily measured at fair value through profit or loss	$ 42,735	$ 128,224
Financial assets at fair value through other comprehensive income		
Designation of equity instruments	120,317	338,102
Financial assets at amortized cost		
Cash and cash equivalents	12,107,413	9,719,007
Financial assets at amortized cost	37,411	37,362
Accounts receivable	5,326,381	4,381,563
Other receivables	41,113	129,695
Refundable deposits	19,021	20,368
	$ 17,694,391	$ 14,754,321
Financial liabilities		
Financial liabilities at amortized cost		
Notes payable	$ 484	$ 132
Accounts payable	784,919	560,802
Other payables	3,445,144	3,777,177
Other payables－related parties	64,377	4,000
Long-term bank loans (including current portion)	14,911,719	13,967,801
Lease liabilities (including current portion)	1,059,294	918,125
Guarantee deposits	21,235	21,600
	$ 20,287,172	$ 19,249,637

B. Risk management policies

(a) The Company's risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures, and manages such risks by its policies and preferences.

(b) The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial transactions, a due approval process must be carried out by the Board of Directors based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(c) In order to minimize and manage financial risks, the Company's overall risk management program focuses on analyzing, identifying, and evaluating financial risk factors that may

potentially have adverse effects on the Company's financial position, and provide feasible solutions to avoid those factors.

C. Significant financial risks and degrees of financial risks

  (a) Market risk

The Company's market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise foreign currency risk, interest rate risk, and other price risks.

In practice, the risk variable rarely changes individually, and the change of each risk variable is usually correlative. The following sensitivity analysis did not consider the interaction of each risk variable.

Foreign exchange risk

  i. The Company's exposure to the risk of changes in foreign exchange rates relates primarily to the Company's operating activities (when revenue or expense is denominated in a different currency from the Company's functional currency) and the Company's net investments in foreign operations.

  ii. The Company applies natural hedges by using accounts receivable and accounts payable denominated in the same currency. However, this natural hedge does not concur with the requirement for hedge accounting. Furthermore, as net investments in foreign operations are for strategic purposes, they are not hedged by the Company.

  iii. The Company's foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar for cash and cash equivalents, accounts receivable, other receivables, bank loans, accounts payable and other payables (including related parties).

  iv. The Company's businesses involve some non-functional currency operations. The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2023		
	Foreign currency (in thousands)	Exchange rate	Carrying amount (NTD)
(Foreign currency: functional currency)			
Financial assets			
Monetary items			
USD:NTD	$ 140,939	30.7050	$ 4,327,532
JPY:NTD	188,904	0.2172	41,030
Non-monetary items			
USD:NTD	8,410	30.7050	258,231
JPY:NTD	553,946	0.2172	120,317
Financial liabilities			
Monetary items			
USD:NTD	$ 20,129	30.7050	$ 618,061
JPY:NTD	1,102,264	0.2172	239,412

	December 31, 2022		
	Foreign currency (in thousands)	Exchange rate	Carrying amount (NTD)
(Foreign currency: functional currency)			
Financial assets			
Monetary items			
USD:NTD	$ 200,496	30.7100	$ 6,157,232
JPY:NTD	114,940	0.2324	26,712
Non-monetary items			
USD:NTD	8,143	30.7100	250,073
JPY:NTD	1,454,830	0.2324	338,102
Financial liabilities			
Monetary items			
USD:NTD	$ 10,507	30.7100	$ 322,670
JPY:NTD	1,587,732	0.2324	368,989

v. The total exchange gains, including realized and unrealized gains arising from significant foreign exchange variations on monetary items held by the Company for the years ended December 31, 2023 and 2022, amounted to $77,711 and $446,852, respectively.

vi. Analysis of foreign currency market risk arising from significant foreign exchange variations:

	2023		
	Sensitivity analysis		
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets			
Monetary items			
USD:NTD	5%	$ 216,377	$ -
JPY:NTD	5%	2,052	-
Financial liabilities			
Monetary items			
USD:NTD	5%	$ 30,903	$ -
JPY:NTD	5%	11,971	-

	2022		
	Sensitivity analysis		
	Change in exchange rate	Effect on profit (loss)	Effect on other comprehensive income
Financial assets			
Monetary items			
USD:NTD	5%	$ 307,862	$ -
JPY:NTD	5%	1,336	-
Financial liabilities			
Monetary items			
USD:NTD	5%	$ 16,133	$ -
JPY:NTD	5%	18,449	-

Price risk

i. The Company's financial instruments, which are exposed to price risk, are the financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income. To manage its price risk arising from investments in financial instruments, the Company diversifies its portfolio. Diversification of the portfolio is in accordance with the limits set by the Company.

ii. The Company invests in beneficiary certificates and listed stocks issued by the domestic companies. The prices of equity securities would change due to change of the future value of investee companies. For the years ended December 31, 2023 and 2022, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Company's profit before income tax by $427 and $1,282, respectively.

iii. The Company's investments in financial instruments comprise foreign unlisted stocks. The prices of financial instruments would change due to different valuation models and assumptions used. Analysis related to the effect on profit or other comprehensive income if these assumptions change is provided in Note 12(3)G.

Interest rate risk on cash flow and fair value

i. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's bank loans with floating interest rates. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate bank loans. The Company reassesses the hedge management periodically to make sure it complies with the cost effectiveness.

ii. The sensitivity analysis depends on the exposure of interest rate risk at the end of the reporting period.

iii. Analysis of debt with floating interest rates is based on the assumption that the outstanding debt at the end of the reporting period is outstanding throughout the period. The degree of variation the Company used to report to internal management is increase or decrease of 1% in interest rates which is assessed as the reasonable degree of variation by the management.

iv. For the years ended December 31, 2023 and 2022, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Company's profit before income tax approximately by $149,723 and $140,561, respectively, mainly due to the Company's floating rate on bank loans.

(b) Credit risk

i. Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss, mainly resulted from its operating activities (primarily accounts receivable) and from its financing activities (primarily deposits with bank and financial instruments). The Company is exposed to credit risk arising from the carrying amount of the financial assets recognized in the parent company only balance sheet.

ii. Each business unit performs ongoing credit evaluations of its debtors' financial conditions according to the Company's established policies, procedures and controls relating to customer credit risk management. The Company maintains an account for loss allowance based upon the available facts and circumstances, history of collection and write-off experiences of all trade and other receivables which consequently minimize the Company's exposure to bad debts.

iii. Credit risk from balances with banks and financial institutions is managed by the Company's finance unit in accordance with the Company's policies. Transaction counterparty of the Company is determined through its internal controls policy. For banks and financial institutions, only parties rated above BBB+ by Taiwan Ratings are accepted. The probability of counterparty default is remote, so there is no significant credit risk.

iv. The Company adopts the assumptions under IFRS 9 "Financial Instruments" and the default is deemed to have occurred when the contract payments are past due over 90 days.

v. The Company categorized contract assets, accounts receivable and other receivables by characteristics of credit risk and applied the simplified approach using loss rate methodology to estimate expected credit loss.

vi. The Company referred to the forecastability of business monitoring indicators published by the National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of contract assets, accounts receivable and other receivables. As of December 31, 2023 and 2022, the loss rate methodologies are as follows:

	December 31, 2023		
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
Expected loss rate	0.045%	0.045%	0.045%
Total carrying amount	$ 384,057	$ 5,328,835	$ 41,126
Loss allowance	($ 174)	($ 2,454)	($ 13)

	December 31, 2022		
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
Expected loss rate	0.060%	0.060%	0.060%
Total carrying amount	$ 381,587	$ 4,384,232	$ 129,740
Loss allowance	($ 229)	($ 2,669)	($ 45)

vii. Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows:

	2023		
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
January 1	($ 229)	($ 2,669)	($ 45)
Reversal of impairment loss	55	215	32
December 31	($ 174)	($ 2,454)	($ 13)

	2022		
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
January 1	($ 120)	($ 1,910)	($ 16)
Provision for impairment loss	(109)	(759)	(29)
December 31	($ 229)	($ 2,669)	($ 45)

viii. The Company's recorded financial assets at amortized cost include time deposits with contract period over three months and restricted bank deposits. Because of the low credit risk, expected credit losses for the period are measured through a loss allowance at an amount equal to the 12-month expected credit losses. There is no significant provision for the losses.

(c) Liquidity risk

    i. The Company manages and maintains adequate cash and cash equivalents to finance the Company's operations, and minimize the impact from cash flow fluctuations. The Company also monitors its debt financing plans to ensure it is in compliance with the financial covenants required under its loan agreements.

    ii. The primary source of liquidity for the Company is from bank loans. See Note 6(11) for details of the unused credit lines of the Company as of December 31, 2023 and 2022.

    iii. The contractual undiscounted cash flows of notes payable, accounts payable and other payables (including related parties) due within one year and is equivalent to their carrying amounts. Except for the aforementioned, the table below summarizes the maturity profile of the Company's non-derivative financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Company does not consider the probability of early repayments requested by the banks.

December 31, 2023	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Non-derivative financial liabilities					
Long-term bank loans	$ 2,469,744	$ 7,506,844	$ 4,273,199	$1,330,797	$ 15,580,584
Lease liabilities	261,482	250,104	57,856	681,975	1,251,417
Guarantee deposits	-	-	-	21,235	21,235
	$ 2,731,226	$ 7,756,948	$ 4,331,055	$2,034,007	$ 16,853,236

December 31, 2022	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Non-derivative financial liabilities					
Long-term bank loans	$ 1,699,165	$ 5,675,288	$ 5,354,335	$1,914,280	$ 14,643,068
Lease liabilities	172,152	182,767	57,057	704,503	1,116,479
Guarantee deposits	-	-	-	21,600	21,600
	$ 1,871,317	$ 5,858,055	$ 5,411,392	$2,640,383	$ 15,781,147

The difference between the floating interest rates and estimated interest rates will affect the non-derivative financial liabilities stated above.

(3) Fair value information

A. The different levels of inputs used in valuation techniques to measure fair value of financial and non-financial instruments are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date. An active market is a market in which trading for the asset or liability takes place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices from Level 1 that are observable information for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability. The fair value of the Company's investment in equity investment without active market is included in Level 3.

B. The carrying amounts of cash and cash equivalents, financial assets at amortized cost, contract assets, accounts receivable, other receivables, refundable deposits, bank loans, notes payable, accounts payable, other payables (including related parties), and guarantee deposits are approximate to their fair values.

C. The related information of financial and non-financial instruments measured at fair value by level based on the nature, characteristics and risks of the assets and liabilities are as follows:

(a) The related information of natures of the assets and liabilities are as follows:

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets				
Recurring fair value measurements				
Financial assets at fair value through profit or loss				
- Listed stocks	$ 42,735	$ -	$ -	$ 42,735
Financial assets at fair value through other comprehensive income				
- Foreign unlisted stocks	-	-	120,317	120,317
	$ 42,735	$ -	$ 120,317	$ 163,052

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets				
Recurring fair value measurements				
Financial assets at fair value through profit or loss				
- Listed stocks	$ 128,224	$ -	$ -	$ 128,224
Financial assets at fair value through other comprehensive income				
- Foreign unlisted stocks	-	-	338,102	338,102
	$ 128,224	$ -	$ 338,102	$ 466,326

(b) The methods and assumptions the Company used to measure fair value are as follows:

i. The fair value of the Company's listed stocks is measured by using the market quoted prices, which is categorized within Level 1 fair value.

ii. Except for listed stocks with active markets, the fair value of the Company's other financial instruments is measured by using valuation techniques or by reference to counterparty quotes. The fair value of financial instruments measured by using valuation techniques can be referred to current fair value of instruments with similar terms and characteristics in substance, discounted cash flow method or other valuation methods, including calculated by applying model using market information available at the balance sheet date.

iii. The Company's financial instruments issued by foreign companies are measured by the comparable company valuation (EV/EBITDA ratio and P/B ratio).

iv. The Company takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Company's credit quality.

D. The following table shows the movements of Level 3 for the years ended December 31, 2023 and 2022:

	Equity instruments			
	2023		2022	
January 1	$	338,102	$	384,521
Gains or losses recognized in other comprehensive income				
Recorded as unrealized loss on valuation of financial assets at fair value through other comprehensive income	(	217,785)	(	46,419)
Purchases		12,500		-
Reclassified as investments accounted for using equity method	(	12,500)		-
December 31	$	120,317	$	338,102

E. The Company performs the fair value measurements being categorized within Level 3 with assistance from specialist. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, updating inputs used to the valuation model and making any other necessary adjustments to the fair value.

F. The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2023	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
Non-derivative equity instrument:					
Foreign unlisted stocks	$ 120,317	Comparable companies	Enterprise value to EBITDA multiple	8.23	The higher the multiple, the higher the fair value
			Price to book ratio multiple	1.64	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.70%	The higher the discount for lack of marketability, the lower the fair value

	Fair value as of December 31, 2022	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
Non-derivative equity instrument:					
Foreign unlisted stocks	$ 338,102	Comparable companies	Enterprise value to EBITDA multiple	4.82	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

G. The Company has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2023			
			Recognized in profit or loss		Recognized in other comprehensive income	
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial assets:						
Foreign unlisted stocks	Enterprise value to EBITDA multiple	± 1%	$ -	$ -	$ 748	$ 709
	Price to book ratio multiple	± 1%	-	-	30	30
	Discount for lack of marketability	± 1%	-	-	1,453	1,413
			$	$	$ 2,231	$ 2,152

			December 31, 2022			
			Recognized in profit or loss		Recognized in other comprehensive income	
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial assets:						
Foreign unlisted stocks	Enterprise value to EBITDA multiple	± 1%	$ -	$ -	$ 2,876	$ 2,883
	Discount for lack of marketability	± 1%	-	-	3,990	4,039
			$ -	$ -	$ 6,866	$ 6,922

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

13. SUPPLEMENTARY DISCLOSURES

(1) Significant transactions information

A. Financings provided: None.

B. Endorsements and guarantees provided: There were no endorsements and guarantees provided by the Company. For information related to the Company's letter of guarantee for duty, please refer to Note 9(1).

C. Marketable securities held at the end of the period (excluding investments in subsidiaries, associates and joint ventures):

Held company name	Marketable securities type and name	Relationship with the company	General ledger account	As of December 31, 2023				Note
				Number of shares	Carrying amount	Ownership (%)	Fair value	
The Company	Solar Applied Materials Technology Corporation	None	Financial assets at fair value through profit or loss	1,100,000	$ 42,735	0.18	$ 42,735	
The Company	RYOWA CO., LTD.	None	Financial assets at fair value through other comprehensive income	420	117,401	18.12	117,401	
The Company	CONNECTEC JAPAN Corporation	None	Financial assets at fair value through other comprehensive income	56,497	2,916	2.74	2,916	

D. Marketable securities acquired or disposed of with accumulated amount exceeding the lower of $300 million or 20% of the paid-in capital:

Investor	Marketable securities type and name	General ledger account	Counterparty	Relationship with the investee	Balance as of January 1, 2023		Acquisition		Disposal				Balance as of December 31, 2023	
					Number of shares/units (in thousands)	Amount	Number of shares/units (in thousands)	Amount	Number of shares/units (in thousands)	Selling price	Book value	Gain on disposal	Number of shares/units (in thousands)	Amount
The Company	Taishin 1699 Money Market Fund	Note	N/A	N/A	-	$ -	43,552	$ 600,000	43,552	$ 601,398	$ 600,000	1,398	-	$ -
The Company	UPAMC James Bond Money Market Fund	Note	N/A	N/A	-	-	41,089	700,000	41,089	701,532	700,000	1,532	-	-
The Company	PGIM Money Market Fund	Note	N/A	N/A	-	-	86,550	1,400,000	86,550	1,403,058	1,400,000	3,058	-	-
The Company	Union Money Market Fund	Note	N/A	N/A	-	-	103,858	1,400,000	103,858	1,402,651	1,400,000	2,651	-	-
The Company	Taishin Ta-Chong Money Market Fund	Note	N/A	N/A	-	-	137,838	2,000,000	137,838	2,004,602	2,000,000	4,602	-	-
The Company	FSITC Taiwan Money Market Fund	Note	N/A	N/A	-	-	51,110	800,000	51,110	801,487	800,000	1,487	-	-
The Company	Shin Kong Chi-Shin Money-market Fund	Note	N/A	N/A	-	-	69,648	1,100,000	69,648	1,101,986	1,100,000	1,986	-	-
The Company	FSITC Money Market	Note	N/A	N/A	-	-	1,642	300,000	1,642	300,539	300,000	539		

Note : Accounted for as "Financial assets at fair value through profit or loss".

E. Acquisition of real estate properties with amount exceeding the lower of $300 million or 20% of the paid-in capital: None.

F. Disposal of real estate properties with amount exceeding the lower of $300 million or 20% of paid-in capital: None.

G. Purchases from or sales to related parties with amount exceeding the lower of $100 million or 20% of paid-in capital or more: None.

H. Receivables from related parties with amount exceeding the lower of $100 million or 20% of paid-in capital or more: None.

I. Trading in derivative instruments undertaken during the reporting periods: None.

J. Significant inter-company transactions during the reporting periods:

				Transaction			
Number	Company name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	Percentage of consolidated total revenues or total assets
0	The Company	ChipMOS USA	Note	Service expense	$ 39,398	-	0.18%
0	The Company	ChipMOS Shanghai	Note	Service expense	21,022	-	0.10%

Note: Represents the transactions from parent company to subsidiary.

(2) Information on investees

Names, locations and related information of investees (excluding information on investments in the P.R.C.):

				Original investment amount		Shares held as of December 31, 2023					
Investor	Investee	Location	Main business activities	Ending balance	Beginning balance	Number of shares	Ownership (%)	Carrying amount	Net profit of the investee for the year ended December 31, 2023	Investment income recognized for the year ended December 31, 2023	Note
The Company	ChipMOS USA	San Jose, USA	Marketing of semiconductors and electronic related products	$ 217,918	$ 217,918	3,550,000	100	$ 258,231	$ 8,318	$ 8,318	
The Company	JMC	Kaohsiung, Taiwan	Manufacturing, processing and trading of high-end flexible IC substrates for display driver ICs	148,007	148,007	8,300,000	10	277,076	7,477	748	Note
The Company	ChipMOS BVI	British Virgin Islands	Holding company	3,087,825	3,087,825	2,413,992,975	100	4,254,928	191,119	191,119	
The Company	Daypower Energy	New Taipei, Taiwan	Energy technology services	12,500	-	1,000,000	10	13,466	7,934	966	Note

Note: Company's associate accounted for using equity method.

(3) Information on investments in the P.R.C.

A. Basic information:

Investee in P.R.C.	Main business activities	Paid-in capital	Investment method	Accumulated amount of remittance from Taiwan to P.R.C. as of January 1, 2023	Amount remitted from Taiwan to P.R.C. / Amount remitted back to Taiwan for the year ended December 31, 2023		Accumulated amount of remittance from Taiwan to P.R.C. as of December 31, 2023	Net income of investee for the year ended December 31, 2023	Ownership (%) held by the Company (directly or indirectly)	Investment income recognized for the year ended December 31, 2023	Carrying amount of investments in P.R.C. as of December 31, 2023	Accumulated amount of investment income remitted back to Taiwan through December 31, 2023	Note
					Remitted to P.R.C.	Remitted back to Taiwan							
Unimos Shanghai	Semiconductor assembling and testing services	$ 10,817,191	Note 1	$ 2,885,586	$ -	$ -	$ 2,885,586	$ 588,137	45.02	$ 218,177	$ 4,278,658	$ -	Notes 2,3
ChipMOS Shanghai	Marketing of semiconductors and electronic related products	15,113	Note 1	15,113	-	-	15,113	1,065	100.00	1,065	17,400	-	Note 2

Note 1: Through investing in an existing company (ChipMOS BVI) in the third area, which then invested in the investee in P.R.C.

Note 2: Recognized based on the financial statements that are audited by the Company's independent accountants.

Note 3: ChipMOS BVI has reclassified the investment accounted for using equity method in Unimos Shanghai as non-current assets held for sale.

Company name	Accumulated amount of remittance from Taiwan to P.R.C. as of December 31, 2023	Investment amount approved by the Investment Commission of MOEA	Limit on investments in P.R.C. imposed by the Investment Commission of MOEA
The Company	$ 2,900,699	$ 2,900,699	$ 14,912,191

B. Significant transactions, either directly or indirectly through a third area, with investee companies in the P.R.C.: None.

(4) Major shareholders information

Major shareholder name	Number of shares	Ownership (%)	Notes
First Bank in Its Capacity as Master Custodian for Custodial Account of ChipMOS' ADSs	84,699,414	11.64	Notes 1,2
SPIL	78,910,390	10.85	Note 1
Yann Yuan Investment Co., Ltd.	41,200,000	5.66	Note 1

Note 1: The information is calculated by the Taiwan Depository & Clearing Corporation, based on total number of ordinary shares and preferred shares that have completed the dematerialized registration and delivery (including treasury shares) for shareholders who owns more than 5% of the Company on the last business day at the end of each quarter. However, there may be differences due to basis of preparation between the share capital recorded in the Company's consolidated financial report and the number of shares which the Company has completed the dematerialized registration and delivery.

Note 2: For shareholders who transfer shares into a trust, they are disclosed by the principal of individual account opened by the trustee. As for shareholders who declare insider equity holding for more than 10% in accordance with the Securities and Exchange Act, their shareholdings include their personal shareholdings plus the shares transferred to a trust and have the rights to make decisions on trust property. Please refer to the information on the MOPS for insider equity declaration.

ChipMOS TECHNOLOGIES INC.
STATEMENT OF CASH AND CASH EQUIVALENTS
DECEMBER 31, 2023

(In Thousands of New Taiwan Dollars)

Item	Description	Amount
Cash on hand and petty cash		$ 450
Bank savings:		
Checking accounts		2,015
Demand deposits		617,131
Demand deposits – foreign currencies	USD 23,828 thousand, exchange rate 30.7050	773,299
	JPY 188,904 thousand, exchange rate 0.2172	
	RMB 145 thousand, exchange rate 4.3270	
Time deposits	Interest rates: 0.585%~5.450%	10,714,518
		$ 12,107,413

ChipMOS TECHNOLOGIES INC.
STATEMENT OF ACCOUNTS RECEIVABLE
DECEMBER 31, 2023

(In Thousands of New Taiwan Dollars)

Name of the clients	Description	Amount	Note
Company A		$ 1,323,641	
Company B		673,700	
Company K		552,958	
Group C		474,747	
Company G		354,437	
Company M		261,121	
Others		1,688,231	Note
		5,328,835	
Less: Loss allowance		(2,454)	
		$ 5,326,381	

Note: None of the individual customer's owing balance exceed 5% of the ending balance of this account.

ChipMOS TECHNOLOGIES INC.
STATEMENT OF INVENTORIES
DECEMBER 31, 2023

(In Thousands of New Taiwan Dollars)

Item	Description	Cost	Net realizable value	Note
		Amount		
Raw material		$ 2,754,911	$ 2,758,312	
Less: Allowance for valuation losses		(186,263)		
Inventories, net		$ 2,568,648		

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

ChipMOS TECHNOLOGIES INC.
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
YEAR ENDED DECEMBER 31, 2023

(In Thousands of New Taiwan Dollars)

Name	Balance as of January 1, 2023		Increases (Note 1)		Decreases (Note 1)		Share of profit of subsidiaries and associates accounted for using equity method	Balance as of December 31, 2023			Market price or equity		Collateral or pledge	Note
	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Amount	Number of Shares (in thousands)	Ownership (%)	Amount	Unit price (in dollars)	Total price		
JMC	8,300	$ 267,070	-	$ 12,993	-	($ 3,735)	$ 748	8,300	10	$ 277,076	$ 36.60	$ 303,780	None	
ChipMOS BVI	2,413,993	4,090,030	-	-	-	(26,221)	191,119	2,413,993	100	4,254,928	1.76	4,254,929	None	
ChipMOS USA	3,550	250,073	-	-	-	(160)	8,318	3,550	100	258,231	72.74	258,231	None	
Daypower Energy	-	-	1,000	12,500	-	-	966	1,000	10	13,466	13.44	13,436	None	
		$ 4,607,173		$ 25,493		($ 30,116)	$ 201,151			$ 4,803,701				

Note 1: Includes addition in this period, reclassified as equity directly related to non-current assets held for sale, unrealized gains on financial assets at fair value through other comprehensive income, adjustments of exchange differences from translation of foreign operations, recognition of remeasurements of defined benefit plans and cash dividend paid by investee.

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

ChipMOS TECHNOLOGIES INC.
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT
YEAR ENDED DECEMBER 31, 2023

(In Thousands of New Taiwan Dollars)

Item	Balance as of January 1, 2023	Additions	Disposals	Reclassifications	Balance as of December 31, 2023	Collateral
Cost						
Land	$ 452,738	$ -	$ -	$ 2,000	$ 454,738	See Note 8
Buildings	13,379,852	1,303	(334)	469,597	13,850,418	See Note 8
Machinery and equipment	59,192,496	5,429	(337,079)	1,787,140	60,647,986	See Note 8
Tools	5,716,357	291	(343,487)	586,090	5,959,251	None
Others	2,610,215	-	(67,628)	226,610	2,769,197	None
Construction in progress and equipment to be inspected	504,200	3,219,922	-	(3,071,437)	652,685	None
	81,855,858	$ 3,226,945	($ 748,528)	$ -	84,334,275	
Accumulated depreciation						
Buildings	(7,994,344)	($ 557,303)	$ 334	$ 116	(8,551,197)	
Machinery and equipment	(46,240,047)	(3,043,353)	320,505	-	(48,962,895)	
Tools	(4,919,660)	(635,227)	332,449	-	(5,222,438)	
Others	(2,061,768)	(262,098)	67,628	(116)	(2,256,354)	
	(61,215,819)	($ 4,497,981)	$ 720,916	$ -	(64,992,884)	
Accumulated impairment						
Machinery and equipment	(194,468)	($ 9,236)	$ -	$ -	(203,704)	
Others	-	-	-	-	-	
	(194,468)	($ 9,236)	$ -	$ -	(203,704)	
Carrying amount	$ 20,445,571				$ 19,137,687	

ChipMOS TECHNOLOGIES INC.
LONG-TERM BANK LOANS
DECEMBER 31, 2023

(In Thousands of New Taiwan Dollars)

Creditor	Description	Amount	Period	Range of interest rate	Collateral	Note
Bank of Taiwan	Government granted bank loans	$ 4,331,034	March 11, 2020 ~ October 15, 2032	1.2000 % ~ 1.5500 %	See Note 8	
Taiwan Cooperative Bank	Government granted bank loans	3,495,022	March 11, 2020 ~ October 15, 2032	1.4000 % ~ 1.6000 %	See Note 8	
Chang Hwa Commercial Bank	Government granted bank loans	3,705,255	March 11, 2020 ~ July 15, 2030	1.4000 % ~ 1.6000 %	See Note 8	
Taishin International Bank	Government granted bank loans	1,195,000	April 27, 2020 ~ April 15, 2027	1.4000 % ~ 1.6000 %	See Note 8	
Mega International Commercial Bank	Government granted bank loans	1,646,000	November 15, 2021~ November 15, 2028	1.4000 % ~ 1.6000 %		
Land Bank of Taiwan	Government granted bank loans	300,000	October 31, 2022~ October 15, 2029	1.6215%		
First Commercial Bank	Government granted bank loans	300,000	October 31, 2022~ October 15, 2029	1.7500%		
	Less: Unamortized interest on government granted bank loans	(60,592)				
	Current portion	(2,263,718)				
		$ 12,648,001				

ChipMOS TECHNOLOGIES INC.
STATEMENT OF REVENUE
YEAR ENDED DECEMBER 31, 2023

(In Thousands of New Taiwan Dollars)

Item	Quantity (in thousand piece/wafers)	Amount	Note
Testing	2,347,461	$ 4,394,726	
Assembly	2,154,744	4,629,430	
LCDD	1,879,330	7,821,640	
Bumping	1,142	4,510,432	
Net revenue		$ 21,356,228	

ChipMOS TECHNOLOGIES INC.
STATEMENT OF COST OF REVENUE
YEAR ENDED DECEMBER 31, 2023

(In Thousands of New Taiwan Dollars)

Item	Amount
Raw material at January 1, 2023	$ 3,316,039
Raw material purchased	4,878,335
Less: Raw material at December 31, 2023	(2,754,911)
Raw material sold	(121,536)
Transfer to operating expenses	(1,323,828)
Scrap of raw material	(2,609)
Consumption of raw material for the year	3,991,490
Direct labor	2,275,191
Manufacturing expenses	11,317,504
Manufacturing costs of the year	17,584,185
Deficiency compensation	17,966
Raw material sold	121,536
Scrap of raw material	2,483
Impairment losses on inventory valuation	80,633
Total cost of revenue	$ 17,806,803

ChipMOS TECHNOLOGIES INC.
STATEMENT OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2023

(In Thousands of New Taiwan Dollars)

Item	Amount	Note
Sales and marketing expenses		
Salaries	$ 47,923	
Services fees	60,420	
Others	30,354	None of the individual item exceeds 5% of this account
	$ 138,697	
General and administrative expenses		
Salaries	$ 242,605	
Professional service expenses	56,107	
Insurance fees	30,837	
Others	158,713	None of the individual item exceeds 5% of this account
	$ 488,262	
Research and development expenses		
Salaries	$ 798,303	
Insurance fees	71,369	
Others	223,841	None of the individual item exceeds 5% of this account
	$ 1,093,513	

ChipMOS TECHNOLOGIES INC.
EMPLOYEE BENEFIT EXPENSES, DEPRECIATION AND AMORTIZATION BY FUNCTION
YEARS ENDED DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars)

By nature \ By function	2023			2022		
	Classified as costs of revenue	Classified as operating expenses	Total	Classified as costs of revenue	Classified as operating expenses	Total
Employee benefit expenses	$ 4,501,994	$ 1,297,452	$ 5,799,446	$ 5,009,662	$ 1,427,011	$ 6,436,673
Salaries	3,621,889	1,088,831	4,710,720	4,062,881	1,214,783	5,277,664
Directors' remuneration	-	23,980	23,980	-	28,621	28,621
Labor and health insurance	344,401	88,167	432,568	362,832	86,391	449,223
Pension	147,009	47,746	194,755	158,887	46,404	205,291
Share-based payments	-	-	-	-	-	-
Other personnel expenses	388,695	48,728	437,423	425,062	50,812	475,874
Depreciation	$ 4,693,809	$ 77,304	$ 4,771,113	$ 4,674,100	$ 69,349	$ 4,743,449

Note 1. For the years ended December 31, 2023 and 2022, the Company had 5,256 and 5,421 employees on average, including 7 and 7 non-employee directors, respectively.

Note 2. The Company's ordinary shares are listed on the stock exchange and additional information is as follows:
   (1) The average employee benefit expenses for the years ended December, 31, 2023 and 2022 were $1,100 and $1,184, respectively.
   (2) The average salaries for the years ended December 31, 2023 and 2022 were $897 and $975, respectively.
   (3) The difference of average salaries for 2023 compared with 2022 was −7.94%.
   (4) The supervisors' remuneration for the years ended December 31, 2023 and 2022 were both $0, due to the establishment of the audit committee.

ChipMOS TECHNOLOGIES INC.

EMPLOYEE BENEFIT EXPENSES, DEPRECIATION AND AMORTIZATION BY FUNCTION(CONT.)

YEARS ENDED DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars)

(5) The Company's policies on compensation and remuneration (including directors, managers and employees).

The Company's policies on compensation and remuneration regarding directors, managers and employees are as follows:

Directors and Independent Directors

The Company has "Rules for Performance Evaluations of the Board of Directors" for the Board of Directors that evaluates the performance of the Board of Directors, board members and each functional committee periodically. By the Company's Articles of Incorporation, the Board of Directors is authorized to determine the remuneration of all Directors based on the degree of participation in the Company's operation and contribution, as well as comparing with industry. If the Company generates profit for the year, the Board of Directors should allocate no more than 0.5% of it as directors' remuneration based on its approval. Besides, considering the independence character of the Independent Directors in executing business, the Independent Directors do not participate in the distribution of director's remuneration.

Managers and Employees

The compensation of the Company's managers compares with the industry standards periodically. Also, it is evaluated based on individual and overall Company's operating performance, strengthening the connection between managers' compensation, the Company's performance and shareholders' equity. Managers' compensation is proposed by the Remuneration Committee and approved by the Board of Directors. The Company adopts a job hierarchy system and formulates compensation based on positions, education, experiences, seniority and individual performance. To ensure compensation policies are competitive, the Company compares with the industry standards periodically as well as formulates annual salary adjustment and bonus plan, creating incentives not only to maintain and motivate employees but also attract potential talent.

According to the Company's Articles of Incorporation, if the Company generates profit for the year, it should allocate 10% of it as employee compensation for managers and employees.

VI. Explanations Regarding Impacts on Company's Financial Status in the Event that the Company or its Affiliates Have Financial Difficulties in the Most Recent Year and Up to the Date of Publication Date of the Annual Report: None.

VII. Review of Financial Position, Financial Performance and Risk Management

I. Financial Position (consolidated financial statements)

Unit: NT$ thousands ; %

Year Item	2023	2022	Difference	
			Amount	%
Current assets	25,160,658	18,352,129	6,808,529	37.10
Property, plant and equipment	19,139,503	20,446,205	(1,306,702)	(6.39)
Other assets	1,860,323	6,144,611	(4,284,288)	(69.72)
Total assets	46,160,484	44,942,945	1,217,539	2.71
Current liabilities	7,353,218	6,329,397	1,023,821	16.18
Non-current liabilities	13,953,614	13,801,615	151,999	1.10
Total liabilities	21,306,832	20,131,012	1,175,820	5.84
Capital stock	7,272,401	7,272,401	—	—
Capital surplus	6,064,637	6,064,637	—	—
Retained earnings	11,463,406	11,233,683	229,723	2.04
Other equity interest	53,208	241,212	(188,004)	(77.94)
Equity attributable to equity holders of the Company	24,853,652	24,811,933	41,719	0.17

Analysis of deviation over 20%:
1. Increase in current assets: Mainly due to the increase of cash and cash equivalents and the Company's Board of Directors approved its subsidiary to sell the equity investment accounted for using equity method and reclassified as non-current assets held for sale by the carrying amount in this year.
2. Decrease in other assets: Mainly due to the investments accounted for using equity method reclassified to non-current assets held for sale in this year.
3. Decrease in other equity interest: Mainly due to the decrease in unrealized gain on valuation of financial assets at fair value through other comprehensive income.

II. Financial Performance (consolidated financial statements)

(I) Operating Results Comparative Analysis

Unit: NT$ thousands ; %

Year / Item	2023	2022	Difference Amount	Difference %
Revenue	21,356,228	23,517,064	(2,160,836)	(9.19)
Cost of revenue	(17,806,803)	(18,605,007)	798,204	(4.29)
Gross profit	3,549,425	4,912,057	(1,362,632)	(27.74)
Operating expenses	(1,726,916)	(1,825,311)	98,395	(5.39)
Other income (expenses), net	85,943	129,933	(43,990)	(33.86)
Operating profit	1,908,452	3,216,679	(1,308,227)	(40.67)
Non-operating income (expenses)	359,774	811,193	(451,419)	(55.65)
Profit before income tax	2,268,226	4,027,872	(1,759,646)	(43.69)
Income tax expense	(374,798)	(655,898)	281,100	(42.86)
Profit for the year	1,893,428	3,371,974	(1,478,546)	(43.85)
Other comprehensive income (loss), net of income tax	(179,057)	181,054	(360,111)	(198.90)
Total comprehensive income for the year	1,714,371	3,553,028	(1,838,657)	(51.75)

Analysis of deviation over 20%:
1. Decrease in gross profit, operating profit, profit before income tax, income tax expense, profit for the year and total comprehensive income for the year: Mainly due to the slowdown market demand resulting in decreased in revenue this year.
2. Decrease in other income, net: Mainly due to the decrease of gain on disposal of property, plant and equipment and partially offset by the increase of gain on disposal of scrapped materials in this year.
3. Decrease in non-operating income, net: Mainly due to the decrease of foreign exchange gains, net, share of profit of associates and joint ventures accounted for using equity method and partially offset by the increase of gain on valuation of financial assets at fair value through profit or loss in this year.
4. Increase in other comprehensive loss, net of income tax: Mainly due to the decrease of profit on remeasurements of defined benefit plans and the increase of unrealized loss on valuation of equity instruments at fair value through other comprehensive income in this year.

(II) Sales Volume Forecast and Effect of Changes on the Company's Future Business and Future Response Actions: Please refer to "I. Letter to Shareholders".

III. Cash Flow (consolidated financial statements)

(I) Cash Flow Analysis for the Current Year

Cash balance at the period beginning	Net cash provided by operating activities in the period	Net cash used in investing activities in the period	Net cash used in financing activities in the period	Effect of exchange rate changes on cash and cash equivalents	Cash balance at the period end	Remedy for liquidity shortfall	
						Invest-ment plan	Financ-ing plan
9,896,604	6,607,482	(3,090,177)	(1,059,094)	(780)	12,354,035	—	—

Analysis of Cash Flow:
Operating activities: Mainly include net income and depreciation expenses.
Investing activities: Mainly due to capital expenditure.
Financing activities: Mainly due to distribution of cash dividend and partially offset by net proceeds from bank loans.

(II) Remedial Plan for Liquidity Shortage: Not applicable.

(III) Company's Cash Liquidity Analysis for the Coming Year

Unit: NT$ thousands

Opening cash balance	Net cash flow provided by operating activities	Annual cash outflow	Cash balance amount	Remedial actions for cash deficit	
				Investment plan	Financial plan
12,354,035	6,686,959	2,893,260	16,147,734	—	—

1. Analysis on the cash flow changes for the coming year :
   (1) Operating activities $6,686,959: Mainly due to operating profit estimated.
   (2) Investing activities $311,537: Mainly due to the proceeds from disposal of non-current assets held for sale and acquisition of operating equipment.
   (3) Financing activities ($3,204,797): Mainly due to the payments on bank loans and payment of cash dividend.
2. Remedial action for cash deficit and liquidity analysis: Not applicable.

IV. Effect upon Financial Operations of Major Capital Expenditures in the Most Recent Year. (consolidated financial statements)

Major Capital Expenditure Items and Source of Capital:

Unit: NT$ thousands

Project	Actual or expected source of funds	Total actual funding need	Actual or expected status of use	
			2023	2024
Plant and equipment	Own funds or bank loan	6,629,735	3,228,471	3,401,264

V. Investment Policy in the Most Recent Year, Main Causes for Profits or Losses, Improvement Plans and Investment Plans for the Coming Year

The Company and its subsidiaries' investment policy in the most recent year, accounted for using equity method, were mainly focuses on the long-term strategic purposes and to enhance our international market competitiveness. Each investment was made with prudent evaluation. The Company and its subsidiaries recognized its share of profit of associates accounted for using equity method amount to NT$219,891 thousand for the year of 2023 which decreased NT$233,824 thousand from the last year. Mainly due to the decrease in operating revenue of investees.

VI. Risk Management as in the Most Recent Year and Up to the Date of Publication Date of the Annual Report

(I) Effects of Changes in Interest Rates, Foreign Exchange Rates and Inflation on Corporate Finance, and Future Response Measures

1. Variations of interest rate

The borrowings of the Company and its subsidiaries are mainly generated for the purposes of operating activities. More preferential loan terms and the loan terms that are less affected by changes in interest rates are the main consideration when borrowing. The Company will keep an eye on the interest rate fluctuation at all times and maintain good rapport with correspondent banks. The Company will assess the difference between the loan interest rate and the average market interest rate periodically and adjust accordingly to lower the impact of interest rate changes on the Company's profit.

2. Variations of foreign currency exchange rate

The major foreign currency-denominated sales of the Company and its subsidiaries are denominated in US dollars, while the major raw material and machinery equipment are partial denominated in US dollars or Japanese yen. Therefore, accounts receivable charge against accounts payable for foreign currency-denominated will bring part of the natural hedge effect. However, exchange gain or loss may arise when exchanging such funds to New Taiwan Dollars. Thus, exchange rate changes may have impacts on the Company's revenue and profit.

The main hedging strategy of the Company and its subsidiaries is based on natural hedging to reduce foreign currency exposure positions and the finance department will monitor international exchange rate changes from time to time, and gather the related information of exchange rate changes at all times to make exchange plans in advance and reduce exchange losses resulting from the conversion of foreign currency to New Taiwan Dollars for operational needs.

3. Inflation

The impact of inflation is enormous, and the Company will gather information of international economic situation and the factors might trigger an unusually heated inflation to keep constant watch of market price fluctuation of raw material and keep

looking for substitutive materials. Also, the Company will provide relevant information to Company's management team as a basis for review and decision making. The Company will also keep good interactive relationship with suppliers and customers to enhance the response to cost changes, and proceed with further negotiate regarding purchases and prices in order to avoid adverse impact of inflation on the Company. The Company demand for precious metals accounted for a certain proportion of the production, to establish a precious metal processing and supply chain to improve the establishment of a more flexible response to the risk of loss caused by precious metal price fluctuations.

(II) Policies, Main Causes of Gain or Loss and Future Response Measures with Respect to High-risk, High-leveraged Investments, Lending or Endorsement Guarantees, and Derivatives Transactions

The Company and its subsidiaries do not engage in any high-risk, high-leverage investment. The Company's financial transactions are strictly for hedging the potential risk of exchange rate changes of the Company's assets and liabilities denominated in foreign currency and are all under the Company's control. Every banking transaction is handled in accordance with the operation process of derivatives transactions provided in our "Operational Procedures for Acquisition and Disposal of Assets" and "List of the Approved Financial Affairs and Approval Authority".

As of the date of publication of this annual report, the Company and its subsidiaries have not lent loans nor made endorsement/guarantee to others. Only for the Company's operating activities for customs tariff endorsement guarantee amounted to NT$71,900 thousand.

(III) Future Research & Development Projects and Corresponding Budget

1. R&D projects in the future

The Company and its subsidiaries have been established in line with "R&D-based" objective, focusing on advanced R&D and production problem solving of assembly structure, material and testing business. Every year we will devote in R&D regarding various issues in mechanics, material, electrical and other related domain in order to provide customers with all round information. 3C products have to be possessed of the characters of light, thin, short and small for mobile platform and prevalence stretching over different applicable electronic products, such as touch panel controller IC, power management IC, MEMS IC, biometrics authentication (such as fingerprint sensor) etc. Therefore, further advanced multi-chip assembly technologies have become a basic equipment to achieve full-scale integration.

The assembly and testing houses need build up the state of the art capabilities and develop the R&D technologies to provide customers with effective solutions and to

maintain the market competitiveness. Thus, the Company and its subsidiaries keep enhancing investments in core technologies and working toward R&D in advanced technologies regarding assembly and testing. The Company and its subsidiaries have put a lot of effort on R&D over decades, and the achievement should be attributed to the professional skills of the engineers and their accumulated experiences. Their appropriate control of current materials parameter optimization and new material evaluation, improvement in equipment and survey next generation equipment also helped in reducing production costs. In addition, the Company and its subsidiaries conducted an industry, research institution and university co-development project to jointly research and develop in next generation advanced assembly and testing technologies. The Company and its subsidiaries will align customer's product development schedule and technology development roadmap by more aggressive R&D development resource. Meanwhile, the involved R&D resource also could enhance the core technology capability and expand the new business opportunity. Based on the foregoing, the Company and its subsidiaries have the self-confidence to be the pioneer in the assembly and testing industry.

2. New products (services) planned to be developed

The Company and its subsidiaries not only plans to keep increasing capacity of assembly and testing services for high-end memory, but also plans to expand regarding the assembly and testing services for the following products:

(1) Develop 2P2M with thick Cu RDL and taller Cu Pillar bump height technology for power management chip product.

(2) Develop 12 inch stand-alone thinner technology for WLCSP.

(3) Develop extremely narrow IC width (<0.42mm) of display driver COF packaging technology services.

(4) Technical services for COF packaging and applying for non-display product.

(5) DDR5 DRAM assembly technology development.

(6) Thermal enhanced Flip-chip BGA with Heat sink assembly technology development.

3. Future R&D Plans

The estimated R&D expenditure of the Company and its subsidiaries are gradually recognized in accordance with the developing progress of new products and technologies, and will maintain a certain rate of growth based on future operating conditions to ensure the competitiveness of the Company and its subsidiaries. Total R&D budget is estimated to be around 5% of 2024 revenue.

(IV) Effect on the Company's Financial Operations of Important Policies Adopted and Changes in the Legal Environment at Home and Abroad, and Measures to be Taken in Response

The Company and its subsidiaries' financial status are not affected by major changes

in domestic and foreign government policies and laws in recent years. Nevertheless, since the rules and regulations of the Company and its subsidiaries are stipulated and enforced with the relative laws and regulations, if there is any amendment, the Company and its subsidiaries will amend and renew their rules and regulations in accordance with such amendment.

(V) Effects of the Company's Financial Operations of Developments in Science and Technology (including Cyber Security Risks) as well as Industrial Change, and Measures to be Taken in Response

The industry, products and technologies which the Company and its subsidiaries now engaged are changing rapidly, requiring the Company to not only introduce advanced process technologies but also enhance the partnership of the strategic alliance with upstream and downstream vendors of the supply chain. The Company and its subsidiaries shall devote to acquiring and developing advanced process technologies, obtain strategic cooperative alliance with major material suppliers and customers, and enhance marketing channel to make a diverse development in products and customers. As for financial operation, the Company and its subsidiaries shall aim at the characteristic of business to strengthen the management of cash flow and to maintain adequate financial structure to disperse operating risks.

The Company has announced an Information Security Policy since 2014 to avoid cyber security risks. Implementing an ISMS (information security management system) based on ISO/IEC 27001:2013 information security standard. The Company has established ISO 27001 framework contains 14 domains. Setting up an Information Security Management Committee and communication email in organization. We set up a "Information Security Office" in accordance with the regulations of the Financial Supervisory Commission in 2022. And our follows the "Guidelines for Information Security Management and Control of Listed OTC Companies" to formulate operational standards for information security related management procedures, plan internal management related activities of the security, and assist in the internal information security related risk assessment and needs. Each year, information technology center's related control objectives and control measures are reviewed through internal audit activities and external third-party verification. Currently, in 2017, ISO/IEC 27001 certifications have been obtained. The annual review was completed in November 2023. In response to the future ISMS revision requirements, our company has hired consultants to assist in the revision process. We are reevaluating the revision needs, discussing internal procedures, and revising the new version of the procedural manual. We anticipate achieving the ISMS new version certification successfully by the year 2024.

The Company continuously develops disaster recovery architecture for important information assets and conduct disaster recovery plan & implement disaster recovery

rehearsal (DR rehearsal). The rehearsal information system recovery time objective (RTO) can be completed within the maximum tolerable period of disruption (MTPD) to reduce the production interruption time or property loss caused by disasters. The Information Technology Center has completed 39 items DR rehearsal for important information systems and services in 2023. It includes databases, production system hosts, networking, core switches, firewall and other types of information assets. DR rehearsal adopts standardized disaster recovery plan to make the same expected disaster recovery effect can be obtained in the different factory area and different system administrator.

In order to obtain the cyber security threats and vulnerability risk assessments. The Company joins the Science Park Information Sharing and Analysis Center (SP-ISAC) external security organization. SP-ISAC provides information security analysis services and provides information alerts about current security issues, vulnerabilities, and exploits. Using submit security incident support form can help ISMS security team analysis and response to the security incident. In addition, actively participate in various seminars, such as the CYBERSEC 2022, to absorb new knowledge from various topics, reflect on the current situation, and plan a better information security environment. To reduce cyber security risk by setting up network security equipment, in addition using intrusion detection system to real time analyze & block abnormal network behaviors. Maintain and identifying information assets value (confidentiality, integrity and availability) through information assets inventory every year. The information assets value corresponds to determines the assets protection level plan needs. In response to the increasing trend of phishing email cybercrime by social engineering email attacks, implement phishing simulations test and educate employees on how to spot phishing and avoid attacks, increase employee awareness for reduce risk. In order to improve account management, the import of privileged account management and two-factor authentication has been completed.

(VI) Effect on the Company's Crisis Management of Changes in the Company's Corporate Image, and Measures to be Taken in Response

The Company and its subsidiaries maintained an excellent corporate image by operating with integrity and complying with the relevant laws and regulations. Up to date, there has been no event that adversely impact in the corporate image of the Company and its subsidiaries.

(VII) Expected Benefits and Possible Risks Associated with any Merger and Acquisitions, and Mitigation Measures being or to be Taken: None.

(VIII) Expected Benefits and Possible Risks Associated with any Plant Expansion, and Mitigation Measures being or to be Taken

The layout of plant of the Company and its subsidiaries is according to fill up current capacity first and consider the necessary to satisfy the future needs of customers

and market development trend. Expansion of the plant of the Company and its subsidiaries has been completely and prudently evaluated by responsible departments. Investment recovery and possible risks have also been taken into consideration.

(IX) Risks Associated with any Consolidation of Sales or Purchasing Operations, and Mitigation Measures being or to be Taken

1. Purchases

The Company duly evaluates the financial and operating status of our major suppliers. Purchases of major raw materials are generally purchased from two or more suppliers except in the event that such materials shall be purchased from suppliers certified or designated by customers. Our suppliers are all well-known manufacturers from home or abroad. We keep long-term partnership with all the suppliers in order to assure a steady purchase. We also develop substitute materials and suppliers to increase the flexibility of supply sources. In view of the impact of the serious COVID-19 situation on the material supply, we take the location of suppliers' manufacturing facilities and supply lead time into account in order to disperse risks of purchase concentration and to enhance the integrity and reliability of supply chain.

2. Sales

The Company is the second largest assembly and testing house for LCD display driver IC in Taiwan and has deeply ploughed the assembly and testing services in semiconductor back-end processes industry. The major business lies in providing assembly and testing services for MF/HF memory, high density memory, LCD display driver and control IC, automotive IC, and mobile/wearable IC etc. The major customers include semiconductor design companies, integrated device manufacturers and semiconductor IC Fabs. at home and abroad. Sales made to the top 10 customers of the Company respectively accounted for 82.6%, 81.3% and 81.9% of the net revenue for each year from 2021 to 2023. Sales made to the top 10 customers in each season were very stable and no sales made to any singular customer or group accounted for over 30% of all sales. Therefore, the Company does not run the risk of over-concentration in sales. Further, the Company will not only keep providing fine services for solutions and technical support to customers, but will also maintain a well and long-term relationship with existing customers. We will also further devote to win new customers that engage in logic/mixed-signal IC and consumer IC products in order to reduce risks associated with sales concentration.

(X) Effect Upon and Risk to the Company in the event a Major Quantity of Shares belonging to a Director or Shareholder Holding Greater Than a 10 Percent Stake in the Company has

been Transferred or has Otherwise Changed Hands, and Mitigation Measures being or to be taken: None.

(XI) Effect Upon and Risk to the Company Associated with any Change in Governance Personnel or Top Management, and Mitigation Measures being or to be Taken: None.

(XII) Litigation or Non-litigation Matters

1. Major ongoing lawsuits, non-lawsuits or administrative lawsuit in the Most Recent Year and Up to the Date of Publication Date of the Annual Report: None.

2. Major ongoing lawsuits, non-lawsuits or administrative lawsuits caused by directors, supervisors or shareholders with over 10% shareholdings in the Most Recent Year and Up to the Date of Publication Date of the Annual Report: None.

(XIII) Other Important Risks and Utility Supply Interruption or Shortage Risks

The frequency and severity of catastrophic events, including natural disasters and severe weather has been increasing, in part due to climate change or systemic regional geological changes that manifest in damaging earthquakes. ChipMOS has manufacturing and other operations in locations susceptible to natural disasters, such as flooding, earthquakes, tsunamis, typhoons, and droughts that may cause interruptions or shortages in the supply of utilities, such as water and electricity, that could disrupt operations. In addition, ChipMOS's suppliers and customers also have operations in such locations. For example, most of ChipMOS's production facilities, as well as those of many of its material suppliers and equipment vendors, are located in Taiwan and Japan which are susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time that may cause shortages in electricity and water or interruptions to our operations. Significant damage or other impediments to these facilities as a result of natural disasters, industrial strikes or industrial accidents could significantly increase our operating costs.

Thus, if one or more natural disasters or the Government supply shortages or interruptions (e.g. non-nuclear policies cause electricity shortages) that result in a prolonged disruption to ChipMOS's operations or those of its customers or suppliers, or if any of its or vendor facilities were to be damaged or cease operations as a result of an explosion or fire, it could reduce the Company's manufacturing capacity and may cause us to lose important customers, thereby having a potentially adverse and material impact on our operational and financial performance. ChipMOS has occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by its electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our operations.

ChipMOS maintains a comprehensive risk management system dedicated to the safety of people, the conservation of natural resources, and the protection of property. In

order to effectively handle emergencies and natural disasters, at each facility management has developed comprehensive plans and procedures that focus on risk prevention, emergency response, crisis management and business continuity. All ChipMOS manufacturing factories have been ISO 14001 certified (environmental management system) and OHSAS 18001 certified (occupational health and safety management system).

The Company pays special attention to preparedness of emergency response to disasters, such as typhoons, floods and droughts caused by climate change, earthquakes, pandemics (such as H1N1 influenza, new coronavirus, COVID-19), and disruptions to water, electricity and other public utilities. In response to the impact of the earthquake that occurred in Taiwan, ChipMOS conducted a continuous improvements including enhancing earthquake emergency response, enhancing tool anchorage and seismic isolation facilities, preparedness for speeding up tool salvage and production recovery. Although the Company maintains many overlapping risk prevention and protection systems, as well as fire and casualty insurance, ChipMOS's risk management and insurance coverage may not always be sufficient to cover all of the Company's potential losses. If any of ChipMOS's or vendor facilities were to be damaged or cease operations as a result of an explosion, fire or environmental causes, it could reduce the Company's manufacturing capacity and may lead to the loss of important sales and customers, and impact on ChipMOS's financial performance. In addition to periodic fire-protection inspections and firefighting drills, the Company has also carried out a corporate-wide fire risk mitigation project focused on managerial and hardware improvements.

In today's era of extremely frequent global interaction, convenient transportation and frequent contact have caused the epidemic to spread rapidly. Various countries implemented different levels of lockdown measures to prevent further spread of epidemic. These lockdown measures and epidemic are resulting in industry supply chain logistics may be delayed or interrupted risk and even the risks of health and safety protection of employees and production disruption. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. ChipMOS have developed a pandemic preparedness and response plan and ensure health of our employees and the normal operation of the production line. We are maintaining full inventory levels to ensure uninterrupted production. We are also in close contact with all of our vendors and have taken actions to provide extra back-up as the situation continues evolve. This includes increasing inventory levels and back-up vendor sources where it makes sense.

VII. Other Important Matters: None.

VIII. Special Items to be included

I. Information Related to the Company's Affiliates

(I) Consolidated Business Report of Affiliated Enterprises for the most recent fiscal year

1. Information Related to the Company's Affiliates

December 31, 2023



2. Affiliated Companies Profile

December 31, 2023

Company Name	Date of Incorporation	Location	Paid-in Capital	Major Business Activities
ChipMOS U.S.A., Inc.	October 25, 1999	San Jose, USA	US$7,100 thousand (NT$217,918 thousand)	Marketing of semiconductors and electronic related products
ChipMOS TECHNOLOGIES (BVI) LTD.	January 29, 2002	British Virgin Islands	NT$ 5,973,322 thousand	Holding company
ChipMOS SEMICONDUCTORS (Shanghai) LTD.	March 3, 2020	Shanghai, People's Republic of China	US$500 thousand (NT$ 15,113 thousand)	Marketing of semiconductors and electronic related products

3. Shareholders in Common of the Company and Its Subsidiaries with Deemed Control and Subordination: None.

4. Business Scope of the Company and Its Affiliated Companies

Business scope of the Company and its affiliates include the research, development, manufacturing and sale of high-integration and high-precision integrated circuits and related assembly and testing services. A few affiliates engage in investment business only in order to create a greatest benefit for the Company and its affiliated companies through mutual support of technologies, production, marketing and services.

5. Roster of Directors, Supervisors and Presidents of Affiliated Enterprises

December 31, 2023 (Unit: shares ; %)

Company Name	Title	Name or Representative	Shareholding	
			Shares	%
ChipMOS U.S.A., Inc.	Chairman	Representative of ChipMOS TECHNOLOGIES INC.: Silvia Su	3,550,000	100
	President / Director	Representative of ChipMOS TECHNOLOGIES INC.: Shih-Fan Cheng		
	Director	Representative of ChipMOS TECHNOLOGIES INC.: Shih-Jye Cheng		
ChipMOS TECHNOLOGIES (BVI) LTD.	Chairman	Representative of ChipMOS TECHNOLOGIES INC.: Teng-Yueh Tsai (D.Y. Tsai)	2,413,992,975	100
	Director	Representative of ChipMOS TECHNOLOGIES INC.: Silvia Su		
ChipMOS SEMICONDUCTORS (Shanghai) LTD.	Chairman / President	Representative of ChipMOS TECHNOLOGIES (BVI) LTD.: Teng-Yueh Tsai (D.Y. Tsai)	(Note)	100
	Supervisor	Representative of ChipMOS TECHNOLOGIES (BVI) LTD.: Silvia Su		

Note: Limited company, hence does not issue common stock.

6. Business Overview of Affiliated Companies

December 31, 2023 (Unit: NT$ thousands)

Company Name	Paid-in Capital	Total Assets	Total Liabilities	Net worth	Revenue	Operating profit (loss)	Profit for the year	Earnings per share (NT$)
ChipMOS U.S.A., Inc.	217,918	268,839	10,608	258,231	39,606	2,242	8,318	2.34
ChipMOS TECHNOLOGIES (BVI) LTD.	5,973,322	4,313,714	58,786	4,254,928	(Note 1)	(9,480)	191,119	0.08
ChipMOS SEMICONDUCTORS (Shanghai) LTD.	15,113	21,285	3,885	17,400	19,875	1,045	1,065	(Note 2)

Note 1: No operating activities as a holding company.
Note 2: Limited company, hence does not need to calculate EPS.

(II) Consolidated Financial Statements of Affiliated Companies

For the year ended December 31, 2023, pursuant to "Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises," the companies that are required to be included in the consolidated financial statements of affiliates, are the same as the companies required to be included in the consolidated financial statements under International Financial Reporting Standards 10. And if relevant information that should be disclosed in the consolidated financial statements of affiliated enterprises has all been disclosed in the consolidated financial statements of parent and subsidiary companies, it shall not be required to prepare consolidated financial statements of affiliated enterprises.

(III) Affiliation Report: Not applicable.

II. Status of Company's Private Placement of Securities in the Most Recent Year and Up to the Date of Publication of the Annual Report: None.

III. Holding or Disposal of Shares of the Company by Subsidiaries in the Most Recent Year and Up to the Date of Publication of the Annual Report: None.

IV. Other Matters that Require Additional Description: None.

IX. Any of the Situations Listed in Article 36, Paragraph 3, Subparagraph 2 of the Securities and Exchange Act, which might Materially Affect Shareholders' Equity or the Price of the Company's Securities, has Occurred in the most recent year Up to the Date of Publication of the Annual Report: None.

ChipMOS TECHNOLOGIES INC.

Chairman: Shih-Jye Cheng


ChipMOS

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